U.S. BANCORP 2012 Annual Report


13000500


US
est.
1863

A Rich Heritage | A Strong Future

1863-2013

usbancorp

A Rich Heritage

On July 13, 2013, U.S. Bank will celebrate its 150th anniversary. Our rich history has shaped our present and positioned us for a strong future.

Since 1863, our company has expanded through organic growth and through numerous acquisitions. We have managed through times of prosperity and times of hardship. We have focused our efforts externally on growth and development and, when necessary, we have focused internally to right the course.

We are always mindful of the responsibility we hold to help our customers achieve their financial goals; to support and strengthen the communities, and this country, that we serve; and to increase the value of our shareholders' investment.

We trace our earliest roots to 1853 when Farmers and Millers Bank in Milwaukee opened its doors with $50,000 in capitalization — eventually becoming First Wisconsin and ultimately Firstar. State Savings Institution, with just $8,500 in capital and one $800-a-year teller, opened in St. Louis in 1855, later to become part of the Mercantile Trust Company founded by Festus J. Wade in 1899 — the forerunner of Mercantile Bancorporation.


MERCANTILE COMMERCE
NATIONAL BANK


MAHR BUILDING
1892
SITE OF THE SAN MIGUEL VALLEY BANK
BUTCH CASSIDY'S FIRST BANK ROBBERY
JUNE 24, 1889

This plaque marks the original location of the San Miguel Valley Bank in Colorado, later the Bank of Telluride, which subsequently became part of the U.S. Bank family. San Miguel Valley Bank's claim to fame (or infamy) is in being the first bank that Butch Cassidy ever robbed (June 24, 1889).



Rising above the skyline of downtown Minneapolis is the former headquarters building of First Bank System, the name of U.S. Bancorp until 1997. Its merger with Firstar in 2001 created the "new" U.S. Bancorp.



Donald Macleay (August 1834 – July 1897) immigrated from Scotland at the age of 16. Later he established a wholesale and shipping business in Portland. He invested in Oregon railroads and is generally credited with founding the U.S. National Bank of Portland, a predecessor of U.S. Bancorp.

In 1933, banks were reeling. To avoid a panic, the Cincinnati Clearing House authorized banks to limit withdrawals to five percent of a customer's account. Only The First National Bank of Cincinnati paid out in full to any customers who asked. For decades, the bank and its employees used that tale to indicate First National's strength and soundness.


The Cincinnati Post
EXTRA

BANKS LIMIT WITHDRAWALS TO 5 PER CENT AS SAFEGUARD

BRITAIN HALTS … FEDERAL AID … Move Made to 'Conserve … Community … of All' … ALL EXCEPT 1ST NATIONAL ADOPT PLAN








MERCANTILE
Y2K



EST. 1863 | usbank.

In 1929, Mercantile Bancorporation ancestor, Mississippi Valley Trust Company, loaned $15,000 to help finance Charles Lindbergh's historic transatlantic flight. Mercantile merged with Firstar Corporation in 1999 and later became U.S. Bancorp.


1st




Colorado National Bank Denver


For the YANKS
AND THE
5th LIBERTY LOAN

The photos above and top left show two views of long-ago stages in the evolution of bank technology. Today U.S. Bancorp processes tens of millions of transactions a month.

At left is one of the original ornate lamps that lighted the Colorado National Bank lobby and today is on display in the Denver Processing Center. Above, right, are Colorado National Bank stock certificates issued in 1893. Colorado National Bank changed its name to U.S. Bank after the $8.4 billion merger of CNB's Minneapolis parent, First Bank System Inc., with Portland, OR-based U.S. Bancorp in 1997.

The action moves to The First National Bank of Cincinnati, which opened for business in 1863 while the Civil War raged just across the Ohio River. In 1988, The First National Bank of Cincinnati grew into Star Banc Corporation.

The First National Bank of Cincinnati was established under National Charter #24, signed by Abraham Lincoln's Comptroller of the Currency, Hugh McCullough. It's the charter our company still operates under today and is one of the oldest active national bank charters in the nation.

About this same time, The First National Bank of St. Paul was chartered in 1864 after doing business for some 11 years as Parker Paine & Co. A year later, The First National Bank of Minneapolis received its charter in 1865 — before that it had been a private banking house called Sidel, Wolford & Co. These two First Nationals formed a holding company in early 1929, which then became known as First Bank Stock Corporation until it took the name First Bank System in 1968.

Meanwhile, across the Great Plains and the Rocky Mountains, The United States National Bank of Portland, in Oregon, was chartered in 1891 by several prominent individuals in the local business community.

These banks thrived as independent entities and were often the largest commercial bank in their respective marketplaces. Through the years, some benefitted from in-market mergers and acquisitions during the early decades of the 20th century and wider-spread expansions during the 1980s and 1990s. One such transaction brought Colorado National Bank into the First Bank System family in 1993 and West One Bancorp into U.S. Bancorp in 1995.

Of particular note, in 1902, the U.S. National Bank of Portland was merged into the Ainsworth National Bank of Portland, but the decision was made to keep the U.S. National Bank name. This choice turned out to be auspicious when, 11 years later, a federal law prohibited other banks from using United States in their names from that time forward. U.S. National was among the first banks to form a one-bank holding company — called U.S. Bancorp.

Through the past 150 years, hundreds of fine banks, whose customers, branches, expertise and assets combined with these ancestor banks, helped to make us a strong, sound company.

Transformational mergers occurred during the 1990s, as Star, Firstar and Mercantile merged to become the new Firstar, and First Bank System and U.S. Bancorp combined under the U.S. Bancorp name. And on February 27, 2001, Firstar and U.S. Bancorp became the new U.S. Bancorp, building a strong and forward-looking foundation on which to continue our growth.

It's a great heritage we enjoy — and we work hard to preserve the legacy.


1ST
OF CINCINNATI

Treasury Department,
Office of Comptroller of the Currency,
Washington, July 13th 1863.

Whereas, by satisfactory evidence presented to the undersigned, it has been made to appear that the First National Bank of Cincinnati in the County of Hamilton and State of Ohio has been duly organized under, and according to the requirements of the act of Congress, entitled "An act to provide a national currency, secured by a pledge of United States stocks, and to provide for the circulation and redemption thereof, approved February 25, 1863, and has complied with all the provisions of said act required to be complied with before commencing the business of Banking:

Now, therefore, I, Hugh McCulloch Comptroller of the Currency, do hereby certify that the said First National Bank of Cincinnati County of Hamilton and State of Ohio is authorized to commence the business of Banking under the act aforesaid.

In Testimony Whereof, witness my hand and seal of office, this Thirteenth day of July 1863.

(signed) Hugh McCulloch
Comptroller of the Currency.

No 24

On February 26, 1863, President Abraham Lincoln signed one of the two National Bank Acts that established a system of national banks, established the Office of the Comptroller of the Currency and authorized the Comptroller to examine and regulate nationally chartered banks. On July 13, 1863, The First National Bank of Cincinnati was formed under national Charter #24, signed by Lincoln's Comptroller of the Currency, Hugh McCullough. U.S. Bancorp still operates under the same charter, one of the oldest active charters in the industry today.

A Strong Future

We are always mindful of how much we owe to history and the pioneers of the American banking system, countless courageous souls who first made banking available in villages, small towns and growing cities across the heart of this nation in the 19th century. But today we focus on the future — a strong future — as an innovative company with a well-diversified business model, prudent risk management and an ability to produce consistent, predictable, repeatable results.


usbank

At year-end 2012, the company operated 3,084 banking offices and 5,065 ATMs in 25 states. U.S. Bank was founded in 1863 under national Charter #24 and is one of the nation's oldest banks operating under its original charter. The company will celebrate its sesquicentennial in 2013. U.S. Bancorp has approximately 66,000 employees.

Corporate Profile

U.S. Bancorp (NYSE: USB) is a diversified financial services holding company and parent company of U.S. Bank National Association, the nation's fifth-largest commercial bank with $354 billion in assets at December 31, 2012. U.S. Bancorp was named *Fortune* magazine's 2012 Most Admired Superregional Bank.

Headquartered in Minneapolis, U.S. Bancorp is recognized for strong financial performance, prudent risk management, capital generation, product quality, customer service and community support. U.S. Bancorp provides a wide range of financial services for consumers, businesses, government entities and other financial institutions. Among its primary services are regional consumer and business banking and wealth management services; national wholesale banking, commercial real estate and trust services; and global payments services to more than 17.6 million customers.



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Please see explanation on Page 19 regarding the risks and uncertainties that may affect the accuracy of forward-looking statements.



Selected Financial Highlights

Net Income
(Dollars in Millions)


6,000
3,000
0
2,946
2,205
3,317
4,872
5,647
08
09
10
11
12

Diluted Earnings Per Common Share
(In Dollars)


3.00
1.50
0
1.61
.97
1.73
2.46
2.84
08
09
10
11
12

Dividends Declared Per Common Share
(In Dollars)


2.00
1.00
0
1.70
.20
.20
.50
.78
08
09
10
11
12

Return on Average Assets
(In Percents)


2.0
1.0
0
1.21
.82
1.16
1.53
1.65
08
09
10
11
12

Return on Average Common Equity
(In Percents)


20
10
0
13.9
8.2
12.7
15.8
16.2
08
09
10
11
12

Dividend Payout Ratio
(In Percents)


100
50
0
104.9
20.6
11.5
20.2
27.4
08
09
10
11
12

Net Interest Margin
(taxable-equivalent basis)
(In Percents)


4.00
2.00
0
3.66
3.67
3.88
3.65
3.58
08
09
10
11
12

Efficiency Ratio[(a)]
(In Percents)


60
30
0
46.9
48.4
51.5
51.8
51.5
08
09
10
11
12

Tier 1 Capital
(In Percents)


12
6
0
10.6
9.6
10.5
10.8
10.8
08
09
10
11
12

Average Assets
(Dollars in Millions)


350,000
175,000
0
244,400
268,360
285,861
318,264
342,849
08
09
10
11
12

Average Shareholders' Equity
(Dollars i Millions)


40,000
20,000
0
22,570
26,307
28,049
32,200
37,611
08
09
10
11
12

Total Risk-based Capital
(In Percents)


15
7.5
0
14.3
12.9
13.3
13.3
13.1
08
09
10
11
12

(a) Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding net securities gains (losses).

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2012	2011	2010	2012 v 2011	2011 v 2010
Total net revenue (taxable-equivalent basis)	$ 20,288	$ 19,108	$ 18,148	6.2%	5.3%
Noninterest expense	10,456	9,911	9,383	5.5	5.6
Provision for credit losses	1,882	2,343	4,356	(19.7)	(46.2)
Income taxes and taxable-equivalent adjustments	2,460	2,066	1,144	19.1	80.6
Net income	5,490	4,788	3,265	14.7	46.6
Net (income) loss attributable to noncontrolling interests	157	84	52	86.9	61.5
Net income attributable to U.S. Bancorp	$ 5,647	$ 4,872	$ 3,317	15.9	46.9
Net income applicable to U.S. Bancorp common shareholders	$ 5,383	$ 4,721	$ 3,332	14.0	41.7
Per Common Share					
Earnings per share	$ 2.85	$ 2.47	$ 1.74	15.4%	42.0%
Diluted earnings per share	2.84	2.46	1.73	15.4	42.2
Dividends declared per share	.78	.50	.20	56.0	*
Book value per share	18.31	16.43	14.36	11.4	14.4
Market value per share	31.94	27.05	26.97	18.1	.3
Average common shares outstanding	1,887	1,914	1,912	(1.4)	.1
Average diluted common shares outstanding	1,896	1,923	1,921	(1.4)	.1
Financial Ratios					
Return on average assets	1.65%	1.53%	1.16%		
Return on average common equity	16.2	15.8	12.7		
Net interest margin (taxable-equivalent basis)	3.58	3.65	3.88		
Efficiency ratio (a)	51.5	51.8	51.5		
Average Balances					
Loans	$215,374	$201,427	$193,022	6.9%	4.4%
Investment securities	72,501	63,645	47,763	13.9	33.3
Earning assets	306,270	283,290	252,042	8.1	12.4
Assets	342,849	318,264	285,861	7.7	11.3
Deposits	235,710	213,159	184,721	10.6	15.4
Total U.S. Bancorp shareholders' equity	37,611	32,200	28,049	16.8	14.8
Period End Balances					
Loans	$223,329	$209,835	$197,061	6.4%	6.5%
Allowance for credit losses	4,733	5,014	5,531	(5.6)	(9.3)
Investment securities	74,528	70,814	52,978	5.2	33.7
Assets	353,855	340,122	307,786	4.0	10.5
Deposits	249,183	230,885	204,252	7.9	13.0
Total U.S. Bancorp shareholders' equity	38,998	33,978	29,519	14.8	15.1
Capital Ratios					
Tier 1 capital	10.8%	10.8%	10.5%		
Total risk-based capital	13.1	13.3	13.3		
Leverage	9.2	9.1	9.1		
Tangible common equity to tangible assets (b)	7.2	6.6	6.0		
Tangible common equity to risk-weighted assets using Basel I definition (b)	8.6	8.1	7.2		
Tier 1 common equity to risk-weighted assets using Basel I definition (b)	9.0	8.6	7.8		
Tier 1 common equity to risk-weighted assets using Basel III proposals published prior to June 2012 (b)	–	8.2	7.3		
Tier 1 common equity to risk-weighted assets approximated using proposed rules for the Basel III standardized approach released June 2012 (b)	8.1	–	–		

Not meaningful

(a) Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding net securities gains (losses).

(b) See Non-GAAP Financial Measures beginning on page 65.

U.S. Bancorp Positioned for a Strong Future

Fellow Shareholders:
U.S. Bancorp continues to invest, to grow and to prudently manage the company — building our businesses with a focus on our strong future.

I am very proud to report that our company achieved record total net revenue of $20.3 billion and record earnings of $5.6 billion for the full year 2012. These results represented a 6.2 percent increase in net revenue and a 15.9 percent increase in earnings over 2011. In addition, diluted earnings per common share were $2.84, 15.4 percent higher than the prior year.

It was a very good year

We exceeded all of our past results, and surpassed, by wide margins, the performance of our peer banks in 2012 with industry-leading performance measures, including return on average assets of 1.65 percent, return on average common equity of 16.2 percent and an efficiency ratio of 51.5 percent, while, importantly, attaining positive full year operating leverage. In fact, we have held the #1 position among our peer banks in ROA, ROE and efficiency over a five-year period — five years of what many would describe as the most stressful period, historically, for our industry. We realized growth in total average loans of 6.9 percent over the prior year, as well as growth in average total deposits of 10.6 percent on a full year basis over 2011, demonstrating our company's continuing ability to broaden and deepen relationships with our current customer base, gain new customers and, consequently, capture market share. Our fee-based businesses also realized solid growth in 2012, capitalizing on the investments we have made over the past number of years. Mortgage banking was a key contributor to our fee revenue growth, as it benefited from the low rate environment and the continuation of refinancings, as well as a growing market share. Credit quality remained strong and continued to improve as both net charge-offs and nonperforming assets declined, reflecting the high quality of our portfolio. Our industry-leading ability to generate capital continued to strengthen our already solid capital position and allowed us to return 62 percent of our earnings to our shareholders in the form of dividends and share repurchases in 2012.

For decades, and especially since the economic downturn began, U.S. Bancorp has maintained a steady course, believing that a disciplined approach to the establishment of financial

Profitability Since 2008

Return on Average Assets
(In Percents)


1.40
.70
0
1.30
1.09
1.03
0.83
0.72
0.39
0.23
0.12
USB
Peer 1
Peer 2
Peer 3
Peer 4
Peer 5
Peer 6
Peer 7
Peer 8
Peer 9

Return on Average Common Equity
(In Percents)


1.40
.70
0
13.7
10.8
9.2
8.4
7.8
2.7
1.5
USB
Peer 1
Peer 2
Peer 3
Peer 4
Peer 5
Peer 6
Peer 7
Peer 8
Peer 9

Efficiency Ratio
(In Percents)


80
40
0
50.2
57.4
57.5
60.1
61.3
61.9
69.0
70.7
70.7
71.0
USB
Peer 1
Peer 2
Peer 3
Peer 4
Peer 5
Peer 6
Peer 7
Peer 8
Peer 9

Source: SNL and company reports, 1Q08 through 4Q12 annualized
Peer banks: BAC, BBT, FITB, JPM, KEY, PNC, RF, STI and WFC

and operational policies and practices will best serve all of our constituents and sustain our company's current momentum. We take pride in our ability to produce predictable, repeatable, and transparent earnings, which we have done consistently, despite the challenges we (and others in our industry) have faced in this uncertain economic environment. Further, we have not allowed these uncertainties to deter us from investing in opportunities for growth, in talent, in technology, in operational efficiency and in delivering higher customer satisfaction. We also have continued to make strategic acquisitions in growth businesses that increased the scale, scope or capabilities of our company's existing business lines, preparing us for a stronger future.

Positioned for the recovery

Our customers — from individuals to small businesses, from middle market and large corporations to public institutions — are, as a group, financially healthy and productive, having adjusted to the current slow-growth, uncertain environment in which we all operate today. U.S. Bancorp is committed to serving all of our customers, helping them navigate the economic reality of today and capitalize on the future opportunities presented by the emerging recovery. We will be recognized for having "been there" for our customers, guiding them through these unprecedented economic challenges — and we strive to be even better known for our ability to partner with our customers as the economy recovers.

Earning and keeping trust in U.S. Bancorp

Following the disruption in the financial markets and the continuing economic downturn, the American people lost the trust they once had in the banking industry. Much of their loss of faith in our industry was understandable and served as a call to action for all banks to demonstrate their importance and value to the U.S. economy and to serve as genuine partners to help our citizens negotiate through these challenging times. As a leading American bank, and sensing our obligation to serve as a role model for the industry, U.S. Bank has listened and responded



Richard K. Davis
Chairman, President and Chief Executive Officer

to our customers, developing new ways of communicating and addressing their concerns. We are creating new financial products to respond to their changing needs, and we are enhancing a number of policies and procedures to make sure our customers understand the products and services they use. We are focused on re-establishing the trust that is essential to a strong partnership and we stand ready to continue to adjust our programs to exceed our customer expectations.

Taming technology and putting it to work

Perhaps nothing moves as fast or changes more often than technology. Whether it is used to design and deliver new products and services, to improve operations, to move money around the world in a nanosecond or to create new channels of customer communication and contact, we cannot overestimate the importance of technology and the need to remain current. A high percentage of our information technology is focused on "must-do" expenditures — on operational efficiency and compliance requirements. We continue to invest significantly, however, to enhance our customers' experience — making every interaction faster, easier, safer, more customizable and more portable than ever before, as customers gravitate to their smartphones and tablets to conduct their daily banking business. Less visible, but even more important, is our ongoing investment in technology in the face of potential cyber assault, and for information security and customer privacy.

Compliance mandates and regulatory reporting — the new normal

In the aftermath of the financial crisis, the banking industry has faced an unprecedented increase in scrutiny and regulation. Banks are confronting an abundance of new regulations designed to lower risk and increase the ability to absorb losses, so that the possibility of a future crisis can be averted or, at the very least, softened — a very worthy goal. For all the many new regulations proposed and already implemented, there are still more to come. We are in a position to manage through this new regulatory environment, and we will devote ourselves to being an advocate for reasonable change — and an active critic and partner to amend and inform less productive changes. We invest considerable time in developing our relationships with regulators and legislators, and we see our role as an active participant in the development and refinement of the many new rules that remain unfinished. The uncertainty surrounding the new banking rules and eventual impact on the industry will continue to be a concern for many. We are fully confident in our company's ability to meet any new requirements of capital, risk or consumer protection. Hopefully, 2013 will be marked by a period of implementation and closure, as the industry moves forward and concentrates on doing what it does best — being an integral part of helping the economy recover and grow.

Investing for Current & Future Challenges


(In Billions)
4
2
0
+44%
2.25
3.24
2003–2007 Total
2008–2012 Total
• Mortgage banking
• In-store and on-site branches
• Wholesale banking expansion
• Ascent Private Capital Management
• International payments expansion
• Internet and mobile banking channels
• Tier 4 data center
• Call center telephony
• Distribution channel integration

Capital Expenditure Investments

Saying farewell to two outstanding bankers and friends

Richard Hartnack, Vice Chairman of Consumer and Small Business Banking, and Lee Mitau, Executive Vice President and General Counsel, will retire from U.S. Bancorp on March 1, 2013. Rick Hartnack served as Vice Chairman, Consumer and Small Business Banking since he joined U.S. Bancorp from Union Bank of California in 2005. Lee Mitau served as Executive Vice President and General Counsel of U.S. Bancorp since 1995, joining us from the law firm of Dorsey & Whitney LLP in Minneapolis.

Rick and Lee provided many years of outstanding leadership to U.S. Bancorp and helped to lead U.S. Bank through the most turbulent period in recent history for our company and our industry. They provided enormous value to our organization, employees, customers and shareholders — we will miss their influence and camaraderie.



Rick Hartnack



Lee Mitau

Rewarding our shareholders

We returned 62 percent of our earnings — a total of $3.4 billion — to our shareholders in 2012 through dividends and the repurchase of 59 million shares of stock. This was within the range of our goal to return 60 to 80 percent of our earnings to shareholders each year. I am joined by the Managing Committee and the members of the Board of Directors in looking forward to raising our dividend further. It remains one of our top priorities. With our proven ability to generate significant capital each year through solid earnings, our already strong capital position, excellent credit quality and a track record of careful stewardship, we trust that our regulators will continue to approve our annual capital distribution plans.

I want to thank you for your investment in U.S. Bancorp. We are especially pleased to have your support this year as we celebrate our national charter's 150-year anniversary. Since 1863, we have enjoyed a rich heritage. Our past has shaped our present and our future, and we continue to be mindful of our responsibility to be a trusted partner and to help our customers achieve their financial goals, to support and strengthen the communities and this country that we serve and, importantly, to reward our shareholders. We look forward to a strong future and the opportunities it holds for us all.

Sincerely,



Richard K. Davis
Chairman, President and Chief Executive Officer

February 22, 2013



U.S. Bancorp Board of Directors (left to right)
Doreen Woo Ho; President, San Francisco Port Commission
O'dell M. Owens, M.D., M.P.H.; President, Cincinnati State Technical and Community College
Patrick T. Stokes; former Chairman and Chief Executive Officer, Anheuser-Busch Companies, Inc.
David B. O'Maley; retired Chairman, President and Chief Executive Officer, Ohio National Financial Services, Inc.
Joel W. Johnson; retired Chairman and Chief Executive Officer, Hormel Foods Corporation
Victoria Buyniski Gluckman; retired Chairman and Chief Executive Officer, United Medical Resources, Inc.
Y. Marc Belton; Executive Vice President, Global Strategy, Growth and Marketing Innovation, General Mills, Inc.
Douglas M. Baker, Jr.; Chairman and Chief Executive Officer, Ecolab, Inc.
Richard K. Davis; Chairman, President and Chief Executive Officer, U.S. Bancorp
Craig D. Schnuck; former Chairman and Chief Executive Officer, Schnuck Markets, Inc.
Olivia F. Kirtley; Business consultant
Arthur D. Collins, Jr.; retired Chairman and Chief Executive Officer, Medtronic, Inc.
Jerry W. Levin; Chairman and Chief Executive Officer, Wilton Brands Inc., and Chairman and Chief Executive Officer, JW Levin Partners LLC
Roland A. Hernandez; Founding Principal and Chief Executive Officer, Hernandez Media Ventures



U.S. Bancorp Managing Committee (left to right)
James L. Chosy, Executive Vice President, General Counsel and Corporate Secretary
Michael S. LaFontaine, Executive Vice President and Chief Operational Risk Officer
P.W. (Bill) Parker, Executive Vice President and Chief Credit Officer
Jeffry H. von Gillern, Vice Chairman, Technology and Operations Services
Pamela A. Joseph, Vice Chairman, Payment Services
John R. Elmore, Vice Chairman, Community Banking and Branch Delivery
Richard K. Davis, Chairman, President and Chief Executive Officer
Howell D. (Mac) McCullough, III, Executive Vice President, Chief Strategy Officer
Richard B. Payne, Vice Chairman, Wholesale Banking
Terrance R. Dolan, Vice Chairman, Wealth Management and Securities Services
Jennie P. Carlson, Executive Vice President, Human Resources
Joseph C. Hoesley, Vice Chairman, Commercial Real Estate
Richard J. Hidy, Executive Vice President and Chief Risk Officer
Andrew Cecere, Vice Chairman and Chief Financial Officer
Kent V. Stone, Vice Chairman, Consumer Banking Sales and Support

Making Dreams Come True

From a first checking account to a home loan to retirement savings — from a small business loan to cash management systems — our Consumer and Small Business Banking division is there when goals and dreams need financial support to help make them come true — just as we have been for 150 years.

Now more than ever, individuals, families and small business owners and entrepreneurs want and need a banking partner that is still right there on the corner, as well as online, mobile, on the phone and in person — with all channels delivering the products and services that make things happen and make banking easier, faster, more understandable and more secure than ever before.

It's all about the quality, convenience and service

Our goal has always been to give customers the best service, value and convenience of any bank in the country, and we continually review our consumer products and services to assure quality. Those practices paid off when *Money*® magazine named U.S. Bank the best national bank in America for its basic checking and savings, student checking and checking accounts with features for seniors. *Money* cited U.S. Bank's broad retail banking network — fourth-largest in the country — and the ease which U.S. Bank customers can waive monthly maintenance fees. They also recognized U.S. Bank for offering advanced features such as the ability for customers to deposit a check from their mobile phone or tablet. The magazine noted that student checking accounts have no monthly maintenance fees, robust mobile banking and a large ATM network, which students rely on heavily. U.S. Bank's checking features for seniors also earned top honors.

Our checking packages help make money management easier and more convenient. A variety of bundled services let customers choose the right accounts and provide benefits stand-alone accounts might not offer. Our S.T.A.R.T. (Savings Today and Rewards Tomorrow®) program continues to grow and to encourage personal savings through a customized plan that lets customers save at their own pace and rewards regular savings with even more money in the form of U.S. Bank Rewards Visa® Cards. S.T.A.R.T. customers now number nearly 1,096,000.



U.S. Bank ends SBA fiscal year with $525 million in new volume, moving up to second nationally

U.S. Bank has supported small businesses for decades through the U.S. Small Business Administration (SBA) lending program, and we ended the 2012 SBA fiscal year with $525 million in new volume and 1,661 loans committed as the small business sector continued to strengthen. Our strength in key markets continued, as we ranked first in dollar volume in Kentucky and Tennessee and were one of the top ten lenders in 27 of the 29 SBA districts. U.S. Bank ranked first in the number of loans in Kansas City, Minnesota, Portland, Seattle/Spokane, St. Louis and Tennessee and ranked as one of the top ten lenders in 21 of the 29 SBA districts. In addition to our small business loans and services, newsletters, websites and experienced bankers, we also support small business through numerous specialized seminars and sponsorships across our markets. U.S. Bank has a long-standing commitment to serve the Asian, Hispanic, African American and every other small business community by putting the strength and expertise of our team to work for small businesses across the nation.



Where artistry and hard work combine

After immigrating to the U.S., Baltazar Sauceda spent ten years learning the stone mason trade. He and his wife Juanita started Baltazar's Stone in Omaha in 2004. Through ups and downs, U.S. Bank has been with them all the way. Over the past eight years, Mr. Sauceda has grown from skilled craftsman to experienced businessman as well and has doubled the size of his business, adding wholesale and retail sales, design work and custom stone setting to create an increased and diversified income stream. He is planning to expand again in the near future. We're proud to have supported Baltazar's growth with loan and deposit products, equipment financing and mortgage services. We look forward to his continued success and our continued partnership.



Scan the photo above for our big view of small business.

Customers on the move take US with them. Anywhere. Although we operate more than 3,000 branches and more than 5,000 ATMs in 25 states, our customers like to bank anywhere, anytime. As the world goes mobile, so does U.S. Bank with our line-up of bank-anywhere apps. Whether our customers carry a smartphone or an iPad,® we have their banking covered with free U.S. Bank apps for iPhone, iPad, Android and Blackberry. And our mobile website, designed with mobile devices in mind, is useful and easy even if our customers' phones don't run apps. With our mobile apps, mobile website and text banking, customers can easily pay bills, review transactions, locate branches and ATMs and check balances. They can even send and receive money with our Person to Person service, receive text alerts about their accounts and use a camera phone to deposit a check by sending us a picture of it through our Remote Deposit service!

Protecting Family Assets and Futures

U.S. Bank Wealth Management ranked among the top 20 wealth managers* in the September 17, 2012 issue of *Barron's*. And no wonder. From streamlined to intricate services, from investment management to legacy building, we provide three distinct approaches to personalized private client services to meet the needs of those beginning to accumulate wealth, enjoying the rewards of a successful life or seeking to grow and pass on their wealth or to make a mark on the world.

*Top 40 Wealth Managers ranked by client assets in accounts of $5 million or more as of June 30, 2012.

Leaving a legacy of health and hope

After losing her husband Mike to cancer, Kathie Heimerdinger and her children established The Heimerdinger Foundation, created in part to increase awareness of healthy eating to support the treatment of cancer. In November 2012, Kathie launched the non-profit foundation's *Meals 2 Heal* initiative which offers healthy meals free of charge for cancer patients and their families in the Nashville area to help them fight the disease, just as Kathie believes dietary changes helped her husband. As part of *Meals 2 Heal*, high school students prepare the meals while learning about the components of a healthy diet. We are pleased that the U.S. Bank Private Client Reserve, through its Entertainment and Pro Sports group, was able to assist Kathie with personal financial matters following Mike's death, as well as with The Heimerdinger Foundation's financial services needs. For more information on how to get involved, visit **HeimerdingerFoundation.com.**



Scan the photo below and take a giant step toward a peace of mind.

Mike "Dinger" Heimerdinger, former offensive coordinator for the NFL's Tennessee Titans.

Joe Robbins/Getty Images



The Private Client Group offers a dedicated relationship manager backed by a team of professionals located in our branch offices. They provide sound solutions, sophisticated products and services and access by phone, online or in person, as well as online and mobile account management tools. The Private Client Reserve provides comprehensive financial planning, private banking, investments and personal trust strategies for high net-worth individuals and families to help them preserve and increase their wealth. Our new Ascent Private Capital Management offers ultra high net-worth clients with complex needs the comprehensive integrated services they require to provide for their families, as well as to leave a legacy that could impact the world. Ascent Private Capital Management advisors address both the quantitative and qualitative dimensions of multi-generational wealth with a fully integrated and balanced program including investment consulting, financial administration, information management, private banking and wealth impact planning.

Securities Services: Going global, Corporate Trust capabilities expand

We have expanded our global corporate trust presence with offices in London and Dublin, complementing our long-established Buenos Aires office. This expansion enhanced our full suite of global corporate trust service offerings to our domestic clients and international clients issuing debt in the global markets.

Despite the difficult economic climate of the past several years, our strong and stable management team, experienced employees and commitment to service, product and technology improvements position us well for the future. Over the past year, U.S. Bank Global Corporate Trust Services implemented a new automated account opening process and plans are underway for a soon-to-be-released customer information delivery system — just a few of the new tools designed for efficiency, accuracy and security. We continue to seek opportunities to diversify our product offerings and capabilities, further improve our technology and add value for our customers.

Corporate Trust offices growing, excelling

U.S. Bank has exhibited a long-term commitment to the corporate trust business — it takes expertise, remarkable service delivery and scale to do it well. One example of our commitment to the corporate trust business is the growth and investment in our Charlotte office, established in 2006 with our corporate trust group. U.S. Bank has expanded in Charlotte by adding capital markets, corporate banking, corporate real estate and a credit group.

Our London office received the No. 1 trustee rating in two categories — collateralized mortgage-backed securities (CMBS) and auto asset-backed securities (ABS) — in the 2012 European Structured Credit Investor's Survey. The office also sponsored the IMN Global ABSTM 2012 conference in Brussels in June, one of the largest securitization conferences in the European capital market. We offer our deep product knowledge and transaction experience from 48 offices in the U.S. and three international offices.



Financing the Recovery of Our Nation's Economy

A multitude of uncertainties kept many companies from applying for new commercial loans and encouraged others to defer spending and expansion in 2012 — reservations about the strength of the economic recovery, the negative impact of concerns about the so-called fiscal cliff, and ambiguities about the future costs of health care legislation, to name a few. Despite those doubts and hesitations, for the full year 2012, U.S. Bank grew average commercial loans and leases by 17.9 percent over the prior year, accelerating growth over the 9.8 percent increase in 2011. This growth was driven by customer organic growth and new customers.

Knowing our customers and their businesses

Our success did not come easily but was bolstered by the excellent relationships we have with long-time current customers and our ability and commitment to learn the businesses, markets and industries of new ones. Additionally, our talent pool is wide and deep, with experienced, knowledgeable bankers in both traditional and specialty lending. Whether a customer's needs call for a term loan or a working capital line of credit, our expertise encompasses owner-occupied real estate lending, including construction lending, property acquisition lending and refinancing existing mortgages, and more.

U.S. Bank is recognized for its prudent risk management policies, and though we heed the judicious credit standards which successfully saw this bank through the worst of the economic downturn, we offer customized solutions, flexible terms and competitive pricing within those standards.

To serve the complex financial needs of ever-more-specialized industries, we have teams of bankers who concentrate on specific types of financing and particular industries. Our Commercial Real Estate (CRE) group specializes in providing credit and non-credit financial solutions for real estate developers, real estate investment trusts (REITs), and commercial property owners across the United States, while other groups have expertise in asset-based lending, leasing, dealer commercial services, healthcare and food industries, government banking, utilities, transportation, retail, energy and other industries.



SinglePoint®: The single point for customers to manage, monitor and access account activity has gone mobile

Business customers stay informed and in control with SinglePoint,® our web portal to U.S. Bank's comprehensive suite of treasury management services. With everything accessible from one place, customers can monitor activity, access images, transfer and manage money, prevent fraud and more, from anywhere in the world. And now SinglePoint® customers can also access several on-the-go functions from their Web-enabled mobile device. The Mobile SinglePoint® design lets them access all the cash management tools they need when they are away from their desk or office — view account balances, transfer funds, approve time-sensitive payments, reset passwords, make positive pay decisions and view check images — all with strict standards and secure encryption.

Investments in community building

We also have a team of industry-leading professionals who bring innovative financing solutions to developments and businesses that can help entire communities. U.S. Bancorp Community Development Corporation is a national leader in community development financing, and our experts in tax credit investment and management bring more than 20 years of success to making equity investments in such projects as affordable housing, historic preservation and alternative energy projects.

The year 2013 will present many challenges in Wholesale Banking, but we are confident that our ability and willingness to lend, our bankers, our products and our focus on customer service will go a long way toward supporting an economic recovery by helping our clients grow their business.

Equipping the businesses that drive the economy

Named by *Fortune* magazine on its 2013 list of Top 100 Companies to Work For, Grainger has been providing the quality industrial supplies companies need since its founding in 1927. Today, more than 900,000 products — including material handling, safety and security, plumbing, electrical, metal working and many more — are available to U.S. businesses and industry through the Grainger catalog, website, mobile phone app and branch network. With the slogan, "For the Ones Who Get it Done," Grainger is a great example of our corporate and commercial customers who are key to driving an economic recovery. U.S. Bank is proud to be part of that process as we provide companies throughout the nation with a comprehensive range of deposit, loan, payments, treasury management and other financial services, all backed by the strength of U.S. Bancorp and exceptional customer service.



Scan the photo below and see how our business is your business.


GRAINGER
GRAINGER
GRAINGER
FOR THE ONES WHO GET IT DONE

Powering Payments and Commerce Around the World

U.S. Bancorp has positioned itself in the payments space to take full advantage of a recovering economy. From global merchant acquiring, to card processing, to mobile payments, to the burgeoning prepaid marketplace, we have continued to invest in new opportunities and new partnerships at home and around the world. As tens of millions now use their smartphones and tablets to keep their social, shopping, browsing and work worlds close at hand, we have taken an aggressive approach to developing services that meet their banking and payment needs. The latest in a history of successful market moves, including expansion into Mexico in 2010 and Brazil in 2011, is our February acquisition of Collective Point of Sale Solutions Ltd. (Collective POS) in Toronto, Canada. The deal expands Elavon's presence and distribution network in Canada and aligns with Elavon's global growth strategy.

Mobile payments for small merchants now a big business

As consumer adoption of mobile technology drives a demand for business innovation, U.S. Bank and Elavon continue to explore and pilot innovative mobile payment options that will bring value to cardholders and businesses accepting payments. The flood of mobile payment innovations has created new, organic growth opportunities with "micro-merchants." These small, independent businesses have, historically, not been able to consider credit card acceptance through traditional payment programs, but mobile solutions are changing their options. Elavon is at the forefront of developing industry leading options that enable commerce for small and independent business owners. Last year, Elavon was first to market in Europe with an EMV- (Europay, MasterCard, Visa) enabled chip and PIN security mobile payments option. Similarly, Elavon launched VirtualMerchant Mobile in the United States in 2011, providing our distribution partners a competitive solution offering. Our internal talent and innovation, and working with leading technology firms, app developers and major card companies, position us to develop viable mobile payment solutions that benefit everyone across the payments life cycle.

U.S. Bank prepaid cards: a customer convenience, a growing business

U.S. Bank continues to enhance its prepaid card business with a number of card options for a wide range of customer segments, all with competitive pricing and superior features. Convenient Cash, was rated #1 in lowest cost prepaid card for customers by **nerdwallet.com** allowing free cash loans at U.S. Bank branches and free cash withdrawals at U.S. Bank ATMs. U.S. Bank's AccelaPay® Visa Card is designed to replace costly paper paychecks. Employers deposit funds to the card each pay period, similar to direct deposit, and employees can access their funds in multiple ways. Both employer and employee gain convenience, safety and security. U.S. Bank recently launched a true, all-in-one, campus ID and prepaid Debit MasterCard.® Colleges and universities reduce operating costs for financial aid disbursement, and students enjoy the convenience, worldwide transaction capability and mobile banking functionality integrated into their student ID card. This innovative product allows us to expand beyond our traditional U.S. Bank footprint. Paybefore chose U.S. Bank's Contour Campus Card as a 2013 Paybefore Awards winner in the "Most Effective Solution" category.


usbank
serving you
Convenient Cash
4000 1234 56
ALEX MARTIN
usbank
serving you
AccelaPay
4000 1234 5678 9010
00/00
ALEX MARTIN
DEBIT
VISA
NC STATE UNIVERSITY
usbank
Carrie A. Card
STUDENT
5000 1231 1231 1231
ID # 123123123 Expires 02/17
Debit
MasterCard

Scan the cards and see why U.S. Bank is going back to school.

Serving the merchants of South America

In 2010, our wholly owned subsidiary Elavon, a leading global payments provider, joined with Credicard, a wholly owned subsidiary of Citi, to create a new merchant services company to offer payment services to the Brazilian marketplace for both small and national level merchants. The timing was right for Elavon's arrival as the first global merchant acquiring player — Brazil has experienced 20+ percent annual credit card market growth since 2005. In a country so dynamic and large, the growing market demanded scale, experience, innovation and superior service quality, all of which Elavon delivered — a complement to Credicard's experience and brand recognition. Elavon's robust processing platform, innovative payment solutions and secure point-of-sale devices for mobile acceptance were major competitive advantages for the venture. We have since established licenses with Visa and MasterCard and implemented a Brazilian processing platform. We processed transactions for our first Brazilian customer in February 2012 and by November had processed our one millionth transaction. We now have more than 5,000 active customers and a healthy pipeline of tier-one prospects.



Prepared for prepaid predominance

Though we have been in the prepaid card business for many years through gift card issuance, AccelaPay, campus cards and others (see above), U.S. Bank has taken a significant step toward being the prepaid frontrunner with the recent acquisition of FSV Payment Systems Inc., a leading processor of prepaid cards and payroll cards for large, national employers such as McDonalds and Costco. With that transaction, we become one of the largest commercial bank payroll card processors in the industry, and we double our prepaid card business. We also gain a powerful prepaid processing platform that not only allows us to bring processing in-house, but also lets us provide full-service, end-to-end solutions very efficiently and with the flexibility to serve unique needs of customers.



Helping Keep Homeowners at Home

The housing crisis affected homeowners in U.S. Bank markets and across the nation. U.S. Bank is dedicated to educating our customers about mortgage assistance options available. The *Making Home Affordable Program* of the U.S. Treasury Department allows eligible borrowers to refinance or modify their mortgage loans, resulting in more affordable payments. U.S. Bank participates in this program and fully supports efforts to help families.

Two programs offered through Making Home Affordable are the Home Affordable Refinance Program (HARP) and Home Affordable Modification Program (HAMP). There are specific eligibility criteria, and our loan specialists work with customers to ascertain their eligibility for these Treasury Department programs. If our customers are not eligible, other U.S. Bank options may help — such as U.S. Bank repayment plans with installment payments to catch up on past-due amounts and supplemental hardship loan modifications that may include an interest rate reduction and/or term extension. Another option is a partial-claim plan for FHA-insured loans that advance repayable funds to bring the mortgage current.

Every customer is important to us

On this page, we share excerpts from home mortgage customers who have sought help from U.S. Bank during a particularly difficult period when they were concerned about the possibility of losing their family homes.

Our mortgage assistance employees use every means possible to keep our customers in their homes and treat every homeowner with professionalism, dignity and respect. Not every case can be resolved with a happy ending. But many can, and we work tirelessly to maximize favorable outcomes for our customers.

And, we just wanted to extend a HUGE THANK YOU for all of the hard work that you did for us thru the whole process !!

You truly made us feel at ease & walked us thru the process so that we knew exactly what step needed to happen next !!

Also a GIANT THANK YOU to the person who was in charge of seeing something special in you to hire you into U.S. Bank. You are definitely an asset to them.



I am writing to let everybody at US Bank default management department know how appreciative I am for everything that was done for me. The help you all have given me to save my home has been amazing! The process from beginning to end has been very smooth.

Dear Megan,
I am writing this letter in regards to all the help you have given us during our trying time with our home and the possible foreclosure process. We have, in the past few years, gone thru some very trying/hard times. Jim lost his job and had to try and find another. The cut in pay was devastating to our finances, which resulted in us falling behind on our mortgage. We contacted US Bank to see what we could do to keep our home. We were put into the loss midigation process and given you as our relationship manager. We just want you to know what a true blessing you have been to us. You have always kept in contact with us, made sure we had all the correct information sent in and on time, and if we ever had a question or concern, you were but an email or phone call away.

With the economy the way it is, its a true inspiration knowing there are major corporations willing to help out those of us down on our luck. Thank you so much again. You are an inspiration to me.

The intent of this letter is to express the most sincere gratitude I believe I have ever bestowed on anyone to Lydia Price, my US Bank Mortgage Assistance Point. As a former employee of US Bank, I know the level of customer service that your company requires of all of the employees. In any company, firm, or organization, there are always those individuals that take customer service a step further. Lydia Price is not one of those people; she takes customer service one hundred steps further! I have never experienced such a level of genuine compassion, expertise, and professionalism that Lydia provided and probably never will ever again.

Bringing our Heroes Home to Jobs

U.S. Bank is proud to have surpassed our military hiring goal for 2012 — we hired nearly 600 veterans. U.S. Bank now employs more than 2,300 veterans nationwide, and we are continuing our efforts to recruit veterans through our ambitious veteran hiring campaign, Bankers in Boots.

U.S. Bank is committed to employing and supporting veterans, active-duty service members and their families. Veterans bring valuable training, integrity and leadership skills to the organization, as well as experience and perspective that strengthens our company. In 2012, U.S. Bank was selected by the State of Minnesota to join an Employment Resource Team that travelled to Kuwait to teach job-search skills to National Guard troops.

We support the individual service member and his or her family with a full range of benefits and development programs. Our policies and procedures regarding leave, benefits and pay differential for National Guard members and reservists are some of the most inclusive in our industry, and our military leave policy exceeds state and federal standards.

U.S. Bank saluted for its efforts

Last year marked the second consecutive year that U.S. Bank was recognized by *G.I. Jobs* magazine as a Top 100 Military Friendly Employer. *G.I. Jobs* spotlights companies for the strength of their military recruiting efforts and policies to provide exemplary benefits for employees serving in the National Guard and Reserve, along with the flexibility to fulfill their commitment. *U.S. Veterans Magazine* listed U.S. Bank on its 2012 Best of the Best: Top 100 Companies Recruiting Veterans. And *Military Times* magazine named U.S. Bank as one of just 39 companies in its Best of Vets annual survey. This was our third year on this list.

Once they are on board, our veteran employees become familiar with our Proud to Serve program, a comprehensive program that focuses on two primary areas: recruiting veterans to work at U.S. Bank and making sure they receive help and resources to support their success and satisfaction at U.S. Bank — including leadership development, recognition, training and the opportunity to engage in community service.


Proud
to Serve



Bankers in Boots



Strength Lies in Community

U.S. Bank's commitment to our communities goes beyond the financial products and services we offer. As important as those are, U.S. Bank strives to be a good neighbor, an involved civic citizen and a caring public partner through financial support and employee volunteerism. Through the U.S. Bank Foundation, we provide cash contributions to nonprofit organizations focusing on education, affordable housing and economic opportunity and artistic and cultural enrichment. Total charitable contributions from the U.S. Bank Foundation reached $23.2 million in 2012, and our company made additional corporate contributions of $24.5 million to a wide variety of worthy organizations for a combined total of $47.7 million. Further, our lending and investment programs help address the affordable housing and economic development issues facing many communities.

Volunteerism is ingrained in USB culture

We give our employees encouragement and support to be leaders in their communities. Our 61 employee-run Development Network chapters and local Community Leadership Teams, as well as our Leading US, Mentor-Connect and Proud to Serve programs, give structure and encouragement to employee community service.



Our employees care not only for each other through our Employee Assistance Fund for colleagues facing financial adversity, but also actively help in other times of need. The U.S. Bank Foundation donated $250,000 to the Red Cross Disaster Responders program to help the victims of Hurricane Sandy, the storm that wrought widespread destruction in New York City and New Jersey. Additionally, many of our U.S. Bank employees in NYC shopped together to purchase supplies for two New Jersey communities hit by Sandy, while others collected a large amount of critical supplies donated by employees. By that afternoon, U.S. Bank volunteers were enroute to Port Monmouth and Union Beach, NJ to deliver the supplies.

2012 U.S. Bank Foundation Giving


2%
11%
18%
23%
28%
18%
Education
Economic Opportunity
Arts & Culture
United Way
Matching Gifts
Misc.
$23.2 million
Total Foundation giving

Where play leads to financial literacy

Junior Achievement (JA) programs help young people prepare for the real world. They learn how to manage finances, how jobs create strong communities and experience entrepreneurial thinking through JA's robust financial education programs, including BizTown. JA BizTown in San Diego's Mission Gorge neighborhood is a mini-city in which kids discover how free enterprise really works through a simulated town of local businesses, nonprofit organizations, a city hall and a U.S. Bank branch. Students learn to manage personal finances, become business owners and make financial decisions. U.S. Bank is a long-time supporter of JA activities in markets across our footprint.

Scan the photo at left to see more buzz about BizTown.

A Rich Heritage, A Strong Future

With respect for our past, a sense of accomplishment with our present and confidence in our future, we focus on the ethics, prudent policies, forward-looking strategies and deep customer relationships that will assure the continued soundness and success of our company.

On the following pages, you will read about the corporate policies, procedures and results that were hallmarks of a successful 2012 at U.S. Bancorp.


US
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Financials

The following information appears in accordance with the Private Securities Litigation Reform Act of 1995:

This report contains forward-looking statements about U.S. Bancorp. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements and are based on the information available to, and assumptions and estimates made by, management as of the date hereof. These forward-looking statements cover, among other things, anticipated future revenue and expenses and the future plans and prospects of U.S. Bancorp. Such statements speak only as of the date hereof, and the company undertakes no obligation to update them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including deterioration in general business and economic conditions; a recurrence of turbulence in the financial markets; continued stress in the commercial real estate markets, as well as a delay or failure of recovery in the residential real estate markets; changes in interest rates; deterioration in the credit quality of its loan portfolios or in the value of the collateral securing those loans; deterioration in the value of securities held in its investment securities portfolio; legal and regulatory developments; increased competition from both banks and non-banks; changes in customer behavior and preferences; effects of mergers and acquisitions and related integration; effects of critical accounting policies and judgments; and management's ability to effectively manage credit risk, residual value risk, market risk, operational risk, interest rate risk and liquidity risk.

Additional factors could cause actual results to differ materially from those anticipated, including the risks discussed in the Management's Discussion and Analysis section that follows, as well as the risks discussed in detail in the "Risk Factors" section on pages 145–154 of this report. However, factors other than these also could adversely affect our results, and the reader should not consider these factors to be a complete set of all potential risks or uncertainties.

Management's Discussion and Analysis

Overview

U.S. Bancorp and its subsidiaries (the "Company") achieved record earnings in 2012, reflecting growth in net interest income and fee revenues, sound expense management and improved credit quality. The Company's results demonstrated the strength of its diverse business model and prudent growth strategy, as it achieved these results during a year of modest economic growth and while absorbing the unfavorable impact of new regulation on both revenue and expense. The Company experienced solid growth in loans and deposits during 2012, as it continued to expand and deepen relationships with current customers, as well as acquire new customers and market share. The Company's fee-based revenues also grew over the prior year, led by mortgage banking, which posted record production levels and earnings as a result of an expanded presence in the market and the favorable interest rate environment. With ongoing investments in its business line growth initiatives and small, strategic acquisitions, the Company remains positioned to continue to grow and leverage the expected slow, but steady, economic recovery.

The Company earned $5.6 billion in 2012, an increase of 15.9 percent over 2011. Growth in total net revenue of $1.2 billion (6.2 percent) was attributable to an increase in both net interest income and noninterest income. Net interest income increased as the result of higher average earning assets, continued growth in lower cost core deposit funding and the positive impact from long-term debt repricing. Noninterest income grew year-over-year as increases in mortgage banking revenue and other fee-based businesses were partially offset by expected decreases in revenue from recent legislative and regulatory actions. The Company's total net charge-offs and nonperforming assets decreased throughout the year. The Company also continued to focus on effectively controlling expenses while making investments to increase revenue and enhance customer service, with an industry-leading efficiency ratio (the ratio of noninterest expense to taxable-equivalent net revenue, excluding net securities gains and losses) in 2012 of 51.5 percent. As a result, the Company's return on average common equity was 16.2 percent, the highest among the Company's peers.

With the Company's growth in earnings during 2012, it continued to generate significant capital. The Company's capital position remained strong. Using proposed rules for the Basel III standardized approach released June 2012, the Company's Tier 1 common equity ratio was 8.1 percent at December 31, 2012 — above the Company's targeted ratio of 8.0 percent and well above the minimum of 7.0 percent required in 2019 when these proposed rules are to be fully implemented. The Company had a Tier 1 common equity to risk-weighted assets ratio (using Basel I definition) of 9.0 percent and a Tier 1 capital ratio of 10.8 percent at December 31, 2012. In addition, at December 31, 2012, the Company's total risk-based capital ratio was 13.1 percent, and its tangible common equity to risk-weighted assets ratio was 8.6 percent (refer to "Non-GAAP Financial Measures" for further information on the calculation of certain of these measures). Given the strength of its capital position and on-going ability to generate significant capital through earnings, the Company was able to return 62 percent of its earnings to common shareholders in the form of dividends and common share repurchases during 2012. Credit rating organizations rate the Company's debt among the highest of its large domestic banking peers. This comparative financial strength provides the Company with favorable funding costs, strong liquidity and the ability to attract new customers, leading to growth in loans and deposits.

In 2012, the Company's loans and deposits grew significantly. Average loans and deposits increased $13.9 billion (6.9 percent) and $22.6 billion (10.6 percent), respectively, over 2011. Loan growth reflected increases in commercial loans, including small business loans, residential mortgages, credit card loans and commercial real estate loans, partially offset by a modest decrease in other retail loans and a 19.3 percent decrease in loans covered by loss sharing agreements with the Federal Deposit Insurance Corporation ("FDIC") ("covered" loans), which is a run-off portfolio. Deposit growth reflected the Company's continued benefit from customer "flight-to-quality".

The Company's provision for credit losses decreased $461 million (19.7 percent) in 2012, compared with 2011. Net charge-offs decreased $746 million (26.2 percent) in 2012, compared with 2011, principally due to improvement in the commercial, commercial real estate and credit card portfolio classes. The provision for credit losses was $215 million less than net charge-offs in 2012, compared with $500 million less than net charge-offs in 2011.

TABLE 1 Selected Financial Data

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2012	2011	2010	2009	2008
Condensed Income Statement					
Net interest income (taxable-equivalent basis) (a)	$ 10,969	$ 10,348	$ 9,788	$ 8,716	$ 7,866
Noninterest income	9,334	8,791	8,438	8,403	7,789
Securities gains (losses), net	(15)	(31)	(78)	(451)	(978)
Total net revenue	20,288	19,108	18,148	16,668	14,677
Noninterest expense	10,456	9,911	9,383	8,281	7,348
Provision for credit losses	1,882	2,343	4,356	5,557	3,096
Income before taxes	7,950	6,854	4,409	2,830	4,233
Taxable-equivalent adjustment	224	225	209	198	134
Applicable income taxes	2,236	1,841	935	395	1,087
Net income	5,490	4,788	3,265	2,237	3,012
Net (income) loss attributable to noncontrolling interests	157	84	52	(32)	(66)
Net income attributable to U.S. Bancorp	$ 5,647	$ 4,872	$ 3,317	$ 2,205	$ 2,946
Net income applicable to U.S. Bancorp common shareholders	$ 5,383	$ 4,721	$ 3,332	$ 1,803	$ 2,819
Per Common Share					
Earnings per share	$ 2.85	$ 2.47	$ 1.74	$ .97	$ 1.62
Diluted earnings per share	2.84	2.46	1.73	.97	1.61
Dividends declared per share	.78	.50	.20	.20	1.70
Book value per share	18.31	16.43	14.36	12.79	10.47
Market value per share	31.94	27.05	26.97	22.51	25.01
Average common shares outstanding	1,887	1,914	1,912	1,851	1,742
Average diluted common shares outstanding	1,896	1,923	1,921	1,859	1,756
Financial Ratios					
Return on average assets	1.65%	1.53%	1.16%	.82%	1.21%
Return on average common equity	16.2	15.8	12.7	8.2	13.9
Net interest margin (taxable-equivalent basis) (a)	3.58	3.65	3.88	3.67	3.66
Efficiency ratio (b)	51.5	51.8	51.5	48.4	46.9
Net charge-offs as a percent of average loans outstanding	.97	1.41	2.17	2.08	1.10
Average Balances					
Loans	$215,374	$201,427	$193,022	$185,805	$165,552
Loans held for sale	7,847	4,873	5,616	5,820	3,914
Investment securities (c)	72,501	63,645	47,763	42,809	42,850
Earning assets	306,270	283,290	252,042	237,287	215,046
Assets	342,849	318,264	285,861	268,360	244,400
Noninterest-bearing deposits	67,241	53,856	40,162	37,856	28,739
Deposits	235,710	213,159	184,721	167,801	136,184
Short-term borrowings	28,549	30,703	33,719	29,149	38,237
Long-term debt	28,448	31,684	30,835	36,520	39,250
Total U.S. Bancorp shareholders' equity	37,611	32,200	28,049	26,307	22,570
Period End Balances					
Loans	$223,329	$209,835	$197,061	$194,755	$184,955
Investment securities	74,528	70,814	52,978	44,768	39,521
Assets	353,855	340,122	307,786	281,176	265,912
Deposits	249,183	230,885	204,252	183,242	159,350
Long-term debt	25,516	31,953	31,537	32,580	38,359
Total U.S. Bancorp shareholders' equity	38,998	33,978	29,519	25,963	26,300
Asset Quality					
Nonperforming assets	$ 2,671	$ 3,774	$ 5,048	$ 5,907	$ 2,624
Allowance for credit losses	4,733	5,014	5,531	5,264	3,639
Allowance for credit losses as a percentage of period-end loans	2.12%	2.39%	2.81%	2.70%	1.97%
Capital Ratios					
Tier 1 capital	10.8%	10.8%	10.5%	9.6%	10.6%
Total risk-based capital	13.1	13.3	13.3	12.9	14.3
Leverage	9.2	9.1	9.1	8.5	9.8
Tangible common equity to tangible assets (d)	7.2	6.6	6.0	5.3	3.3
Tangible common equity to risk-weighted assets using Basel I definition (d)	8.6	8.1	7.2	6.1	3.7
Tier 1 common equity to risk-weighted assets using Basel I definition (d)	9.0	8.6	7.8	6.8	5.1
Tier 1 common equity to risk-weighted assets using Basel III proposals published prior to June 2012 (d)	–	8.2	7.3	–	–
Tier 1 common equity to risk-weighted assets approximated using proposed rules for the Basel III standardized approach released June 2012 (d)	8.1	–	–	–	–

(a) Presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.
(b) Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding net securities gains (losses).
(c) Excludes unrealized gains and losses on available-for-sale investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity.
(d) See Non-GAAP Financial Measures beginning on page 65.

Earnings Summary The Company reported net income attributable to U.S. Bancorp of $5.6 billion in 2012, or $2.84 per diluted common share, compared with $4.9 billion, or $2.46 per diluted common share, in 2011. Return on average assets and return on average common equity were 1.65 percent and 16.2 percent, respectively, in 2012, compared with 1.53 percent and 15.8 percent, respectively, in 2011. The Company's results for 2012 included an $80 million expense accrual for a mortgage foreclosure-related regulatory settlement. The results for 2011 included a $263 million gain from the settlement of litigation related to the termination of a merchant processing referral agreement ("merchant settlement gain"), a $46 million gain related to the acquisition of First Community Bank of New Mexico ("FCB") and a $130 million expense accrual related to mortgage servicing matters. The provision for credit losses was $215 million lower than net charge-offs for 2012, compared with $500 million lower than net charge-offs for 2011.

Total net revenue, on a taxable-equivalent basis, for 2012 was $1.2 billion (6.2 percent) higher than 2011, reflecting a 6.0 percent increase in net interest income and a 6.4 percent increase in noninterest income. Net interest income increased in 2012 as a result of an increase in average earning assets, continued growth in lower cost core deposit funding and the positive impact from long-term debt repricing. Noninterest income increased primarily due to higher mortgage banking revenue, trust and investment management fees, merchant processing services revenue, and commercial products revenue, partially offset by the 2011 merchant settlement gain and lower debit card revenue as a result of legislative changes.

Total noninterest expense in 2012 increased $545 million (5.5 percent), compared with 2011, primarily due to higher compensation expense, employee benefits costs and mortgage servicing review-related professional services costs.

Acquisitions In January 2012, the Company acquired the banking operations of BankEast, a subsidiary of BankEast Corporation, from the FDIC. This transaction did not include a loss sharing agreement. The Company acquired approximately $261 million of assets and assumed approximately $252 million of deposits from the FDIC with this transaction.

In November 2012, the Company acquired the hedge fund administration servicing business of Alternative Investment Solutions, LLC. The Company recorded approximately $108 million of assets, including intangibles, and approximately $3 million of liabilities with this transaction.

In December 2012, the Company acquired FSV Payment Systems, Inc., a prepaid card program manager with a proprietary processing platform. The Company recorded approximately $243 million of assets, including intangibles, and approximately $28 million of liabilities with this transaction.

In January 2011, the Company acquired the banking operations of FCB from the FDIC. The FCB transaction did not include a loss sharing agreement. The Company acquired 38 branch locations and approximately $1.8 billion in assets, assumed approximately $2.1 billion in liabilities, and received approximately $412 million in cash from the FDIC. The Company recognized a $46 million gain on this transaction during the first quarter of 2011.

Statement of Income Analysis

Net Interest Income Net interest income, on a taxable-equivalent basis, was $11.0 billion in 2012, compared with $10.3 billion in 2011 and $9.8 billion in 2010. The $621 million (6.0 percent) increase in net interest income in 2012, compared with 2011, was primarily the result of growth in average earning assets and lower cost core deposit funding, as well as the positive impact from long-term debt repricing. Average earning assets were $23.0 billion (8.1 percent) higher in 2012 than in 2011, driven by increases in loans and investment securities. Average deposits increased $22.6 billion (10.6 percent) in 2012, compared with 2011. The net interest margin in 2012 was 3.58 percent, compared with 3.65 percent in 2011 and 3.88 percent in 2010. The decrease in the net interest margin in 2012, compared with 2011, reflected higher average balances in lower-yielding investment securities and lower loan rates, partially offset by lower rates on deposits and long-term debt, and the inclusion of credit card balance transfer fees in interest income beginning in the first quarter of 2012. Refer to the "Interest Rate Risk Management" section for further information on the sensitivity of the Company's net interest income to changes in interest rates.

Average total loans were $215.4 billion in 2012, compared with $201.4 billion in 2011. The $13.9 billion (6.9 percent) increase was driven by growth in commercial loans, residential mortgages, credit card loans and commercial real estate loans, partially offset by decreases in other retail loans and covered loans. Average commercial loans increased $9.2 billion (17.9 percent) year-over-year, primarily driven by higher demand from new and existing customers. Average residential mortgages increased $6.6 billion (19.5 percent), reflecting higher origination and refinancing activity due to the low interest rate environment. Average credit card balances increased $569 million (3.5 percent) in 2012, compared with 2011, reflecting the impact of the purchase of a credit card portfolio in the fourth quarter of 2011, partially offset by a portfolio sale in the third quarter of 2012. Growth in average commercial real estate balances of $991 million (2.8 percent) was primarily due to higher demand from new and existing customers. The $261 million (.5 percent) decrease in average other retail loans was primarily due to lower home equity and second mortgage and student loan balances, partially offset by higher installment loan and retail leasing balances. Average covered loans decreased $3.1 billion (19.3 percent) in 2012, compared with 2011.

TABLE 2 Analysis of Net Interest Income (a)

Year Ended December 31 (Dollars in Millions)	2012	2011	2010	2012 v 2011	2011 v 2010
Components of Net Interest Income					
Income on earning assets (taxable-equivalent basis)	$ 13,112	$ 12,870	$ 12,375	$ 242	$ 495
Expense on interest-bearing liabilities (taxable-equivalent basis)	2,143	2,522	2,587	(379)	(65)
Net interest income (taxable-equivalent basis)	$ 10,969	$ 10,348	$ 9,788	$ 621	$ 560
Net interest income, as reported	$ 10,745	$ 10,123	$ 9,579	$ 622	$ 544
Average Yields and Rates Paid					
Earning assets yield (taxable-equivalent basis)	4.28%	4.54%	4.91%	(.26)%	(.37)%
Rate paid on interest-bearing liabilities (taxable-equivalent basis)	.95	1.14	1.24	(.19)	(.10)
Gross interest margin (taxable-equivalent basis)	3.33%	3.40%	3.67%	(.07)%	(.27)%
Net interest margin (taxable-equivalent basis)	3.58%	3.65%	3.88%	(.07)%	(.23)%
Average Balances					
Investment securities (b)	$ 72,501	$ 63,645	$ 47,763	$ 8,856	$15,882
Loans	215,374	201,427	193,022	13,947	8,405
Earning assets	306,270	283,290	252,042	22,980	31,248
Interest-bearing liabilities	225,466	221,690	209,113	3,776	12,577

(a) Interest and rates are presented on a fully taxable-equivalent basis utilizing a federal tax rate of 35 percent.
(b) Excludes unrealized gains and losses on available-for-sale investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity.

Average investment securities in 2012 were $8.9 billion (13.9 percent) higher than 2011, primarily due to purchases of government agency mortgage-backed securities, net of prepayments and maturities, as the Company continued to increase its on-balance sheet liquidity in response to anticipated regulatory requirements.

Average total deposits for 2012 were $22.6 billion (10.6 percent) higher than 2011. Average noninterest-bearing deposits in 2012 were $13.4 billion (24.9 percent) higher than 2011 due to growth in average balances in a majority of the lines of business, including Wholesale Banking and Commercial Real Estate, Wealth Management and Securities Services, and Consumer and Small Business Banking. Average total savings deposits were $7.3 billion (6.4 percent) higher in 2012, compared with 2011, primarily due to growth in Consumer and Small Business Banking balances resulting from continued strong participation in a product offering that includes multiple bank products in a package, and higher corporate trust balances. These increases were partially offset by lower government banking and broker-dealer balances. Average time certificates of deposit less than $100,000 were lower in 2012 by $728 million (4.8 percent), compared with 2011, a result of maturities and lower renewals. Average time deposits greater than $100,000 were $2.6 billion (8.8 percent) higher in 2012, compared with 2011. Time deposits greater than $100,000 are managed as an alternative to other funding sources such as wholesale borrowing, based largely on relative pricing.

The $560 million (5.7 percent) increase in net interest income in 2011, compared with 2010, was primarily the result of growth in average earning assets and lower cost core deposit funding. Average earning assets were $31.2 billion (12.4 percent) higher in 2011 compared with 2010, driven by increases in investment securities, loans and cash balances at the Federal Reserve reflected in other earning assets. Average deposits increased $28.4 billion (15.4 percent) in 2011, compared with 2010.

Average total loans increased $8.4 billion (4.4 percent) in 2011, compared with 2010, driven by growth in residential mortgages, commercial loans, commercial real estate loans and other retail loans, partially offset by lower covered loans and credit card loans. Average residential mortgages increased $6.0 billion (21.7 percent) resulting from the net effect of origination and prepayment activity in the portfolio during 2011 due to the low interest rate environment. Average commercial loans increased $4.6 billion (9.8 percent) in 2011, compared with 2010, primarily driven by higher demand from new and existing customers, including small business. Growth in average commercial real estate balances of $1.2 billion (3.6 percent) was primarily due to the FCB acquisition. The $513 million (1.1 percent) increase in average other retail loans in 2011, compared with 2010, was primarily due to higher automobile and installment loans, and retail leasing balances, partially offset by lower home equity and second mortgage balances. Average credit card balances decreased $319 million (1.9 percent), as a result of consumers spending less and paying down their balances. Average covered loans decreased $3.6 billion (18.2 percent) in 2011, compared with 2010.

TABLE 3 **Net Interest Income — Changes Due to Rate and Volume (a)**

Year Ended December 31 (Dollars in Millions)	2012 v 2011			2011 v 2010		
	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Increase (decrease) in						
Interest Income						
Investment securities	$ 275	$(316)	$ (41)	$ 586	$(369)	$ 217
Loans held for sale	122	(40)	82	(32)	(14)	(46)
Loans						
Commercial	369	(272)	97	193	(99)	94
Commercial real estate	45	(29)	16	56	36	92
Residential mortgages	318	(123)	195	311	(115)	196
Credit card	54	101	155	(30)	52	22
Other retail	(14)	(147)	(161)	30	(137)	(107)
Total loans, excluding covered loans	772	(470)	302	560	(263)	297
Covered loans	(179)	77	(102)	(179)	122	(57)
Total loans	593	(393)	200	381	(141)	240
Other earning assets	(52)	53	1	226	(142)	84
Total earning assets	938	(696)	242	1,161	(666)	495
Interest Expense						
Interest-bearing deposits						
Interest checking	4	(23)	(19)	5	(17)	(12)
Money market accounts	3	(17)	(14)	18	(74)	(56)
Savings accounts	12	(58)	(46)	33	(42)	(9)
Time certificates of deposit less than $100,000	(14)	(28)	(42)	(25)	12	(13)
Time deposits greater than $100,000	26	(54)	(28)	25	(23)	2
Total interest-bearing deposits	31	(180)	(149)	56	(144)	(88)
Short-term borrowings	(38)	(52)	(90)	(50)	31	(19)
Long-term debt	(117)	(23)	(140)	30	12	42
Total interest-bearing liabilities	(124)	(255)	(379)	36	(101)	(65)
Increase (decrease) in net interest income	$1,062	$(441)	$ 621	$1,125	$(565)	$ 560

(a) This table shows the components of the change in net interest income by volume and rate on a taxable-equivalent basis utilizing a tax rate of 35 percent. This table does not take into account the level of noninterest-bearing funding, nor does it fully reflect changes in the mix of assets and liabilities. The change in interest not solely due to changes in volume or rates has been allocated on a pro-rata basis to volume and yield/rate.

Average investment securities in 2011 were $15.9 billion (33.3 percent) higher than 2010, primarily due to planned purchases of U.S. Treasury and government agency mortgage-backed securities, as the Company increased its on-balance sheet liquidity in response to anticipated regulatory requirements.

Average total deposits for 2011 were $28.4 billion (15.4 percent) higher than 2010. Excluding deposits from acquisitions, 2011 average total deposits increased $19.3 billion (10.5 percent) over 2010. Average noninterest-bearing deposits in 2011 were $13.7 billion (34.1 percent) higher than 2010, primarily due to growth in Wholesale Banking and Commercial Real Estate, and Wealth Management and Securities Services balances. Average total savings deposits were $13.8 billion (13.7 percent) higher in 2011, compared with 2010, primarily due to growth in corporate and institutional trust balances, as well as an increase in Consumer and Small Business Banking balances. These increases were partially offset by lower broker-dealer balances. Average time certificates of deposit less than $100,000 were lower in 2011 by $1.4 billion (8.4 percent), compared with 2010, a result of maturities and lower renewals. Average time deposits greater than $100,000 were $2.3 billion (8.5 percent) higher in 2011, compared with 2010, primarily due to acquisitions.

Provision for Credit Losses The provision for credit losses reflects changes in the size and credit quality of the entire portfolio of loans. The Company maintains an allowance for credit losses considered appropriate by management for probable and estimable incurred losses, based on factors discussed in the "Analysis and Determination of Allowance for Credit Losses" section.

In 2012, the provision for credit losses was $1.9 billion, compared with $2.3 billion and $4.4 billion in 2011 and 2010, respectively. The provision for credit losses was lower than net charge-offs by $215 million in 2012 and $500 million in 2011, and exceeded net charge-offs by $175 million in 2010. The $461 million (19.7 percent) decrease in the provision for credit losses in 2012, compared with 2011, reflected improving credit trends and the underlying risk profile of the loan portfolio as economic conditions continued to slowly improve, partially offset by portfolio growth. Accruing loans ninety days or more past due decreased by $183 million (21.7 percent) (excluding covered loans) from

December 31, 2011 to December 31, 2012, reflecting improvement in residential mortgages, credit card and other retail loan portfolios during 2012. Nonperforming assets decreased $486 million (18.9 percent) (excluding covered assets) from December 31, 2011 to December 31, 2012, led by reductions in nonperforming construction and development loans of $307 million (56.3 percent), as the Company continued to resolve and reduce exposure to these problem assets, as well as improvement in other commercial loan portfolios. Net charge-offs decreased $746 million (26.2 percent) from 2011, due to the improvement in most loan portfolios as economic conditions continued to slowly improve.

The $2.0 billion (46.2 percent) decrease in the provision for credit losses in 2011, compared with 2010, reflected improving credit trends and the underlying risk profile of the loan portfolio as economic conditions continued to stabilize in 2011, partially offset by portfolio growth. Accruing loans ninety days or more past due decreased by $251 million (22.9 percent) (excluding covered loans) from December 31, 2010 to December 31, 2011, reflecting a moderation in the level of stress in economic conditions during 2011 as compared to 2010. Nonperforming assets decreased $777 million (23.2 percent) (excluding covered assets) from December 31, 2010 to December 31, 2011, led by a reduction in commercial real estate nonperforming assets of $394 million (30.5 percent), as the Company continued to resolve and reduce exposure to these assets. Net charge-offs decreased $1.3 billion (32.0 percent) in 2011 from 2010, due to the improvement in the commercial, commercial real estate, credit card and other retail loan portfolios.

Refer to "Corporate Risk Profile" for further information on the provision for credit losses, net charge-offs, nonperforming assets and other factors considered by the Company in assessing the credit quality of the loan portfolio and establishing the allowance for credit losses.

Noninterest Income Noninterest income in 2012 was $9.3 billion, compared with $8.8 billion in 2011 and $8.4 billion in 2010. The $559 million (6.4 percent) increase in 2012 over 2011 was due to strong mortgage banking revenue growth of 96.5 percent, principally due to strong origination and sales revenue, as well as an increase in loan servicing revenue. In addition, merchant processing services revenue and investment products fees and commissions increased 3.0 percent and 16.3 percent, respectively, primarily due to higher transaction volumes. Trust and investment management fees increased 5.5 percent due to improved market conditions and business expansion. Commercial products revenue was 4.4 percent higher, principally driven by increases in high-grade bond underwriting fees and commercial loan fees. Net securities losses were 51.6 percent lower in 2012, compared with 2011, primarily due to higher realized gains on securities sold in 2012. Offsetting these positive variances was a 16.9 percent decrease in credit and debit card revenue due to lower debit card interchange fees as a result of 2011 legislation (estimated impact of $328 million for 2012 and $77 million for 2011), net of mitigation efforts, and the impact of the inclusion of credit card balance transfer fees in interest income beginning in the first quarter of 2012. ATM processing services revenue was lower 23.5 percent, due to excluding surcharge fees the Company passes through to others from revenue, beginning in the first quarter of 2012, rather than reporting those amounts in occupancy expense as in previous periods. Other income also decreased 26.5 percent, primarily due to the 2011 merchant settlement gain, gain on the FCB acquisition and gains related to the Company's investment in Visa Inc., and a 2012 equity-method investment charge, partially offset by a 2012 gain on the sale of a credit card portfolio.

TABLE 4 **Noninterest Income**

Year Ended December 31 (Dollars in Millions)	2012	2011	2010	2012 v 2011	2011 v 2010
Credit and debit card revenue	$ 892	$1,073	$1,091	(16.9)%	(1.6)%
Corporate payment products revenue	744	734	710	1.4	3.4
Merchant processing services	1,395	1,355	1,253	3.0	8.1
ATM processing services	346	452	423	(23.5)	6.9
Trust and investment management fees	1,055	1,000	1,080	5.5	(7.4)
Deposit service charges	653	659	710	(.9)	(7.2)
Treasury management fees	541	551	555	(1.8)	(.7)
Commercial products revenue	878	841	771	4.4	9.1
Mortgage banking revenue	1,937	986	1,003	96.5	(1.7)
Investment products fees and commissions	150	129	111	16.3	16.2
Securities gains (losses), net	(15)	(31)	(78)	51.6	60.3
Other	743	1,011	731	(26.5)	38.3
Total noninterest income	$9,319	$8,760	$8,360	6.4%	4.8%

The $400 million (4.8 percent) increase in noninterest income in 2011 over 2010 was due to higher payments-related revenues of 3.5 percent due to growth in transaction volumes and new business initiatives, partially offset by a decline in credit and debit card revenue due to the impact of legislative changes to debit card interchange fees beginning in the fourth quarter of 2011; higher ATM processing services income of 6.9 percent largely due to increased transaction volumes; an increase in commercial products revenue of 9.1 percent due to higher commercial leasing revenue, syndication fees and other commercial loan fees; a 16.2 percent increase in investment products fees and commissions due to business initiatives; and lower net securities losses of 60.3 percent, primarily due to lower impairments and an increase in other income. The increase in other income of 38.3 percent reflected the 2011 merchant settlement gain, the gain on the FCB acquisition and gains related to the Company's investment in Visa Inc., in addition to higher retail lease residual revenue, partially offset by a gain recognized on the exchange of the Company's proprietary long-term mutual fund business for an equity interest in Nuveen Investments in 2010. Offsetting these positive variances was a decrease in deposit service charges of 7.2 percent as a result of 2010 legislative and pricing changes. Trust and investment management fees declined 7.4 percent as a result of the sale of the Company's proprietary long-term mutual fund business and lower money market investment management fees, due to the low interest rate environment, partially offset by the positive impact of a securitization trust administration acquisition and improved equity market conditions. Mortgage banking revenue decreased 1.7 percent, principally due to lower origination and sales revenue, partially offset by higher loan servicing revenue and a favorable net change in the valuation of mortgage servicing rights ("MSRs") and related economic hedging activities.

Noninterest Expense Noninterest expense in 2012 was $10.5 billion, compared with $9.9 billion in 2011 and $9.4 billion in 2010. The Company's efficiency ratio was 51.5 percent in 2012, compared with 51.8 percent in 2011. The $545 million (5.5 percent) increase in noninterest expense in 2012 over 2011 was principally due to higher compensation expense, employee benefits expense and professional services expense. Compensation expense increased 6.9 percent, primarily as a result of growth in staffing for business initiatives and mortgage servicing-related activities, in addition to higher commissions and merit increases. Employee benefits expense increased 11.8 percent principally due to higher pension and medical insurance costs and staffing levels. Professional services expense increased 38.4 percent principally due to mortgage servicing review-related projects. Technology and communications expense was 8.3 percent higher due to business expansion and technology projects. Other expense increased 2.2 percent in 2012, from 2011, reflecting the $80 million expense accrual for a mortgage foreclosure-related regulatory settlement, higher regulatory and insurance-related costs and an accrual recorded by the Company related to its portion of obligations associated with Visa Inc., partially offset by a $130 million expense accrual related to mortgage servicing matters recorded in 2011, lower FDIC assessments and lower costs related to other real estate owned. These increases were partially offset by a decrease of 8.2 percent in net occupancy and equipment expense, principally reflecting the change in presentation of ATM surcharge revenue passed through to others, and a 8.4 percent decrease in other intangibles expense due to the reduction or completion of amortization of certain intangibles.

The $528 million (5.6 percent) increase in noninterest expense in 2011 over 2010 was principally due to increased compensation, employee benefits, net occupancy and equipment, and professional services expenses, partially offset by a decrease in other intangibles expense. Compensation expense increased 6.9 percent, primarily due to an increase in

TABLE 5 Noninterest Expense

Year Ended December 31 (Dollars in Millions)	2012	2011	2010	2012 v 2011	2011 v 2010
Compensation	$ 4,320	$4,041	$3,779	6.9%	6.9%
Employee benefits	945	845	694	11.8	21.8
Net occupancy and equipment	917	999	919	(8.2)	8.7
Professional services	530	383	306	38.4	25.2
Marketing and business development	388	369	360	5.1	2.5
Technology and communications	821	758	744	8.3	1.9
Postage, printing and supplies	304	303	301	.3	.7
Other intangibles	274	299	367	(8.4)	(18.5)
Other	1,957	1,914	1,913	2.2	.1
Total noninterest expense	$10,456	$9,911	$9,383	5.5%	5.6%
Efficiency ratio (a)	51.5%	51.8%	51.5%		

(a) Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding securities gains (losses), net.

staffing related to branch expansion and other business initiatives, and merit increases. Employee benefits expense increased 21.8 percent due to higher pension costs and the impact of additional staffing. Net occupancy and equipment expense increased 8.7 percent, principally due to business expansion and technology initiatives. Professional services expense increased 25.2 percent due to mortgage servicing-related and other projects across multiple business lines. Other intangibles expense decreased 18.5 percent due to the reduction or completion of amortization of certain intangibles. Other expense was essentially flat and reflected the $130 million expense accrual related to mortgage servicing matters recorded in 2011, offset by lower conversion costs and insurance and litigation related costs.

Pension Plans Because of the long-term nature of pension plans, the related accounting is complex and can be impacted by several factors, including investment funding policies, accounting methods and actuarial assumptions.

The Company's pension accounting reflects the long-term nature of the benefit obligations and the investment horizon of plan assets. Amounts recorded in the financial statements reflect actuarial assumptions about participant benefits and plan asset returns. Changes in actuarial assumptions and differences in actual plan experience compared with actuarial assumptions are deferred and recognized in expense in future periods. Differences related to participant benefits are recognized in expense over the future service period of the employees. Differences related to the expected return on plan assets are included in expense over a period of approximately twelve years.

The Company expects pension expense to increase $158 million in 2013, primarily driven by a $92 million increase related to a decrease in the discount rate, a $51 million increase related to the recognition of deferred actuarial losses from previous years and a $12 million increase related to lower future expected returns on plan assets. If performance of plan assets equals the actuarially-assumed long-term expected return, the cumulative asset return difference not yet being amortized will not have a significant incremental impact on pension expense in future years. Because of the complexity of forecasting pension plan activities, the accounting methods utilized for pension plans, the Company's ability to respond to factors affecting the plans and the hypothetical nature of actuarial assumptions, actual pension expense will differ from these amounts.

Refer to Note 16 of the Notes to the Consolidated Financial Statements for further information on the Company's pension plan funding practices, investment policies and asset allocation strategies, and accounting policies for pension plans.

The following table shows an analysis of hypothetical changes in the long-term rate of return ("LTROR") and discount rate:

LTROR (Dollars in Millions)	Down 100 Basis Points	Up 100 Basis Points
Incremental benefit (expense)	$ (24)	$ 24
Percent of 2012 net income	(.26)%	.26%
Discount Rate (Dollars in Millions)	Down 100 Basis Points	Up 100 Basis Points
Incremental benefit (expense)	$ (115)	$ 92
Percent of 2012 net income	(1.26)%	1.01%

Income Tax Expense The provision for income taxes was $2.2 billion (an effective rate of 28.9 percent) in 2012, compared with $1.8 billion (an effective rate of 27.8 percent) in 2011 and $935 million (an effective rate of 22.3 percent) in 2010. The increase in the effective tax rate over 2011 principally reflected the impact of higher pretax earnings year-over-year.

For further information on income taxes, refer to Note 18 of the Notes to Consolidated Financial Statements.

Balance Sheet Analysis

Average earning assets were $306.3 billion in 2012, compared with $283.3 billion in 2011. The increase in average earning assets of $23.0 billion (8.1 percent) was primarily due to an increase in loan balances of $13.9 billion (6.9 percent) and planned increases in investment securities of $8.9 billion (13.9 percent).

For average balance information, refer to Consolidated Daily Average Balance Sheet and Related Yields and Rates on pages 142 and 143.

Loans The Company's loan portfolio was $223.3 billion at December 31, 2012, an increase of $13.5 billion (6.4 percent) from December 31, 2011. The increase was driven by growth in commercial loans of $9.6 billion (16.9 percent), residential mortgages of $6.9 billion (18.7 percent) and commercial real estate loans of $1.1 billion (3.1 percent), partially offset by decreases in covered loans of $3.5 billion (23.5 percent), credit card loans of $245 million (1.4 percent), reflecting the impact of the sale of a branded portfolio in 2012, and other retail loans of $395 million (.8 percent). Table 6 provides a summary of the loan distribution by product type, while Table 12 provides a summary of the selected loan maturity distribution by loan category. Average total loans increased $13.9 billion (6.9 percent) in 2012, compared with 2011. The increase was due to growth in most loan portfolio classes in 2012.

Commercial Commercial loans, including lease financing, increased $9.6 billion (16.9 percent) as of December 31, 2012, compared with December 31, 2011. Average commercial loans increased $9.2 billion (17.9 percent) in 2012, compared with 2011. The growth was primarily driven by higher demand from new and existing customers. Table 7 provides a summary of commercial loans by industry and geographical locations.

Commercial Real Estate The Company's portfolio of commercial real estate loans, which includes commercial mortgages and construction and development loans, increased $1.1 billion (3.1 percent) at December 31, 2012, compared with December 31, 2011. Average commercial real estate loans increased $991 million (2.8 percent) in 2012, compared with 2011. The increases reflected higher demand from new and existing customers. Table 8 provides a summary of commercial real estate loans by property type and geographical location. The collateral for $1.7 billion of commercial real estate loans included in covered loans at December 31, 2012 was in California, compared with $2.5 billion at December 31, 2011.

The Company classifies loans as construction loans until the completion of the construction phase. Following construction, if permanent financing is provided by the Company, the loan is reclassified to the commercial mortgage category. In 2012, approximately $978 million of construction loans were reclassified to the commercial mortgage category for bridge financing after completion of the construction phase. At December 31, 2012 and 2011, $225 million and $289 million, respectively, of tax-exempt industrial development loans were secured by real estate. The Company's commercial mortgage and construction and development loans had unfunded commitments of $9.0 billion and $7.0 billion at December 31, 2012 and 2011, respectively.

The Company also finances the operations of real estate developers and other entities with operations related to real estate. These loans are not secured directly by real estate but are subject to terms and conditions similar to commercial loans. These loans were included in the commercial loan category and totaled $3.1 billion and $1.9 billion at December 31, 2012 and 2011, respectively.

TABLE 6 Loan Portfolio Distribution

	2012		2011		2010		2009		2008	
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Commercial										
Commercial	$ 60,742	27.2%	$ 50,734	24.2%	$ 42,272	21.5%	$ 42,255	21.7%	$ 49,759	26.9%
Lease financing	5,481	2.5	5,914	2.8	6,126	3.1	6,537	3.4	6,859	3.7
Total commercial	66,223	29.7	56,648	27.0	48,398	24.6	48,792	25.1	56,618	30.6
Commercial Real Estate										
Commercial mortgages	31,005	13.9	29,664	14.1	27,254	13.8	25,306	13.0	23,434	12.7
Construction and development	5,948	2.6	6,187	3.0	7,441	3.8	8,787	4.5	9,779	5.3
Total commercial real estate	36,953	16.5	35,851	17.1	34,695	17.6	34,093	17.5	33,213	18.0
Residential Mortgages										
Residential mortgages	32,648	14.6	28,669	13.7	24,315	12.3	20,581	10.6	18,232	9.9
Home equity loans, first liens	11,370	5.1	8,413	4.0	6,417	3.3	5,475	2.8	5,348	2.9
Total residential mortgages	44,018	19.7	37,082	17.7	30,732	15.6	26,056	13.4	23,580	12.8
Credit Card	17,115	7.7	17,360	8.3	16,803	8.5	16,814	8.6	13,520	7.3
Other Retail										
Retail leasing	5,419	2.4	5,118	2.4	4,569	2.3	4,568	2.3	5,126	2.8
Home equity and second mortgages	16,726	7.5	18,131	8.6	18,940	9.6	19,439	10.0	19,177	10.3
Revolving credit	3,332	1.5	3,344	1.6	3,472	1.8	3,506	1.8	3,205	1.7
Installment	5,463	2.4	5,348	2.6	5,459	2.8	5,455	2.8	5,525	3.0
Automobile	12,593	5.6	11,508	5.5	10,897	5.5	9,544	4.9	9,212	5.0
Student	4,179	1.9	4,658	2.2	5,054	2.5	4,629	2.4	4,603	2.5
Total other retail	47,712	21.3	48,107	22.9	48,391	24.5	47,141	24.2	46,848	25.3
Total loans, excluding covered loans	212,021	94.9	195,048	93.0	179,019	90.8	172,896	88.8	173,779	94.0
Covered Loans	11,308	5.1	14,787	7.0	18,042	9.2	21,859	11.2	11,176	6.0
Total loans	$223,329	100.0%	$209,835	100.0%	$197,061	100.0%	$194,755	100.0%	$184,955	100.0%

TABLE 7 Commercial Loans by Industry Group and Geography

(Dollars in Millions)	December 31, 2012 Loans	Percent	December 31, 2011 Loans	Percent
Industry Group				
Manufacturing	$ 9,518	14.4%	$ 8,085	14.3%
Finance and insurance	6,579	9.9	5,749	10.1
Wholesale trade	6,297	9.5	5,485	9.7
Real estate, rental and leasing	5,855	8.8	4,229	7.5
Retail trade	4,735	7.2	3,683	6.5
Healthcare and social assistance	4,733	7.1	3,850	6.8
Public administration	4,709	7.1	3,695	6.5
Transport and storage	2,549	3.9	2,409	4.3
Information	2,203	3.3	2,115	3.7
Professional, scientific and technical services	2,185	3.3	1,932	3.4
Arts, entertainment and recreation	2,124	3.2	2,046	3.6
Mining	2,122	3.2	1,987	3.5
Educational services	1,964	3.0	1,422	2.5
Other services	1,670	2.5	1,760	3.1
Agriculture, forestry, fishing and hunting	1,553	2.4	1,429	2.5
Utilities	1,390	2.1	1,272	2.3
Other	6,037	9.1	5,500	9.7
Total	$66,223	100.0%	$56,648	100.0%
Geography				
California	$ 8,081	12.2%	$ 6,664	11.8%
Colorado	2,722	4.1	2,292	4.0
Illinois	3,544	5.3	3,110	5.5
Minnesota	4,720	7.1	3,968	7.0
Missouri	2,922	4.4	2,499	4.4
Ohio	3,240	4.9	3,050	5.4
Oregon	1,792	2.7	1,514	2.7
Washington	2,626	4.0	2,568	4.5
Wisconsin	2,727	4.1	2,357	4.2
Iowa, Kansas, Nebraska, North Dakota, South Dakota	4,244	6.4	3,586	6.3
Arkansas, Indiana, Kentucky, Tennessee	3,545	5.4	3,246	5.7
Idaho, Montana, Wyoming	1,096	1.7	1,113	2.0
Arizona, Nevada, New Mexico, Utah	2,435	3.7	2,351	4.1
Total banking region	43,694	66.0	38,318	67.6
Florida, Michigan, New York, Pennsylvania, Texas	11,082	16.7	9,204	16.3
All other states	11,447	17.3	9,126	16.1
Total outside Company's banking region	22,529	34.0	18,330	32.4
Total	$66,223	100.0%	$56,648	100.0%

Residential Mortgages Residential mortgages held in the loan portfolio at December 31, 2012, increased $6.9 billion (18.7 percent) over December 31, 2011. Average residential mortgages increased $6.6 billion (19.5 percent) in 2012, compared with 2011. The growth reflected origination and refinancing activity due to the low interest rate environment. Residential mortgages originated and placed in the Company's loan portfolio are primarily well secured jumbo mortgages to borrowers with high credit quality. The Company generally retains portfolio loans through maturity; however, the Company's intent may change over time based upon various factors such as ongoing asset/liability management activities, assessment of product profitability, credit risk, liquidity needs, and capital implications. If the Company's intent or ability to hold an existing portfolio loan changes, it is transferred to loans held for sale.

Credit Card Total credit card loans decreased $245 million (1.4 percent) at December 31, 2012, compared with December 31, 2011, reflecting the impact of the sale of a branded credit card portfolio during the third quarter of 2012 and customers paying down their balances. Average credit card balances increased $569 million (3.5 percent) in 2012, compared with 2011, reflecting the impact of the purchase of a credit card portfolio in the fourth quarter of 2011, partially offset by the portfolio sale in the third quarter of 2012.

TABLE 8 Commercial Real Estate Loans by Property Type and Geography

(Dollars in Millions)	December 31, 2012 Loans	Percent	December 31, 2011 Loans	Percent
Property Type				
Business owner occupied	$11,405	30.9%	$11,756	32.8%
Commercial property				
Industrial	1,586	4.3	1,561	4.4
Office	4,833	13.1	4,590	12.8
Retail	4,537	12.3	4,402	12.3
Other commercial	3,735	10.1	3,632	10.1
Homebuilders				
Condominiums	146	.4	283	.8
Other residential	996	2.7	988	2.8
Multi-family	6,857	18.5	6,293	17.5
Hotel/motel	2,569	6.9	2,041	5.7
Health care facilities	289	.8	305	.8
Total	$36,953	100.0%	$35,851	100.0%
Geography				
California	$ 8,039	21.8%	$ 7,634	21.3%
Colorado	1,644	4.5	1,569	4.4
Illinois	1,555	4.2	1,411	3.9
Minnesota	1,958	5.3	1,891	5.3
Missouri	1,560	4.2	1,599	4.4
Ohio	1,512	4.1	1,436	4.0
Oregon	1,921	5.2	1,961	5.5
Washington	3,586	9.7	3,540	9.9
Wisconsin	2,011	5.4	1,892	5.3
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,349	6.4	2,295	6.4
Arkansas, Indiana, Kentucky, Tennessee	1,886	5.1	1,736	4.8
Idaho, Montana, Wyoming	1,156	3.1	1,183	3.3
Arizona, Nevada, New Mexico, Utah	2,958	8.0	3,189	8.9
Total banking region	32,135	87.0	31,336	87.4
Florida, Michigan, New York, Pennsylvania, Texas	2,405	6.5	2,470	6.9
All other states	2,413	6.5	2,045	5.7
Total outside Company's banking region	4,818	13.0	4,515	12.6
Total	$36,953	100.0%	$35,851	100.0%

Other Retail Total other retail loans, which include retail leasing, home equity and second mortgages and other retail loans, decreased $395 million (.8 percent) at December 31, 2012, compared with December 31, 2011. Average other retail loans decreased $261 million (.5 percent) in 2012, compared with 2011. The decreases were primarily due to lower home equity and second mortgages and student loan balances, partially offset by higher automobile and installment loans, and retail leasing balances.

TABLE 9 Residential Mortgages by Geography

(Dollars in Millions)	December 31, 2012		December 31, 2011	
	Loans	Percent	Loans	Percent
California	$ 6,022	13.7%	$ 4,339	11.7%
Colorado	2,674	6.1	2,354	6.3
Illinois	2,882	6.5	2,560	6.9
Minnesota	3,521	8.0	2,955	8.0
Missouri	2,064	4.7	1,849	5.0
Ohio	2,301	5.2	2,051	5.5
Oregon	1,836	4.2	1,541	4.2
Washington	2,543	5.8	2,101	5.7
Wisconsin	1,482	3.4	1,325	3.6
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,049	4.6	1,759	4.7
Arkansas, Indiana, Kentucky, Tennessee	3,233	7.3	2,822	7.6
Idaho, Montana, Wyoming	989	2.2	825	2.2
Arizona, Nevada, New Mexico, Utah	2,753	6.3	2,281	6.2
Total banking region	34,349	78.0	28,762	77.6
Florida, Michigan, New York, Pennsylvania, Texas	4,329	9.9	3,819	10.3
All other states	5,340	12.1	4,501	12.1
Total outside Company's banking region	9,669	22.0	8,320	22.4
Total	$44,018	100.0%	$37,082	100.0%

TABLE 10 Credit Card Loans by Geography

(Dollars in Millions)	December 31, 2012		December 31, 2011	
	Loans	Percent	Loans	Percent
California	$ 1,757	10.3%	$ 1,719	9.9%
Colorado	665	3.9	670	3.9
Illinois	796	4.6	791	4.5
Minnesota	1,196	7.0	1,193	6.9
Missouri	616	3.6	619	3.6
Ohio	1,071	6.3	1,326	7.6
Oregon	597	3.5	623	3.6
Washington	771	4.5	849	4.9
Wisconsin	972	5.7	959	5.5
Iowa, Kansas, Nebraska, North Dakota, South Dakota	862	5.0	863	5.0
Arkansas, Indiana, Kentucky, Tennessee	1,342	7.8	1,353	7.8
Idaho, Montana, Wyoming	352	2.1	377	2.2
Arizona, Nevada, New Mexico, Utah	794	4.6	788	4.5
Total banking region	11,791	68.9	12,130	69.9
Florida, Michigan, New York, Pennsylvania, Texas	2,884	16.8	2,923	16.8
All other states	2,440	14.3	2,307	13.3
Total outside Company's banking region	5,324	31.1	5,230	30.1
Total	$17,115	100.0%	$17,360	100.0%

Investment Securities The Company uses its investment securities portfolio to manage enterprise interest rate risk, provide liquidity (including the ability to meet proposed regulatory requirements), generate interest and dividend income, and as collateral for public deposits and wholesale funding sources. While the Company intends to hold its investment securities indefinitely, it may sell available-for-sale securities in response to structural changes in the balance sheet and related interest rate risk and to meet liquidity requirements, among other factors.

Investment securities totaled $74.5 billion at December 31, 2012, compared with $70.8 billion at December 31, 2011. The $3.7 billion (5.2 percent) increase primarily reflected $3.1 billion of net investment purchases and a $517 million favorable change in net unrealized gains (losses) on available-for-sale investment securities. Held-to-maturity securities were $34.4 billion at December 31, 2012, compared with $18.9 billion at December 31, 2011, due to the transfer of approximately $11.7 billion of available-for-sale investment securities to the held-to-maturity category during 2012, reflecting the Company's intent to hold those securities to maturity, and growth in government agency mortgage-backed securities as the Company increased its on-balance sheet liquidity in response to anticipated regulatory requirements.

Average investment securities were $72.5 billion in 2012, compared with $63.6 billion in 2011. The weighted-average yield of the available-for-sale portfolio was 2.93 percent at December 31, 2012, compared with 3.19 percent at December 31, 2011. The average maturity of the available-for-sale portfolio was 4.1 years at December 31, 2012, compared with 5.2 years at December 31, 2011. The weighted-average yield of the held-to-maturity portfolio was 1.94 percent at December 31, 2012, compared with 2.21 percent at December 31, 2011. The average maturity of the held-to-maturity portfolio was 3.3 years at December 31, 2012, compared with 3.9 years at December 31, 2011. Investment securities by type are shown in Table 13.

The Company's available-for-sale securities are carried at fair value with changes in fair value reflected in other comprehensive income (loss) unless a security is deemed to be other-than-temporarily impaired. At December 31, 2012, the Company's net unrealized gains on available-for-sale securities were $1.1 billion, compared with $581 million at December 31, 2011. The favorable change in net unrealized gains was primarily due to increases in the fair value of non-agency mortgage-backed and state and political securities. Gross unrealized losses on available-for-sale securities totaled $147 million at December 31, 2012, compared with $691 million at December 31, 2011.

The Company conducts a regular assessment of its investment portfolio to determine whether any securities are other-than-temporarily impaired. When assessing unrealized losses for other-than-temporary impairment, the Company considers the nature of the investment, the financial condition of the issuer, the extent and duration of unrealized loss, expected cash flows of underlying assets and market conditions. At December 31, 2012, the Company had no plans to sell securities with unrealized losses and believes it is more likely than not that it would not be required to sell such securities before recovery of their amortized cost.

There is limited market activity for non-agency mortgage-backed securities held by the Company. As a result, the Company estimates the fair value of these securities using estimates of expected cash flows, discount rates and management's assessment of various other market factors, which are judgmental in nature. The Company recorded $46 million of impairment charges in earnings during 2012 on non-agency mortgage-backed securities. These impairment charges were due to changes in expected cash flows primarily resulting from increases in defaults in the underlying mortgage pools. During 2012, the Company also recognized impairment charges of $27 million in earnings related to certain perpetual preferred securities issued by financial institutions, following the downgrades of money center banks by a rating agency. The unrealized loss on perpetual preferred securities in a loss position at December 31, 2012, was $14 million. Further adverse changes in market conditions may result in additional impairment charges in future periods.

During 2011, the Company recorded $35 million of impairment charges in earnings predominately on non-agency mortgage-backed securities. These impairment charges were due to changes in expected cash flows primarily resulting from increases in defaults in the underlying mortgage pools.

Refer to Notes 4 and 20 in the Notes to Consolidated Financial Statements for further information on investment securities.

TABLE 14 Deposits

The composition of deposits was as follows:

At December 31 (Dollars in Millions)	2012 Amount	2012 Percent of Total	2011 Amount	2011 Percent of Total	2010 Amount	2010 Percent of Total	2009 Amount	2009 Percent of Total	2008 Amount	2008 Percent of Total
Noninterest-bearing deposits	$ 74,172	29.8%	$ 68,579	29.7%	$ 45,314	22.2%	$ 38,186	20.8%	$ 37,494	23.5%
Interest-bearing deposits										
Interest checking	50,430	20.2	45,933	19.9	43,183	21.2	38,436	21.0	32,254	20.2
Money market savings	50,987	20.5	45,854	19.9	46,855	22.9	40,848	22.3	26,137	16.4
Savings accounts	30,811	12.4	28,018	12.1	24,260	11.9	16,885	9.2	9,070	5.7
Total of savings deposits	132,228	53.1	119,805	51.9	114,298	56.0	96,169	52.5	67,461	42.3
Time certificates of deposit less than $100,000	13,744	5.5	14,952	6.5	15,083	7.4	18,966	10.4	18,425	11.7
Time deposits greater than $100,000										
Domestic	12,148	4.8	12,583	5.4	12,330	6.0	16,858	9.2	20,791	13.0
Foreign	16,891	6.8	14,966	6.5	17,227	8.4	13,063	7.1	15,179	9.5
Total interest-bearing deposits	175,011	70.2	162,306	70.3	158,938	77.8	145,056	79.2	121,856	76.5
Total deposits	$249,183	100.0%	$230,885	100.0%	$204,252	100.0%	$183,242	100.0%	$159,350	100.0%

The maturity of time deposits was as follows:

At December 31, 2012 (Dollars in Millions)	Certificates Less Than $100,000	Time Deposits Greater Than $100,000	Total
Three months or less	$ 1,512	$18,963	$20,475
Three months through six months	1,911	1,595	3,506
Six months through one year	3,215	2,197	5,412
2014	3,584	2,949	6,533
2015	1,769	1,775	3,544
2016	1,061	937	1,998
2017	688	619	1,307
Thereafter	4	4	8
Total	$13,744	$29,039	$42,783

Deposits Total deposits were $249.2 billion at December 31, 2012, compared with $230.9 billion at December 31, 2011. The $18.3 billion (7.9 percent) increase in total deposits reflected organic growth in core deposits due to the overall "flight-to-quality" by customers. Average total deposits increased $22.6 billion (10.6 percent) over 2011 due to increases in noninterest-bearing and total savings account balances, reflecting organic growth.

Noninterest-bearing deposits at December 31, 2012, increased $5.6 billion (8.2 percent) over December 31, 2011. Average noninterest-bearing deposits increased $13.4 billion (24.9 percent) in 2012, compared with 2011. The increases were due to growth in balances in the majority of the lines of business, including Wholesale Banking and Commercial Real Estate, Wealth Management and Securities Services, and Consumer and Small Business Banking.

Interest-bearing savings deposits increased $12.4 billion (10.4 percent) at December 31, 2012, compared with December 31, 2011. The increase in these deposit balances was related to increases in money market savings, interest checking and savings account balances. The $5.1 billion (11.2 percent) increase in money market savings account balances was primarily due to higher Wholesale Banking and Commercial Real Estate, and corporate trust balances. The $4.5 billion (9.8 percent) increase in interest checking account balances was primarily due to higher Consumer and Small Business Banking and broker-dealer balances, partially offset by lower Wholesale Banking and Commercial Real Estate balances. The $2.8 billion (10.0 percent) increase in savings account balances reflected continued strong participation in a savings product offered by Consumer and Small Business Banking that includes multiple bank products in a package. Average interest-bearing savings deposits in 2012 increased $7.3 billion (6.4 percent), compared with 2011, primarily due to growth in Consumer and Small Business Banking and corporate trust balances, partially offset by lower government banking and broker-dealer balances.

Interest-bearing time deposits at December 31, 2012, increased $282 million (.7 percent), compared with December 31, 2011, driven by an increase in time deposits greater than $100,000, partially offset by a decrease in time certificates of deposit less than $100,000. Time deposits greater than

$100,000 increased $1.5 billion (5.4 percent) at December 31, 2012, compared with December 31, 2011. Average time deposits greater than $100,000 in 2012 increased $2.6 billion (8.8 percent), compared with 2011. Time deposits greater than $100,000 are managed as an alternative to other funding sources such as wholesale borrowing, based largely on relative pricing. Time certificates of deposit less than $100,000 decreased $1.2 billion (8.1 percent) at December 31, 2012, compared with December 31, 2011. Average time certificates of deposit less than $100,000 in 2012 decreased $728 million (4.8 percent), compared with 2011. The decreases were the result of lower Consumer and Small Business Banking balances.

Borrowings The Company utilizes both short-term and long-term borrowings as part of its asset/liability management and funding strategies. Short-term borrowings, which include federal funds purchased, commercial paper, repurchase agreements, borrowings secured by high-grade assets and other short-term borrowings, were $26.3 billion at December 31, 2012, compared with $30.5 billion at December 31, 2011. The $4.2 billion (13.7 percent) decrease in short-term borrowings reflected reduced borrowing needs by the Company as a result of an increase in deposits.

Long-term debt was $25.5 billion at December 31, 2012, compared with $32.0 billion at December 31, 2011. The $6.5 billion (20.1 percent) decrease was primarily due to repayments and maturities of $3.8 billion of medium-term notes and $1.1 billion of subordinated debt, $2.7 billion of redemptions of junior subordinated debentures and a $3.4 billion decrease in Federal Home Loan Bank ("FHLB") advances, partially offset by issuances of $1.3 billion of subordinated debt and $2.3 billion of medium-term notes, and a $1.1 billion increase in long-term debt related to certain consolidated variable interest entities. Refer to Note 12 of the Notes to Consolidated Financial Statements for additional information regarding long-term debt and the "Liquidity Risk Management" section for discussion of liquidity management of the Company.

Corporate Risk Profile

Overview Managing risks is an essential part of successfully operating a financial services company. The Company's most prominent risk exposures are credit, residual value, operational, interest rate, market, liquidity and reputation risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan, investment or derivative contract when it is due. Residual value risk is the potential reduction in the end-of-term value of leased assets. Operational risk includes risks related to fraud, processing errors, technology, breaches of internal controls and in data security, and business continuation and disaster recovery. Operational risk also includes legal and compliance risks, including risks arising from the failure to adhere to laws, rules, regulations and internal policies and procedures. Interest rate risk is the potential reduction of net interest income as a result of changes in interest rates, which can affect the re-pricing of assets and liabilities differently. Market risk arises from fluctuations in interest rates, foreign exchange rates, and security prices that may result in changes in the values of financial instruments, such as trading and available-for-sale securities, certain mortgage loans held for sale, MSRs and derivatives that are accounted for on a fair value basis. Liquidity risk is the possible inability to fund obligations to depositors, investors or borrowers. Further, corporate strategic decisions, as well as the risks described above, could give rise to reputation risk. Reputation risk is the risk that negative publicity or press, whether true or not, could result in costly litigation or cause a decline in the Company's stock value, customer base, funding sources or revenue. In addition to the risks identified above, other risk factors exist that may impact the Company. Refer to "Risk Factors" beginning on page 145, for a detailed discussion of these factors.

Credit Risk Management The Company's strategy for credit risk management includes well-defined, centralized credit policies, uniform underwriting criteria, and ongoing risk monitoring and review processes for all commercial and consumer credit exposures. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit examinations and management reviews of loans exhibiting deterioration of credit quality. The Risk Management Committee of the Company's Board of Directors oversees the Company's credit risk management process.

In addition, credit quality ratings as defined by the Company, are an important part of the Company's overall credit risk management and evaluation of its allowance for credit losses. Loans with a pass rating represent those not classified on the Company's rating scale for problem credits, as minimal risk has been identified. Loans with a special mention or classified rating, including all of the Company's loans that are 90 days or more past due and still accruing, nonaccrual loans, those considered troubled debt restructurings ("TDRs"), and loans in a junior lien position that are current but are behind a modified or delinquent loan in a first lien position, encompass all loans held by the Company that it considers to have a potential or well-defined weakness that may put full collection of contractual cash flows at risk. The Company's internal credit quality ratings for consumer loans are primarily based on delinquency and nonperforming status, except for a limited population of larger loans within those portfolios that are individually evaluated. For this limited population, the determination of the internal credit quality rating may also consider collateral value and customer cash flows. The Company obtains recent collateral value estimates for the majority of its residential mortgage and home equity and second mortgage portfolios, which allows the Company to compute estimated loan-to-value ("LTV") ratios reflecting current market conditions. These individual refreshed LTV ratios are considered in the determination of the appropriate allowance for credit losses. The decline in housing prices over the past several years has deteriorated the collateral support of the residential mortgage, home equity and second mortgage portfolios. However, the underwriting criteria the Company employs consider the relevant income and credit characteristics of the borrower, such that the collateral is not the primary source of repayment. The Company strives to identify potential problem loans early, record any necessary charge-offs promptly and maintain appropriate allowance levels for probable incurred loan losses. Refer to Notes 1 and 5 in the Notes to Consolidated Financial Statements for further information of the Company's loan portfolios including internal credit quality ratings.

The Company categorizes its loan portfolio into three segments, which is the level at which it develops and documents a systematic methodology to determine the allowance for credit losses. The Company's three loan portfolio segments are commercial lending, consumer lending and covered loans. The commercial lending segment includes loans and leases made to small business, middle market, large corporate, commercial real estate, financial institution, and public sector customers. Key risk characteristics relevant to commercial lending segment loans include the industry and geography of the borrower's business, purpose of the loan, repayment source, borrower's debt capacity and financial flexibility, loan covenants, and nature of pledged collateral, if any. These risk characteristics, among others, are considered in determining estimates about the likelihood of default by the borrowers and the severity of loss in the event of default. The Company considers these risk characteristics in assigning internal risk ratings to, or forecasting losses on, these loans which are the significant factors in determining the allowance for credit losses for loans in the commercial lending segment.

The consumer lending segment represents loans and leases made to consumer customers including residential mortgages, credit card loans, and other retail loans such as revolving consumer lines, auto loans and leases, student loans, and home equity loans and lines. Home equity or second mortgage loans are junior lien closed-end accounts fully disbursed at origination. These loans typically are fixed rate loans, secured by residential real estate, with a 10 or 15 year fixed payment amortization schedule. Home equity lines are revolving accounts giving the borrower the ability to draw and repay balances repeatedly, up to a maximum commitment, and are secured by residential real estate. These include accounts in either a first or junior lien position. Typical terms on home equity lines are variable rates benchmarked to the prime rate, with a 15-year draw period during which a minimum payment is equivalent to the monthly interest, followed by a 10-year amortization period. At December 31, 2012, substantially all of the Company's home equity lines were in the draw period. Key risk characteristics relevant to consumer lending segment loans primarily relate to the borrowers' capacity and willingness to repay and include unemployment rates and other economic factors, customer payment history and in some cases, updated LTV information on real estate based loans. These risk characteristics, among others, are reflected in forecasts of delinquency levels, bankruptcies and losses which are the primary factors in determining the allowance for credit losses for the consumer lending segment.

The covered loan segment represents loans acquired in FDIC-assisted transactions that are covered by loss sharing agreements with the FDIC that greatly reduce the risk of future credit losses to the Company. Key risk characteristics for covered segment loans are consistent with the segment they would otherwise be included in had the loss share coverage not been in place, but consider the indemnification provided by the FDIC.

The Company further disaggregates its loan portfolio segments into various classes based on their underlying risk characteristics. The two classes within the commercial lending segment are commercial loans and commercial real estate loans. The three classes within the consumer lending segment are residential mortgages, credit card loans and other retail loans. The covered loan segment consists of only one class.

Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments. The Company also engages in non-lending activities that may give rise to credit risk, including derivative transactions for balance sheet hedging purposes, foreign exchange transactions, deposit overdrafts and interest rate swap contracts for customers, investments in securities and other financial assets, and settlement risk, including Automated Clearing House transactions and the processing of credit card transactions for merchants. These activities are subject to credit review, analysis and approval processes.

Economic and Other Factors In evaluating its credit risk, the Company considers changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, the level of allowance coverage relative to similar banking institutions and macroeconomic factors, such as changes in unemployment rates, gross domestic product and consumer bankruptcy filings.

Beginning in late 2007, financial markets suffered significant disruptions, leading to and exacerbated by declining real estate values and subsequent economic challenges, both domestically and globally. Median home prices declined across most domestic markets, which had a significant adverse impact on the collectability of residential mortgage loans. Residential mortgage delinquencies increased throughout 2008 and 2009. High unemployment levels beginning in 2009, further increased losses in prime-based residential portfolios and credit cards.

Although economic conditions generally have stabilized from the dramatic downturn experienced in 2008 and 2009, and the financial markets have generally improved, business activities across a range of industries continue to face difficulties due to lower consumer confidence and spending, continued elevated unemployment and under-employment, and continued stress in the residential mortgage portfolio. Credit costs peaked for the Company in late 2009 and have trended downward thereafter. The provision for credit losses was lower than net charge-offs by $215 million in 2012 and $500 million in 2011, and exceeded net charge-offs by $175 million in 2010. The $461 million (19.7 percent) decrease in the provision for credit losses in 2012, compared with 2011, reflected improving credit trends and the underlying risk profile of the loan portfolio as economic conditions continued to slowly improve, partially offset by portfolio growth.

Credit Diversification The Company manages its credit risk, in part, through diversification of its loan portfolio and limit setting by product type criteria and concentrations. As part of its normal business activities, the Company offers a broad array of traditional commercial lending products and specialized products such as asset-based lending, commercial lease financing, agricultural credit, warehouse mortgage lending, small business lending, commercial real estate, health care and correspondent banking. The Company also offers an array of consumer lending products, including residential mortgages, credit card loans, automobile loans, retail leases, home equity, revolving credit, lending to students and other consumer loans. These consumer lending products are primarily offered through the branch office network, home mortgage and loan production offices and indirect distribution channels, such as automobile dealers. The Company monitors and manages the portfolio diversification by industry, customer and geography. Table 6 provides information with respect to the overall product diversification and changes in the mix during 2012.

The commercial loan class is diversified among various industries with somewhat higher concentrations in manufacturing, finance and insurance, wholesale trade, and real estate, rental and leasing. Additionally, the commercial loan class is diversified across the Company's geographical markets with 66.0 percent of total commercial loans within the Company's Consumer and Small Business Banking markets. Credit relationships outside of the Company's Consumer and Small Business Banking markets relate to the corporate banking, mortgage banking, auto dealer and leasing businesses, focusing on large national customers and specifically targeted industries. Loans to mortgage banking customers are primarily warehouse lines which are collateralized with the underlying mortgages. The Company regularly monitors its mortgage collateral position to manage its risk exposure. Table 7 provides a summary of significant industry groups and geographical locations of commercial loans outstanding at December 31, 2012 and 2011.

The commercial real estate loan class reflects the Company's focus on serving business owners within its geographic footprint as well as regional and national investment-based real estate owners and builders. Within the commercial real estate loan class, different property types have varying degrees of credit risk. Table 8 provides a summary of the significant property types and geographical locations of commercial real estate loans outstanding at December 31, 2012 and 2011. At December 31, 2012, approximately 30.9 percent of the commercial real estate loans represented business owner-occupied properties that tend to exhibit less credit risk than non owner-occupied properties. The investment-based real estate mortgages are diversified among various property types with somewhat higher concentrations in multi-family and retail properties. From a geographical perspective, the Company's commercial real estate loan class is generally well diversified. However, at December 31, 2012, 21.8 percent of the Company's commercial real estate loans were secured by collateral in California, which has experienced higher delinquency levels and credit quality deterioration due to excess home inventory levels and declining valuations. Included in commercial real estate at year-end 2012 was approximately $804 million in loans related to land held for development and $1.4 billion of loans related to residential and commercial acquisition and development properties. These loans are subject to quarterly monitoring for changes in local market conditions due to a higher credit risk profile. The commercial real estate loan class is diversified across the Company's geographical markets with 87.0 percent of total commercial real estate loans outstanding at December 31, 2012, within the Company's Consumer and Small Business Banking markets.

The Company's consumer lending segment utilizes several distinct business processes and channels to originate consumer credit, including traditional branch lending, indirect lending, portfolio acquisitions, correspondent banks and loan brokers. Each distinct underwriting and origination activity manages unique credit risk characteristics and prices its loan production commensurate with the differing risk profiles.

Residential mortgages represent an important financial product for consumer customers of the Company and are originated through the Company's branches, loan production offices and a wholesale network of originators. The Company may retain residential mortgage loans it originates on its balance sheet or sell the loans into the secondary market while retaining the servicing rights and customer relationships. Utilizing the secondary markets enables the Company to effectively reduce its credit and other asset/liability risks. For residential mortgages that are retained in the Company's portfolio and for home equity and second mortgages, credit risk is also diversified by geography and managed by adherence to LTV and borrower credit criteria during the underwriting process.

The Company estimates updated LTV information quarterly, based on a method that combines automated valuation model updates and relevant home price indices. LTV is the ratio of the loan's outstanding principal balance to the current estimate of property value. For home equity and second mortgages, combined loan-to-value ("CLTV") is the combination of the first mortgage original principal balance and the second lien outstanding principal balance, relative to the current estimate of property value. Certain loans do not have a LTV or CLTV, primarily due to lack of availability of relevant automated valuation model and/or home price indices values, or lack of necessary valuation data on acquired loans.

The following tables provide summary information for the LTVs of residential mortgages and home equity and second mortgages by borrower type at December 31, 2012:

Residential mortgages (Dollars in Millions)	Interest Only	Amortizing	Total	Percent of Total
Prime Borrowers				
Less than or equal to 80%	$1,864	$25,786	$27,650	76.1%
Over 80% through 90%	458	3,459	3,917	10.8
Over 90% through 100%	369	1,475	1,844	5.1
Over 100%	925	1,877	2,802	7.7
No LTV available	–	116	116	.3
Total	$3,616	$32,713	$36,329	100.0%
Sub-Prime Borrowers				
Less than or equal to 80%	$ 1	$ 544	$ 545	34.2%
Over 80% through 90%	2	234	236	14.8
Over 90% through 100%	2	239	241	15.1
Over 100%	8	563	571	35.9
No LTV available	–	–	–	–
Total	$ 13	$ 1,580	$ 1,593	100.0%
Other Borrowers				
Less than or equal to 80%	$ 9	$ 257	$ 266	32.3%
Over 80% through 90%	3	176	179	21.8
Over 90% through 100%	3	103	106	12.9
Over 100%	3	268	271	33.0
No LTV available	–	–	–	–
Total	$ 18	$ 804	$ 822	100.0%
Loans Purchased From GNMA Mortgage Pools (a)	$ –	$ 5,274	$ 5,274	100.0%
Total				
Less than or equal to 80%	$1,874	$26,587	$28,461	64.6%
Over 80% through 90%	463	3,869	4,332	9.8
Over 90% through 100%	374	1,817	2,191	5.0
Over 100%	936	2,708	3,644	8.3
No LTV available	–	116	116	.3
Loans purchased from GNMA mortgage pools (a)	–	5,274	5,274	12.0
Total	$3,647	$40,371	$44,018	100.0%

(a) Represents loans purchased from Government National Mortgage Association ("GNMA") mortgage pools whose payments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

Home equity and second mortgages (Dollars in Millions)	Lines	Loans	Total	Percent of Total
Prime Borrowers				
Less than or equal to 80%	$ 7,751	$ 535	$ 8,286	52.0%
Over 80% through 90%	2,403	248	2,651	16.6
Over 90% through 100%	1,600	197	1,797	11.3
Over 100%	2,427	458	2,885	18.1
No LTV/CLTV available	289	26	315	2.0
Total	$14,470	$1,464	$15,934	100.0%
Sub-Prime Borrowers				
Less than or equal to 80%	$ 39	$ 28	$ 67	18.3%
Over 80% through 90%	17	20	37	10.1
Over 90% through 100%	17	38	55	15.0
Over 100%	42	164	206	56.3
No LTV/CLTV available	–	1	1	.3
Total	$ 115	$ 251	$ 366	100.0%
Other Borrowers				
Less than or equal to 80%	$ 280	$ 4	$ 284	66.7%
Over 80% through 90%	64	5	69	16.2
Over 90% through 100%	30	2	32	7.5
Over 100%	32	6	38	8.9
No LTV/CLTV available	3	–	3	.7
Total	$ 409	$ 17	$ 426	100.0%
Total				
Less than or equal to 80%	$ 8,070	$ 567	$ 8,637	51.6%
Over 80% through 90%	2,484	273	2,757	16.5
Over 90% through 100%	1,647	237	1,884	11.3
Over 100%	2,501	628	3,129	18.7
No LTV/CLTV available	292	27	319	1.9
Total	$14,994	$1,732	$16,726	100.0%

At December 31, 2012, approximately $1.6 billion of residential mortgages were to customers that may be defined as sub-prime borrowers based on credit scores from independent agencies at loan origination, compared with $1.9 billion at December 31, 2011. In addition to residential mortgages, at December 31, 2012, $.4 billion of home equity and second mortgage loans were to customers that may be defined as sub-prime borrowers, compared with $.5 billion at December 31, 2011. The total amount of consumer lending segment residential mortgage, home equity and second mortgage loans to customers that may be defined as sub-prime borrowers represented only .6 percent of total assets at December 31, 2012, compared with .7 percent at December 31, 2011. The Company considers sub-prime loans to be those made to borrowers with a risk of default significantly higher than those approved for prime lending programs, as reflected in credit scores obtained from independent agencies at loan origination, in addition to other credit underwriting criteria. Sub-prime portfolios include only loans originated according to the Company's underwriting programs specifically designed to serve customers with weakened credit histories. The sub-prime designation indicators have been and will continue to be subject to re-evaluation over time as borrower characteristics, payment performance and economic conditions change. The sub-prime loans originated during periods from June 2009 and after are with borrowers who met the Company's program guidelines and have a credit score that generally is at or below a threshold of 620 to 650 depending on the program. Sub-prime loans originated during periods prior to June 2009 were based upon program level guidelines without regard to credit score.

Covered loans included $1.3 billion in loans with negative-amortization payment options at December 31, 2012, compared with $1.5 billion at December 31, 2011. Other than covered loans, the Company does not have any residential mortgages with payment schedules that would cause balances to increase over time.

Home equity and second mortgages were $16.7 billion at December 31, 2012, compared with $18.1 billion at December 31, 2011, and included $5.1 billion of home equity lines in a first lien position and $11.6 billion of home equity and second mortgage loans and lines in a junior lien position. Loans and lines in a junior lien position at December 31, 2012, included approximately $3.7 billion of loans and lines for which the Company also serviced the related first lien loan, and approximately $7.9 billion where the Company did not service the related first lien loan. The Company was able to determine the status of the related first liens using information the Company has as the servicer of the first lien, information it received from its primary regulator on loans serviced by other large servicers or information reported on customer credit bureau files. The Company also evaluates other indicators of credit risk for these junior lien loans and lines including delinquency, estimated average CLTV ratios and weighted-average credit scores in making its assessment of credit risk, related loss estimates and determining the allowance for credit losses.

The following table provides a summary of delinquency statistics and other credit quality indicators for the Company's junior lien positions at December 31, 2012:

	Junior Liens Behind		
(Dollars in Millions)	Company Owned or Serviced First Lien	Third Party First Lien	Total
Total	$3,673	$7,950	$11,623
Percent 30 – 89 days past due	.85%	1.19%	1.08%
Percent 90 days or more past due	.26%	.28%	.27%
Weighted-average CLTV	86%	85%	85%
Weighted-average credit score	750	746	747

See the Analysis and Determination of the Allowance for Credit Losses section for additional information on how the Company determines the allowance for credit losses for loans in a junior lien position.

Credit card and other retail loans principally reflect the Company's focus on consumers within its geographical footprint of branches and certain niche lending activities that are nationally focused. Approximately 68.6 percent of the Company's credit card balances relate to cards originated through the Company's branches or co-branded, travel and affinity programs that generally experience better credit quality performance than portfolios generated through other channels.

Tables 9, 10 and 11 provide a geographical summary of the residential mortgage, credit card and other retail loan portfolios, respectively.

Assets acquired by the Company in FDIC-assisted transactions included nonperforming loans and other loans with characteristics indicative of a high credit risk profile, including a substantial concentration in California, loans with negative-amortization payment options, and homebuilder and other construction finance loans. Because most of these loans are covered under loss sharing agreements with the FDIC, the Company's financial exposure to losses from these assets is substantially reduced. To the extent actual losses exceed the Company's estimates at acquisition, the Company's financial risk would only be its share of those losses under the loss sharing agreements.

TABLE 15 Delinquent Loan Ratios as a Percent of Ending Loan Balances

At December 31, 90 days or more past due **excluding** nonperforming loans	2012	2011	2010	2009	2008
Commercial					
Commercial	.10%	.09%	.15%	.25%	.15%
Lease financing	–	–	.02	–	–
Total commercial	.09	.08	.13	.22	.13
Commercial Real Estate					
Commercial mortgages	.02	.02	–	–	–
Construction and development	.02	.13	.01	.07	.36
Total commercial real estate	.02	.04	–	.02	.11
Residential Mortgages (a)	.64	.98	1.63	2.80	1.55
Credit Card	1.27	1.36	1.86	2.59	2.20
Other Retail					
Retail leasing	.02	.02	.05	.11	.16
Other	.22	.43	.49	.57	.45
Total other retail (b)	.20	.38	.45	.53	.42
Total loans, excluding covered loans	.31	.43	.61	.88	.56
Covered Loans	5.86	6.15	6.04	3.59	5.25
Total loans	.59%	.84%	1.11%	1.19%	.84%

At December 31, 90 days or more past due **including** nonperforming loans	2012	2011	2010	2009	2008
Commercial	.27%	.63%	1.37%	2.25%	.82%
Commercial real estate	1.50	2.55	3.73	5.22	3.34
Residential mortgages (a)	2.14	2.73	3.70	4.59	2.44
Credit card	2.12	2.65	3.22	3.43	2.69
Other retail (b)	.66	.52	.58	.66	.47
Total loans, excluding covered loans	1.11	1.54	2.19	2.87	1.57
Covered loans	9.28	12.42	12.94	9.76	8.55
Total loans	1.52%	2.30%	3.17%	3.64%	2.00%

(a) Delinquent loan ratios exclude $3.2 billion, $2.6 billion, $2.6 billion, $2.2 billion and $1.1 billion at December 31, 2012, 2011, 2010, 2009 and 2008, respectively, of loans purchased from GNMA mortgage pools whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. Including these loans, the ratio of residential mortgages 90 days or more past due including all nonperforming loans was 9.45 percent, 9.84 percent, 12.28 percent, 12.86 percent and 6.95 percent at December 31, 2012, 2011, 2010, 2009, and 2008, respectively.

(b) Delinquent loan ratios exclude student loans that are guaranteed by the federal government. Including these loans, the ratio of total other retail loans 90 days or more past due including all nonperforming loans was 1.08 percent, .99 percent, 1.04 percent, .91 percent and .64 percent at December 31, 2012, 2011, 2010, 2009 and 2008, respectively.

Loan Delinquencies Trends in delinquency ratios are an indicator, among other considerations, of credit risk within the Company's loan portfolios. The entire balance of an account is considered delinquent if the minimum payment contractually required to be made is not received by the specified date on the billing statement. The Company measures delinquencies, both including and excluding nonperforming loans, to enable comparability with other companies. Delinquent loans purchased from Government National Mortgage Association ("GNMA") mortgage pools whose repayments of principal and interest are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs, are excluded from delinquency statistics. In addition, in certain situations, a consumer lending customer's account may be re-aged to remove it from delinquent status. Generally, the purpose of re-aging accounts is to assist customers who have recently overcome temporary financial difficulties, and have demonstrated both the ability and willingness to resume regular payments. To qualify for re-aging, the account must have been open for at least nine months and cannot have been re-aged during the preceding 365 days. An account may not be re-aged more than two times in a five-year period. To qualify for re-aging, the customer must also have made three regular minimum monthly payments within the last 90 days. In addition, the Company may re-age the consumer lending account of a customer who has experienced longer-term financial difficulties and apply modified, concessionary terms and conditions to the account. Such additional re-ages are limited to one in a five-year period and must meet the qualifications for re-aging described above. All re-aging strategies must be independently approved by the Company's credit administration function. Commercial lending loans are generally not subject to re-aging policies.

Accruing loans 90 days or more past due totaled $1.3 billion ($660 million excluding covered loans) at

December 31, 2012, compared with $1.8 billion ($843 million excluding covered loans) at December 31, 2011, and $2.2 billion ($1.1 billion excluding covered loans) at December 31, 2010. The $183 million (21.7 percent) decrease, excluding covered loans, reflected improvement in residential mortgages, credit card and other retail loan portfolios during 2012. These loans are not included in nonperforming assets and continue to accrue interest because they are adequately secured by collateral, are in the process of collection and are reasonably expected to result in repayment or restoration to current status, or are managed in homogeneous portfolios with specified charge-off timeframes adhering to regulatory guidelines. The ratio of accruing loans 90 days or more past due to total loans was .59 percent (.31 percent excluding covered loans) at December 31, 2012, compared with .84 percent (.43 percent excluding covered loans) at December 31, 2011, and 1.11 percent (.61 percent excluding covered loans) at December 31, 2010.

The following table provides summary delinquency information for residential mortgages, credit card and other retail loans included in the consumer lending segment:

At December 31 (Dollars in Millions)	Amount		As a Percent of Ending Loan Balances	
	2012	2011	2012	2011
Residential Mortgages (a)				
30-89 days	$ 348	$ 404	.79%	1.09%
90 days or more	281	364	.64	.98
Nonperforming	661	650	1.50	1.75
Total	$1,290	$1,418	2.93%	3.82%
Credit Card				
30-89 days	$ 227	$ 238	1.33%	1.37%
90 days or more	217	236	1.27	1.36
Nonperforming	146	224	.85	1.29
Total	$ 590	$ 698	3.45%	4.02%
Other Retail				
Retail Leasing				
30-89 days	$ 12	$ 10	.22%	.19%
90 days or more	1	1	.02	.02
Nonperforming	1	–	.02	–
Total	$ 14	$ 11	.26%	.21%
Home Equity and Second Mortgages				
30-89 days	$ 126	$ 162	.76%	.90%
90 days or more	51	133	.30	.73
Nonperforming	189	40	1.13	.22
Total	$ 366	$ 335	2.19%	1.85%
Other (b)				
30-89 days	$ 152	$ 168	.59%	.68%
90 days or more	44	50	.17	.20
Nonperforming	27	27	.11	.11
Total	$ 223	$ 245	.87%	.99%

(a) Excludes $3.2 billion and $2.6 billion at December 31, 2012 and 2011, respectively, of loans purchased from GNMA mortgage pools that are 90 days or more past due that continue to accrue interest.

(b) Includes revolving credit, installment, automobile and student loans.

The following tables provide further information on residential mortgages and home equity and second mortgages as a percent of ending loan balances by borrower type at December 31:

Residential mortgages (a)	2012	2011
Prime Borrowers		
30-89 days	.65%	.92%
90 days or more	.58	.90
Nonperforming	1.36	1.67
Total	2.59%	3.49%
Sub-Prime Borrowers		
30-89 days	6.41%	6.70%
90 days or more	3.89	4.91
Nonperforming	9.60	7.99
Total	19.90%	19.60%
Other Borrowers		
30-89 days	.97%	.92%
90 days or more	.97	1.07
Nonperforming	1.83	1.07
Total	3.77%	3.06%

(a) Excludes delinquent and nonperforming information on loans purchased from GNMA mortgage pools as their repayments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

Home equity and second mortgages	2012	2011
Prime Borrowers		
30-89 days	.64%	.78%
90 days or more	.28	.66
Nonperforming	1.03	.21
Total	1.95%	1.65%
Sub-Prime Borrowers		
30-89 days	4.92%	5.11%
90 days or more	1.36	2.89
Nonperforming	4.10	.22
Total	10.38%	8.22%
Other Borrowers		
30-89 days	1.41%	1.43%
90 days or more	.47	1.43
Nonperforming	2.35	.47
Total	4.23%	3.33%

The following table provides summary delinquency information for covered loans:

At December 31 (Dollars in Millions)	Amount		As a Percent of Ending Loan Balances	
	2012	2011	2012	2011
30-89 days	$ 359	$ 362	3.18%	2.45%
90 days or more	663	910	5.86	6.15
Nonperforming	386	926	3.41	6.26
Total	$1,408	$2,198	12.45%	14.86%

Restructured Loans In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. In most cases the modification is either a concessionary reduction in interest rate, extension of the maturity date or reduction in the principal balance that would otherwise not be considered.

Troubled Debt Restructurings Concessionary modifications are classified as TDRs unless the modification results in only an insignificant delay in the payments to be received. TDRs accrue interest if the borrower complies with the revised terms and conditions and has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles. Loans classified as TDRs are considered impaired loans for reporting and measurement purposes.

The Company continues to work with customers to modify loans for borrowers who are experiencing financial difficulties, including those acquired through FDIC-assisted acquisitions. Many of the Company's TDRs are determined on a case-by-case basis in connection with ongoing loan collection processes. The modifications vary within each of the Company's loan classes. Commercial lending segment TDRs generally include extensions of the maturity date and may be accompanied by an increase or decrease to the interest rate. The Company may also work with the borrower to make other changes to the loan to mitigate losses, such as obtaining additional collateral and/or guarantees to support the loan.

The Company has also implemented certain residential mortgage loan restructuring programs that may result in TDRs. The Company participates in the U.S. Department of the Treasury Home Affordable Modification Program ("HAMP"). HAMP gives qualifying homeowners an opportunity to permanently modify their loan and achieve more affordable monthly payments, with the U.S. Department of the Treasury compensating the Company for a portion of the reduction in monthly amounts due from borrowers participating in this program. The Company also modifies residential mortgage loans under Federal Housing Administration, Department of Veterans Affairs, and other internal programs. Under these programs, the Company provides concessions to qualifying borrowers experiencing financial difficulties. The concessions may include adjustments to interest rates, conversion of adjustable rates to fixed rates, extensions of maturity dates or deferrals of payments, capitalization of accrued interest and/or outstanding advances, or in limited situations, partial forgiveness of loan principal. In most instances, participation in residential mortgage loan restructuring programs requires the customer to complete a short-term trial period. A permanent loan modification is contingent on the customer successfully completing the trial period arrangement and the loan documents are not modified until that time. The Company reports loans in a trial period arrangement as TDRs.

Credit card and other retail loan modifications are generally part of distinct restructuring programs. The

Company offers a workout program providing customers modification solutions over a specified time period, generally up to 60 months. The Company also provides modification programs to qualifying customers experiencing a temporary financial hardship in which reductions are made to monthly required minimum payments for up to 12 months.

In accordance with regulatory guidance, the Company considers secured consumer loans that have had debt discharged through bankruptcy where the borrower has not reaffirmed the debt to be TDRs. If the loan amount exceeds the collateral value, the loan is charged down to collateral value and the remaining amount is reported as nonperforming.

Modifications to loans in the covered segment are similar in nature to that described above for non-covered loans, and the evaluation and determination of TDR status is similar, except that acquired loans restructured after acquisition are not considered TDRs for purposes of the Company's accounting and disclosure if the loans evidenced credit deterioration as of the acquisition date and are accounted for in pools. Losses associated with modifications on covered loans, including the economic impact of interest rate reductions, are generally eligible for reimbursement under the loss sharing agreements.

The following table provides a summary of TDRs by loan class, including the delinquency status for TDRs that continue to accrue interest and TDRs included in nonperforming assets:

At December 31, 2012 (Dollars in Millions)	Performing TDRs	As a Percent of Performing TDRs: 30-89 Days Past Due	As a Percent of Performing TDRs: 90 Days or More Past Due	Nonperforming TDRs	Total TDRs
Commercial	$ 281	6.0%	1.2%	$ 64 (a)	$ 345
Commercial real estate	531	3.7	–	208 (b)	739
Residential mortgages	2,087	6.1	5.2	334	2,421 (d)
Credit card	296	11.0	7.0	146 (c)	442
Other retail	226	8.1	4.0	87 (c)	313 (e)
TDRs, excluding GNMA and covered loans	3,421	6.3	4.1	839	4,260
Loans purchased from GNMA mortgage pools	1,778	8.7	53.0	–	1,778 (f)
Covered loans	381	4.5	7.4	105	486
Total	$5,580	6.9%	19.9%	$944	$6,524

(a) Primarily represents loans less than six months from the modification date that have not met the performance period required to return to accrual status (generally six months) and small business credit cards with a modified rate equal to 0 percent.
(b) Primarily represents loans less than six months from the modification date that have not met the performance period required to return to accrual status (generally six months).
(c) Primarily represents loans with a modified rate equal to 0 percent.
(d) Includes $236 million of residential mortgage loans to borrowers that have had debt discharged through bankruptcy and $55 million in trial period arrangements.
(e) Includes $159 million of other retail loans to borrowers that have had debt discharged through bankruptcy and $4 million in trial period arrangements.
(f) Includes $224 million of Federal Housing Administration and Department of Veterans Affairs residential mortgage loans to borrowers that have had debt discharged through bankruptcy and $353 million in trial period arrangements.

Short-term Modifications The Company makes short-term modifications that it does not consider to be TDRs, in limited circumstances, to assist borrowers experiencing temporary hardships. Consumer lending programs include payment reductions, deferrals of up to three past due payments, and the ability to return to current status if the borrower makes required payments. The Company may also make short-term modifications to commercial lending loans, with the most common modification being an extension of the maturity date of three months or less. Such extensions generally are used when the maturity date is imminent and the borrower is experiencing some level of financial stress, but the Company believes the borrower will pay all contractual amounts owed. Short-term modifications were not material at December 31, 2012.

Nonperforming Assets The level of nonperforming assets represents another indicator of the potential for future credit losses. Nonperforming assets include nonaccrual loans, restructured loans not performing in accordance with modified terms and not accruing interest, restructured loans that have not met the performance period required to return to accrual status, other real estate owned and other nonperforming assets owned by the Company. Nonperforming assets are generally either originated by the Company or acquired under FDIC loss sharing agreements that substantially reduce the risk of credit losses to the Company. Interest payments collected from assets on nonaccrual status are generally applied against the principal balance and not recorded as income.

At December 31, 2012, total nonperforming assets were $2.7 billion, compared with $3.8 billion at December 31, 2011 and $5.0 billion at December 31, 2010. Excluding covered assets, nonperforming assets were $2.1 billion at December 31, 2012, compared with $2.6 billion at December 31, 2011 and $3.4 billion at December 31, 2010. The $486 million (18.9 percent) decrease in nonperforming assets, excluding covered assets, from December 31, 2011 to December 31, 2012, was primarily driven by reductions in construction and development loans, as the Company continued to reduce exposure to these problem assets, as well as improvement in commercial mortgages and other commercial loan portfolios. These decreases were partially offset by increases in nonperforming residential mortgages and other retail loans. These increases were principally the result of a regulatory clarification in the treatment of residential mortgage and other consumer loans to borrowers who have had debt discharged through bankruptcy, and the inclusion, beginning in the second quarter of 2012, of junior lien loans and lines greater than 120 days past due, as well as junior lien loans behind a first lien greater than 180 days past due or on nonaccrual status, as nonperforming loans. These changes did not have a material impact on the Company's allowance for credit losses. Nonperforming covered assets at December 31, 2012 were $583 million, compared with $1.2 billion at December 31, 2011 and $1.7 billion at December 31, 2010. These assets are covered by loss sharing agreements with the FDIC that substantially reduce the risk of credit losses to the Company. The ratio of total nonperforming assets to total loans and other real estate was 1.19 percent (.98 percent excluding covered assets) at December 31, 2012, compared with 1.79 percent (1.32 percent excluding covered assets) at December 31, 2011 and 2.55 percent (1.87 percent excluding covered assets) at December 31, 2010.

Other real estate owned, excluding covered assets, was $381 million at December 31, 2012, compared with $404 million at December 31, 2011 and $511 million at December 31, 2010, and was related to foreclosed properties that previously secured loan balances. Other real estate owned includes properties vacated by the borrower and maintained by Company, regardless of whether title in the property has transferred to the Company.

The following table provides an analysis of other real estate owned, excluding covered assets, as a percent of their related loan balances, including geographical location detail for residential (residential mortgage, home equity and second mortgage) and commercial (commercial and commercial real estate) loan balances:

At December 31, (Dollars in Millions)	Amount		As a Percent of Ending Loan Balances	
	2012	2011	2012	2011
Residential				
Minnesota	$ 20	$ 22	.34%	.39%
Illinois	19	10	.55	.31
California	16	16	.18	.22
Washington	14	6	.38	.18
Florida	14	5	1.55	.60
All other states	185	92	.49	.26
Total residential	268	151	.44	.27
Commercial				
Missouri	17	5	.37	.12
Nevada	11	44	.87	3.13
Arizona	10	16	.83	1.41
California	8	26	.05	.18
Washington	7	9	.11	.15
All other states	60	153	.08	.23
Total commercial	113	253	.11	.27
Total	$381	$404	.18%	.21%

TABLE 16 Nonperforming Assets (a)

At December 31 (Dollars in Millions)	2012	2011	2010	2009	2008
Commercial					
Commercial	$ 107	$ 280	$ 519	$ 866	$ 290
Lease financing	16	32	78	125	102
Total commercial	123	312	597	991	392
Commercial Real Estate					
Commercial mortgages	308	354	545	581	294
Construction and development	238	545	748	1,192	780
Total commercial real estate	546	899	1,293	1,773	1,074
Residential Mortgages (b)	661	650	636	467	210
Credit Card	146	224	228	142	67
Other Retail					
Retail leasing	1	–	–	–	–
Other	216	67	65	62	25
Total other retail	217	67	65	62	25
Total nonperforming loans, excluding covered loans	1,693	2,152	2,819	3,435	1,768
Covered Loans	386	926	1,244	1,350	369
Total nonperforming loans	2,079	3,078	4,063	4,785	2,137
Other Real Estate (c) (d)	381	404	511	437	190
Covered Other Real Estate (d)	197	274	453	653	274
Other Assets	14	18	21	32	23
Total nonperforming assets	$2,671	$3,774	$5,048	$5,907	$2,624
Total nonperforming assets, excluding covered assets	$2,088	$2,574	$3,351	$3,904	$1,981
Excluding Covered Assets					
Accruing loans 90 days or more past due (b)	$ 660	$ 843	$1,094	$1,525	$ 967
Nonperforming loans to total loans	.80%	1.10%	1.57%	1.99%	1.02%
Nonperforming assets to total loans plus other real estate (c)	.98%	1.32%	1.87%	2.25%	1.14%
Including Covered Assets					
Accruing loans 90 days or more past due (b)	$1,323	$1,753	$2,184	$2,309	$1,554
Nonperforming loans to total loans	.93%	1.47%	2.06%	2.46%	1.16%
Nonperforming assets to total loans plus other real estate (c)	1.19%	1.79%	2.55%	3.02%	1.42%

Changes in Nonperforming Assets

(Dollars in Millions)	Commercial and Commercial Real Estate	Credit Card, Other Retail and Residential Mortgages (f)	Covered Assets	Total
Balance December 31, 2011	$1,475	$1,099	$1,200	$3,774
Additions to nonperforming assets				
New nonaccrual loans and foreclosed properties	864	1,203	267	2,334
Advances on loans	46	–	–	46
Total additions	910	1,203	267	2,380
Reductions in nonperforming assets				
Paydowns, payoffs	(711)	(301)	(598)	(1,610)
Net sales	(344)	(135)	(237)	(716)
Return to performing status	(43)	(137)	(36)	(216)
Charge-offs (e)	(507)	(421)	(13)	(941)
Total reductions	(1,605)	(994)	(884)	(3,483)
Net additions to (reductions in) nonperforming assets	(695)	209	(617)	(1,103)
Balance December 31, 2012	$ 780	$1,308	$ 583	$2,671

(a) Throughout this document, nonperforming assets and related ratios do not include accruing loans 90 days or more past due.

(b) Excludes $3.2 billion, $2.6 billion, $2.6 billion, $2.2 billion and $1.1 billion at December 31, 2012, 2011, 2010, 2009 and 2008, respectively, of loans purchased from GNMA mortgage pools that are 90 days or more past due that continue to accrue interest, as their repayments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

(c) Foreclosed GNMA loans of $548 million, $692 million, $575 million, $359 million and $209 million at December 31, 2012, 2011, 2010, 2009 and 2008, respectively, continue to accrue interest and are recorded as other assets and excluded from nonperforming assets because they are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

(d) Includes equity investments in entities whose principal assets are other real estate owned.

(e) Charge-offs exclude actions for certain card products and loan sales that were not classified as nonperforming at the time the charge-off occurred.

(f) Residential mortgage information excludes changes related to residential mortgages serviced by others.

TABLE 17 Net Charge-Offs as a Percent of Average Loans Outstanding

Year Ended December 31	2012	2011	2010	2009	2008
Commercial					
Commercial	.43%	.76%	1.80%	1.60%	.53%
Lease financing	.63	.96	1.47	2.82	1.36
Total commercial	.45	.79	1.76	1.75	.63
Commercial Real Estate					
Commercial mortgages	.37	.73	1.23	.42	.15
Construction and development	.86	4.20	6.32	5.35	1.48
Total commercial real estate	.45	1.40	2.47	1.82	.55
Residential Mortgages	1.09	1.45	1.97	2.00	1.01
Credit Card (a)	4.01	5.19	7.32	6.90	4.73
Other Retail					
Retail leasing	.04	–	.27	.74	.65
Home equity and second mortgages	1.72	1.66	1.72	1.75	1.01
Other	.94	1.20	1.68	1.85	1.39
Total other retail	1.13	1.25	1.56	1.69	1.15
Total loans, excluding covered loans	1.03	1.53	2.41	2.23	1.10
Covered Loans	.08	.07	.09	.09	.38
Total loans	.97%	1.41%	2.17%	2.08%	1.10%

(a) Net charge-off as a percent of average loans outstanding, excluding portfolio purchases where the acquired loans were recorded at fair value at the purchase date, were 4.16 percent, 5.36 percent, 7.99 percent and 7.14 percent for the years ended December 31, 2012, 2011, 2010 and 2009, respectively.

Analysis of Loan Net Charge-offs Total loan net charge-offs were $2.1 billion in 2012, compared with $2.8 billion in 2011 and $4.2 billion in 2010. The ratio of total loan net charge-offs to average loans was .97 percent in 2012, compared with 1.41 percent in 2011 and 2.17 percent in 2010. The decrease in total net charge-offs in 2012, compared with 2011, was due to improvement in most loan categories as economic conditions continued to slowly improve.

Commercial and commercial real estate loan net charge-offs for 2012 were $441 million (.45 percent of average loans outstanding), compared with $904 million (1.04 percent of average loans outstanding) in 2011 and $1.7 billion (2.06 percent of average loans outstanding) in 2010. The decrease in net charge-offs in 2012, compared with 2011, reflected the Company's continued efforts to resolve and reduce exposure to problem assets in its commercial real estate portfolios and improvement in its other commercial portfolios due to the continued improvement in the economy. The decrease in net charge-offs in 2011, compared with 2010, also reflected efforts to reduce exposure to problem assets in the Company's commercial real estate portfolios and improvement in the other commercial portfolios.

Residential mortgage loan net charge-offs for 2012 were $438 million (1.09 percent of average loans outstanding), compared with $489 million (1.45 percent of average loans outstanding) in 2011 and $546 million (1.97 percent of average loans outstanding) in 2010. Credit card loan net charge-offs in 2012 were $667 million (4.01 percent of average loans outstanding), compared with $834 million (5.19 percent of average loans outstanding) in 2011 and $1.2 billion (7.32 percent of average loans outstanding) in 2010. Other retail loan net charge-offs for 2012 were $541 million (1.13 percent of average loans outstanding), compared with $604 million (1.25 percent of average loans outstanding) in 2011 and $745 million (1.56 percent of average loans outstanding) in 2010. The decrease in total residential mortgage, credit card and other retail loan net charge-offs in 2012, compared with 2011, reflected the impact of more stable economic conditions, partially offset by current year incremental charge-offs in the residential mortgages and other retail loan portfolios related to regulatory clarification on bankruptcy loans. The decrease in total residential mortgage, credit card and other retail loan net charge-offs in 2011, compared with 2010, reflected the impact of more stable economic conditions.

The following table provides an analysis of net charge-offs as a percent of average loans outstanding for residential mortgages and home equity and second mortgages by borrower type:

Year Ended December 31 (Dollars in Millions)	Average Loans		Percent of Average Loans	
	2012	2011	2012	2011
Residential Mortgages				
Prime borrowers ...	$32,811	$26,642	.95%	1.34%
Sub-prime borrowers	1,725	1,975	6.43	6.18
Other borrowers....	745	555	1.88	1.80
Loans purchased from GNMA mortgage pools (a)	5,009	4,539	.04	–
Total.............	$40,290	$33,711	1.09	1.45
Home Equity and Second Mortgages				
Prime borrowers ...	$16,622	$17,646	1.53%	1.45%
Sub-prime borrowers	407	491	8.85	9.16
Other borrowers....	422	418	2.37	1.91
Total.............	$17,451	$18,555	1.72	1.66

(a) Represents loans purchased from GNMA mortgage pools whose payments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

Analysis and Determination of the Allowance for Credit Losses

The allowance for credit losses reserves for probable and estimable losses incurred in the Company's loan and lease portfolio and includes certain amounts that do not represent loss exposure to the Company because those losses are recoverable under loss sharing agreements with the FDIC. The allowance for credit losses is increased through provisions charged to operating earnings and reduced by net charge-offs. Management evaluates the allowance each quarter to ensure it appropriately reserves for incurred losses. The evaluation of each element and the overall allowance is based on a continuing assessment of problem loans, recent loss experience and other factors, including regulatory guidance and economic conditions. Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments, which is included in other liabilities in the Consolidated Balance Sheet. Both the allowance for loan losses and the liability for unfunded credit commitments are included in the Company's analysis of credit losses and reported reserve ratios.

At December 31, 2012, the allowance for credit losses was $4.7 billion (2.12 percent of total loans and 2.15 percent of loans excluding covered loans), compared with an allowance of $5.0 billion (2.39 percent of total loans and 2.52 percent of loans excluding covered loans) at December 31, 2011. The ratio of the allowance for credit losses to nonperforming loans was 228 percent (269 percent excluding covered loans) at December 31, 2012, compared with 163 percent (228 percent excluding covered loans) at December 31, 2011. The ratio of the allowance for credit losses to annual loan net charge-offs at December 31, 2012, was 226 percent, compared with 176 percent at December 31, 2011, as net charge-offs continue to decline due to stabilizing economic conditions. Management determined the allowance for credit losses was appropriate at December 31, 2012.

The allowance recorded for loans in the commercial lending segment is based on reviews of individual credit relationships and considers the migration analysis of commercial lending segment loans and actual loss experience. The Company currently uses a 12-year period of historical losses in considering actual loss experience, because it believes that period best reflects the losses incurred in the portfolio. This timeframe and the results of the analysis are evaluated quarterly to determine if they are appropriate. The allowance recorded for impaired loans greater than $5 million in the commercial lending segment is based on an individual loan analysis utilizing expected cash flows discounted using the original effective interest rate, the observable market price, or the fair value of the collateral for collateral-dependent loans. The allowance recorded for all other commercial lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, bankruptcy experience, and historical losses, adjusted for current trends. The allowance established for commercial lending segment loans, was $1.9 billion at December 31, 2012, compared with $2.2 billion at December 31, 2011. The decrease in the allowance for commercial lending segment loans of $256 million at December 31, 2012, compared with December 31, 2011, reflected the impact of efforts by the Company to resolve and reduce exposure to problem assets in the commercial real estate portfolios and overall improvement in economic conditions affecting incurred losses, partially offset by growth in the portfolios.

The allowance recorded for purchased impaired and TDR loans in the consumer lending segment is determined on a homogenous pool basis utilizing expected cash flows discounted using the original effective interest rate of the pool. The allowance for collateral-dependent loans in the consumer lending segment is determined based on the fair value of the collateral. The allowance recorded for all other consumer lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, bankruptcy experience, delinquency status, refreshed LTV ratios when possible, portfolio growth and historical losses, adjusted for current trends. Credit card and other retail loans 90 days or more past due are generally not placed on nonaccrual status because of the relatively short period of time to charge-off and, therefore, are excluded from nonperforming loans and measures that include nonperforming loans as part of the calculation.

When evaluating the appropriateness of the allowance for credit losses for any loans and lines in a junior lien position,

TABLE 18 Summary of Allowance for Credit Losses

(Dollars in Millions)	2012	2011	2010	2009	2008
Balance at beginning of year	$5,014	$5,531	$5,264	$3,639	$2,260
Charge-Offs					
Commercial					
Commercial	312	423	784	769	282
Lease financing	66	93	134	227	113
Total commercial	378	516	918	996	395
Commercial real estate					
Commercial mortgages	145	231	333	103	34
Construction and development	97	312	538	516	139
Total commercial real estate	242	543	871	619	173
Residential mortgages	461	502	554	493	236
Credit card	769	922	1,270	1,093	630
Other retail					
Retail leasing	9	10	25	47	41
Home equity and second mortgages	327	327	348	347	185
Other	330	396	490	504	344
Total other retail	666	733	863	898	570
Covered loans (a)	11	13	20	12	5
Total charge-offs	2,527	3,229	4,496	4,111	2,009
Recoveries					
Commercial					
Commercial	72	74	48	30	27
Lease financing	31	36	43	40	26
Total commercial	103	110	91	70	53
Commercial real estate					
Commercial mortgages	31	22	13	2	1
Construction and development	45	23	13	3	–
Total commercial real estate	76	45	26	5	1
Residential mortgages	23	13	8	4	2
Credit card	102	88	70	62	65
Other retail					
Retail leasing	7	10	13	11	6
Home equity and second mortgages	26	19	17	9	7
Other	92	100	88	81	56
Total other retail	125	129	118	101	69
Covered loans (a)	1	1	2	1	–
Total recoveries	430	386	315	243	190
Net Charge-Offs					
Commercial					
Commercial	240	349	736	739	255
Lease financing	35	57	91	187	87
Total commercial	275	406	827	926	342
Commercial real estate					
Commercial mortgages	114	209	320	101	33
Construction and development	52	289	525	513	139
Total commercial real estate	166	498	845	614	172
Residential mortgages	438	489	546	489	234
Credit card	667	834	1,200	1,031	565
Other retail					
Retail leasing	2	–	12	36	35
Home equity and second mortgages	301	308	331	338	178
Other	238	296	402	423	288
Total other retail	541	604	745	797	501
Covered loans (a)	10	12	18	11	5
Total net charge-offs	2,097	2,843	4,181	3,868	1,819
Provision for credit losses	1,882	2,343	4,356	5,557	3,096
Net change for credit losses to be reimbursed by the FDIC	(33)	(17)	92	–	–
Other changes	(33)	–	–	(64)	102
Balance at end of year	$4,733	$5,014	$5,531	$5,264	$3,639
Components					
Allowance for loan losses, excluding losses to be reimbursed by the FDIC	$4,382	$4,678	$5,218	$5,079	$3,514
Allowance for credit losses to be reimbursed by the FDIC	42	75	92	–	–
Liability for unfunded credit commitments	309	261	221	185	125
Total allowance for credit losses	$4,733	$5,014	$5,531	$5,264	$3,639
Allowance for Credit Losses as a Percentage of					
Period-end loans, excluding covered loans	2.15%	2.52%	3.03%	3.04%	2.09%
Nonperforming loans, excluding covered loans	269	228	192	153	206
Nonperforming and accruing loans 90 days or more past due, excluding covered loans	194	164	138	106	133
Nonperforming assets, excluding covered assets	218	191	162	135	184
Net charge-offs, excluding covered loans	218	174	130	136	201
Period-end loans	2.12%	2.39%	2.81%	2.70%	1.97%
Nonperforming loans	228	163	136	110	170
Nonperforming and accruing loans 90 days or more past due	139	104	89	74	99
Nonperforming assets	177	133	110	89	139
Net charge-offs	226	176	132	136	200

Note: At December 31, 2012 and 2011, $1.7 billion and $1.8 billion, respectively, of the total allowance for credit losses related to incurred losses on credit card and other retail loans.

(a) Relates to covered loan charge-offs and recoveries not reimbursable by the FDIC.

TABLE 19 Elements of the Allowance for Credit Losses

At December 31 (Dollars in Millions)	Allowance Amount 2012	2011	2010	2009	2008	Allowance as a Percent of Loans 2012	2011	2010	2009	2008
Commercial										
Commercial	$ 979	$ 929	$ 992	$1,026	$ 782	1.61%	1.83%	2.35%	2.43%	1.57%
Lease financing	72	81	112	182	208	1.31	1.37	1.83	2.78	3.03
Total commercial	1,051	1,010	1,104	1,208	990	1.59	1.78	2.28	2.48	1.75
Commercial Real Estate										
Commercial mortgages	641	850	929	548	258	2.07	2.87	3.41	2.17	1.10
Construction and development	216	304	362	453	191	3.63	4.91	4.86	5.16	1.95
Total commercial real estate	857	1,154	1,291	1,001	449	2.32	3.22	3.72	2.94	1.35
Residential Mortgages	935	927	820	672	524	2.12	2.50	2.67	2.58	2.22
Credit Card	863	992	1,395	1,495	926	5.04	5.71	8.30	8.89	6.85
Other Retail										
Retail leasing	11	12	11	30	49	.20	.23	.24	.66	.96
Home equity and second mortgages	583	536	411	374	255	3.49	2.96	2.17	1.92	1.33
Other	254	283	385	467	372	.99	1.14	1.55	2.02	1.65
Total other retail	848	831	807	871	676	1.78	1.73	1.67	1.85	1.44
Covered Loans	179	100	114	17	74	1.58	.68	.63	.08	.66
Total allowance	$4,733	$5,014	$5,531	$5,264	$3,639	2.12%	2.39%	2.81%	2.70%	1.97%

the Company considers the delinquency and modification status of the first lien. At December 31, 2012, the Company serviced the first lien on 32 percent of the home equity loans and lines in a junior lien position. The Company also considers information received from its primary regulator on the status of the first liens that are serviced by other large servicers in the industry and the status of first lien mortgage accounts reported on customer credit bureau files. Regardless of whether or not the Company services the first lien, an assessment is made of economic conditions, problem loans, recent loss experience and other factors in determining the allowance for credit losses. Based on the available information, the Company estimated $505 million or 3.0 percent of the total home equity portfolio at December 31, 2012, represented junior liens where the first lien was delinquent or modified.

The Company uses historical loss experience on the loans and lines in a junior lien position where the first lien is serviced by the Company or can be identified in credit bureau data to establish loss estimates for junior lien loans and lines the Company services when they are current, but the first lien is delinquent or modified. Historically, the number of junior lien defaults in any period has been a small percentage of the total portfolio (for example, only 1.7 percent for the twelve months ended December 31, 2012), and the long-term average loss rate on the small percentage of loans that default has been approximately 80 percent. In periods of economic stress such as the current environment, the Company has experienced loss severity rates in excess of 90 percent for junior liens that default. In addition, the Company obtains updated credit scores on its home equity portfolio each quarter and in some cases more frequently, and uses this information to qualitatively supplement its loss estimation methods. Credit score distributions for the portfolio are monitored monthly and any changes in the distribution are one of the factors considered in assessing the Company's loss estimates.

The allowance established for consumer lending segment loans was $2.6 billion at December 31, 2012, compared with $2.8 billion at December 31, 2011. The $104 million decrease in the allowance for consumer lending segment loans at December 31, 2012, compared with December 31, 2011, reflected the impact of more stable economic conditions.

The allowance for the covered loan segment is evaluated each quarter in a manner similar to that described for non-covered loans, and represents any decreases in expected cash flows on those loans after the acquisition date. The provision for credit losses for covered loans considers the indemnification provided by the FDIC. The allowance established for covered loans was $179 million at December 31, 2012, compared with $100 million at December 31, 2011. The increase reflected a delay in the anticipated timing of defaults and collateral disposition.

In addition, the evaluation of the appropriate allowance for credit losses for purchased non-impaired loans acquired after January 1, 2009, in the various loan segments considers credit discounts recorded as a part of the initial determination of the fair value of the loans. For these loans, no allowance for credit losses is recorded at the purchase date. Credit discounts representing the principal losses expected over the life of the loans are a component of the initial fair value. Subsequent to the purchase date, the methods utilized to estimate the required allowance for credit losses for these loans is similar to originated loans; however, the Company records a provision for credit losses only when the required allowance, net of any expected reimbursement under any loss sharing agreements with the FDIC, exceeds any remaining credit discounts.

The evaluation of the appropriate allowance for credit losses for purchased impaired loans in the various loan segments considers the expected cash flows to be collected from the borrower. These loans are initially recorded at fair value and therefore no allowance for credit losses is recorded at the purchase date.

Subsequent to the purchase date, the expected cash flows of purchased loans are subject to evaluation. Decreases in the present value of expected cash flows are recognized by recording an allowance for credit losses with the related provision for credit losses reduced for the amount reimbursable by the FDIC, where applicable. If the expected cash flows on the purchased loans increase such that a previously recorded impairment allowance can be reversed, the Company records a reduction in the allowance with a related reduction in losses reimbursable by the FDIC, where applicable. Increases in expected cash flows of purchased loans and decreases in expected cash flows of the FDIC indemnification assets, when there are no previous impairment allowances, are considered together and recognized over the remaining life of the loans. Refer to Note 1 of the Notes to Consolidated Financial Statements, for more information.

The Company's methodology for determining the appropriate allowance for credit losses for all the loan segments also considers the imprecision inherent in the methodologies used. As a result, in addition to the amounts determined under the methodologies described above, management also considers the potential impact of other qualitative factors which include, but are not limited to, economic factors; geographic and other concentration risks; delinquency and nonaccrual trends; current business conditions; changes in lending policy, underwriting standards, internal review and other relevant business practices; and the regulatory environment. The consideration of these items results in adjustments to allowance amounts included in the Company's allowance for credit losses for each of the above loan segments. Table 19 shows the amount of the allowance for credit losses by loan segment, class and underlying portfolio category.

Although the Company determines the amount of each element of the allowance separately and considers this process to be an important credit management tool, the entire allowance for credit losses is available for the entire loan portfolio. The actual amount of losses incurred can vary significantly from the estimated amounts.

Residual Value Risk Management The Company manages its risk to changes in the residual value of leased assets through disciplined residual valuation setting at the inception of a lease, diversification of its leased assets, regular residual asset valuation reviews and monitoring of residual value gains or losses upon the disposition of assets. Commercial lease originations are subject to the same well-defined underwriting standards referred to in the "Credit Risk Management" section which includes an evaluation of the residual value risk. Retail lease residual value risk is mitigated further by originating longer-term vehicle leases and effective end-of-term marketing of off-lease vehicles.

Included in the retail leasing portfolio was approximately $3.8 billion of retail leasing residuals at December 31, 2012, compared with $3.4 billion at December 31, 2011. The Company monitors concentrations of leases by manufacturer and vehicle "make and model." As of December 31, 2012, vehicle lease residuals related to sport utility vehicles were 55.9 percent of the portfolio, while mid-range and upscale vehicle classes represented approximately 17.9 percent and 13.8 percent of the portfolio, respectively. At year-end 2012, the largest vehicle-type concentration represented 7.5 percent of the aggregate residual value of the vehicles in the portfolio. At December 31, 2012, the weighted-average origination term of the portfolio was 41 months, compared with 42 months at December 31, 2011.

Since the beginning of 2009, used vehicle prices have increased substantially as sales of new vehicles were affected by the financial condition of the automobile manufacturers, various government programs and involvement with the manufacturers, and consumers' preference for used, instead of new, vehicles due to uncertainty about the economy. As economic conditions continue to improve, new vehicle sales and production have increased and the demand for, and price of, used vehicles has begun to decrease.

At December 31, 2012, the commercial leasing portfolio had $567 million of residuals, compared with $620 million at December 31, 2011. At year-end 2012, lease residuals related to trucks and other transportation equipment were 33.2 percent of the total residual portfolio. Business and office equipment represented 24.4 percent of the aggregate portfolio, while railcars represented 11.9 percent and manufacturing equipment represented 10.0 percent. No other concentrations of more than 10 percent existed at December 31, 2012.

Operational Risk Management Operational risk represents the risk of loss resulting from the Company's operations, including, but not limited to, the risk of fraud by employees or persons outside the Company, unauthorized access to its computer systems, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of internal controls and in data security, compliance requirements, and business continuation and disaster recovery. Operational risk also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity.

The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. Operational risk is inherent in all business activities, and the management of this risk is important to the achievement of the Company's objectives. In the event of a breakdown in the internal control system, unauthorized access or improper operation of systems, or improper employees' actions, the Company could suffer financial loss, face regulatory action and suffer damage to its reputation.

The Company manages operational risk through a risk management framework and its internal control processes. Within this framework, the Risk Management Committee of the Company's Board of Directors provides oversight and assesses the most significant operational risks facing the Company within its business lines. Under the guidance of the Risk Management Committee, enterprise risk management personnel establish policies and interact with business lines to monitor significant operating risks on a regular basis. In addition, enterprise risk management is responsible for establishing a culture of compliance and compliance program standards and policies, and performing risk assessments on the business lines' adherence to laws, rules, regulations and internal policies and procedures.

The significant increase in regulation and regulatory oversight initiatives over the past three years has substantially increased the importance of the Company's enterprise risk management personnel and activities. For example, the Consumer Financial Protection Bureau ("CFPB") has authority to prescribe rules, or issue orders or guidelines pursuant to any federal consumer financial law. The CFPB regulates and examines the Company, its banks and other subsidiaries with respect to matters that relate to these laws and consumer financial services and products. The CFPB's rulemaking, examination and enforcement authority increases enforcement risk in this area and has even resulted in fines and penalties against certain of the Company's competitors. Refer to "Supervision and Regulation" in the Company's Annual Report on Form 10-K for further discussion of the regulatory framework applicable to bank holding companies and their subsidiaries, and the substantial changes to that regulation.

Business lines have direct and primary responsibility and accountability for identifying, controlling, and monitoring operational risks embedded in their business activities. Business managers maintain a system of controls with the objective of providing proper transaction authorization and execution, proper system operations, safeguarding of assets from misuse or theft, and ensuring the reliability of financial and other data. Business managers ensure the controls are appropriate and are implemented as designed.

Each business line within the Company has designated risk managers. These risk managers are responsible for, among other things, coordinating the completion of ongoing risk assessments and ensuring that operational risk management is integrated into business decision-making activities. The Company's internal audit function validates the system of internal controls through regular and ongoing risk-based audit procedures and reports on the effectiveness of internal controls to executive management and the Audit Committee of the Board of Directors. Management also provides various operational risk-related reporting to the Risk Management Committee of the Board of Directors.

Customer-related business conditions may also increase operational risk, or the level of operational losses in certain transaction processing business units, including merchant processing activities. Ongoing risk monitoring of customer activities and their financial condition and operational processes serve to mitigate customer-related operational risk. Refer to Note 21 of the Notes to Consolidated Financial Statements for further discussion on merchant processing. Business continuation and disaster recovery planning is also critical to effectively managing operational risks. Each business unit of the Company is required to develop, maintain and test these plans at least annually to ensure that recovery activities, if needed, can support mission critical functions, including technology, networks and data centers supporting customer applications and business operations.

While the Company believes it has designed effective methods to minimize operational risks, there is no absolute assurance that business disruption or operational losses would not occur in the event of a disaster. On an ongoing basis, management makes process changes and investments to enhance its systems of internal controls and business continuity and disaster recovery plans.

Recently, the Company and other large financial institutions were targets of various denial-of-service attacks on customer-facing websites and computer systems as part of what is believed to have been a coordinated effort to disrupt the operations of financial institutions. As a result of the Company's controls, processes and systems to protect its networks, computers, software and data from attack, damage or unauthorized access, the Company has not experienced any material losses relating to these or other attempts to attack its systems. However, attack attempts on the Company's computer systems are increasing and the Company continues to develop and enhance its controls and processes to protect against these attempts.

Interest Rate Risk Management In the banking industry, changes in interest rates are a significant risk that can impact earnings, market valuations and safety and soundness of an entity. To minimize the volatility of net interest income and the market value of assets and liabilities, the Company manages its exposure to changes in interest rates through asset and liability management activities within guidelines established by its Asset Liability Committee ("ALCO") and approved by the Board of Directors. The ALCO has the responsibility for approving and ensuring compliance with the ALCO management policies, including interest rate risk exposure. The Company uses net interest income simulation analysis and market value of equity modeling for measuring and analyzing consolidated interest rate risk.

Net Interest Income Simulation Analysis One of the primary tools used to measure interest rate risk and the effect of interest rate changes on net interest income is simulation analysis. The monthly analysis incorporates substantially all of the Company's assets and liabilities and off-balance sheet instruments, together with forecasted changes in the balance sheet and assumptions that reflect the current interest rate environment. Through this simulation, management estimates the impact on net interest income of a 200 basis point ("bps") upward or downward gradual change of market interest rates over a one-year period. The simulation also estimates the effect of immediate and sustained parallel shifts in the yield curve of 50 bps as well as the effect of immediate and sustained flattening or steepening of the yield curve. This simulation includes assumptions about how the balance sheet is likely to be affected by changes in loan and deposit growth. Assumptions are made to project interest rates for new loans and deposits based on historical analysis, management's outlook and re-pricing strategies. These assumptions are validated on a periodic basis. A sensitivity analysis is provided for key variables of the simulation. The results are reviewed by the ALCO monthly and are used to guide asset/liability management strategies.

The table below summarizes the projected impact to net interest income over the next 12 months of various potential interest rate changes. The Company manages its interest rate risk position by holding assets on the balance sheet with desired interest rate risk characteristics, implementing certain pricing strategies for loans and deposits and through the selection of derivatives and various funding and investment portfolio strategies. The Company manages the overall interest rate risk profile within policy limits. The ALCO policy limits the estimated change in net interest income in a gradual 200 bps rate change scenario to a 4.0 percent decline of forecasted net interest income over the next 12 months. At December 31, 2012 and 2011, the Company was within policy.

Market Value of Equity Modeling The Company also manages interest rate sensitivity by utilizing market value of equity modeling, which measures the degree to which the market values of the Company's assets and liabilities and off-balance sheet instruments will change given a change in interest rates. Management measures the impact of changes in market interest rates under a number of scenarios, including immediate and sustained parallel shifts, and flattening or steepening of the yield curve. The ALCO policy limits the change in the market value of equity in a 200 bps parallel rate shock to a 15.0 percent decline. A 200 bps increase would have resulted in a 2.5 percent decrease in the market value of equity at December 31, 2012, compared with a 2.0 percent decrease at December 31, 2011. A 200 bps decrease, where possible given current rates, would have resulted in a 5.3 percent decrease in the market value of equity at December 31, 2012, compared with a 6.4 percent decrease at December 31, 2011.

The valuation analysis is dependent upon certain key assumptions about the nature of assets and liabilities with non-contractual maturities. Management estimates the average life and rate characteristics of asset and liability accounts based upon historical analysis and management's expectation of rate behavior. Mortgage prepayment assumptions are based on many key variables, including current and projected interest rates compared with underlying contractual rates, the time since origination and period to next reset date if floating rate loans, and other factors including housing price indices and geography, which are updated regularly based on historical experience and forward market expectations. The balance and pricing assumptions of deposits that have no stated maturity are based on historical performance, the competitive environment, customer

Sensitivity of Net Interest Income

	December 31, 2012				December 31, 2011			
	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual
Net interest income ...	*	1.42%	*	1.90%	*	1.57%	*	1.92%

* *Given the current level of interest rates, a downward rate scenario can not be computed.*

behavior, and product mix. These assumptions are validated on a periodic basis. A sensitivity analysis of key variables of the valuation analysis is provided to the ALCO monthly and is used to guide asset/liability management strategies.

Use of Derivatives to Manage Interest Rate and Other Risks To reduce the sensitivity of earnings to interest rate, prepayment, credit, price and foreign currency fluctuations (asset and liability management positions), the Company enters into derivative transactions. The Company uses derivatives for asset and liability management purposes primarily in the following ways:

- To convert fixed-rate debt from fixed-rate payments to floating-rate payments;
- To convert the cash flows associated with floating-rate loans and debt from floating-rate payments to fixed-rate payments;
- To mitigate changes in value of the Company's mortgage origination pipeline, funded mortgage loans held for sale and MSRs;
- To mitigate remeasurement volatility of foreign currency denominated balances; and
- To mitigate the volatility of the Company's investment in foreign operations driven by fluctuations in foreign currency exchange rates.

To manage these risks, the Company may enter into exchange-traded and over-the-counter derivative contracts, including interest rate swaps, swaptions, futures, forwards and options. In addition, the Company enters into interest rate and foreign exchange derivative contracts to support the business requirements of its customers (customer-related positions). The Company minimizes the market and liquidity risks of customer-related positions by entering into similar offsetting positions with broker-dealers. The Company does not utilize derivatives for speculative purposes.

The Company does not designate all of the derivatives that it enters into for risk management purposes as accounting hedges because of the inefficiency of applying the accounting requirements and may instead elect fair value accounting for the related hedged items. In particular, the Company enters into interest rate swaps, forward commitments to buy to-be-announced securities ("TBAs"), U.S. Treasury futures and options on U.S. Treasury futures to mitigate fluctuations in the value of its MSRs, but does not designate those derivatives as accounting hedges. The estimated net sensitivity to changes in interest rates of the fair value of the MSRs and the related derivative instruments at December 31, 2012, to an immediate 25, 50 and 100 bps downward movement in interest rates would be an increase of approximately $6 million, $32 million and $103 million, respectively. An upward movement in interest rates at December 31, 2012, of 25 and 50 bps would increase the fair value of the MSRs and related derivative instruments by approximately $5 million and $6 million, respectively, while a 100 bps increase would decrease the fair value of the MSRs and related derivative instruments by $6 million. Refer to Note 9 of the Notes to Consolidated Financial Statements for additional information regarding MSRs.

Additionally, the Company uses forward commitments to sell TBAs and other commitments to sell residential mortgage loans at specified prices to economically hedge the interest rate risk in its residential mortgage loan production activities. At December 31, 2012, the Company had $18.5 billion of forward commitments to sell, hedging $7.4 billion of mortgage loans held for sale and $15.1 billion of unfunded mortgage loan commitments. The forward commitments to sell and the unfunded mortgage loan commitments on loans intended to be sold are considered derivatives under the accounting guidance related to accounting for derivative instruments and hedging activities. The Company has elected the fair value option for the mortgage loans held for sale.

Derivatives are subject to credit risk associated with counterparties to the contracts. Credit risk associated with derivatives is measured by the Company based on the probability of counterparty default. The Company manages the credit risk of its derivative positions by diversifying its positions among various counterparties, by entering into master netting agreements, and, where possible by requiring collateral agreements. The Company may also transfer counterparty credit risk related to interest rate swaps to third parties through the use of risk participation agreements.

For additional information on derivatives and hedging activities, refer to Note 19 in the Notes to Consolidated Financial Statements.

Market Risk Management In addition to interest rate risk, the Company is exposed to other forms of market risk, principally related to trading activities which support customers' strategies to manage their own foreign currency, interest rate risk and funding activities. The Company's Market Risk Committee ("MRC"), underneath the ALCO, oversees market risk management. The MRC monitors and reviews the Company's trading positions and establishes policies for market risk management, including exposure limits for each portfolio. The Company uses a Value at Risk ("VaR") approach to measure general market risk. Theoretically, VaR represents the statistical risk of loss the Company has to adverse market movements over a one-day time horizon. The Company uses the Historical Simulation method to calculate VaR for its trading businesses measured at the ninety-ninth percentile using a one-year look-back period for distributions derived from past market data. The market factors used in the calculations include those pertinent to market risks inherent in the underlying trading portfolios, principally those that affect its investment grade bond trading business, foreign currency transaction business, client derivatives business, loan trading business and municipal securities business. On average, the Company expects the one-day VaR to be exceeded two to three times per year in each business. The Company monitors the effectiveness of its risk programs by back-testing the performance of its VaR models, regularly updating the historical data used by the VaR models and stress testing. If the Company were to experience market losses in excess of the estimated VaR more often than expected, the VaR models and associated assumptions would be analyzed and adjusted. The Company stress tests its market risk measurements to provide management with perspectives on market events that may not be captured by its VaR models, including worst case historical market movement combinations that have not necessarily occurred on the same date.

The average, high and low VaR amounts for the Company's trading positions for 2012, were $1 million, $3 million and $1 million, respectively, compared with $2 million, $4 million and $1 million, respectively, for 2011.

The Company also measures the market risk of its hedging activities related to MSRs and residential mortgage loans held for sale using the Historical Simulation method. The VaRs are measured at the ninety-ninth percentile and employ factors pertinent to the market risks inherent in the valuation of the assets and hedges. A three-year look-back period is used to obtain past market data. The Company monitors the effectiveness of the models through back-testing, updating the data and regular validations. The average, high and low VaR amounts for the MSRs and related hedges for 2012, were $4 million, $8 million and $2 million, respectively, compared with $7 million, $14 million and $2 million, respectively, for 2011. The average, high and low VaR amounts for residential mortgage loans held for sale and related hedges for 2012, were $2 million, $7 million and $1 million, respectively, compared with $4 million, $7 million and $2 million, respectively, for 2011.

Liquidity Risk Management The Company's liquidity risk management process is designed to identify, measure, and manage the Company's funding and liquidity risk to meet its daily funding needs and to address expected and unexpected changes in its funding requirements. The Company engages in various activities to manage its liquidity risk. These include diversifying its funding sources, stress testing, and holding readily-marketable assets which can be used as a source of liquidity if needed. In addition, the Company's profitable operations, sound credit quality and strong capital position have enabled it to develop a large and reliable base of core deposit funding within its market areas and in domestic and global capital markets.

The Risk Management Committee of the Company's Board of Directors oversees the Company's liquidity risk management process and approves the Company's liquidity policy and contingency funding plan. The ALCO reviews and approves the Company's liquidity policies and guidelines, and regularly assesses the Company's ability to meet funding requirements arising from adverse company-specific or market events.

The Company's liquidity policies require it to maintain diversified wholesale funding sources to avoid maturity, name and market concentrations. The Company operates a Grand Cayman branch for issuing Eurodollar time deposits. In addition, the Company has relationships with dealers to issue national market retail and institutional savings certificates and short-term and medium-term notes. The Company also maintains a significant correspondent banking network and relationships. Accordingly, the Company has access to national federal funds, funding through repurchase agreements and sources of stable, regionally-based certificates of deposit and commercial paper.

The Company regularly projects its funding needs under various stress scenarios and maintains contingency plans consistent with the Company's access to diversified sources of contingent funding. The Company maintains a substantial level of total available liquidity in the form of on-balance sheet and off-balance sheet funding sources. These include cash at the Federal Reserve, unencumbered liquid assets, and capacity to borrow at the FHLB and the Federal Reserve Discount Window. Unencumbered liquid assets in the Company's available-for-sale and held-to-maturity investment portfolios provide asset liquidity through the Company's ability to sell the securities or pledge and borrow against them. At December 31, 2012, the fair value of unencumbered available-for-sale and held-to-maturity investment securities totaled $54.1 billion, compared with $48.7 billion at December 31, 2011. Refer to Table 13 and "Balance Sheet Analysis" for further information on investment securities maturities and trends. Asset liquidity is further enhanced by the Company's ability to pledge loans to access secured borrowing facilities through the FHLB and Federal Reserve Bank. At December 31, 2012, the Company could have borrowed an additional $60.9 billion at the FHLB and Federal Reserve Bank based on collateral available for additional borrowings.

The Company's diversified deposit base provides a sizeable source of relatively stable and low-cost funding, while reducing the Company's reliance on the wholesale markets. Total deposits were $249.2 billion at December 31, 2012, compared with $230.9 billion at December 31, 2011, reflecting organic growth in core deposits and acquired balances. Refer to Table 14 and "Balance Sheet Analysis" for further information on deposit trends.

TABLE 20 Debt Ratings

	Moody's	Standard & Poor's	Fitch	Dominion Bond Rating Service
U.S. Bancorp				
Short-term borrowings			F1+	R-1 (middle)
Senior debt and medium-term notes	A1	A+	AA-	AA
Subordinated debt	A2	A	A+	AA (low)
Preferred stock	Baa1	BBB+	BBB	A
Commercial paper	P-1	A-1	F1+	R-1 (middle)
U.S. Bank National Association				
Short-term time deposits	P-1	A-1+	F1+	R-1 (high)
Long-term time deposits	Aa3	AA-	AA	AA (high)
Bank notes	Aa3/P-1	AA-/A-1+	AA-/F1+	AA (high)
Subordinated debt	A1	A+	A+	AA
Senior unsecured debt	Aa3	AA-	AA-	AA (high)
Commercial paper	P-1	A-1+	F1+	R-1 (high)

Additional funding is provided by long-term debt and short-term borrowings. Long-term debt was $25.5 billion at December 31, 2012, and is an important funding source because of its multi-year borrowing structure. Refer to Note 12 of the Notes to Consolidated Financial Statements for information on the terms and maturities of the Company's long-term debt issuances and "Balance Sheet Analysis" for discussion on long-term debt trends. Short-term borrowings were $26.3 billion at December 31, 2012, and supplement the Company's other funding sources. Refer to Note 11 of the Notes to Consolidated Financial Statements and "Balance Sheet Analysis" for information on the terms and trends of the Company's short-term borrowings.

The Company's ability to raise negotiated funding at competitive prices is influenced by rating agencies' views of the Company's credit quality, liquidity, capital and earnings. Table 20 details the rating agencies' most recent assessments.

In addition to assessing liquidity risk on a consolidated basis, the Company monitors the parent company's liquidity. The parent company's routine funding requirements consist primarily of operating expenses, dividends paid to shareholders, debt service, repurchases of common stock and funds used for acquisitions. The parent company obtains funding to meet its obligations from dividends collected from its subsidiaries and the issuance of debt securities. The Company maintains sufficient funding to meet expected parent company obligations, without access to the wholesale funding markets or dividends from subsidiaries, for 12 months when forecasted payments of common stock dividends are included and 24 months assuming dividends were reduced to zero. The parent company currently has available funds considerably greater than the amounts required to satisfy these conditions.

Under United States Securities and Exchange Commission rules, the parent company is classified as a "well-known seasoned issuer," which allows it to file a registration statement that does not have a limit on issuance capacity. "Well-known seasoned issuers" generally include those companies with outstanding common securities with a market value of at least $700 million held by non-affiliated parties or those companies that have issued at least $1 billion in aggregate principal amount of non-convertible securities, other than common equity, in the last three years. However, the parent company's ability to issue debt and other securities under a registration statement filed with the United States Securities and Exchange Commission under these rules is limited by the debt issuance authority granted by the Company's Board of Directors and/or the ALCO policy.

At December 31, 2012, parent company long-term debt outstanding was $12.8 billion, compared with $14.6 billion at December 31, 2011. The $1.8 billion decrease was primarily due to $2.7 billion of medium-term note maturities and $2.7 billion of redemptions of junior subordinated debentures, partially offset by issuances of $1.3 billion of subordinated debt and $2.3 billion of medium–term notes. At December 31, 2012, there was $2.8 billion of parent company debt scheduled to mature in 2013. Future debt maturities may be met through medium-term note and capital security issuances and dividends from subsidiaries, as well as from parent company cash and cash equivalents.

Federal banking laws regulate the amount of dividends that may be paid by banking subsidiaries without prior approval. The amount of dividends available to the parent company from its banking subsidiaries after meeting the regulatory capital requirements for well-capitalized banks was approximately $7.9 billion at December 31, 2012. For further information, see Note 22 of the Notes to Consolidated Financial Statements.

European Exposures Certain European countries have experienced severe credit deterioration. The Company does not hold sovereign debt of any European country, but may

TABLE 21 **Contractual Obligations**

At December 31, 2012 (Dollars in Millions)	Payments Due By Period				
	One Year or Less	Over One Through Three Years	Over Three Through Five Years	Over Five Years	Total
Contractual Obligations (a)					
Long-term debt (b)	$ 2,894	$ 7,217	$ 6,780	$ 8,625	$25,516
Operating leases	232	381	253	432	1,298
Purchase obligations	221	282	74	—	577
Benefit obligations (c)	23	42	43	122	230
Time deposits	29,393	10,077	3,305	8	42,783
Contractual interest payments (d)	1,300	1,220	724	1,291	4,535
Total	$34,063	$19,219	$11,179	$10,478	$74,939

(a) Unrecognized tax positions of $302 million at December 31, 2012, are excluded as the Company cannot make a reasonably reliable estimate of the period of cash settlement with the respective taxing authority.
(b) Includes obligations under capital leases.
(c) Amounts only include obligations related to the unfunded non-qualified pension plans.
(d) Includes accrued interest and future contractual interest obligations.

have indirect exposure to sovereign debt through its investments in, and transactions with, European banks. At December 31, 2012, the Company had investments in perpetual preferred stock issued by European banks with an amortized cost totaling $70 million and unrealized losses totaling $10 million, compared with an amortized cost totaling $169 million and unrealized losses totaling $48 million, at December 31, 2011. The Company also transacts with various European banks as counterparties to interest rate swaps and foreign currency transactions for its hedging and customer-related activities, however none of these banks are domiciled in the countries experiencing the most significant credit deterioration. These derivative transactions are subject to master netting and collateral support agreements which significantly limit the Company's exposure to loss as they generally require daily posting of collateral. At December 31, 2012, the Company was in a net payable position to each of these European banks.

The Company has not bought or sold credit protection on the debt of any European country or any company domiciled in Europe, nor does it provide retail lending services in Europe. While the Company does not offer commercial lending services in Europe, it does provide financing to domestic multinational corporations that generate revenue from customers in European countries and provides a limited number of corporate credit cards to their European subsidiaries. While an economic downturn in Europe could have a negative impact on these customers' revenues, it is unlikely that any effect on the overall credit worthiness of these multinational corporations would be material to the Company.

The Company provides merchant processing and corporate trust services in Europe and through banking affiliations in Europe. Operating cash for these businesses are deposited on a short-term basis with certain European banks. However, exposure is mitigated by the Company placing deposits at multiple banks and managing the amounts on deposit at any bank based on institution-specific deposit limits. At December 31, 2012, the Company had an aggregate amount on deposit with European banks of approximately $358 million.

The money market funds managed by a subsidiary of the Company do not have any investments in European sovereign debt. Other than investments in banks in the countries of the Netherlands and Germany, those funds do not have any unsecured investments in banks domiciled in the Eurozone.

Off-Balance Sheet Arrangements Off-balance sheet arrangements include any contractual arrangement to which an unconsolidated entity is a party, under which the Company has an obligation to provide credit or liquidity enhancements or market risk support. Off-balance sheet arrangements also include any obligation under a variable interest held by an unconsolidated entity that provides financing, liquidity, credit enhancement or market risk support. The Company has not utilized private label asset securitizations as a source of funding.

Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses. Many of the Company's commitments to extend credit expire without being drawn, and therefore, total commitment amounts do not necessarily represent future liquidity requirements or the Company's exposure to credit loss. Commitments to extend credit also include consumer credit lines that are cancelable upon notification to the consumer. Total contractual amounts of commitments to extend credit at December 31, 2012 were $209.7 billion. The Company also issues various types of letters of credit, including standby and commercial. Total contractual amounts of letters of credit at December 31, 2012 were $18.8 billion. For more information on the Company's commitments to extend credit and letters of credit, refer to Note 21 in the Notes to Consolidated Financial Statements.

The Company's off-balance sheet arrangements with unconsolidated entities primarily consist of private investment funds or partnerships that make equity investments, provide debt financing or support community-based tax-advantaged investments. In addition to providing investment returns, these arrangements in many cases assist the Company in complying with requirements of the Community Reinvestment Act. The investments in these entities generate a return primarily through the realization of federal and state income tax credits. The entities in which the Company invests are generally considered variable interest entities. The Company's recorded investment in these entities as of December 31, 2012 was approximately $1.8 billion.

The Company also has non-controlling financial investments in private funds and partnerships considered variable interest entities. The Company's recorded investment in these entities was approximately $72 million at December 31, 2012 and the Company had unfunded commitments to invest an additional $16 million. For more information on the Company's interests in unconsolidated variable interest entities, refer to Note 7 in the Notes to Consolidated Financial Statements.

Guarantees are contingent commitments issued by the Company to customers or other third parties requiring the Company to perform if certain conditions exist or upon the occurrence or nonoccurrence of a specified event, such as a scheduled payment to be made under contract. The Company's primary guarantees include commitments from securities lending activities in which indemnifications are provided to customers; indemnification or buy-back provisions related to sales of loans and tax credit investments; merchant charge-back guarantees through the Company's involvement in providing merchant processing services; and minimum revenue guarantee arrangements. For certain guarantees, the Company may have access to collateral to support the guarantee, or through the exercise of other recourse provisions, be able to offset some or all of any payments made under these guarantees.

The Company and certain of its subsidiaries, along with other Visa U.S.A. Inc. member banks, have a contingent guarantee obligation to indemnify Visa Inc. for potential losses arising from antitrust lawsuits challenging the practices of Visa U.S.A. Inc., MasterCard International, the Company and several other Visa U.S.A. Inc. member banks. The indemnification by the Company and other Visa U.S.A. Inc. member banks has no maximum amount. Refer to Note 21 in the Notes to Consolidated Financial Statements for further details regarding guarantees, other commitments, and contingent liabilities, including maximum potential future payments and current carrying amounts.

Capital Management The Company is committed to managing capital to maintain strong protection for depositors and creditors and for maximum shareholder benefit. The Company continually assesses its business risks and capital position. The Company also manages its capital to exceed regulatory capital requirements for well-capitalized bank holding companies. These requirements follow the Capital Accord of the Basel Committee on Banking Supervision ("Basel I"). To achieve its capital goals, the Company employs a variety of capital management tools, including dividends, common share repurchases, and the issuance of subordinated debt, non-cumulative perpetual preferred stock, common stock and other capital instruments.

On March 13, 2012, the Company increased its dividend rate per common share by 56 percent, from $.125 per quarter to $.195 per quarter.

The Company repurchased approximately 59 million shares of its common stock in 2012, compared with approximately 22 million shares in 2011. The average price paid for the shares repurchased in 2012 was $31.78 per share, compared with $24.71 per share in 2011. As of December 31, 2012, the Company had approximately 54 million shares that may yet be purchased under the current Board of Directors approved authorization. For a more complete analysis of activities impacting shareholders' equity and capital management programs, refer to Note 14 of the Notes to Consolidated Financial Statements.

Total U.S. Bancorp shareholders' equity was $39.0 billion at December 31, 2012, compared with $34.0 billion at December 31, 2011. The increase was primarily the result of corporate earnings and the issuance of $2.2 billion of non-cumulative perpetual preferred stock to replace certain junior subordinated debentures, due to proposed rule changes for securities that qualify as Tier 1 capital, partially offset by dividends and common share repurchases.

Banking regulators define minimum capital requirements for banks and financial services holding companies. These requirements are expressed in the form of a minimum Tier 1 capital ratio, total risk-based capital ratio, and Tier 1 leverage ratio. The minimum required level for these ratios is 4.0 percent, 8.0 percent, and 4.0 percent, respectively. The Company targets its regulatory capital levels, at both the bank and bank holding company level, to exceed the "well-capitalized" threshold for these ratios of 6.0 percent, 10.0 percent, and 5.0 percent, respectively. The most recent notification from the Office of the Comptroller of the Currency categorized each of the Company's banks as "well-capitalized", under the FDIC Improvement Act prompt corrective action provisions that are applicable to all banks. There are no conditions or events since that notification that management believes have changed the risk-based category of any covered subsidiary banks.

As an approved mortgage seller and servicer, U.S. Bank National Association, through its mortgage banking division, is required to maintain various levels of shareholders' equity, as specified by various agencies, including the United States Department of Housing and Urban Development, Government National Mortgage Association, Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. At December 31, 2012, U.S. Bank National Association met these requirements.

Table 22 provides a summary of regulatory capital ratios defined by banking regulators under the FDIC Improvement Act prompt corrective action provisions applicable to all banks, as of December 31, 2012 and 2011, including Tier 1 and total risk-based capital ratios. In 2010, the Basel Committee on Banking Supervision issued Basel III, a global regulatory framework, proposed to enhance international capital standards. In June 2012, U.S. banking regulators proposed regulatory enhancements to the regulatory capital requirements for U.S. banks, which implement aspects of Basel III and the Dodd-Frank Act, such as redefining the regulatory capital elements and minimum capital ratios, introducing regulatory capital buffers above those minimums, revising the rules for calculating risk-weighted assets and introducing a new Tier 1 common equity ratio. The Company continues to evaluate these proposals, but does not expect their impact to be material to the financial statements.
The Company believes certain capital ratios in addition to regulatory capital ratios defined by banking regulators under the FDIC Improvement Act prompt corrective action provisions are useful in evaluating its capital adequacy. The Company's Tier 1 common equity (using Basel I definition) and tangible common equity, as a percent of risk-weighted assets, were 9.0 percent and 8.6 percent, respectively, at December 31, 2012, compared with 8.6 percent and 8.1 percent, respectively, at December 31, 2011. The Company's tangible common equity divided by tangible assets was 7.2 percent at December 31, 2012, compared with 6.6 percent at December 31, 2011. Additionally, the Company's approximate Tier 1 common equity to risk-weighted assets ratio using proposed rules for the Basel III standardized approach released June 2012, was 8.1 percent at December 31, 2012. Refer to "Non-GAAP Financial Measures" for further information regarding the calculation of these ratios.

Fourth Quarter Summary

The Company reported net income attributable to U.S. Bancorp of $1.4 billion for the fourth quarter of 2012, or $.72 per diluted common share, compared with $1.4 billion, or $.69 per diluted common share, for the fourth quarter of 2011. Return on average assets and return on average common equity were 1.62 percent and 15.6 percent, respectively, for the fourth quarter of 2012, compared with returns of 1.62 percent and 16.8 percent, respectively, for the fourth quarter of 2011. Included in the fourth quarter 2012 results were the $80 million expense accrual for a mortgage foreclosure-related regulatory settlement and a provision for credit losses less than net charge-offs by $25 million. Included in the fourth quarter 2011 results were the $263 million

TABLE 22 Regulatory Capital Ratios

At December 31 (Dollars in Millions)	2012	2011
U.S. Bancorp		
Tier 1 capital	$31,203	$29,173
As a percent of risk-weighted assets	10.8%	10.8%
As a percent of adjusted quarterly average assets (leverage ratio)	9.2%	9.1%
Total risk-based capital	$37,780	$36,067
As a percent of risk-weighted assets	13.1%	13.3%
Bank Subsidiaries		
U.S. Bank National Association		
Tier 1 capital	10.6%	9.6%
Total risk-based capital	12.7	12.5
Leverage	9.0	8.1
U.S. Bank National Association ND		
Tier 1 capital	15.8%	13.4%
Total risk-based capital	18.8	16.4
Leverage	14.7	12.9
Bank Regulatory Capital Requirements	Minimum	Well-Capitalized
Tier 1 capital	4.0%	6.0%
Total risk-based capital	8.0	10.0
Leverage	4.0	5.0

TABLE 23 Fourth Quarter Results

(Dollars and Shares in Millions, Except Per Share Data)	Three Months Ended December 31, 2012	2011
Condensed Income Statement		
Net interest income (taxable-equivalent basis) (a)	$2,783	$2,673
Noninterest income	2,326	2,440
Securities gains (losses), net	3	(9)
Total net revenue	5,112	5,104
Noninterest expense	2,686	2,696
Provision for credit losses	443	497
Income before taxes	1,983	1,911
Taxable-equivalent adjustment	56	56
Applicable income taxes	552	527
Net income	1,375	1,328
Net (income) loss attributable to noncontrolling interests	45	22
Net income attributable to U.S. Bancorp	$1,420	$1,350
Net income applicable to U.S. Bancorp common shareholders	$1,349	$1,314
Per Common Share		
Earnings per share	$ .72	$ .69
Diluted earnings per share	$ .72	$ .69
Dividends declared per share	$ .195	$ .125
Average common shares outstanding	1,872	1,904
Average diluted common shares outstanding	1,880	1,911
Financial Ratios		
Return on average assets	1.62%	1.62%
Return on average common equity	15.6	16.8
Net interest margin (taxable-equivalent basis) (a)	3.55	3.60
Efficiency ratio	52.6	52.7

(a) Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.

merchant settlement gain, the $130 million expense accrual related to mortgage servicing matters and a provision for credit losses less than net charge-offs by $125 million.

Total net revenue, on a taxable-equivalent basis for the fourth quarter of 2012, was $8 million (.2 percent) higher than the fourth quarter of 2011, reflecting a 4.1 percent increase in net interest income, largely offset by a 4.2 percent decrease in noninterest income. The increase in net interest income from 2011 was the result of higher average earning assets, continued growth in lower cost core deposit funding and the positive impact from long-term debt repricing. Noninterest income decreased from a year ago, primarily due to the $263 million merchant settlement gain recorded in the fourth quarter of 2011, partially offset by higher mortgage banking revenue.

Noninterest expense in the fourth quarter of 2012 was $2.7 billion, or $10 million (.4 percent) lower than the fourth quarter of 2011. The decrease reflected the accrual for mortgage servicing matters recorded in the fourth quarter of 2011, partially offset by the fourth quarter of 2012 mortgage foreclosure-related regulatory settlement accrual, as well as higher mortgage servicing review-related professional services costs.

Fourth quarter 2012 net interest income, on a taxable-equivalent basis, was $2.8 billion, compared with $2.7 billion in the fourth quarter of 2011. The $110 million (4.1 percent) increase was principally the result of growth in average earning assets and lower cost core deposit funding, as well as the positive impact from long-term debt repricing. Average earning assets for the fourth quarter of 2012 increased over the fourth quarter of 2011 by $17.1 billion (5.8 percent), driven by increases of $13.2 billion (6.4 percent) in loans and $4.1 billion (5.9 percent) in investment securities. The net interest margin in the fourth quarter of 2012 was 3.55 percent, compared with 3.60 percent in the fourth quarter of 2011, reflecting higher average balances in lower-yielding investment securities and lower loan rates, partially offset by lower rates on deposits and long-term debt and a reduction in cash balances held at the Federal Reserve.

Noninterest income in the fourth quarter of 2012 was $2.3 billion, compared with $2.4 billion in the same period of 2011, a decrease of $102 million (4.2 percent). The decrease was principally driven by a decline in other income due to the merchant settlement gain and a gain related to the Company's investment in Visa Inc., both recorded in the fourth quarter of 2011. In addition, merchant processing services revenue was

$24 million (6.3 percent) lower due to lower rates and the reversal in the fourth quarter of 2011 of an accrual for a terminated revenue sharing agreement, partially offset by higher volumes. ATM processing services revenue decreased $28 million (25.2 percent), due to excluding surcharge fees the Company passes through to others from revenue beginning in the first quarter of 2012, rather than reporting those amounts in occupancy expense as in previous periods. Offsetting these negative variances was an $11 million (4.8 percent) increase in credit and debit card revenue, principally driven by higher volumes, partially offset by the impact of the inclusion of credit card balance transfer fees in interest income beginning in the first quarter of 2012. Corporate payment products revenue was $7 million (4.1 percent) higher due to an increase in volume and higher rates. Trust and investment management fees increased $31 million (12.7 percent) due to improved market conditions and business expansion. Commercial products revenue was $6 million (2.7 percent) higher, principally driven by an increase in high-grade bond underwriting fees and commercial leasing revenue, partially offset by lower syndication fees. Mortgage banking revenue increased $173 million (57.1 percent) over the fourth quarter of 2011 principally due to higher origination and sales revenue, as well as an increase in loan servicing revenue. Investment products fees and commissions increased $8 million (25.8 percent) due to higher sales volumes. In addition, there was a $12 million favorable change in net securities gains (losses).

Noninterest expense in the fourth quarter of 2012 was $2.7 billion, or $10 million (.4 percent) lower than the fourth quarter of 2011. The decrease was primarily due to a reduction in other expense, partially offset by higher compensation expense, employee benefits expense and professional services expense. Other expense decreased $88 million (14.7 percent) as the $130 million mortgage servicing-related expense accrual recorded in the fourth quarter of 2011, lower FDIC insurance expense and lower other real estate owned costs, were partially offset by the $80 million fourth quarter of 2012 accrual for a mortgage foreclosure-related regulatory settlement. Net occupancy and equipment expense decreased $15 million (6.0 percent), principally reflecting the change in presentation of ATM surcharge revenue passed through to others. In addition, marketing and business development expense was $9 million (8.0 percent) lower than the prior year, reflecting the timing of charitable contributions, and other intangibles expense was $8 million (10.8 percent) lower due to the reduction or completion of amortization of certain intangibles. These reductions were partially offset by increased compensation and employee benefits expenses of $26 million (2.5 percent) and $29 million (14.4 percent), respectively. Compensation expense increased primarily as a result of growth in staffing for business initiatives and mortgage servicing-related activities, in addition to higher commissions and merit increases. Employee benefits expense increased principally due to higher pension and medical insurance costs and staffing levels. Professional services expense was $35 million (26.7 percent) higher due to mortgage servicing review-related projects. Technology and communications expense was $19 million (9.7 percent) higher due to business expansion and technology projects.

The provision for credit losses for the fourth quarter of 2012 was $443 million, a decrease of $54 million (10.9 percent) from the same period of 2011. Net charge-offs decreased $154 million (24.8 percent) in the fourth quarter of 2012, compared with the fourth quarter of 2011, principally due to improvement in the commercial, commercial real estate and credit card portfolios. The provision for credit losses was lower than net charge-offs by $25 million in the fourth quarter of 2012, compared with $125 million in the fourth quarter of 2011. Given the current economic conditions, the Company expects the level of net charge-offs to be relatively stable to down modestly in the first quarter of 2013. The Company expects total nonperforming assets to trend lower in the first quarter of 2013.

The provision for income taxes for the fourth quarter of 2012 resulted in an effective tax rate of 28.6 percent, compared with an effective tax rate of 28.4 percent in the fourth quarter of 2011. The increase in the effective rate for the fourth quarter of 2012, compared with the same period of the prior year, principally reflected the marginal impact of higher pretax earnings year-over-year.

Line of Business Financial Review

The Company's major lines of business are Wholesale Banking and Commercial Real Estate, Consumer and Small Business Banking, Wealth Management and Securities Services, Payment Services, and Treasury and Corporate Support. These operating segments are components of the Company about which financial information is prepared and is evaluated regularly by management in deciding how to allocate resources and assess performance.

Basis for Financial Presentation Business line results are derived from the Company's business unit profitability reporting systems by specifically attributing managed balance sheet assets, deposits and other liabilities and their related income or expense. Goodwill and other intangible assets are assigned to the lines of business based on the mix of business of the acquired entity. Within the Company, capital levels are evaluated and managed centrally; however, capital is allocated to the operating segments to support evaluation of business performance. Business lines are allocated capital on a risk-adjusted basis considering economic and regulatory capital requirements. Generally, the determination of the amount of

TABLE 24 **Line of Business Financial Performance**

Year Ended December 31 (Dollars in Millions)	Wholesale Banking and Commercial Real Estate 2012	2011	Percent Change	Consumer and Small Business Banking 2012	2011	Percent Change
Condensed Income Statement						
Net interest income (taxable-equivalent basis)	$ 2,099	$ 2,123	(1.1)%	$ 4,731	$ 4,599	2.9%
Noninterest income	1,224	1,222	.2	3,567	2,745	29.9
Securities gains (losses), net	–	–	–	–	–	–
Total net revenue	3,323	3,345	(.7)	8,298	7,344	13.0
Noninterest expense	1,266	1,254	1.0	4,986	4,651	7.2
Other intangibles	16	16	–	52	75	(30.7)
Total noninterest expense	1,282	1,270	.9	5,038	4,726	6.6
Income before provision and income taxes	2,041	2,075	(1.6)	3,260	2,618	24.5
Provision for credit losses	1	424	(99.8)	1,160	1,391	(16.6)
Income before income taxes	2,040	1,651	23.6	2,100	1,227	71.1
Income taxes and taxable-equivalent adjustment	743	600	23.8	765	446	71.5
Net income	1,297	1,051	23.4	1,335	781	70.9
Net (income) loss attributable to noncontrolling interests	–	4	*	(1)	(1)	–
Net income attributable to U.S. Bancorp	$ 1,297	$ 1,055	22.9	$ 1,334	$ 780	71.0
Average Balance Sheet						
Commercial	$45,171	$37,396	20.8%	$ 8,218	$ 7,391	11.2%
Commercial real estate	19,658	19,293	1.9	16,135	15,539	3.8
Residential mortgages	59	67	(11.9)	39,826	33,248	19.8
Credit card	–	–	–	–	–	–
Other retail	7	5	40.0	45,596	45,760	(.4)
Total loans, excluding covered loans	64,895	56,761	14.3	109,775	101,938	7.7
Covered loans	914	1,493	(38.8)	7,523	8,405	(10.5)
Total loans	65,809	58,254	13.0	117,298	110,343	6.3
Goodwill	1,604	1,604	–	3,516	3,520	(.1)
Other intangible assets	36	52	(30.8)	1,787	2,043	(12.5)
Assets	71,698	64,088	11.9	134,372	124,399	8.0
Noninterest-bearing deposits	31,102	25,183	23.5	20,510	17,941	14.3
Interest checking	10,343	12,687	(18.5)	29,947	26,620	12.5
Savings products	9,362	9,371	(.1)	43,431	40,555	7.1
Time deposits	17,161	14,523	18.2	23,838	24,446	(2.5)
Total deposits	67,968	61,764	10.0	117,726	109,562	7.5
Total U.S. Bancorp shareholders' equity	6,440	5,582	15.4	11,279	9,433	19.6

* *Not meaningful*

capital allocated to each business line includes credit and operational capital allocations following a Basel II regulatory framework. Interest income and expense is determined based on the assets and liabilities managed by the business line. Because funding and asset liability management is a central function, funds transfer-pricing methodologies are utilized to allocate a cost of funds used or credit for funds provided to all business line assets and liabilities, respectively, using a matched funding concept. Also, each business unit is allocated the taxable-equivalent benefit of tax-exempt products. The residual effect on net interest income of asset/liability management activities is included in Treasury and Corporate Support. Noninterest income and expenses directly managed by each business line, including fees, service charges, salaries and benefits, and other direct revenues and costs are accounted for within each segment's financial results in a manner similar to the consolidated financial statements. Occupancy costs are allocated based on utilization of facilities by the lines of business. Generally, operating losses are charged to the line of business when the loss event is realized in a manner similar to a loan charge-off. Noninterest expenses incurred by centrally managed operations or business lines that directly support another business line's operations are charged to the applicable business line based on its utilization of those services, primarily measured by the volume of customer activities, number of employees or other relevant factors. These allocated expenses are reported as net shared services expense within noninterest expense. Certain activities that do not directly support the operations of the lines of business or for which the lines of business are not considered

Wealth Management and Securities Services			Payment Services			Treasury and Corporate Support			Consolidated Company		
2012	2011	Percent Change	2012	2011	Percent Change	2012	2011	Percent Change	2012	2011	Percent Change
$ 354	$ 355	(.3)%	$ 1,548	$ 1,354	14.3%	$ 2,237	$ 1,917	16.7%	$ 10,969	$10,348	6.0%
1,122	1,052	6.7	3,192	3,242	(1.5)	229	530	(56.8)	9,334	8,791	6.2
–	–	–	–	–	–	(15)	(31)	51.6	(15)	(31)	51.6
1,476	1,407	4.9	4,740	4,596	3.1	2,451	2,416	1.4	20,288	19,108	6.2
1,152	1,082	6.5	1,836	1,776	3.4	942	849	11.0	10,182	9,612	5.9
40	36	11.1	166	172	(3.5)	–	–	–	274	299	(8.4)
1,192	1,118	6.6	2,002	1,948	2.8	942	849	11.0	10,456	9,911	5.5
284	289	(1.7)	2,738	2,648	3.4	1,509	1,567	(3.7)	9,832	9,197	6.9
15	7	*	695	508	36.8	11	13	(15.4)	1,882	2,343	(19.7)
269	282	(4.6)	2,043	2,140	(4.5)	1,498	1,554	(3.6)	7,950	6,854	16.0
98	102	(3.9)	744	779	(4.5)	110	139	(20.9)	2,460	2,066	19.1
171	180	(5.0)	1,299	1,361	(4.6)	1,388	1,415	(1.9)	5,490	4,788	14.7
–	–	–	(38)	(40)	5.0	196	121	62.0	157	84	86.9
$ 171	$ 180	(5.0)	$ 1,261	$ 1,321	(4.5)	$ 1,584	$ 1,536	3.1	$ 5,647	$ 4,872	15.9
$ 1,347	$ 1,068	26.1%	$ 5,962	$ 5,640	5.7%	$ 132	$ 121	9.1%	$ 60,830	$51,616	17.9%
587	576	1.9	–	–	–	125	106	17.9	36,505	35,514	2.8
399	386	3.4	–	–	–	6	10	(40.0)	40,290	33,711	19.5
–	–	–	16,653	16,084	3.5	–	–	–	16,653	16,084	3.5
1,524	1,535	(.7)	810	898	(9.8)	1	1	–	47,938	48,199	(.5)
3,857	3,565	8.2	23,425	22,622	3.5	264	238	10.9	202,216	185,124	9.2
11	12	(8.3)	5	5	–	4,705	6,388	(26.3)	13,158	16,303	(19.3)
3,868	3,577	8.1	23,430	22,627	3.5	4,969	6,626	(25.0)	215,374	201,427	6.9
1,473	1,463	.7	2,360	2,362	(.1)	–	–	–	8,953	8,949	–
171	184	(7.1)	690	791	(12.8)	4	5	(20.0)	2,688	3,075	(12.6)
6,528	6,008	8.7	29,576	27,936	5.9	100,675	95,833	5.1	342,849	318,264	7.7
14,511	9,688	49.8	643	673	(4.5)	475	371	28.0	67,241	53,856	24.9
3,950	3,199	23.5	1,192	320	*	1	1	–	45,433	42,827	6.1
23,505	21,637	8.6	39	30	30.0	133	180	(26.1)	76,470	71,773	6.5
5,090	5,548	(8.3)	–	–	–	477	186	*	46,566	44,703	4.2
47,056	40,072	17.4	1,874	1,023	83.2	1,086	738	47.2	235,710	213,159	10.6
2,232	2,081	7.3	5,686	5,280	7.7	11,974	9,824	21.9	37,611	32,200	16.8

financially accountable in evaluating their performance are not charged to the lines of business. The income or expenses associated with these corporate activities is reported within the Treasury and Corporate Support line of business. Income taxes are assessed to each line of business at a standard tax rate with the residual tax expense or benefit to arrive at the consolidated effective tax rate included in Treasury and Corporate Support.

Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company's diverse customer base. During 2012, certain organization and methodology changes were made and, accordingly, 2011 results were restated and presented on a comparable basis.

Wholesale Banking and Commercial Real Estate Wholesale Banking and Commercial Real Estate offers lending, equipment finance and small-ticket leasing, depository services, treasury management, capital markets, international trade services and other financial services to middle market, large corporate, commercial real estate, financial institution and public sector clients. Wholesale Banking and Commercial Real Estate contributed $1.3 billion of the Company's net income in 2012, or an increase of $242 million (22.9 percent) compared with 2011. The increase was primarily driven by lower provision for credit losses, partially offset by lower total net revenue and higher noninterest expense.

Total net revenue decreased $22 million (.7 percent) in 2012, compared with 2011. Net interest income, on a taxable-equivalent basis, decreased $24 million (1.1 percent) in 2012, compared with 2011, driven by the net impact of lower rates on loans and the impact of lower rates on the margin benefit from deposits, partially offset by higher average loan and deposit balances. Noninterest income was essentially flat in 2012, compared with 2011.

Noninterest expense increased $12 million (.9 percent) in 2012, compared with 2011, primarily due to higher compensation and employee benefits expense, partially offset by lower costs related to other real estate owned. The provision for credit losses decreased $423 million (99.8 percent) in 2012, compared with 2011. The favorable change was primarily due to lower net charge-offs and a reduction in the reserve allocation. Nonperforming assets were $520 million at December 31, 2012, compared with $979 million at December 31, 2011. Nonperforming assets as a percentage of period-end loans were .75 percent at December 31, 2012, compared with 1.58 percent at December 31, 2011. Refer to the "Corporate Risk Profile" section for further information on factors impacting the credit quality of the loan portfolios.

Consumer and Small Business Banking Consumer and Small Business Banking delivers products and services through banking offices, telephone servicing and sales, on-line services, direct mail, ATM processing and over mobile devices, such as mobile phones and tablet computers. It encompasses community banking, metropolitan banking, in-store banking, small business banking, consumer lending, mortgage banking, workplace banking, student banking and 24-hour banking. Consumer and Small Business Banking contributed $1.3 billion of the Company's net income in 2012, or an increase of $554 million (71.0 percent), compared with 2011. The increase was due to higher total net revenue and lower provision for credit losses, partially offset by an increase in noninterest expense. Within Consumer and Small Business Banking, the retail banking division contributed $471 million of the total net income in 2012, or an increase of $104 million (28.3 percent) over the prior year. Mortgage banking contributed $863 million of the business line's net income in 2012, or an increase of $450 million over the prior year.

Total net revenue increased $954 million (13.0 percent) in 2012, compared with 2011. Net interest income, on a taxable-equivalent basis, increased $132 million (2.9 percent) in 2012, compared with 2011. The year-over-year increase in net interest income was primarily due to higher average loan and deposit balances, partially offset by lower loan rates and the impact of lower rates on the margin benefit from deposits. Noninterest income increased $822 million (29.9 percent) in 2012, compared with 2011, primarily the result of strong mortgage origination and sales revenue, as well as an increase in loan servicing revenue, partially offset by a decrease in ATM processing services revenue as a result of the change in presentation of the surcharge revenue passed through to others.

Noninterest expense increased $312 million (6.6 percent) in 2012, compared with 2011. The increase reflected the foreclosure-related regulatory settlement accrual and higher mortgage servicing review-related costs, higher compensation and employee benefits expense, and higher net shared services costs, partially offset by lower net occupancy and equipment expense due to the presentation change to ATM surcharge revenue passed through to others and lower FDIC assessments and other intangibles expense.

The provision for credit losses decreased $231 million (16.6 percent) in 2012, compared with 2011, due to lower net charge-offs and a reduction in the reserve allocation. As a percentage of average loans outstanding, net charge-offs decreased to .92 percent in 2012, compared with 1.19 percent in 2011. Nonperforming assets were $1.4 billion at December 31, 2012, unchanged from December 31, 2011. Nonperforming assets as a percentage of period-end loans were 1.16 percent at December 31, 2012, compared with 1.21 percent at December 31, 2011. Refer to the "Corporate Risk Profile" section for further information on factors impacting the credit quality of the loan portfolios.

Wealth Management and Securities Services Wealth Management and Securities Services provides private banking, financial advisory services, investment management, retail brokerage services, insurance, trust, custody and fund servicing through five businesses: Wealth Management, Corporate Trust Services, U.S. Bancorp Asset Management, Institutional Trust & Custody and Fund Services. Wealth Management and Securities Services contributed $171 million of the Company's net income in 2012, a decrease of $9 million (5.0 percent), compared with 2011. The decrease from the prior year was primarily due to higher noninterest expense, partially offset by higher noninterest income.

Total net revenue increased $69 million (4.9 percent) in 2012, compared with 2011. Noninterest income increased $70 million (6.7 percent) in 2012, compared with 2011, primarily due to the impact of improved market conditions, business expansion and an increase in investment product fees and commissions.

Noninterest expense increased $74 million (6.6 percent) in 2012, compared with 2011. The increase in noninterest expense was primarily due to higher compensation and employee benefits expense and an increase in net shared services costs.

Payment Services Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate and purchasing card services, consumer lines of credit and merchant processing. Payment Services contributed $1.3 billion of the Company's net income in 2012, or a decrease of $60 million (4.5 percent) compared with 2011. The decrease was primarily due to an increase in the provision for credit losses and higher noninterest expense, partially offset by an increase in total net revenue.

Total net revenue increased $144 million (3.1 percent) in 2012, compared with 2011. Net interest income, on a taxable-equivalent basis, increased $194 million (14.3 percent) in 2012, compared with 2011, primarily due to higher average loan balances and loan yields, including the credit card balance transfer fees presentation change. Noninterest income decreased $50 million (1.5 percent) in 2012, compared with 2011. Credit and debit card revenue decreased due to lower debit card interchange fees as a result of 2011 legislation, net of mitigation efforts, and the impact of the inclusion of credit card balance transfer fees in interest income beginning in the first quarter or 2012. These negative variances were partially offset by higher transaction volumes. The decrease in credit and debit card revenue was partially offset by higher merchant processing services revenue, primarily due to increased transaction volumes, and higher other revenue due to the impact of the gain on the credit card portfolio sale during 2012.

Noninterest expense increased $54 million (2.8 percent) in 2012, compared with 2011, due to higher compensation, professional services, outside data processing and net shared services expense. The provision for credit losses increased $187 million (36.8 percent) in 2012, compared with 2011, due to changes in the reserve allocation, partially offset by lower net charge-offs. In addition, the 2012 provision for credit losses reflected lower reserve releases than in 2011. As a percentage of average loans outstanding, net charge-offs were 3.44 percent in 2012, compared with 4.47 percent in 2011.

Treasury and Corporate Support Treasury and Corporate Support includes the Company's investment portfolios, most covered commercial and commercial real estate loans and related other real estate owned, funding, capital management, interest rate risk management, the net effect of transfer pricing related to average balances and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis. Treasury and Corporate Support recorded net income of $1.6 billion in 2012, compared with $1.5 billion in 2011.

Total net revenue increased $35 million (1.4 percent) in 2012, compared with 2011. Net interest income, on a taxable-equivalent basis, increased $320 million (16.7 percent) in 2012, compared with 2011, reflecting lower long-term funding rates, partially offset by lower rates on the investment securities portfolio. Noninterest income decreased $285 million (57.1 percent) in 2012, compared with 2011, primarily due to the 2011 merchant settlement gain, gain on the FCB acquisition and gains related to the Company's investment in Visa Inc., partially offset by higher commercial products revenue.

Noninterest expense increased $93 million (11.0 percent) in 2012, compared with 2011, primarily due to litigation and insurance-related matters, and increased compensation and employee benefits expense, partially offset by the accrual for mortgage servicing-related matters recorded in 2011.

Income taxes are assessed to each line of business at a managerial tax rate of 36.4 percent with the residual tax expense or benefit to arrive at the consolidated effective tax rate included in Treasury and Corporate Support.

Non-GAAP Financial Measures

In addition to capital ratios defined by banking regulators under the FDIC Improvement Act prompt corrective action provisions applicable to all banks, the Company considers various other measures when evaluating capital utilization and adequacy, including:

- Tangible common equity to tangible assets,
- Tangible common equity to risk-weighted assets using Basel I definition,
- Tier 1 common equity to risk-weighted assets using Basel I definition,
- Tier 1 common equity to risk-weighted assets using Basel III proposals published prior to June 2012, and
- Tier 1 common equity to risk-weighted assets approximated using proposed rules for the Basel III standardized approach released June 2012.

These measures are viewed by management as useful additional methods of reflecting the level of capital available to withstand unexpected market or economic conditions. Additionally, presentation of these measures allows investors, analysts and banking regulators to assess the Company's capital position relative to other financial services companies. These measures differ from capital ratios defined by current banking regulations principally in that the numerator excludes trust preferred securities and preferred stock, the nature and extent of which varies among different financial services companies. These measures are not defined in generally accepted accounting principles ("GAAP") or federal banking regulations. As a result, these measures disclosed by the Company may be considered non-GAAP financial measures.

There may be limits in the usefulness of these measures to investors. As a result, the Company encourages readers to consider the consolidated financial statements and other financial information contained in this report in their entirety, and not to rely on any single financial measure.

The following table shows the Company's calculation of these Non-GAAP financial measures:

At December 31 (Dollars in Millions)	2012	2011	2010	2009	2008
Total equity	$ 40,267	$ 34,971	$ 30,322	$ 26,661	$ 27,033
Preferred stock	(4,769)	(2,606)	(1,930)	(1,500)	(7,931)
Noncontrolling interests	(1,269)	(993)	(803)	(698)	(733)
Goodwill (net of deferred tax liability)	(8,351)	(8,239)	(8,337)	(8,482)	(8,153)
Intangible assets, other than mortgage servicing rights	(1,006)	(1,217)	(1,376)	(1,657)	(1,640)
Tangible common equity (a)	24,872	21,916	17,876	14,324	8,576
Tier 1 capital, determined in accordance with prescribed regulatory requirements using Basel I definition	31,203	29,173	25,947	22,610	24,426
Trust preferred securities	–	(2,675)	(3,949)	(4,524)	(4,024)
Preferred stock	(4,769)	(2,606)	(1,930)	(1,500)	(7,931)
Noncontrolling interests, less preferred stock not eligible for Tier 1 capital	(685)	(687)	(692)	(692)	(693)
Tier 1 common equity using Basel I definition (b)	25,749	23,205	19,376	15,894	11,778
Tangible common equity (as calculated above)		21,916	17,876		
Adjustments (1)		450	381		
Tier 1 common equity using Basel III proposals published prior to June 2012 (c)		22,366	18,257		
Tangible common equity (as calculated above)	24,872				
Adjustments (2)	126				
Tier 1 common equity approximated using proposed rules for the Basel III standardized approach released June 2012 (d)	24,998				
Total assets	353,855	340,122	307,786	281,176	265,912
Goodwill (net of deferred tax liability)	(8,351)	(8,239)	(8,337)	(8,482)	(8,153)
Intangible assets, other than mortgage servicing rights	(1,006)	(1,217)	(1,376)	(1,657)	(1,640)
Tangible assets (e)	344,498	330,666	298,073	271,037	256,119
Risk-weighted assets, determined in accordance with prescribed regulatory requirements using Basel I definition (f)	287,611	271,333	247,619	235,233	230,628
Risk-weighted assets using Basel III proposals published prior to June 2012 (g)		274,351	251,704		
Risk-weighted assets, determined in accordance with prescribed regulatory requirements using Basel I definition	287,611				
Adjustments (3)	21,233				
Risk-weighted assets approximated using proposed rules for the Basel III standardized approach released June 2012 (h)	308,844				
Ratios					
Tangible common equity to tangible assets (a)/(e)	7.2%	6.6%	6.0%	5.3%	3.3%
Tangible common equity to risk-weighted assets using Basel I definition (a)/(f)	8.6	8.1	7.2	6.1	3.7
Tier 1 common equity to risk-weighted assets using Basel I definition (b)/(f)	9.0	8.6	7.8	6.8	5.1
Tier 1 common equity to risk-weighted assets using Basel III proposals published prior to June 2012 (c)/(g)	–	8.2	7.3	–	–
Tier 1 common equity to risk-weighted assets approximated using proposed rules for the Basel III standardized approach released June 2012 (d)/(h)	8.1	–	–	–	–

(1) Principally net losses on cash flow hedges included in accumulated other comprehensive income.

(2) Includes net losses on cash flow hedges included in accumulated other comprehensive income, unrealized losses on securities transferred from available-for-sale to held-to-maturity included in accumulated other comprehensive income and disallowed mortgage servicing rights.

(3) Includes higher risk-weighting for residential mortgages, unfunded loan commitments, investment securities and mortgage servicing rights, and other adjustments.

Accounting Changes

To the extent the adoption of new accounting standards materially affects the Company's financial condition or results of operations, the impacts are discussed in the applicable section(s) of the Management's Discussion and Analysis and the Notes to Consolidated Financial Statements.

Critical Accounting Policies

The accounting and reporting policies of the Company comply with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. The Company's financial position and results of operations can be affected by these estimates and assumptions, which are integral to understanding the Company's financial statements. Critical accounting policies are those policies management believes are the most important to the portrayal of the Company's financial condition and results, and require management to make estimates that are difficult, subjective or complex. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical in the preparation of financial statements. These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information (including third-parties sources or available prices), and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under GAAP. Management has discussed the development and the selection of critical accounting policies with the Company's Audit Committee.

Significant accounting policies are discussed in Note 1 of the Notes to Consolidated Financial Statements. Those policies considered to be critical accounting policies are described below.

Allowance for Credit Losses The allowance for credit losses is established to provide for probable losses incurred in the Company's credit portfolio. The methods utilized to estimate the allowance for credit losses, key assumptions and quantitative and qualitative information considered by management in determining the appropriate allowance for credit losses are discussed in the "Credit Risk Management" section.

Management's evaluation of the appropriate allowance for credit losses is often the most critical of all the accounting estimates for a banking institution. It is an inherently subjective process impacted by many factors as discussed throughout the Management's Discussion and Analysis section of the Annual Report. Although risk management practices, methodologies and other tools are utilized to determine each element of the allowance, degrees of imprecision exist in these measurement tools due in part to subjective judgments involved and an inherent lagging of credit quality measurements relative to the stage of the business cycle. Even determining the stage of the business cycle is highly subjective. As discussed in the "Analysis and Determination of Allowance for Credit Losses" section, management considers the effect of imprecision and many other factors in determining the allowance for credit losses. If not considered, incurred losses in the portfolio related to imprecision and other subjective factors could have a dramatic adverse impact on the liquidity and financial viability of a bank.

Given the many subjective factors affecting the credit portfolio, changes in the allowance for credit losses may not directly coincide with changes in the risk ratings of the credit portfolio reflected in the risk rating process. This is in part due to the timing of the risk rating process in relation to changes in the business cycle, the exposure and mix of loans within risk rating categories, levels of nonperforming loans and the timing of charge-offs and recoveries. For example, the amount of loans within specific risk ratings may change, providing a leading indicator of improving credit quality, while nonperforming loans and net charge-offs continue at elevated levels. Also, inherent loss ratios, determined through migration analysis and historical loss performance over the estimated business cycle of a loan, may not change to the same degree as net charge-offs. Because risk ratings and inherent loss ratios primarily drive the allowance specifically allocated to commercial lending segment loans, the amount of the allowance might decline; however, the degree of change differs somewhat from the level of changes in nonperforming loans and net charge-offs. Also, management would maintain an appropriate allowance for credit losses by increasing the allowance during periods of economic uncertainty or changes in the business cycle.

Some factors considered in determining the appropriate allowance for credit losses are quantifiable while other factors require qualitative judgment. Management conducts an analysis with respect to the accuracy of risk ratings and the volatility of inherent losses, and utilizes this analysis along with qualitative factors, including uncertainty in the economy from changes in unemployment rates, the level of bankruptcies and concentration risks, including risks associated with the weakened housing market and highly leveraged enterprise-value credits, in determining the overall level of the allowance for credit losses. The Company's determination of the allowance for commercial lending segment loans is sensitive to the assigned credit risk ratings and inherent loss rates at December 31, 2012. In the event that 10 percent of period ending loan balances (including unfunded commitments) within each risk category of this segment of the loan portfolio experienced downgrades of two risk categories, the allowance for credit losses would increase by approximately $232 million at December 31, 2012. The Company believes the allowance for credit losses appropriately considers the imprecision in estimating credit losses based on credit risk ratings and inherent loss rates but actual losses may differ from those estimates. In the event that inherent loss or estimated loss rates for commercial lending segment loans increased by 10 percent, the allowance for credit losses would increase by approximately $143 million at December 31, 2012. The Company's determination of the allowance for consumer lending segment loans is sensitive to changes in estimated loss rates. In the event that estimated loss rates for this segment of the loan portfolio increased by 10 percent, the allowance for credit losses would increase by approximately $168 million at December 31, 2012. Because several quantitative and qualitative factors are considered in determining the allowance for credit losses, these sensitivity analyses do not necessarily reflect the nature and extent of future changes in the allowance for credit losses. They are intended to provide insights into the impact of adverse changes in risk rating and inherent losses and do not imply any expectation of future deterioration in the risk rating or loss rates. Given current processes employed by the Company, management believes the risk ratings and inherent loss rates currently assigned are appropriate. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions that could be significant to the Company's financial statements. Refer to the "Analysis and Determination of the Allowance for Credit Losses" section for further information.

Fair Value Estimates A portion of the Company's assets and liabilities are carried at fair value on the Consolidated Balance Sheet, with changes in fair value recorded either through earnings or other comprehensive income (loss) in accordance with applicable accounting principles generally accepted in the United States. These include all of the Company's available-for-sale securities, derivatives and other trading instruments, MSRs and most mortgage loans held for sale. The estimation of fair value also affects other loans held for sale, which are recorded at the lower-of-cost-or-fair value. The determination of fair value is important for certain other assets that are periodically evaluated for impairment using fair value estimates including goodwill and other intangible assets, impaired loans, other real estate owned and other repossessed assets.

Fair value is generally defined as the exit price at which an asset or liability could be exchanged in a current transaction between willing, unrelated parties, other than in a forced or liquidation sale. Fair value is based on quoted market prices in an active market, or if market prices are not available, is estimated using models employing techniques such as matrix pricing or discounting expected cash flows. The significant assumptions used in the models, which include assumptions for interest rates, discount rates, prepayments and credit losses, are independently verified against observable market data where possible. Where observable market data is not available, the estimate of fair value becomes more subjective and involves a high degree of judgment. In this circumstance, fair value is estimated based on management's judgment regarding the value that market participants would assign to the asset or liability. This valuation process takes into consideration factors such as market illiquidity. Imprecision in estimating these factors can impact the amount recorded on the balance sheet for a particular asset or liability with related impacts to earnings or other comprehensive income (loss).

When available, trading and available-for-sale securities are valued based on quoted market prices. However, certain securities are traded less actively and therefore, quoted market prices may not be available. The determination of fair value may require benchmarking to similar instruments or performing a discounted cash flow analysis using estimates of future cash flows and prepayment, interest and default rates. An example is non-agency residential mortgage-backed securities. For more information on investment securities, refer to Note 4 of the Notes to Consolidated Financial Statements.

As few derivative contracts are listed on an exchange, the majority of the Company's derivative positions are valued using valuation techniques that use readily observable market inputs. Certain derivatives, however, must be valued using techniques that include unobservable inputs. For these instruments, the significant assumptions must be estimated and therefore, are subject to judgment. Note 19 of the Notes to Consolidated Financial Statements provides a summary of the Company's derivative positions.

Refer to Note 20 of the Notes to Consolidated Financial Statements for additional information regarding estimations of fair value.

Purchased Loans and Related Indemnification Assets In accordance with applicable authoritative accounting guidance effective for the Company beginning January 1, 2009, all purchased loans and related indemnification assets arising from loss-sharing arrangements with the FDIC are recorded at fair value at date of purchase. The initial valuation of these loans and the related indemnification assets requires management to make subjective judgments concerning estimates about how the acquired loans will perform in the future using valuation methods including discounted cash flow analysis and independent third party appraisals. Factors that may significantly affect the initial valuation include, among others, market-based and industry data related to expected changes in interest rates, assumptions related to probability and severity of credit losses, estimated timing of credit losses including the foreclosure and liquidation of collateral, expected prepayment rates, required or anticipated loan modifications, unfunded loan commitments, the specific terms and provisions of any loss sharing agreements, and specific industry and market conditions that may impact discount rates and independent third party appraisals.

On an ongoing basis, the accounting for purchased loans and related indemnification assets follows applicable authoritative accounting guidance for purchased non-impaired loans and purchased impaired loans. Refer to Note 1 and Note 5 of the Notes to Consolidated Financial Statements for additional information. In addition, refer to the "Analysis and

Determination of the Allowance for Credit Losses" section for information on the determination of the required allowance for credit losses, if any, for these loans.

Mortgage Servicing Rights MSRs are capitalized as separate assets when loans are sold and servicing is retained, or may be purchased from others. MSRs are initially recorded at fair value and remeasured at each subsequent reporting date. Because MSRs do not trade in an active market with readily observable prices, the Company determines the fair value by estimating the present value of the asset's future cash flows utilizing market-based prepayment rates, discount rates, and other assumptions validated through comparison to trade information, industry surveys and independent third party valuations. Changes in the fair value of MSRs are recorded in earnings during the period in which they occur. Risks inherent in the MSRs' valuation include higher than expected prepayment rates and/or delayed receipt of cash flows. The Company may utilize derivatives, including interest rate swaps, forward commitments to buy TBAs, and futures and options contracts, to mitigate the valuation risk.

Goodwill and Other Intangibles The Company records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangibles, at fair value. Goodwill is not amortized but is subject, at a minimum, to annual tests for impairment. In certain situations, interim impairment tests may be required if events occur or circumstances change that would more likely than not reduce the fair value of a reporting segment below its carrying amount. Other intangible assets are amortized over their estimated useful lives using straight-line and accelerated methods and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount.

The initial recognition of goodwill and other intangible assets and subsequent impairment analysis require management to make subjective judgments concerning estimates of how the acquired assets will perform in the future using valuation methods including discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine over an extended timeframe. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures, technology, changes in discount rates and specific industry and market conditions. In determining the reasonableness of cash flow estimates, the Company reviews historical performance of the underlying assets or similar assets in an effort to assess and validate assumptions utilized in its estimates.

In assessing the fair value of reporting units, the Company considers the stage of the current business cycle and potential changes in market conditions in estimating the timing and extent of future cash flows. Also, management often utilizes other information to validate the reasonableness of its valuations, including public market comparables, and multiples of recent mergers and acquisitions of similar businesses. Valuation multiples may be based on revenue, price-to-earnings and tangible capital ratios of comparable public companies and business segments. These multiples may be adjusted to consider competitive differences, including size, operating leverage and other factors. The carrying amount of a reporting unit is determined based on the amount of equity required for the reporting unit's activities, considering the specific assets and liabilities of the reporting unit. The Company determines the amount of equity for each reporting unit on a risk-adjusted basis considering economic and regulatory capital requirements, and includes deductions and limitations related to certain types of assets including MSRs, purchased credit card relationship intangibles, and capital markets activity in the Company's Wholesale Banking and Commercial Real Estate segment. The Company does not assign corporate assets and liabilities to reporting units that do not relate to the operations of the reporting unit or are not considered in determining the fair value of the reporting unit. These assets and liabilities primarily relate to the Company's investment securities portfolio and other investments (including direct equity investments, bank-owned life insurance and tax-advantaged investments) and corporate debt and other funding liabilities. In the most recent goodwill impairment test, the portion of the Company's total equity allocated to the Treasury and Corporate Support operating segment included approximately $3 billion in excess of the economic and regulatory capital requirements of that segment.

The Company's annual assessment of potential goodwill impairment was completed during the second quarter of 2012. Based on the results of this assessment, no goodwill impairment was recognized. Because of current economic conditions the Company continues to monitor goodwill and other intangible assets for impairment indicators throughout the year.

Income Taxes The Company estimates income tax expense based on amounts expected to be owed to various tax jurisdictions. Currently, the Company files tax returns in approximately 235 federal, state and local domestic jurisdictions and 14 foreign jurisdictions. The estimated income tax expense is reported in the Consolidated Statement of Income. Accrued taxes represent the net estimated amount due to or to be received from taxing jurisdictions either currently or in the future and are reported in other assets or other liabilities on the Consolidated Balance Sheet. In estimating accrued taxes, the Company assesses the relative merits and risks of the appropriate tax treatment considering statutory, judicial and regulatory guidance in the context of the tax position. Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment given specific facts and circumstances. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions regarding the estimated amounts of accrued taxes.

Changes in the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations being conducted by various taxing authorities, and newly enacted statutory, judicial and regulatory guidance that impacts the relative merits and risks of tax positions. These changes, when they occur, affect accrued taxes and can be significant to the operating results of the Company. Refer to Note 18 of the Notes to Consolidated Financial Statements for additional information regarding income taxes.

Controls and Procedures

Under the supervision and with the participation of the Company's management, including its principal executive officer and principal financial officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based upon this evaluation, the principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective.

During the most recently completed fiscal quarter, there was no change made in the Company's internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The annual report of the Company's management on internal control over financial reporting is provided on page 71. The attestation report of Ernst & Young LLP, the Company's independent accountants, regarding the Company's internal control over financial reporting is provided on page 73.

Report of Management

Responsibility for the financial statements and other information presented throughout this Annual Report rests with the management of U.S. Bancorp. The Company believes the consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and present the substance of transactions based on the circumstances and management's best estimates and judgment.

In meeting its responsibilities for the reliability of the financial statements, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as defined by Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's system of internal control is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of publicly filed financial statements in accordance with accounting principles generally accepted in the United States.

To test compliance, the Company carries out an extensive audit program. This program includes a review for compliance with written policies and procedures and a comprehensive review of the adequacy and effectiveness of the system of internal control. Although control procedures are designed and tested, it must be recognized that there are limits inherent in all systems of internal control and, therefore, errors and irregularities may nevertheless occur. Also, estimates and judgments are required to assess and balance the relative cost and expected benefits of the controls. Projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Board of Directors of the Company has an Audit Committee composed of directors who are independent of U.S. Bancorp. The Audit Committee meets periodically with management, the internal auditors and the independent accountants to consider audit results and to discuss internal accounting control, auditing and financial reporting matters.

Management assessed the effectiveness of the Company's system of internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control-Integrated Framework. Based on our assessment and those criteria, management believes the Company designed and maintained effective internal control over financial reporting as of December 31, 2012.

The Company's independent accountants, Ernst & Young LLP, have been engaged to render an independent professional opinion on the financial statements and issue an attestation report on the Company's internal control over financial reporting. Their opinion on the financial statements appearing on page 72 and their attestation on internal control over financial reporting appearing on page 73 are based on procedures conducted in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

The Board of Directors and Shareholders of U.S. Bancorp:

We have audited the accompanying consolidated balance sheets of U.S. Bancorp as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of U.S. Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of U.S. Bancorp at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), U.S. Bancorp's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2013 expressed an unqualified opinion thereon.


Ernst + Young LLP

Minneapolis, Minnesota
February 22, 2013

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of U.S. Bancorp:

We have audited U.S. Bancorp's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). U.S. Bancorp's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on U.S. Bancorp's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, U.S. Bancorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of U.S. Bancorp as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated February 22, 2013 expressed an unqualified opinion thereon.


Ernst + Young LLP

Minneapolis, Minnesota
February 22, 2013

Consolidated Financial Statements and Notes Table of Contents

U.S. Bancorp
Consolidated Balance Sheet

At December 31 (Dollars in Millions)	2012	2011
Assets		
Cash and due from banks	$ 8,252	$ 13,962
Investment securities		
Held-to-maturity (fair value $34,952 and $19,216, respectively; including $1,482 and $155 pledged as collateral, respectively) (a)	34,389	18,877
Available-for-sale ($1,906 and $6,831 pledged as collateral, respectively) (a)	40,139	51,937
Loans held for sale (included $7,957 and $6,925 of mortgage loans carried at fair value, respectively)	7,976	7,156
Loans		
Commercial	66,223	56,648
Commercial real estate	36,953	35,851
Residential mortgages	44,018	37,082
Credit card	17,115	17,360
Other retail	47,712	48,107
Total loans, excluding covered loans	212,021	195,048
Covered loans	11,308	14,787
Total loans	223,329	209,835
Less allowance for loan losses	(4,424)	(4,753)
Net loans	218,905	205,082
Premises and equipment	2,670	2,657
Goodwill	9,143	8,927
Other intangible assets	2,706	2,736
Other assets	29,675	28,788
Total assets	$353,855	$340,122
Liabilities and Shareholders' Equity		
Deposits		
Noninterest-bearing	$ 74,172	$ 68,579
Interest-bearing	145,972	134,757
Time deposits greater than $100,000	29,039	27,549
Total deposits	249,183	230,885
Short-term borrowings	26,302	30,468
Long-term debt	25,516	31,953
Other liabilities	12,587	11,845
Total liabilities	313,588	305,151
Shareholders' equity		
Preferred stock	4,769	2,606
Common stock, par value $0.01 a share — authorized: 4,000,000,000 shares; issued: 2012 and 2011 — 2,125,725,742 shares	21	21
Capital surplus	8,201	8,238
Retained earnings	34,720	30,785
Less cost of common stock in treasury: 2012 — 256,294,227 shares; 2011 — 215,904,019 shares	(7,790)	(6,472)
Accumulated other comprehensive income (loss)	(923)	(1,200)
Total U.S. Bancorp shareholders' equity	38,998	33,978
Noncontrolling interests	1,269	993
Total equity	40,267	34,971
Total liabilities and equity	$353,855	$340,122

(a) Includes only collateral pledged by the Company where counterparties have the right to sell or pledge the collateral.

See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Income

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2012	2011	2010
Interest Income			
Loans	$10,558	$10,370	$10,145
Loans held for sale	282	200	246
Investment securities	1,792	1,820	1,601
Other interest income	251	249	166
Total interest income	12,883	12,639	12,158
Interest Expense			
Deposits	691	840	928
Short-term borrowings	442	531	548
Long-term debt	1,005	1,145	1,103
Total interest expense	2,138	2,516	2,579
Net interest income	10,745	10,123	9,579
Provision for credit losses	1,882	2,343	4,356
Net interest income after provision for credit losses	8,863	7,780	5,223
Noninterest Income			
Credit and debit card revenue	892	1,073	1,091
Corporate payment products revenue	744	734	710
Merchant processing services	1,395	1,355	1,253
ATM processing services	346	452	423
Trust and investment management fees	1,055	1,000	1,080
Deposit service charges	653	659	710
Treasury management fees	541	551	555
Commercial products revenue	878	841	771
Mortgage banking revenue	1,937	986	1,003
Investment products fees and commissions	150	129	111
Securities gains (losses), net			
Realized gains (losses), net	59	4	13
Total other-than-temporary impairment	(62)	(60)	(157)
Portion of other-than-temporary impairment recognized in other comprehensive income	(12)	25	66
Total securities gains (losses), net	(15)	(31)	(78)
Other	743	1,011	731
Total noninterest income	9,319	8,760	8,360
Noninterest Expense			
Compensation	4,320	4,041	3,779
Employee benefits	945	845	694
Net occupancy and equipment	917	999	919
Professional services	530	383	306
Marketing and business development	388	369	360
Technology and communications	821	758	744
Postage, printing and supplies	304	303	301
Other intangibles	274	299	367
Other	1,957	1,914	1,913
Total noninterest expense	10,456	9,911	9,383
Income before income taxes	7,726	6,629	4,200
Applicable income taxes	2,236	1,841	935
Net income	5,490	4,788	3,265
Net (income) loss attributable to noncontrolling interests	157	84	52
Net income attributable to U.S. Bancorp	$ 5,647	$ 4,872	$ 3,317
Net income applicable to U.S. Bancorp common shareholders	$ 5,383	$ 4,721	$ 3,332
Earnings per common share	$ 2.85	$ 2.47	$ 1.74
Diluted earnings per common share	$ 2.84	$ 2.46	$ 1.73
Dividends declared per common share	$ .78	$ .50	$ .20
Average common shares outstanding	1,887	1,914	1,912
Average diluted common shares outstanding	1,896	1,923	1,921

See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Comprehensive Income

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Net income	$5,490	$4,788	$3,265
Other Comprehensive Income (Loss)			
Changes in unrealized gains and losses on securities available-for-sale	715	920	278
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	12	(25)	(66)
Amortization of unrealized gains on securities transferred from available-for-sale to held-to-maturity	(51)	–	–
Changes in unrealized gains (losses) on derivative hedges	(74)	(343)	(383)
Foreign currency translation	14	(16)	24
Reclassification to earnings of realized gains and losses	376	363	365
Unrealized gains (losses) on retirement plans	(543)	(464)	(197)
Income taxes related to other comprehensive income	(172)	(166)	(5)
Total other comprehensive income (loss)	277	269	16
Comprehensive income	5,767	5,057	3,281
Comprehensive (income) loss attributable to noncontrolling interests	157	84	52
Comprehensive income attributable to U.S. Bancorp	$5,924	$5,141	$3,333

See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Shareholders' Equity

	U.S. Bancorp Shareholders									
(Dollars and Shares in Millions)	Common Shares Outstanding	Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total U.S. Bancorp Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance December 31, 2009	1,913	$1,500	$21	$8,319	$24,116	$(6,509)	$(1,484)	$25,963	$ 698	$26,661
Change in accounting principle					(72)		(1)	(73)	(16)	(89)
Net income (loss)					3,317			3,317	(52)	3,265
Other comprehensive income (loss)							16	16		16
Preferred stock dividends					(89)			(89)		(89)
Common stock dividends					(385)			(385)		(385)
Issuance of preferred stock		430		10	118			558		558
Issuance of common and treasury stock	9			(134)		263		129		129
Purchase of treasury stock	(1)					(16)		(16)		(16)
Distributions to noncontrolling interests								–	(76)	(76)
Net other changes in noncontrolling interests								–	249	249
Stock option and restricted stock grants				99				99		99
Balance December 31, 2010	1,921	$1,930	$21	$8,294	$27,005	$(6,262)	$(1,469)	$29,519	$ 803	$30,322
Change in accounting principle					(2)			(2)		(2)
Net income (loss)					4,872			4,872	(84)	4,788
Other comprehensive income (loss)							269	269		269
Preferred stock dividends					(129)			(129)		(129)
Common stock dividends					(961)			(961)		(961)
Issuance of preferred stock		676						676		676
Issuance of common and treasury stock	11			(147)		340		193		193
Purchase of treasury stock	(22)					(550)		(550)		(550)
Distributions to noncontrolling interests								–	(80)	(80)
Purchase of noncontrolling interests				(3)				(3)	(8)	(11)
Net other changes in noncontrolling interests								–	362	362
Stock option and restricted stock grants				94				94		94
Balance December 31, 2011	1,910	$2,606	$21	$8,238	$30,785	$(6,472)	$(1,200)	$33,978	$ 993	$34,971
Net income (loss)					5,647			5,647	(157)	5,490
Other comprehensive income (loss)							277	277		277
Preferred stock dividends					(238)			(238)		(238)
Common stock dividends					(1,474)			(1,474)		(1,474)
Issuance of preferred stock		2,163						2,163		2,163
Issuance of common and treasury stock	18			(119)		560		441		441
Purchase of treasury stock	(59)					(1,878)		(1,878)		(1,878)
Distributions to noncontrolling interests								–	(76)	(76)
Net other changes in noncontrolling interests								–	509	509
Stock option and restricted stock grants				82				82		82
Balance December 31, 2012	1,869	$4,769	$21	$8,201	$34,720	$(7,790)	$ (923)	$38,998	$1,269	$40,267

See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Operating Activities			
Net income attributable to U.S. Bancorp	$ 5,647	$ 4,872	$ 3,317
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for credit losses	1,882	2,343	4,356
Depreciation and amortization of premises and equipment	287	266	229
Amortization of intangibles	274	299	367
Provision for deferred income taxes	49	748	(370)
(Gain) loss on sale of loans held for sale	(2,889)	(860)	(1,289)
(Gain) loss on sale of securities and other assets	(242)	(25)	29
Loans originated for sale in the secondary market, net of repayments	(81,219)	(46,366)	(53,614)
Proceeds from sales of loans held for sale	82,302	48,094	50,721
Other, net	1,867	449	1,495
Net cash provided by operating activities	7,958	9,820	5,241
Investing Activities			
Proceeds from sales of available-for-sale investment securities	2,060	1,018	1,212
Proceeds from maturities of held-to-maturity investment securities	6,336	1,404	167
Proceeds from maturities of available-for-sale investment securities	15,374	12,713	16,068
Purchases of held-to-maturity investment securities	(10,247)	(18,500)	(1,010)
Purchases of available-for-sale investment securities	(16,605)	(13,229)	(24,025)
Net increase in loans outstanding	(15,158)	(13,418)	(6,322)
Proceeds from sales of loans	1,895	820	1,829
Purchases of loans	(2,741)	(3,078)	(4,278)
Acquisitions, net of cash acquired	94	636	923
Other, net	(1,261)	(1,070)	(936)
Net cash used in investing activities	(20,253)	(32,704)	(16,372)
Financing Activities			
Net increase in deposits	18,050	24,846	20,527
Net increase (decrease) in short-term borrowings	(4,167)	(2,205)	592
Proceeds from issuance of long-term debt	4,966	3,611	7,044
Principal payments or redemption of long-term debt	(11,415)	(3,300)	(8,394)
Fees paid on exchange of income trust securities for perpetual preferred stock	–	–	(4)
Proceeds from issuance of preferred stock	2,163	676	–
Proceeds from issuance of common stock	395	180	119
Repurchase of common stock	(1,856)	(514)	–
Cash dividends paid on preferred stock	(204)	(118)	(89)
Cash dividends paid on common stock	(1,347)	(817)	(383)
Net cash provided by financing activities	6,585	22,359	19,412
Change in cash and due from banks	(5,710)	(525)	8,281
Cash and due from banks at beginning of period	13,962	14,487	6,206
Cash and due from banks at end of period	$ 8,252	$ 13,962	$ 14,487
Supplemental Cash Flow Disclosures			
Cash paid for income taxes	$ 1,469	$ 495	$ 424
Cash paid for interest	2,218	2,563	2,631
Net noncash transfers to foreclosed property	564	702	1,384
Noncash transfer of investment securities available-for-sale to held-to-maturity	11,705	–	–
Acquisitions			
Assets (sold) acquired	$ 194	$ 1,761	$ (14)
Liabilities sold (assumed)	(260)	(2,100)	(907)
Net	$ (66)	$ (339)	$ (921)

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1 Significant Accounting Policies

U.S. Bancorp is a multi-state financial services holding company headquartered in Minneapolis, Minnesota. U.S. Bancorp and its subsidiaries (the "Company") provide a full range of financial services, including lending and depository services through banking offices principally in the Midwest and West regions of the United States. The Company also engages in credit card, merchant, and ATM processing, mortgage banking, insurance, trust and investment management, brokerage, and leasing activities principally in domestic markets.

Basis of Presentation The consolidated financial statements include the accounts of the Company and its subsidiaries and all variable interest entities ("VIEs") for which the Company has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and the obligation to absorb losses or right to receive benefits of the VIE that could potentially be significant to the VIE. Consolidation eliminates all significant intercompany accounts and transactions. Certain items in prior periods have been reclassified to conform to the current presentation.

Uses of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual experience could differ from those estimates.

Business Segments

Within the Company, financial performance is measured by major lines of business based on the products and services provided to customers through its distribution channels. The Company has five reportable operating segments:

Wholesale Banking and Commercial Real Estate Wholesale Banking and Commercial Real Estate offers lending, equipment finance and small-ticket leasing, depository services, treasury management, capital markets, international trade services and other financial services to middle market, large corporate, commercial real estate, financial institution and public sector clients.

Consumer and Small Business Banking Consumer and Small Business Banking delivers products and services through banking offices, telephone servicing and sales, on-line services, direct mail, ATM processing and over mobile devices, such as mobile phones and tablet computers. It encompasses community banking, metropolitan banking, in-store banking, small business banking, consumer lending, mortgage banking, workplace banking, student banking and 24-hour banking.

Wealth Management and Securities Services Wealth Management and Securities Services provides private banking, financial advisory services, investment management, retail brokerage services, insurance, trust, custody and fund servicing through five businesses: Wealth Management, Corporate Trust Services, U.S. Bancorp Asset Management, Institutional Trust & Custody and Fund Services.

Payment Services Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate and purchasing card services, consumer lines of credit and merchant processing.

Treasury and Corporate Support Treasury and Corporate Support includes the Company's investment portfolios, most covered commercial and commercial real estate loans and related other real estate owned ("OREO"), funding, capital management, interest rate risk management, the net effect of transfer pricing related to average balances and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis.

Segment Results Accounting policies for the lines of business are the same as those used in preparation of the consolidated financial statements with respect to activities specifically attributable to each business line. However, the preparation of business line results requires management to allocate funding costs and benefits, expenses and other financial elements to each line of business. For details of these methodologies and segment results, see "Basis for Financial Presentation" and Table 24 "Line of Business Financial Performance" included in Management's Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

Securities

Realized gains or losses on securities are determined on a trade date basis based on the specific amortized cost of the investments sold.

Trading Securities Debt and equity securities held for resale are classified as trading securities and are included in other assets and reported at fair value. Changes in fair value and realized gains or losses are reported in noninterest income.

Available-for-sale Securities These securities are not trading securities but may be sold before maturity in response to changes in the Company's interest rate risk profile, funding needs, demand for collateralized deposits by public entities or other reasons. Available-for-sale securities are carried at fair value with unrealized net gains or losses reported within other comprehensive income (loss) in shareholders' equity. Declines in fair value related to other-than-temporary impairment, if any, are reported in noninterest income.

Held-to-maturity Securities Debt securities for which the Company has the positive intent and ability to hold to maturity are reported at historical cost adjusted for amortization of premiums and accretion of discounts. Declines in fair value related to other-than-temporary impairment, if any, are reported in noninterest income.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at the amounts at which the securities were acquired or sold, plus accrued interest. The fair value of collateral received is continually monitored and additional collateral is obtained or requested to be returned to the Company as deemed appropriate.

Equity Investments in Operating Entities

Equity investments in public entities in which the Company's ownership is less than 20 percent are accounted for as available-for-sale securities and are carried at fair value. Similar investments in private entities are accounted for using the cost method. Investments in entities where the Company has a significant influence (generally between 20 percent and 50 percent ownership) but does not control the entity are accounted for using the equity method. Investments in limited partnerships and limited liability companies where the Company's ownership interest is greater than 5 percent are accounted for using the equity method. All equity investments are evaluated for impairment at least annually and more frequently if certain criteria are met.

Loans

The Company offers a broad array of lending products and categorizes its loan portfolio into three segments, which is the level at which it develops and documents a systematic methodology to determine the allowance for credit losses. The Company's three loan portfolio segments are commercial lending, consumer lending and covered loans. The Company further disaggregates its loan portfolio segments into various classes based on their underlying risk characteristics. The two classes within the commercial lending segment are commercial loans and commercial real estate loans. The three classes within consumer lending are residential mortgages, credit card loans and other retail loans. The covered loan segment consists of only one class.

The Company's accounting methods for loans differ depending on whether the loans are originated or purchased, and for purchased loans, whether the loans were acquired at a discount related to evidence of credit deterioration since date of origination.

Originated Loans Held for Investment Loans the Company originates as held for investment are reported at the principal amount outstanding, net of unearned income, net deferred loan fees or costs, and any direct principal charge-offs. Interest income is accrued on the unpaid principal balances as earned. Loan and commitment fees and certain direct loan origination costs are deferred and recognized over the life of the loan and/or commitment period as yield adjustments.

Purchased Loans All purchased loans (non-impaired and impaired) acquired after January 1, 2009 are initially measured at fair value as of the acquisition date in accordance with applicable authoritative accounting guidance. Credit discounts are included in the determination of fair value. An allowance for credit losses is not recorded at the acquisition date for loans purchased after January 1, 2009. In accordance with applicable authoritative accounting guidance, purchased non-impaired loans acquired in a business combination prior to January 1, 2009 were generally recorded at the predecessor's carrying value including an allowance for credit losses.

In determining the acquisition date fair value of purchased impaired loans, and in subsequent accounting, the Company generally aggregates purchased consumer loans and certain smaller balance commercial loans into pools of loans with common risk characteristics, while accounting for larger balance commercial loans individually. Expected cash flows at the purchase date in excess of the fair value of loans are recorded as interest income over the life of the loans if the timing and amount of the future cash flows is reasonably estimable. Subsequent to the purchase date, increases in cash flows over those expected at the purchase date are recognized as interest income prospectively. The present value of any decreases in expected cash flows, other than from decreases in variable interest rates, after the purchase date is recognized by recording an allowance for credit losses. Revolving loans, including lines of credit and credit cards loans, and leases are excluded from purchased impaired loans accounting.

For purchased loans acquired after January 1, 2009 that are not deemed impaired at acquisition, credit discounts representing the principal losses expected over the life of the loan are a component of the initial fair value. Subsequent to the purchase date, the methods utilized to estimate the required allowance for credit losses for these loans is similar to originated loans; however, the Company records a provision for credit losses only when the required allowance exceeds any remaining credit discounts. The remaining differences between the purchase price and the unpaid principal balance at the date of acquisition are recorded in interest income over the life of the loans.

Covered Assets Loans covered under loss sharing or similar credit protection agreements with the Federal Deposit Insurance Corporation ("FDIC") are reported in loans along with the related indemnification asset. Foreclosed real estate covered under similar agreements is recorded in other assets. In accordance with applicable authoritative accounting guidance effective for the Company beginning January 1, 2009, all purchased loans and related indemnification assets are recorded at fair value at date of purchase.

In October 2012, the Financial Accounting Standards Board issued accounting guidance, which the Company will adopt January 1, 2013, applicable to indemnification assets related to FDIC loss-sharing agreements. The guidance requires any reduction in expected cash flows from the FDIC resulting from increases in expected cash flows of the covered assets (when there are no previous valuation allowances to reverse) to be amortized over the shorter of the remaining contractual term of the indemnification agreements or the remaining life of the covered assets. Prior to the 2013 adoption of this guidance, the Company has amortized decreases in expected cash flows from the FDIC over the expected life of the covered assets. The Company does not expect adopting this guidance will materially affect its financial statements.

Commitments to Extend Credit Unfunded commitments for residential mortgage loans intended to be held for sale are considered derivatives and recorded on the balance sheet at fair value with changes in fair value recorded in income. All other unfunded loan commitments are not considered derivatives. For loans purchased after January 1, 2009, the fair value of the unfunded credit commitments is considered in the determination of the fair value of the loans recorded at the date of acquisition. Reserves for credit exposure on all other unfunded credit commitments are recorded in other liabilities.

Allowance for Credit Losses The allowance for credit losses reserves for probable and estimable losses incurred in the Company's loan and lease portfolio and includes certain amounts that do not represent loss exposure to the Company because those losses are recoverable under loss sharing agreements with the FDIC. The allowance for credit losses is increased through provisions charged to operating earnings and reduced by net charge-offs. Management evaluates the allowance each quarter to ensure it appropriately reserves for incurred losses.

The allowance recorded for loans in the commercial lending segment is based on reviews of individual credit relationships and considers the migration analysis of commercial lending segment loans and actual loss experience. The Company currently uses a 12-year period of historical losses in considering actual loss experience, because it believes that period best reflects the losses incurred in the portfolio. This timeframe and the results of the analysis are evaluated quarterly to determine if they are appropriate. The allowance recorded for impaired loans greater than $5 million in the commercial lending segment is based on an individual loan analysis utilizing expected cash flows discounted using the original effective interest rate, the observable market price, or the fair value of the collateral for collateral-dependent loans. The allowance recorded for all other commercial lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, bankruptcy experience, and historical losses, adjusted for current trends. The Company also considers the impacts of any loan modifications made to commercial lending segment loans and any subsequent payment defaults to its expectations of cash flows, principal balance, and current expectations about the borrower's ability to pay in determining the allowance for credit losses.

The allowance recorded for purchased impaired and Troubled Debt Restructuring ("TDR") loans in the consumer lending segment is determined on a homogenous pool basis utilizing expected cash flows discounted using the original effective interest rate of the pool. The allowance for collateral-dependent loans in the consumer lending segment is determined based on the fair value of the collateral. The allowance recorded for all other consumer lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, bankruptcy experience, delinquency status, refreshed loan-to-value ratios when possible, portfolio growth and historical losses, adjusted for current trends. The Company also considers any modifications made to consumer lending segment loans including the impacts of any subsequent payment defaults since modification in determining the allowance for credit losses, such as the borrower's ability to pay under the restructured terms, and the timing and amount of payments.

The allowance for the covered loan segment is evaluated each quarter in a manner similar to that described for non-covered loans and represents any decreases in expected cash flows of those loans after the acquisition date. The provision for credit losses for covered loans considers the indemnification provided by the FDIC.

In addition, subsequent payment defaults on loan modifications considered TDRs are considered in the underlying factors used in the determination of the appropriateness of the allowance for credit losses. For each loan segment, the Company estimates future loan charge-offs through a variety of analysis, trends and underlying assumptions. With respect to the commercial lending segment, TDRs may be collectively evaluated for impairment where observed performance history, including defaults, is a primary driver of the loss allocation. For commercial TDRs individually evaluated for impairment, attributes of the borrower are the primary factors in determining the allowance for credit losses. However, incorporation of loss history is factored into the allowance methodology applied to this category of loans. With respect to the consumer lending segment, performance of the portfolio, including defaults on TDRs, is considered when estimating future cash flows.

The Company's methodology for determining the appropriate allowance for credit losses for all the loan segments also considers the imprecision inherent in the methodologies used. As a result, in addition to the amounts determined under the methodologies described above, management also considers the potential impact of other qualitative factors which include, but are not limited to, economic factors; geographic and other concentration risks; delinquency and nonaccrual trends; current business conditions; changes in lending policy, underwriting standards, internal review and other relevant business practices; and the regulatory environment. The consideration of these items results in adjustments to allowance amounts included in the Company's allowance for credit losses for each of the above loan segments.

The Company also assesses the credit risk associated with off-balance sheet loan commitments, letters of credit, and derivatives. Credit risk associated with derivatives is reflected in the fair values recorded for those positions. The liability for off-balance sheet credit exposure related to loan commitments and other credit guarantees is included in other liabilities. Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments.

Credit Quality The quality of the Company's loan portfolios is assessed as a function of net credit losses, levels of nonperforming assets and delinquencies, and credit quality ratings as defined by the Company.

For all loan classes, loans are considered past due based on the number of days delinquent except for monthly amortizing loans which are classified delinquent based upon the number of contractually required payments not made (for example, two missed payments is considered 30 days delinquent).

Commercial lending segment loans are generally placed on nonaccrual status when the collection of principal and interest has become 90 days past due or is otherwise considered doubtful. When a loan is placed on nonaccrual status, unpaid accrued interest is reversed. Commercial lending segment loans are generally fully or partially charged down to the fair value of the collateral securing the loan, less costs to sell, when the loan is considered uncollectible.

Consumer lending segment loans are generally charged-off at a specific number of days or payments past due. Residential mortgages and other retail loans secured by 1-4 family properties are generally charged down to the fair value of the collateral securing the loan, less costs to sell, at 180 days past due, and placed on nonaccrual status in instances where a partial charge-off occurs unless the loan is well secured and in the process of collection. Loans and lines in a junior lien position secured by 1-4 family properties are placed on nonaccrual status at 120 days past due or when behind a first lien that has become 180 days or greater past due or placed on nonaccrual status. Any secured consumer lending segment loan whose borrower has had debt discharged through bankruptcy, for which the loan amount exceeds the fair value of the collateral, is charged down to the fair value of the related collateral and the remaining balance is placed on nonaccrual status. Credit card loans continue to accrue interest until the account is charged off. Credit cards are charged off at 180 days past due. Other retail loans not secured by 1-4 family properties are charged-off at 120 days past due; and revolving consumer lines are charged off at 180 days past due. Similar to credit cards, other retail loans are generally not placed on nonaccrual status because of the relative short period of time to charge-off. Certain retail customers having financial difficulties may have the terms of their credit card and other loan agreements modified to require only principal payments and, as such, are reported as nonaccrual.

For all loan classes, interest payments received on nonaccrual loans are generally recorded as a reduction to the loan carrying amount. Interest payments are generally recorded as reductions to a loan's carrying amount while a loan is on nonaccrual and are recognized as interest income upon payoff of the loan. Interest income may be recognized for interest payments if the remaining carrying amount of the loan is believed to be collectible. In certain circumstances, loans in any class may be restored to accrual status, such as when a loan has demonstrated sustained repayment performance or no amounts are past due and prospects for future payment are no longer in doubt; or the loan becomes well secured and is in the process of collection. Loans where there has been a partial charge-off may be returned to accrual status if all principal and interest (including amounts previously charged-off) is expected to be collected and the loan is current.

Covered loans not considered to be purchased impaired are evaluated for delinquency, nonaccrual status and charge-off consistent with the class of loan they would be included in had the loss share coverage not been in place. Generally, purchased impaired loans are considered accruing loans. However, the timing and amount of future cash flows for some loans is not reasonably estimable. Those loans are classified as nonaccrual loans and interest income is not recognized until the timing and amount of the future cash flows can be reasonably estimated.

The Company classifies its loan portfolios using internal credit quality ratings on a quarterly basis. These ratings include: pass, special mention and classified, and are an important part of the Company's overall credit risk management process and evaluation of the allowance for credit losses. Loans with a pass rating represent those not classified on the Company's rating scale for problem credits, as minimal credit risk has been identified. Special mention loans are those that have a potential weakness deserving management's close attention. Classified loans are those where a well-defined weakness has been identified that may put full collection of contractual cash flows at risk. It is possible that others, given the same information, may reach different reasonable conclusions regarding the credit quality rating classification of specific loans.

Troubled Debt Restructurings In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. Concessionary modifications are classified as TDRs unless the modification results in only an insignificant delay in payments to be received. The Company recognizes interest on TDRs if the borrower complies with the revised terms and conditions as agreed upon with the Company and has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles. To the extent a previous restructuring was insignificant, the Company considers the cumulative effect of past restructurings related to the receivable when determining whether a current restructuring is a TDR. Loans classified as TDRs are considered impaired loans for reporting and measurement purposes.

Many of the Company's TDRs are determined on a case-by-case basis in connection with ongoing loan collection processes. However, the Company has also implemented certain restructuring programs that may result in TDRs.

For the commercial lending segment, modifications generally result in the Company working with borrowers on a case-by-case basis. Commercial and commercial real estate modifications generally include extensions of the maturity date and may be accompanied by an increase or decrease to the interest rate, which may not be deemed a market rate of interest. In addition, the Company may work with the borrower in identifying other changes that mitigate loss to the Company, which may include additional collateral or guarantees to support the loan. To a lesser extent, the Company may waive contractual principal. The Company classifies these concessions as TDRs to the extent the Company determines that the borrower is experiencing financial difficulty.

Modifications for the consumer lending segment are generally part of programs the Company has initiated. The Company participates in the U.S. Department of Treasury Home Affordable Modification Program ("HAMP"). HAMP gives qualifying homeowners an opportunity to permanently modify residential mortgage loans and achieve more affordable monthly payments, with the U.S. Department of Treasury compensating the Company for a portion of the reduction in monthly amounts due from borrowers participating in this program. The Company also modifies residential mortgage loans under Federal Housing Administration, Department of Veterans Affairs, or other internal programs. Under these programs, the Company provides concessions to qualifying borrowers experiencing financial difficulties. The concessions may include adjustments to interest rates, conversion of adjustable rates to fixed rates, extension of maturity dates or deferrals of payments, capitalization of accrued interest and/or outstanding advances, or in limited situations, partial forgiveness of loan principal. In most instances, participation in residential mortgage loan restructuring programs requires the customer to complete a short-term trial period. A permanent loan modification is contingent on the customer successfully completing the trial period arrangement and the loan documents are not modified until that time. The Company reports loans in a trial period arrangement as TDRs.

Credit card and other retail loan modifications are generally part of two distinct restructuring programs. The Company offers workout programs providing customers experiencing financial difficulty with modifications whereby balances may be amortized up to 60 months, and generally include waiver of fees and reduced interest rates. The Company also provides modification programs to qualifying customers experiencing a temporary financial hardship in which reductions are made to monthly required minimum payments for up to 12 months. Balances related to these programs are generally frozen, however, accounts may be reopened upon successful exit of the program, in which account privileges may be restored.

In addition, the Company considers secured loans to consumer borrowers that have debt discharged through bankruptcy where the borrower has not reaffirmed the debt to be TDRs.

Modifications to loans in the covered segment are similar in nature to that described above for non-covered loans, and the evaluation and determination of TDR status is similar, except that acquired loans restructured after acquisition are not considered TDRs for purposes of the Company's accounting and disclosure if the loans evidenced credit deterioration as of the acquisition date and are accounted for in pools. Losses associated with the modification on covered loans, including the economic impact of interest rate reductions, are generally eligible for reimbursement under loss sharing agreements with the FDIC.

Impaired Loans For all loan classes, a loan is considered to be impaired when, based on current events or information, it is probable the Company will be unable to collect all amounts due per the contractual terms of the loan agreement. Impaired loans include all nonaccrual and TDR loans. For all loan classes, interest income on TDR loans is recognized under the modified terms and conditions if the borrower has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles. Interest income is generally not recognized on other impaired loans until the loan is paid off. However, interest income may be recognized for interest payments if the remaining carrying amount of the loan is believed to be collectible.

Factors used by the Company in determining whether all principal and interest payments due on commercial and commercial real estate loans will be collected and therefore whether those loans are impaired include, but are not limited to, the financial condition of the borrower, collateral and/or guarantees on the loan, and the borrower's estimated future ability to pay based on industry, geographic location and certain financial ratios. The evaluation of impairment on residential mortgages, credit card and other retail loans is primarily driven by delinquency status of individual loans or whether a loan has been modified. Individual covered loans, whose future losses are covered by loss sharing agreements with the FDIC that substantially reduce the risk of credit losses to the Company, are evaluated for impairment and accounted for in a manner consistent with the class of loan they would have been included in had the loss sharing coverage not been in place.

Leases The Company's lease portfolio consists of both direct financing and leveraged leases. The net investment in direct financing leases is the sum of all minimum lease payments and estimated residual values, less unearned income. Unearned income is recorded in interest income over the terms of the leases to produce a level yield.

The investment in leveraged leases is the sum of all lease payments, less nonrecourse debt payments, plus estimated residual values, less unearned income. Income from leveraged leases is recognized over the term of the leases based on the unrecovered equity investment.

Residual values on leased assets are reviewed regularly for other-than-temporary impairment. Residual valuations for retail automobile leases are based on independent assessments of expected used car sale prices at the end-of-term. Impairment tests are conducted based on these valuations considering the probability of the lessee returning the asset to the Company, re-marketing efforts, insurance coverage and ancillary fees and costs. Valuations for commercial leases are based upon external or internal management appraisals. When there is impairment of the Company's interest in the residual value of a leased asset, the carrying value is reduced to the estimated fair value with the writedown recognized in the current period.

Other Real Estate OREO is included in other assets, and is property acquired through foreclosure or other proceedings on defaulted loans. OREO includes properties vacated by the borrower and maintained by the Company, regardless of whether title in the property has transferred to the Company. OREO is initially recorded at fair value, less estimated selling costs. OREO is evaluated regularly and any decreases in value along with holding costs, such as taxes and insurance, are reported in noninterest expense.

Loans Held for Sale

Loans held for sale ("LHFS") represent mortgage loan originations intended to be sold in the secondary market and other loans that management has an active plan to sell. LHFS are carried at the lower-of-cost-or-fair value as determined on an aggregate basis by type of loan with the exception of loans for which the Company has elected fair value accounting, which are carried at fair value. The credit component of any writedowns upon the transfer of loans to LHFS is reflected in loan charge-offs.

Where an election is made to carry the LHFS at fair value, any further decreases or subsequent increases in fair value are recognized in noninterest income. Where an election is made to carry LHFS at lower-of-cost-or-fair value, any further decreases are recognized in noninterest income and increases in fair value are not recognized until the loans are sold. Fair value elections are made at the time of origination or purchase based on the Company's fair value election policy.

Derivative Financial Instruments

In the ordinary course of business, the Company enters into derivative transactions to manage its interest rate, prepayment, credit, price and foreign currency risk and to accommodate the business requirements of its customers. Derivative instruments are reported in other assets or other liabilities at fair value. Changes in a derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

All derivative instruments that qualify and are designated for hedge accounting are recorded at fair value and classified either as a hedge of the fair value of a recognized asset or liability ("fair value hedge"), a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability or a forecasted transaction ("cash flow hedge"), or a hedge of the volatility of an investment in foreign operations driven by changes in foreign currency exchange rates ("net investment hedge"). Changes in the fair value of a derivative that is highly effective and designated as a fair value hedge, and the offsetting changes in the fair value of the hedged item, are recorded in earnings. Effective changes in the fair value of a derivative designated as a cash flow hedge are recorded in other comprehensive income (loss) until cash flows of the hedged item are realized. Any change in fair value resulting from hedge ineffectiveness is immediately recorded in noninterest income. Effective changes in the fair value of net investment hedges are recorded in other comprehensive income (loss). The Company performs an assessment, both at the inception of a hedge and, at a minimum, on a quarterly basis thereafter, to determine whether derivatives designated as hedging instruments are highly effective in offsetting changes in the value of the hedged items.

If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in other comprehensive income (loss) is reported in earnings immediately, unless the forecasted transaction is at least reasonably possible of occuring, whereby the amounts within other comprehensive income (loss) remain.

Revenue Recognition

The Company recognizes revenue as it is earned based on contractual terms, as transactions occur, or as services are provided and collectability is reasonably assured. In certain circumstances, noninterest income is reported net of associated expenses that are directly related to variable volume-based sales or revenue sharing arrangements or when the Company acts on an agency basis for others. Certain specific policies include the following:

Credit and Debit Card Revenue and Corporate Payment Products Revenue Credit and debit card revenue includes interchange income from consumer credit and debit cards, annual fees, and other transaction and account management fees. Corporate payment products revenue primarily includes interchange income from corporate and purchasing card transactions processed through card association networks and merchant discount income from closed loop network transactions. Interchange income is a fee paid by a merchant bank to the card-issuing bank through the interchange network. Interchange fees are set by the credit card associations and are based on cardholder purchase volumes. Merchant discount income is a fee paid by a merchant to the Company through the closed loop network. Merchant discount fees are set by the Company directly with the merchant. The Company records interchange and merchant discount income as transactions occur. Transaction and account management fees are recognized as transactions occur or services are provided, except for annual fees, which are recognized over the applicable period. Volume-related payments to partners and credit card associations and expenses for rewards programs are also recorded within credit and debit card revenue and corporate payment products revenue. Payments to partners and expenses related to rewards programs are recorded when earned by the partner or customer.

Merchant Processing Services Merchant processing services revenue consists principally of transaction and account management fees charged to merchants for the electronic processing of transactions, net of interchange fees paid to the card-issuing bank, card association assessments, and revenue sharing amounts, and is recognized at the time the merchant's transactions are processed or other services are performed. The Company may enter into revenue sharing agreements with referral partners or in connection with purchases of merchant contracts from sellers. The revenue sharing amounts are determined primarily on sales volume processed or revenue generated for a particular group of merchants. Merchant processing revenue also includes revenues related to point-of-sale equipment recorded as sales when the equipment is shipped or as earned for equipment rentals.

Trust and Investment Management Fees Trust and investment management fees are recognized over the period in which services are performed and are based on a percentage of the fair value of the assets under management or administration, fixed based on account type, or transaction-based fees.

Commercial Products Revenue Commercial products revenue primarily includes revenue related to ancillary services provided to Wholesale Banking and Commercial Real Estate customers including standby letter of credit fees, non-yield related loan fees, capital markets related revenue and non-yield related leasing revenue. These fees are recognized as earned or as transactions occur and services are provided.

Mortgage Banking Revenue Mortgage banking revenue includes revenue derived from mortgages originated and subsequently sold, generally with servicing retained. The primary components include: gains and losses on mortgage sales; servicing revenue, including losses related to the repurchase of previously sold loans; changes in fair value for mortgage loans originated with the intent to sell and measured at fair value under the fair value option; changes in the fair value of mortgage servicing rights ("MSRs"); and the impact of risk management activities associated with the mortgage origination pipeline, funded loans and MSRs. Net interest income from mortgage loans is recorded in interest income. Refer to Other Significant Policies in Note 1, as well as Note 9 and Note 20 for a further discussion of MSRs.

Deposit Service Charges Service charges on deposit accounts are primarily monthly fees based on minimum balances or transaction-based fees. These fees are recognized as earned or as transactions occur and services are provided.

Other Significant Policies

Intangible Assets The price paid over the net fair value of acquired businesses ("goodwill") is not amortized. Other intangible assets are amortized over their estimated useful lives, using straight-line and accelerated methods. The recoverability of goodwill and other intangible assets is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the intangible asset based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the intangible asset.

Income Taxes Deferred taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting carrying amounts.

Mortgage Servicing Rights MSRs are capitalized as separate assets when loans are sold and servicing is retained or if they are purchased from others. MSRs are recorded at fair value. The Company determines the fair value by estimating the present value of the asset's future cash flows utilizing market-based prepayment rates, discount rates, and other assumptions validated through comparison to trade information, industry surveys and independent third party valuations. Changes in the fair value of MSRs are recorded in earnings during the period in which they occur.

Pensions For purposes of its pension plans, the Company utilizes its fiscal year-end as the measurement date. At the measurement date, plan assets are determined based on fair value, generally representing observable market prices or the net asset value provided by the plans' administrator. The actuarial cost method used to compute the pension liabilities and related expense is the projected unit credit method. The projected benefit obligation is principally determined based on the present value of projected benefit distributions at an assumed discount rate. The discount rate utilized is based on the investment yield of high quality corporate bonds available in the marketplace with maturities equal to projected cash flows of future benefit payments as of the measurement date. Periodic pension expense (or income) includes service costs, interest costs based on the assumed discount rate, the expected return on plan assets based on an actuarially derived market-related value and amortization of actuarial gains and losses. Pension accounting reflects the long-term nature of benefit obligations and the investment horizon of plan assets, and can have the effect of reducing earnings volatility related to short-term changes in interest rates and market valuations. Actuarial gains and losses include the impact of plan amendments and various unrecognized gains and losses which are deferred and amortized over the future service periods of active employees. The market-related value utilized to determine the expected return on plan assets is based on fair value adjusted for the difference between expected returns and actual performance of plan assets. The unrealized difference between actual experience and expected returns is included in expense over a period of approximately twelve years. The overfunded or underfunded status of the plans is recorded as an asset or liability on the Consolidated Balance Sheet, with changes in that status recognized through other comprehensive income (loss).

Premises and Equipment Premises and equipment are stated at cost less accumulated depreciation and depreciated primarily on a straight-line basis over the estimated life of the assets. Estimated useful lives range up to 40 years for newly constructed buildings and from 3 to 20 years for furniture and equipment.

Capitalized leases, less accumulated amortization, are included in premises and equipment. Capitalized lease obligations are included in long-term debt. Capitalized leases are amortized on a straight-line basis over the lease term and the amortization is included in depreciation expense.

Stock-Based Compensation The Company grants stock-based awards, including restricted stock, restricted stock units and options to purchase common stock of the Company. Stock option grants are for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. Restricted stock and restricted stock unit grants are awarded at no cost to the recipient. Stock-based compensation for awards is recognized in the Company's results of operations on a straight-line basis over the vesting period. The Company immediately recognizes compensation cost of awards to employees that meet retirement status, despite their continued active employment. The amortization of stock-based compensation reflects estimated forfeitures adjusted for actual forfeiture experience. As compensation expense is recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from exercise or release of restrictions. At the time stock-based awards are exercised, cancelled, expire, or restrictions are released, the Company may be required to recognize an adjustment to tax expense, depending on the market price of the Company's common stock at that time.

Per Share Calculations Earnings per common share is calculated by dividing net income applicable to U.S. Bancorp common shareholders by the weighted average number of common shares outstanding. Diluted earnings per common share is calculated by adjusting income and outstanding shares, assuming conversion of all potentially dilutive securities.

NOTE 2 Business Combinations and Divestitures

In January 2012, the Company acquired the banking operations of BankEast, a subsidiary of BankEast Corporation, from the FDIC. This transaction did not include a loss sharing agreement. The Company acquired approximately $261 million of assets and assumed approximately $252 million of deposits from the FDIC with this transaction.

In November 2012, the Company acquired the hedge fund administration servicing business of Alternative Investment Solutions, LLC. The Company recorded approximately $108 million of assets, including intangibles, and approximately $3 million of liabilities with this transaction.

In December 2012, the Company acquired FSV Payment Systems, Inc., a prepaid card program manager with a proprietary processing platform. The Company recorded approximately $243 million of assets, including intangibles, and approximately $28 million of liabilities with this transaction.

During 2011, the Company acquired the banking operations of First Community Bank of New Mexico ("FCB") from the FDIC. The FCB transaction did not include a loss sharing agreement. The Company acquired 38 branch locations and approximately $1.8 billion in assets, assumed approximately $2.1 billion in liabilities, and received approximately $412 million in cash from the FDIC. In addition, the Company recognized a $46 million gain on this transaction during 2011.

NOTE 3 Restrictions on Cash and Due from Banks

The Federal Reserve Bank requires bank subsidiaries to maintain minimum average reserve balances, either in the form of cash or reserve balances held with the Federal Reserve Bank. The amount of those required reserve balances was approximately $1.7 billion at December 31, 2012 and 2011. At December 31, 2012 and 2011, the Company held $.9 billion and $8.5 billion, respectively, of balances at the Federal Reserve Bank. These balances are included in cash and due from banks on the Consolidated Balance Sheet.

NOTE 4 Investment Securities

The amortized cost, other-than-temporary impairment recorded in other comprehensive income (loss), gross unrealized holding gains and losses, and fair value of held-to-maturity and available-for-sale investment securities at December 31 were as follows:

	2012					2011				
			Unrealized Losses					Unrealized Losses		
(Dollars in Millions)	Amortized Cost	Unrealized Gains	Other-than-Temporary (e)	Other (f)	Fair Value	Amortized Cost	Unrealized Gains	Other-than-Temporary (e)	Other (f)	Fair Value
Held-to-maturity (a)										
U.S. Treasury and agencies	$ 3,154	$ 27	$ –	$ –	$ 3,181	$ 2,560	$ 35	$ –	$ –	$ 2,595
Mortgage-backed securities										
Residential										
Agency	31,064	545	–	(6)	31,603	16,085	333	–	(3)	16,415
Non-agency non-prime (d)	1	–	–	–	1	2	–	–	–	2
Commercial non-agency	2	–	–	–	2	4	–	–	(2)	2
Asset-backed securities										
Collateralized debt obligations/ Collateralized loan obligations	7	15	–	–	22	52	13	–	(2)	63
Other	19	2	(3)	(1)	17	23	1	(6)	(1)	17
Obligations of state and political subdivisions	20	1	–	–	21	23	1	–	(1)	23
Obligations of foreign governments	7	–	–	–	7	7	–	–	–	7
Other debt securities	115	–	–	(17)	98	121	–	–	(29)	92
Total held-to-maturity	$34,389	$ 590	$ (3)	$ (24)	$34,952	$18,877	$ 383	$ (6)	$ (38)	$19,216
Available-for-sale (b)										
U.S. Treasury and agencies	$ 1,211	$ 16	$ –	$ (1)	$ 1,226	$ 1,045	$ 13	$ –	$ (1)	$ 1,057
Mortgage-backed securities										
Residential										
Agency	28,754	746	–	(5)	29,495	39,337	981	–	(4)	40,314
Non-agency										
Prime (c)	641	3	(16)	(4)	624	911	5	(63)	(50)	803
Non-prime (d)	372	4	(20)	(1)	355	1,047	9	(247)	(7)	802
Commercial										
Agency	185	8	–	–	193	133	7	–	–	140
Non-agency	–	–	–	–	–	42	2	–	(2)	42
Asset-backed securities										
Collateralized debt obligations/ Collateralized loan obligations	32	10	–	–	42	180	31	(3)	(2)	206
Other	579	14	–	(1)	592	694	16	(5)	(24)	681
Obligations of state and political subdivisions	6,059	396	–	–	6,455	6,394	167	–	(22)	6,539
Obligations of foreign governments	6	–	–	–	6	6	–	–	–	6
Corporate debt securities	814	2	–	(85)	731	1,000	1	–	(174)	827
Perpetual preferred securities	205	27	–	(14)	218	379	25	–	(86)	318
Other investments	182	20	–	–	202	188	15	–	(1)	202
Total available-for-sale	$39,040	$1,246	$(36)	$(111)	$40,139	$51,356	$1,272	$(318)	$(373)	$51,937

(a) Held-to-maturity investment securities are carried at historical cost or at fair value at the time of transfer from the available-for-sale to held-to-maturity category, adjusted for amortization of premiums and accretion of discounts and credit-related other-than-temporary impairment.

(b) Available-for-sale investment securities are carried at fair value with unrealized net gains or losses reported within accumulated other comprehensive income (loss) in shareholders' equity.

(c) Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads). When the Company determines the designation, prime securities typically have a weighted average credit score of 725 or higher and a loan-to-value of 80 percent or lower; however, other pool characteristics may result in designations that deviate from these credit score and loan-to-value thresholds.

(d) Includes all securities not meeting the conditions to be designated as prime.

(e) Represents impairment not related to credit for those investment securities that have been determined to be other-than-temporarily impaired.

(f) Represents unrealized losses on investment securities that have not been determined to be other-than-temporarily impaired.

During 2012, the Company transferred $11.7 billion of available-for-sale agency mortgage-backed investment securities to the held-to-maturity category, reflecting the Company's intent to hold those securities to maturity.

The weighted-average maturity of the available-for-sale investment securities was 4.1 years at December 31, 2012, compared with 5.2 years at December 31, 2011. The corresponding weighted-average yields were 2.93 percent and 3.19 percent, respectively. The weighted-average maturity of the held-to-maturity investment securities was 3.3 years at December 31, 2012, and 3.9 years at December 31, 2011. The corresponding weighted-average yields were 1.94 percent and 2.21 percent, respectively.

For amortized cost, fair value and yield by maturity date of held-to-maturity and available-for-sale investment securities outstanding at December 31, 2012, refer to Table 13 included in Management's Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

Investment securities with a fair value of $20.1 billion at December 31, 2012, and $20.7 billion at December 31, 2011, were pledged to secure public, private and trust deposits, repurchase agreements and for other purposes required by contractual obligation or law. Included in these amounts were securities where the Company and certain counterparties have agreements granting the counterparties the right to sell or pledge the securities. Investment securities delivered under these types of arrangements had a fair value of $3.4 billion at December 31, 2012, and $7.0 billion at December 31, 2011.

The following table provides information about the amount of interest income from taxable and non-taxable investment securities:

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Taxable	$1,515	$1,517	$1,292
Non-taxable	277	303	309
Total interest income from investment securities	$1,792	$1,820	$1,601

The following table provides information about the amount of gross gains and losses realized through the sales of available-for-sale investment securities:

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Realized gains	$158	$11	$21
Realized losses	(99)	(7)	(8)
Net realized gains (losses)	$ 59	$ 4	$13
Income tax (benefit) on net realized gains (losses)	$ 23	$ 2	$ 5

In 2007, the Company purchased certain structured investment securities ("SIVs") from certain money market funds managed by an affiliate of the Company. Subsequent to the initial purchase, the Company exchanged its interest in the SIVs for a pro-rata portion of the underlying investment securities according to the applicable restructuring agreements. The SIVs and the investment securities received are collectively referred to as "SIV-related securities". During 2012, the Company sold essentially all of the SIV-related securities.

Some of the SIV-related securities evidenced credit deterioration at the time of acquisition by the Company. All investment securities with evidence of credit deterioration at acquisition have been subsequently sold by the Company as of December 31, 2012. Changes in the accretable balance for these investment securities were as follows:

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Balance at beginning of period	$100	$139	$ 292
Additions (a)	–	–	66
Disposals	(90)	–	(219) (b)
Accretion	(11)	(17)	(29)
Other (c)	1	(22)	29
Balance at end of period	$ –	$100	$ 139

(a) Primarily resulted from the exchange of certain SIVs for the underlying investment securities.
(b) Primarily resulted from the sale of securities covered under loss sharing agreements with the FDIC and the exchange of certain SIVs for the underlying investment securities.
(c) Primarily represents changes in projected future cash flows related to variable rates on certain investment securities.

The Company conducts a regular assessment of its investment securities with unrealized losses to determine whether investment securities are other-than-temporarily impaired considering, among other factors, the nature of the investment securities, credit ratings or financial condition of the issuer, the extent and duration of the unrealized loss, expected cash flows of underlying collateral, market conditions and whether the Company intends to sell or it is more likely than not the Company will be required to sell the investment securities.

The following table summarizes other-than-temporary impairment by investment category:

Year Ended December 31 (Dollars in Millions)	2012 Losses Recorded in Earnings	2012 Other Gains (Losses) (c)	2012 Total	2011 Losses Recorded in Earnings	2011 Other Gains (Losses) (c)	2011 Total	2010 Losses Recorded in Earnings	2010 Other Gains (Losses) (c)	2010 Total
Held-to-maturity									
Other asset-backed securities	$ –	$ –	$ –	$ –	$ –	$ –	$ (2)	$ –	$ (2)
Total held-to-maturity	$ –	$ –	$ –	$ –	$ –	$ –	$ (2)	$ –	$ (2)
Available-for-sale									
Mortgage-backed securities									
Non-agency residential									
Prime (a)	$(12)	$ (9)	$(21)	$ (3)	$ (5)	$ (8)	$ (5)	$(10)	$ (15)
Non-prime (b)	(33)	21	(12)	(24)	(23)	(47)	(63)	(60)	(123)
Commercial non-agency	(1)	(1)	(2)	–	–	–	–	–	–
Asset-backed securities									
Collateralized debt obligations/ Collateralized loan obligations	–	–	–	–	–	–	(6)	(1)	(7)
Other	(1)	1	–	(4)	3	(1)	(13)	4	(9)
Obligations of state and political subdivisions	–	–	–	(4)	–	(4)	–	–	–
Perpetual preferred securities	(27)	–	(27)	–	–	–	(1)	–	(1)
Other debt securities	–	–	–	–	–	–	(1)	1	–
Total available-for-sale	$(74)	$12	$(62)	$(35)	$(25)	$(60)	$(89)	$(66)	$(155)

(a) Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(b) Includes all securities not meeting the conditions to be designated as prime.
(c) Losses represent the non-credit portion of other-than-temporary impairment recorded in other comprehensive income (loss) for investment securities determined to be other-than-temporarily impaired during the period. Gains represent recoveries in the fair value of securities that have or previously had non-credit other-than-temporary impairment.

The Company determined the other-than-temporary impairment recorded in earnings for debt securities not intended to be sold by estimating the future cash flows of each individual investment security, using market information where available, and discounting the cash flows at the original effective rate of the investment security. Other-than-temporary impairment recorded in other comprehensive income (loss) was measured as the difference between that discounted amount and the fair value of each investment security. For perpetual preferred securities determined to be other-than-temporarily impaired, the Company recorded a loss in earnings for the entire difference between the securities' fair value and their amortized cost.

The following table includes the ranges for principal assumptions used for those available-for-sale non-agency mortgage-backed securities determined to be other-than-temporarily impaired:

	Prime (a) Minimum	Prime (a) Maximum	Prime (a) Average	Non-Prime (b) Minimum	Non-Prime (b) Maximum	Non-Prime (b) Average
December 31, 2012						
Estimated lifetime prepayment rates	6%	22%	14%	3%	10%	6%
Lifetime probability of default rates	3	6	4	3	10	7
Lifetime loss severity rates	40	50	47	45	65	56
December 31, 2011						
Estimated lifetime prepayment rates	4%	15%	14%	2%	11%	6%
Lifetime probability of default rates	2	9	3	1	20	5
Lifetime loss severity rates	40	50	46	8	70	52

(a) Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(b) Includes all securities not meeting the conditions to be designated as prime.

Changes in the credit losses on debt securities (excludes perpetual preferred securities) are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Balance at beginning of period	$ 298	$358	$335
Additions to Credit Losses Due to Other-than-temporary Impairments			
Credit losses on securities not previously considered other-than-temporarily impaired	6	7	18
Decreases in expected cash flows on securities for which other-than-temporary impairment was previously recognized	41	28	72
Total other-than-temporary impairment on debt securities	47	35	90
Other Changes in Credit Losses			
Increases in expected cash flows	(15)	(21)	(26)
Realized losses (a)	(39)	(73)	(60)
Credit losses on security sales and securities expected to be sold	(157)	(1)	–
Other	–	–	19
Balance at end of period	$ 134	$298	$358

(a) *Primarily represents principal losses allocated to mortgage and asset-backed securities in the Company's portfolio under the terms of the securitization transaction documents.*

At December 31, 2012, certain investment securities had a fair value below amortized cost. The following table shows the gross unrealized losses and fair value of the Company's investment securities with unrealized losses, aggregated by investment category and length of time the individual investment securities have been in continuous unrealized loss positions, at December 31, 2012:

	Less Than 12 Months		12 Months or Greater		Total	
(Dollars in Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Held-to-maturity						
U.S. Treasury and agencies	$ 100	$ –	$ –	$ –	$ 100	$ –
Mortgage-backed securities						
Residential agency	1,015	(6)	–	–	1,015	(6)
Commercial non-agency	–	–	2	–	2	–
Other asset-backed securities	–	–	10	(4)	10	(4)
Corporate debt securities	–	–	97	(17)	97	(17)
Total held-to-maturity	$1,115	$(6)	$ 109	$ (21)	$1,224	$ (27)
Available-for-sale						
U.S. Treasury and agencies	$ 400	$(1)	$ –	$ –	$ 400	$ (1)
Mortgage-backed securities						
Residential						
Agency	3,316	(5)	173	–	3,489	(5)
Non-agency (a)						
Prime (b)	17	–	404	(20)	421	(20)
Non-prime (c)	–	–	284	(21)	284	(21)
Other asset-backed securities	–	–	2	(1)	2	(1)
Obligations of state and political subdivisions	48	–	12	–	60	–
Obligations of foreign governments	6	–	–	–	6	–
Corporate debt securities	5	–	586	(85)	591	(85)
Perpetual preferred securities	–	–	119	(14)	119	(14)
Other investments	2	–	3	–	5	–
Total available-for-sale	$3,794	$(6)	$1,583	$(141)	$5,377	$(147)

(a) *The Company has $41 million of unrealized losses on residential non-agency mortgage-backed securities. Credit-related other-than-temporary impairment on these securities may occur if there is further deterioration in the underlying collateral pool performance. Borrower defaults may increase if current economic conditions persist or worsen. Additionally, further deterioration in home prices may increase the severity of projected losses.*

(b) *Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).*

(c) *Includes all securities not meeting the conditions to be designated as prime.*

The Company does not consider these unrealized losses to be credit-related. These unrealized losses primarily relate to changes in interest rates and market spreads subsequent to purchase. A substantial portion of investment securities that have unrealized losses are either corporate debt or mortgage-backed securities issued with high investment grade credit ratings. In general, the issuers of the investment securities are contractually prohibited from prepayment at less than par, and the Company did not pay significant purchase premiums for these investment securities. At December 31, 2012, the Company had no plans to sell investment securities with unrealized losses, and believes it is more likely than not it would not be required to sell such investment securities before recovery of their amortized cost.

NOTE 5 Loans and Allowance for Credit Losses

The composition of the loan portfolio at December 31, disaggregated by class and underlying specific portfolio type, was as follows:

(Dollars in Millions)	2012	2011
Commercial		
Commercial	$ 60,742	$ 50,734
Lease financing	5,481	5,914
Total commercial	66,223	56,648
Commercial Real Estate		
Commercial mortgages	31,005	29,664
Construction and development	5,948	6,187
Total commercial real estate	36,953	35,851
Residential Mortgages		
Residential mortgages	32,648	28,669
Home equity loans, first liens	11,370	8,413
Total residential mortgages	44,018	37,082
Credit Card	17,115	17,360
Other Retail		
Retail leasing	5,419	5,118
Home equity and second mortgages	16,726	18,131
Revolving credit	3,332	3,344
Installment	5,463	5,348
Automobile	12,593	11,508
Student	4,179	4,658
Total other retail	47,712	48,107
Total loans, excluding covered loans	212,021	195,048
Covered Loans	11,308	14,787
Total loans	$223,329	$209,835

The Company had loans of $74.1 billion at December 31, 2012, and $67.0 billion at December 31, 2011, pledged at the Federal Home Loan Bank ("FHLB"), and loans of $48.6 billion at December 31, 2012, and $47.2 billion at December 31, 2011, pledged at the Federal Reserve Bank.

The majority of the Company's loans are to borrowers in the states in which it has Consumer and Small Business Banking offices. Collateral for commercial loans may include marketable securities, accounts receivable, inventory and equipment. For details of the Company's commercial portfolio by industry group and geography as of December 31, 2012 and 2011, see Table 7 included in Management's Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

For detail of the Company's commercial real estate portfolio by property type and geography as of December 31, 2012 and 2011, see Table 8 included in Management's Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements. Such loans are collateralized by the related property. The Company has an equity interest in a joint venture, that it accounts for under the equity method, whose principal activities are to lend to entities that develop land, and construct and sell residential homes. The Company provides a warehousing line to this joint venture. Warehousing advances to this joint venture are repaid when the sale of loans is completed or the real estate is permanently refinanced by others. At December 31, 2012 and 2011, the Company had $486 million and $716 million, respectively, of outstanding advances to this joint venture. These advances are included in commercial real estate loans.

Originated loans are reported at the principal amount outstanding, net of unearned interest and deferred fees and costs. Net unearned interest and deferred fees and costs amounted to $.8 billion at December 31, 2012, and $1.1 billion at December 31, 2011. All purchased loans and related indemnification assets are recorded at fair value at the date of purchase. The Company evaluates purchased loans for impairment at the date of purchase in accordance with applicable authoritative accounting guidance. Purchased loans with evidence of credit deterioration since origination for which it is probable that all contractually required payments will not be collected are considered "purchased impaired loans." All other purchased loans are considered "purchased nonimpaired loans."

On the acquisition date, the estimate of the contractually required payments receivable for all purchased impaired loans acquired in the 2012 acquisition of BankEast, a subsidiary of BankEast Corporation, from the FDIC was $63 million, the cash flows expected to be collected was $41 million including interest, and the estimated fair value of the loans was $28 million. These amounts were determined based upon the estimated remaining life of the underlying loans, which includes the effects of estimated prepayments. For the purchased nonimpaired loans acquired in the BankEast transaction, the estimate as of the acquisition date of the contractually required payments receivable was $135 million, the contractual cash flows not expected to be collected was $22 million, and the estimated fair value of the loans was $96 million. The BankEast transaction did not include a loss sharing agreement.

Changes in the accretable balance for all purchased impaired loans, including those acquired in the BankEast transaction, for the years ended December 31, were as follows:

(Dollars in Millions)	2012	2011	2010
Balance at beginning of period	$2,619	$2,890	$2,845
Purchases	13	100	–
Accretion	(437)	(451)	(421)
Disposals	(208)	(67)	(27)
Reclassifications (to)/from nonaccretable difference (a)	454	184	536
Other (b)	(732)	(37)	(43)
Balance at end of period	$1,709	$2,619	$2,890

(a) Primarily relates to changes in expected credit performance.
(b) Primarily relates to changes in variable rates, and in 2012 to a change in the Company's expectations regarding potential sale of modified covered loans at the end of the indemnification agreements which results in a reduction in the expected contractual interest payments included in the accretable balance for those loans that may be sold.

Allowance for Credit Losses The allowance for credit losses reserves for probable and estimable losses incurred in the Company's loan and lease portfolio and includes certain amounts that do not represent loss exposure to the Company because those losses are recoverable under loss sharing agreements with the FDIC.

Activity in the allowance for credit losses by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans, Excluding Covered Loans	Covered Loans	Total Loans
Balance at December 31, 2009	$1,208	$1,001	$672	$1,495	$ 871	$5,247	$ 17	$5,264
Add								
Provision for credit losses	723	1,135	694	1,100	681	4,333	23	4,356
Deduct								
Loans charged off	918	871	554	1,270	863	4,476	20	4,496
Less recoveries of loans charged off	(91)	(26)	(8)	(70)	(118)	(313)	(2)	(315)
Net loans charged off	827	845	546	1,200	745	4,163	18	4,181
Net change for credit losses to be reimbursed by the FDIC	–	–	–	–	–	–	92	92
Balance at December 31, 2010	$1,104	$1,291	$820	$1,395	$ 807	$5,417	$114	$5,531
Add								
Provision for credit losses	312	361	596	431	628	2,328	15	2,343
Deduct								
Loans charged off	516	543	502	922	733	3,216	13	3,229
Less recoveries of loans charged off	(110)	(45)	(13)	(88)	(129)	(385)	(1)	(386)
Net loans charged off	406	498	489	834	604	2,831	12	2,843
Net change for credit losses to be reimbursed by the FDIC	–	–	–	–	–	–	(17)	(17)
Balance at December 31, 2011	$1,010	$1,154	$927	$ 992	$ 831	$4,914	$100	$5,014
Add								
Provision for credit losses	316	(131)	446	571	558	1,760	122	1,882
Deduct								
Loans charged off	378	242	461	769	666	2,516	11	2,527
Less recoveries of loans charged off	(103)	(76)	(23)	(102)	(125)	(429)	(1)	(430)
Net loans charged off	275	166	438	667	541	2,087	10	2,097
Net change for credit losses to be reimbursed by the FDIC	–	–	–	–	–	–	(33)	(33)
Other changes	–	–	–	(33)	–	(33)	–	(33)
Balance at December 31, 2012	$1,051	$ 857	$935	$ 863	$ 848	$4,554	$179	$4,733

Additional detail of the allowance for credit losses by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans, Excluding Covered Loans	Covered Loans	Total Loans
Allowance Balance at December 31, 2012 Related to								
Loans individually evaluated for impairment (a)	$ 10	$ 30	$ –	$ –	$ –	$ 40	$ –	$ 40
TDRs collectively evaluated for impairment	28	29	446	153	97	753	1	754
Other loans collectively evaluated for impairment	1,013	791	489	710	751	3,754	17	3,771
Loans acquired with deteriorated credit quality	–	7	–	–	–	7	161	168
Total allowance for credit losses	$1,051	$ 857	$935	$863	$848	$4,554	$179	$4,733
Allowance Balance at December 31, 2011 Related to								
Loans individually evaluated for impairment (a)	$ 16	$ 61	$ 1	$ –	$ –	$ 78	$ 2	$ 80
TDRs collectively evaluated for impairment	40	33	490	219	57	839	–	839
Other loans collectively evaluated for impairment	954	1,057	436	773	774	3,994	22	4,016
Loans acquired with deteriorated credit quality	–	3	–	–	–	3	76	79
Total allowance for credit losses	$1,010	$1,154	$927	$992	$831	$4,914	$100	$5,014

(a) Represents the allowance for credit losses related to loans greater than $5 million classified as nonperforming or TDRs.

Additional detail of loan balances by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans, Excluding Covered Loans	Covered Loans (b)	Total Loans
December 31, 2012								
Loans individually evaluated for impairment (a)	$ 171	$ 510	$ –	$ –	$ –	$ 681	$ 48	$ 729
TDRs collectively evaluated for impairment	185	391	4,199	442	313	5,530	145	5,675
Other loans collectively evaluated for impairment	65,863	35,952	39,813	16,673	47,399	205,700	5,814	211,514
Loans acquired with deteriorated credit quality	4	100	6	–	–	110	5,301	5,411
Total loans	$66,223	$36,953	$44,018	$17,115	$47,712	$212,021	$11,308	$223,329
December 31, 2011								
Loans individually evaluated for impairment (a)	$ 222	$ 812	$ 6	$ –	$ –	$ 1,040	$ 204	$ 1,244
TDRs collectively evaluated for impairment	277	331	3,430	584	148	4,770	113	4,883
Other loans collectively evaluated for impairment	56,138	34,574	33,642	16,776	47,959	189,089	8,616	197,705
Loans acquired with deteriorated credit quality	11	134	4	–	–	149	5,854	6,003
Total loans	$56,648	$35,851	$37,082	$17,360	$48,107	$195,048	$14,787	$209,835

(a) Represents loans greater than $5 million classified as nonperforming or TDRs.
(b) Includes expected reimbursements from the FDIC under loss sharing agreements.

Credit Quality The quality of the Company's loan portfolios is assessed as a function of net credit losses, levels of nonperforming assets and delinquencies, and credit quality ratings as defined by the Company. These credit quality ratings are an important part of the Company's overall credit risk management process and evaluation of its allowance for credit losses.

The following table provides a summary of loans by portfolio class, including the delinquency status of those that continue to accrue interest, and those that are nonperforming:

(Dollars in Millions)	Accruing Current	Accruing 30-89 Days Past Due	Accruing 90 Days or More Past Due	Nonperforming	Total
December 31, 2012					
Commercial	$ 65,701	$ 341	$ 58	$ 123	$ 66,223
Commercial real estate	36,241	158	8	546	36,953
Residential mortgages (a)	42,728	348	281	661	44,018
Credit card	16,525	227	217	146	17,115
Other retail	47,109	290	96	217	47,712
Total loans, excluding covered loans	208,304	1,364	660	1,693	212,021
Covered loans	9,900	359	663	386	11,308
Total loans	$218,204	$1,723	$1,323	$2,079	$223,329
December 31, 2011					
Commercial	$ 55,991	$ 300	$ 45	$ 312	$ 56,648
Commercial real estate	34,800	138	14	899	35,851
Residential mortgages (a)	35,664	404	364	650	37,082
Credit card	16,662	238	236	224	17,360
Other retail	47,516	340	184	67	48,107
Total loans, excluding covered loans	190,633	1,420	843	2,152	195,048
Covered loans	12,589	362	910	926	14,787
Total loans	$203,222	$1,782	$1,753	$3,078	$209,835

(a) At December 31, 2012, $441 million of loans 30 – 89 days past due and $3.2 billion of loans 90 days or more past due purchased from Government National Mortgage Association ("GNMA") mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs, were classified as current, compared with $545 million and $2.6 billion at December 31, 2011, respectively.

Total nonperforming assets include nonaccrual loans, restructured loans not performing in accordance with modified terms, other real estate and other nonperforming assets owned by the Company. For details of the Company's nonperforming assets as of December 31, 2012 and 2011, see Table 16 included in Management's Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

The following table provides a summary of loans by portfolio class and the Company's internal credit quality rating:

(Dollars in Millions)	Pass	Criticized Special Mention	Criticized Classified (a)	Criticized Total Criticized	Total
December 31, 2012					
Commercial	$ 63,906	$1,114	$1,203	$ 2,317	$ 66,223
Commercial real estate	34,096	621	2,236	2,857	36,953
Residential mortgages (b)	42,897	18	1,103	1,121	44,018
Credit card	16,752	–	363	363	17,115
Other retail	47,294	36	382	418	47,712
Total loans, excluding covered loans	204,945	1,789	5,287	7,076	212,021
Covered loans	10,786	61	461	522	11,308
Total loans	$215,731	$1,850	$5,748	$ 7,598	$223,329
Total outstanding commitments	$442,047	$3,231	$6,563	$ 9,794	$451,841
December 31, 2011					
Commercial	$ 54,003	$1,047	$1,598	$ 2,645	$ 56,648
Commercial real estate	30,733	793	4,325	5,118	35,851
Residential mortgages (b)	35,814	19	1,249	1,268	37,082
Credit card	16,910	–	450	450	17,360
Other retail	47,665	24	418	442	48,107
Total loans, excluding covered loans	185,125	1,883	8,040	9,923	195,048
Covered loans	13,966	187	634	821	14,787
Total loans	$199,091	$2,070	$8,674	$10,744	$209,835
Total outstanding commitments	$410,457	$3,418	$9,690	$13,108	$423,565

(a) Classified rating on consumer loans primarily based on delinquency status.
(b) At December 31, 2012, $3.2 billion of GNMA loans 90 days or more past due and $2.4 billion of restructured GNMA loans whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs were classified with a pass rating, compared with $2.6 billion and $2.0 billion at December 31, 2011, respectively.

For all loan classes, a loan is considered to be impaired when, based on current events or information, it is probable the Company will be unable to collect all amounts due per the contractual terms of the loan agreement. A summary of impaired loans, which include all nonaccrual and TDR loans, by portfolio class was as follows:

(Dollars in Millions)	Period-end Recorded Investment (a)	Unpaid Principal Balance	Valuation Allowance	Commitments to Lend Additional Funds
December 31, 2012				
Commercial	$ 404	$ 1,200	$ 40	$ 39
Commercial real estate	1,077	2,251	70	4
Residential mortgages	2,748	3,341	415	–
Credit card	442	442	153	–
Other retail	443	486	101	3
Total impaired loans, excluding GNMA and covered loans	5,114	7,720	779	46
Loans purchased from GNMA mortgage pools	1,778	1,778	39	–
Covered loans	767	1,584	20	12
Total	$7,659	$11,082	$ 838	$ 58
December 31, 2011				
Commercial	$ 657	$ 1,437	$ 62	$ 68
Commercial real estate	1,436	2,503	124	25
Residential mortgages	2,652	3,193	482	2
Credit card	584	584	219	–
Other retail	188	197	57	–
Total impaired loans, excluding GNMA and covered loans	5,517	7,914	944	95
Loans purchased from GNMA mortgage pools	1,265	1,265	18	–
Covered loans	1,170	1,642	43	49
Total	$7,952	$10,821	$1,005	$144

(a) Substantially all loans classified as impaired at December 31, 2012 and 2011, had an associated allowance for credit losses. The total amount of interest income recognized during 2012 on loans classified as impaired at December 31, 2012, excluding those acquired with deteriorated credit quality, was $222 million, compared to what would have been recognized at the original contractual terms of the loans of $410 million.

Additional information on impaired loans for the years ended December 31 follows:

(Dollars in Millions)	Average Recorded Investment	Interest Income Recognized
2012		
Commercial	$ 470	$ 18
Commercial real estate	1,314	43
Residential mortgages	2,717	130
Credit card	510	28
Other retail	301	19
Total impaired loans, excluding GNMA and covered loans	5,312	238
Loans purchased from GNMA mortgage pools	1,448	73
Covered loans	980	29
Total	$7,740	$340
2011		
Commercial	$ 534	$ 12
Commercial real estate	1,537	18
Residential mortgages	2,557	100
Credit card	485	15
Other retail	164	5
Total impaired loans, excluding GNMA and covered loans	5,277	150
Loans purchased from GNMA mortgage pools	710	25
Covered loans	780	11
Total	$6,767	$186
2010		
Commercial	$ 693	$ 8
Commercial real estate	1,601	2
Residential mortgages	2,297	72
Credit card	418	11
Other retail	150	6
Total	$5,159	$ 99

Troubled Debt Restructurings In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. The following table provides a summary of loans modified as TDRs for the years ended December 31, by portfolio class:

(Dollars in Millions)	Number of Loans	Pre-Modification Outstanding Loan Balance	Post-Modification Outstanding Loan Balance
2012			
Commercial	4,843	$ 307	$ 272
Commercial real estate	312	493	461
Residential mortgages	4,616	638	623
Credit card	49,320	241	255
Other retail	10,461	279	275
Total loans, excluding GNMA and covered loans	69,552	1,958	1,886
Loans purchased from GNMA mortgage pools	9,518	1,280	1,245
Covered loans	192	277	263
Total loans	79,262	$3,515	$3,394
2011			
Commercial	5,285	$ 456	$ 427
Commercial real estate	506	1,078	1,060
Residential mortgages	3,611	708	704
Credit card	55,951	322	321
Other retail	4,028	73	72
Total loans, excluding GNMA and covered loans	69,381	2,637	2,584
Loans purchased from GNMA mortgage pools	9,569	1,277	1,356
Covered loans	283	604	575
Total loans	79,233	$4,518	$4,515

Residential mortgages, home equity and second mortgages, and loans purchased from Government National Mortgage Association ("GNMA") mortgage pools in the table above include trial period arrangements offered to customers during the periods presented. The post-modification balances for these loans reflect the current outstanding balance until a permanent modification is made. In addition, the post-modification balances typically include capitalization of unpaid accrued interest and/or fees under the various modification programs. At December 31, 2012, 156 residential mortgages, 36 home equity and second mortgage loans and 583 loans purchased from GNMA mortgage pools with outstanding balances of $24 million, $2 million and $93 million, respectively, were in a trial period and have estimated post-modification balances of $24 million, $2 million and $85 million, respectively, assuming permanent modification occurs at the end of the trial period.

The following table provides a summary of TDR loans that defaulted (fully or partially charged-off or became 90 days or more past due) for the years ended December 31, that were modified as TDRs within 12 months previous to default.

(Dollars in Millions)	Number of Loans	Amount Defaulted
2012		
Commercial	859	$ 48
Commercial real estate	111	232
Residential mortgages	1,073	146
Credit card	9,774	54
Other retail	1,818	56
Total loans, excluding GNMA and covered loans	13,635	536
Loans purchased from GNMA mortgage pools	1,245	177
Covered loans	68	97
Total loans	14,948	$810
2011		
Commercial	665	$ 26
Commercial real estate	64	67
Residential mortgages	623	127
Credit card	7,108	36
Other retail	557	13
Total loans, excluding GNMA and covered loans	9,017	269
Loans purchased from GNMA mortgage pools	857	124
Covered loans	11	26
Total loans	9,885	$419

In addition to the defaults in the table above, for the year ended December 31, 2012, the Company had an estimated 789 residential mortgage loans, home equity and second mortgage loans, and loans purchased from GNMA mortgage pools with aggregate outstanding balances of $121 million where borrowers did not successfully complete the trial period arrangement and therefore are no longer eligible for a permanent modification under the applicable modification program.

Covered Assets Covered assets represent loans and other assets acquired from the FDIC, subject to loss sharing agreements, and include expected reimbursements from the FDIC. The carrying amount of the covered assets at December 31, consisted of purchased impaired loans, purchased nonimpaired loans, and other assets as shown in the following table:

	2012				2011			
(Dollars in Millions)	Purchased Impaired Loans	Purchased Nonimpaired Loans	Other Assets	Total	Purchased Impaired Loans	Purchased Nonimpaired Loans	Other Assets	Total
Commercial loans	$ –	$ 143	$ –	$ 143	$ 68	$ 137	$ –	$ 205
Commercial real estate loans	1,323	2,695	–	4,018	1,956	4,037	–	5,993
Residential mortgage loans	3,978	1,109	–	5,087	3,830	1,360	–	5,190
Credit card loans	–	5	–	5	–	6	–	6
Other retail loans	–	775	–	775	–	867	–	867
Losses reimbursable by the FDIC (a)	–	–	1,280	1,280	–	–	2,526	2,526
Covered loans	5,301	4,727	1,280	11,308	5,854	6,407	2,526	14,787
Foreclosed real estate	–	–	197	197	–	–	274	274
Total covered assets	$5,301	$4,727	$1,477	$11,505	$5,854	$6,407	$2,800	$15,061

(a) Relates to loss sharing agreements with remaining terms from 2 to 7 years.

At December 31, 2012, $82 million of the purchased impaired loans included in covered loans were classified as nonperforming assets, compared with $189 million at December 31, 2011, because the expected cash flows are primarily based on the liquidation of underlying collateral and the timing and amount of the cash flows could not be reasonably estimated. Interest income is recognized on other purchased impaired loans through accretion of the difference between the carrying amount of those loans and their expected cash flows. The initial determination of the fair value of the purchased loans includes the impact of expected credit losses and, therefore, no allowance for credit losses is recorded at the purchase date. To the extent credit deterioration occurs after the date of acquisition, the Company records an allowance for credit losses.

NOTE 6 Leases

The components of the net investment in sales-type and direct financing leases at December 31 were as follows:

(Dollars in Millions)	2012	2011
Aggregate future minimum lease payments to be received	$10,738	$10,882
Unguaranteed residual values accruing to the lessor's benefit	890	1,079
Unearned income	(1,123)	(1,332)
Initial direct costs	175	181
Total net investment in sales-type and direct financing leases (a)	$10,680	$10,810

(a) The accumulated allowance for uncollectible minimum lease payments was $80 million and $91 million at December 31, 2012 and 2011, respectively.

The minimum future lease payments to be received from sales-type and direct financing leases were as follows at December 31, 2012:

(Dollars in Millions)	
2013	$2,526
2014	3,474
2015	3,053
2016	1,090
2017	294
Thereafter	301

NOTE 7 Accounting for Transfers and Servicing of Financial Assets and Variable Interest Entities

The Company sells financial assets in the normal course of business. The majority of the Company's financial asset sales are residential mortgage loan sales primarily to GSEs through established programs, the sale or syndication of tax-advantaged investments, commercial loan sales through participation agreements, and other individual or portfolio loan and securities sales. In accordance with the accounting guidance for asset transfers, the Company considers any ongoing involvement with transferred assets in determining whether the assets can be derecognized from the balance sheet. For loans sold under participation agreements, the Company also considers the terms of the loan participation agreement and whether they meet the definition of a participating interest and thus qualify for derecognition. With the exception of servicing and certain performance-based guarantees, the Company's continuing involvement with financial assets sold is minimal and generally limited to market customary representation and warranty clauses. The guarantees provided to certain third-parties in connection with the sale or syndication of certain assets, primarily loan portfolios and tax-advantaged investments, are further discussed in Note 21. When the Company sells financial assets, it may retain servicing rights and/or other interests in the transferred financial assets. The gain or loss on sale depends on the previous carrying amount of the transferred financial assets and the consideration received and any liabilities incurred in exchange for the transferred assets. Upon transfer, any servicing assets and other interests that continue to be held by the Company are initially recognized at fair value. For further information on MSRs, refer to Note 9. On a limited basis, the Company may acquire and package high-grade corporate bonds for select corporate customers, in which the Company generally has no continuing involvement with these transactions. Additionally, the Company is an authorized GNMA issuer and issues GNMA securities on a regular basis. The Company has no other asset securitizations or similar asset-backed financing arrangements that are off-balance sheet.

The Company is involved in various entities that are considered to be VIEs. The Company's investments in VIEs primarily represent private investment funds or partnerships that make equity investments, provide debt financing or support community-based investments that may enable the Company to ensure regulatory compliance with the Community Reinvestment Act. In addition, the Company sponsors entities to which it transfers tax-advantaged investments. The Company's investments in these entities are designed to generate a return primarily through the realization of federal and state income tax credits over specified time periods. The Company realized federal and state income tax credits related to these investments of $883 million, $756 million and $713 million for the years ended December 31, 2012, 2011 and 2010, respectively. The Company amortizes its investments in these entities as the tax credits are realized. Amortization expense is recorded in tax expense for investments meeting certain characteristics, and in other noninterest expense for other investments. Amortization expense recorded in tax expense was $482 million, $278 million and $228 million, and in other noninterest expense was $523 million, $528 million and $546 million for the years ended December 31, 2012, 2011 and 2010, respectively.

At December 31, 2012, approximately $7.1 billion of the Company's assets and $5.2 billion of its liabilities included on the Consolidated Balance Sheet were related to community development and tax-advantaged investment VIEs which the Company has consolidated, compared with $5.6 billion and $4.0 billion, respectively, at December 31, 2011. The majority of the assets of these consolidated VIEs are reported in other assets, and the liabilities are reported in long-term debt. The assets of a particular VIE are the primary source of funds to settle its obligations. The creditors of the VIEs do not have recourse to the general credit of the Company. The Company's exposure to the consolidated VIEs is generally limited to the carrying value of its variable interests plus any related tax credits previously recognized or sold to others with a guarantee.

In addition, the Company sponsors a conduit to which it previously transferred high-grade investment securities. The Company consolidates the conduit because of its ability to manage the activities of the conduit. At December 31, 2012, $144 million of the held-to-maturity investment securities on the Company's Consolidated Balance Sheet related to the conduit, compared with $202 million at December 31, 2011.

The Company also sponsors a municipal bond securities tender option bond program. The Company controls the activities of the program's entities, is entitled to the residual returns and provides credit, liquidity and remarketing arrangements to the program. As a result, the Company has consolidated the program's entities. At December 31, 2012, $5.3 billion of available-for-sale securities and $5.0 billion of short-term borrowings on the Consolidated Balance Sheet were related to the tender option bond program, compared with $5.4 billion of available-for-sale securities and $5.3 billion of short-term borrowings at December 31, 2011.

The Company is not required to consolidate VIEs in which it has concluded it does not have a controlling financial interest, and thus is not the primary beneficiary. In such cases, the Company does not have both the power to direct the entities' most significant activities and the obligation to absorb losses or right to receive benefits that could potentially be significant to the VIEs. The Company's investments in these unconsolidated VIEs generally are carried in other assets on the Consolidated Balance Sheet. The Company's investments in unconsolidated VIEs at December 31, 2012, ranged from less than $1 million to $58 million, with an aggregate amount of approximately $1.9 billion, net of $1.3 billion of liabilities recorded primarily for unfunded capital commitments of the Company to specific project sponsors. The Company's investments in unconsolidated VIEs at December 31, 2011, ranged from less than $1 million to $37 million, with an aggregate amount of $1.8 billion, net of liabilities of $965 million for unfunded capital commitments. While the Company believes potential losses from these investments are remote, the Company's maximum exposure to loss from these unconsolidated VIEs was approximately $5.2 billion at December 31, 2012, compared with $4.8 billion at December 31, 2011. The maximum exposure to loss was primarily related to community development tax-advantaged investments and included $1.8 billion at December 31, 2012 and 2011, recorded on the Company's Consolidated Balance Sheet and $3.3 billion at December 31, 2012, and $3.0 billion at December 31, 2011, of previously recorded tax credits which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level. The remaining amounts related to investments in private investment funds and partnerships for which the maximum exposure to loss included amounts recorded on the Consolidated Balance Sheet and any unfunded commitments. The maximum exposure was determined by assuming a scenario where the separate investments within the individual private funds become worthless, and the community-based business and housing projects and related tax credits completely fail and do not meet certain government compliance requirements.

NOTE 8 Premises and Equipment

Premises and equipment at December 31 consisted of the following:

(Dollars in Millions)	2012	2011
Land	$ 534	$ 525
Buildings and improvements	3,222	3,144
Furniture, fixtures and equipment	2,543	2,449
Capitalized building and equipment leases	97	95
Construction in progress	42	44
	6,438	6,257
Less accumulated depreciation and amortization	(3,768)	(3,600)
Total	$ 2,670	$ 2,657

NOTE 9 Mortgage Servicing Rights

The Company serviced $215.6 billion of residential mortgage loans for others at December 31, 2012, and $191.1 billion at December 31, 2011. The net impact included in mortgage banking revenue of fair value changes of MSRs and derivatives used to economically hedge MSRs were net gains of $102 million, $183 million and $139 million for the years ended December 31, 2012, 2011 and 2010, respectively. Loan servicing fees, not including valuation changes, included in mortgage banking revenue, were $720 million, $651 million and $600 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Changes in fair value of capitalized MSRs for the years ended December 31, are summarized as follows:

(Dollars in Millions)	2012	2011	2010
Balance at beginning of period	$1,519	$1,837	$1,749
Rights purchased	42	35	65
Rights capitalized	957	619	639
Changes in fair value of MSRs			
Due to fluctuations in market interest rates (a)	(249)	(619)	(255)
Due to revised assumptions or models (b)	(21)	33	6
Other changes in fair value (c)	(548)	(386)	(367)
Balance at end of period	$1,700	$1,519	$1,837

(a) Includes changes in MSR value associated with changes in market interest rates, including estimated prepayment rates and anticipated earnings on escrow deposits.
(b) Includes changes in MSR value not caused by changes in market interest rates, such as changes in cost to service, ancillary income, and discount rate, as well as the impact of any model changes.
(c) Primarily represents changes due to realization of expected cash flows over time (decay).

The estimated sensitivity to changes in interest rates of the fair value of the MSRs portfolio and the related derivative instruments as of December 31 follows:

	2012						2011					
(Dollars in Millions)	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps
MSR portfolio	$(370)	$(217)	$(118)	$ 126	$ 249	$ 480	$(305)	$(183)	$ (98)	$ 107	$ 223	$ 460
Derivative instrument hedges	473	249	124	(121)	(243)	(486)	378	204	104	(107)	(217)	(445)
Net sensitivity	$ 103	$ 32	$ 6	$ 5	$ 6	$ (6)	$ 73	$ 21	$ 6	$ –	$ 6	$ 15

The fair value of MSRs and their sensitivity to changes in interest rates is influenced by the mix of the servicing portfolio and characteristics of each segment of the portfolio. The Company's servicing portfolio consists of the distinct portfolios of government-insured mortgages, conventional mortgages and Mortgage Revenue Bond Programs ("MRBP"). The servicing portfolios are predominantly comprised of fixed-rate agency loans with limited adjustable-rate or jumbo mortgage loans. The MRBP division specializes in servicing loans made under state and local housing authority programs. These programs provide mortgages to low-income and moderate-income borrowers and are generally government-insured programs with a favorable rate subsidy, down payment and/or closing cost assistance.

A summary of the Company's MSRs and related characteristics by portfolio as of December 31 follows:

(Dollars in Millions)	2012 MRBP	2012 Government	2012 Conventional (b)	2012 Total	2011 MRBP	2011 Government	2011 Conventional (b)	2011 Total
Servicing portfolio	$14,143	$39,048	$162,446	$215,637	$13,357	$32,567	$145,158	$191,082
Fair value	$ 154	$ 314	$ 1,232	$ 1,700	$ 155	$ 290	$ 1,074	$ 1,519
Value (bps) (a)	109	80	76	79	116	89	74	79
Weighted-average servicing fees (bps)	40	33	30	31	40	36	29	31
Multiple (value/servicing fees)	2.73	2.42	2.53	2.55	2.90	2.47	2.55	2.55
Weighted-average note rate	5.13%	4.57%	4.48%	4.54%	5.50%	5.08%	4.97%	5.03%
Weighted-average age (in years)	4.2	2.4	2.5	2.6	4.2	2.5	2.8	2.8
Weighted-average expected prepayment (constant prepayment rate)	13.2%	21.2%	20.4%	20.1%	12.9%	21.1%	22.1%	21.3%
Weighted-average expected life (in years)	6.1	4.2	4.1	4.2	6.4	4.0	3.8	4.0
Weighted-average discount rate	12.1%	11.4%	10.0%	10.4%	12.1%	11.3%	10.0%	10.4%

(a) Value is calculated as fair value divided by the servicing portfolio.
(b) Represents loans sold primarily to GSEs.

NOTE 10 Intangible Assets

Intangible assets consisted of the following:

At December 31 (Dollars in Millions)	Estimated Life (a)	Amortization Method (b)	Balance 2012	Balance 2011
Goodwill		(c)	$ 9,143	$ 8,927
Merchant processing contracts	10 years/8 years	SL/AC	281	348
Core deposit benefits	22 years/5 years	SL/AC	176	232
Mortgage servicing rights		(c)	1,700	1,519
Trust relationships	14 years/6 years	SL/AC	149	166
Other identified intangibles	9 years/5 years	SL/AC	400	471
Total			$11,849	$11,663

(a) Estimated life represents the amortization period for assets subject to the straight line method and the weighted average or life of the underlying cash flows amortization period for intangibles subject to accelerated methods. If more than one amortization method is used for a category, the estimated life for each method is calculated and reported separately.
(b) Amortization methods: SL = straight line method
AC = accelerated methods generally based on cash flows
(c) Goodwill is evaluated for impairment, but not amortized. Mortgage servicing rights are recorded at fair value, and are not amortized.

Aggregate amortization expense consisted of the following:

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Merchant processing contracts	$ 74	$ 90	$102
Core deposit benefits	60	81	102
Trust relationships	39	35	49
Other identified intangibles	101	93	114
Total	$274	$299	$367

The estimated amortization expense for the next five years is as follows:

(Dollars in Millions)	
2013	$218
2014	171
2015	138
2016	111
2017	91

The following table reflects the changes in the carrying value of goodwill for the years ended December 31, 2012, 2011 and 2010:

(Dollars in Millions)	Wholesale Banking and Commercial Real Estate	Consumer and Small Business Banking	Wealth Management and Securities Services	Payment Services	Treasury and Corporate Support	Consolidated Company
Balance at December 31, 2009	$1,605	$3,526	$1,515	$2,365	$–	$9,011
Goodwill acquired	–	9	5	–	–	14
Disposal	–	–	(57)	–	–	(57)
Other (a)	–	–	–	(14)	–	(14)
Balance at December 31, 2010	$1,605	$3,535	$1,463	$2,351	$–	$8,954
Other (a)	–	(21)	–	(6)	–	(27)
Balance at December 31, 2011	$1,605	$3,514	$1,463	$2,345	$–	$8,927
Goodwill acquired	–	–	65	143	–	208
Other (a)	–	–	–	8	–	8
Balance at December 31, 2012	$1,605	$3,514	$1,528	$2,496	$–	$9,143

(a) Other changes in goodwill include a reclassification from goodwill to covered loans related to an FDIC-assisted acquisition for Consumer and Small Business Banking and the effect of foreign exchange translation for Payment Services.

NOTE 11 Short-Term Borrowings (a)

The following table is a summary of short-term borrowings for the last three years:

	2012		2011		2010	
(Dollars in Millions)	Amount	Rate	Amount	Rate	Amount	Rate
At Year-End						
Federal funds purchased	$ 950	.11%	$ 1,036	.11%	$ 776	.17%
Securities sold under agreements to repurchase	3,388	3.26	6,986	3.35	9,261	2.70
Commercial paper	16,202	.12	15,973	.12	15,885	.20
Other short-term borrowings	5,762	.29	6,473	.26	6,635	.59
Total	$26,302	.57%	$30,468	.89%	$32,557	.99%
Average for the Year						
Federal funds purchased (b)	$ 1,338	15.32%	$ 968	22.61%	$ 2,180	10.09%
Securities sold under agreements to repurchase	4,942	3.52	7,483	3.22	9,211	2.75
Commercial paper	15,806	.14	15,204	.15	15,349	.20
Other short-term borrowings	6,463	.72	7,048	.77	6,979	.75
Total (b)	$28,549	1.57%	$30,703	1.75%	$33,719	1.65%
Maximum Month-End Balance						
Federal funds purchased	$ 2,467		$ 1,172		$ 6,034	
Securities sold under agreements to repurchase	5,922		9,071		9,261	
Commercial paper	17,385		16,768		15,981	
Other short-term borrowings	7,443		7,514		8,700	

(a) Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.

(b) Average federal funds purchased and total short-term borrowings rates include amounts paid by the Company to certain corporate card customers for paying outstanding noninterest-bearing corporate card balances within certain time frames per specific agreements. These activities reduce the Company's short-term funding needs, and if they did not occur, the Company would use other funding alternatives, including the use of federal funds purchased. The amount of this compensation expense paid by the Company and included in federal funds purchased and total short-term borrowings rates for 2012, 2011 and 2010 was $203 million, $218 million and $216 million, respectively.

NOTE 12 Long-Term Debt

Long-term debt (debt with original maturities of more than one year) at December 31 consisted of the following:

(Dollars in Millions)	Rate Type	Rate (a)	Maturity Date	2012	2011
U.S. Bancorp (Parent Company)					
Subordinated notes	Fixed	7.500%	2026	$ 199	$ 199
	Fixed	2.950%	2022	1,300	–
Convertible senior debentures (b)	Floating	–%	2035	–	10
	Floating	–%	2036	–	10
	Floating	–%	2037	–	21
Medium-term notes	Fixed	1.125% – 4.200%	2013 – 2022	10,600	10,530
	Floating	.694%	2012	–	500
Junior subordinated debentures	Fixed	3.442%	2016	500	500
Junior subordinated debentures held by unconsolidated trusts (b)	Fixed	6.300% – 6.625%	2039 – 2067	–	2,691
Capitalized lease obligations, mortgage indebtedness and other (c)				173	132
Subtotal				12,772	14,593
Subsidiaries					
Subordinated notes	Fixed	6.300%	2014	963	963
	Fixed	4.950%	2014	1,000	1,000
	Fixed	4.800%	2015	500	500
	Fixed	4.375%	2017	–	1,169
	Fixed	3.778%	2020	500	500
	Floating	.620%	2014	373	414
Federal Home Loan Bank advances	Fixed	.500% – 8.250%	2013 – 2026	16	3,710
	Floating	.311% – .575%	2014 – 2022	4,579	4,332
Bank notes	Fixed	5.920%	2012	–	99
	Floating	.058% – .062%	2046 – 2048	143	1,146
Capitalized lease obligations, mortgage indebtedness and other (c)				4,670	3,527
Subtotal				12,744	17,360
Total				$25,516	$31,953

(a) Weighted-average interest rates of medium-term notes, Federal Home Loan Bank advances and bank notes were 2.55 percent, .36 percent and .06 percent, respectively.
(b) All remaining outstanding balances were redeemed by the Company during 2012.
(c) Other includes consolidated community development and tax-advantaged investment VIEs, debt issuance fees, and unrealized gains and losses and deferred amounts relating to derivative instruments.

During 2011, a wholly-owned unconsolidated trust, formed for the purpose of issuing redeemable Income Trust Securities ("ITS") to third party investors, sold the remaining $676 million of 5.54 percent fixed rate junior subordinated debentures, originally issued by the Company to the trust, to investors to generate cash proceeds to purchase the Company's Series A Non-Cumulative Perpetual Preferred Stock ("Series A Preferred Stock"). As part of this sale, a consolidated subsidiary of the Company purchased $176 million of the junior subordinated debentures, which effectively retired the debt. The Company classifies the remaining $500 million as junior subordinated debentures in long-term debt. In addition, during 2012, the Company elected to redeem $2.7 billion of junior subordinated debentures issued to five other wholly-owned unconsolidated trusts that had interest payable at fixed rates ranging from 6.30 percent to 6.63 percent, and during 2011, the Company elected to redeem $618 million of junior subordinated debentures issued to four wholly-owned unconsolidated trusts that had interest payable at fixed rates ranging from 5.75 percent to 10.20 percent. There were no issuances of junior subordinated debentures in 2012 or 2011.

The Company has arrangements with the Federal Home Loan Bank and Federal Reserve Bank whereby the Company could have borrowed an additional $60.9 billion and $56.4 billion at December 31, 2012 and 2011, respectively, based on collateral available.

Maturities of long-term debt outstanding at December 31, 2012, were:

(Dollars in Millions)	Parent Company	Consolidated
2013	$ 2,849	$ 2,894
2014	1,499	4,133
2015	1,747	3,084
2016	1,948	4,007
2017	1,246	2,773
Thereafter	3,483	8,625
Total	$12,772	$25,516

NOTE 13 Junior Subordinated Debentures

As of December 31, 2012, the Company sponsored, and wholly owned 100 percent of the common equity of, USB Capital IX, a wholly-owned unconsolidated trust, formed for the purpose of issuing redeemable ITS to third party investors, originally investing the proceeds in junior subordinated debt securities ("Debentures") issued by the Company and entering into stock purchase contracts to purchase preferred stock in the future. The Company's obligations under the transaction documents, taken together, have the effect of providing a full and unconditional guarantee by the Company, on a junior subordinated basis, of the payment obligations of the trust. During 2010, the Company exchanged depositary shares representing an ownership interest in the Company's Series A Preferred Stock to acquire a portion of the ITS issued by USB Capital IX. This exchange allowed the Company to retire $575 million of the Debentures and cancel a pro-rata portion of stock purchase contracts. During 2011, USB Capital IX sold the remaining $676 million of Debentures to investors to generate cash proceeds to be used to purchase the Company's Series A Preferred Stock pursuant to the stock purchase contracts. As of December 31, 2012, $676 million of the Company's Series A Preferred Stock is the sole asset of USB Capital IX.

As of December 31, 2011, the Company sponsored, and wholly owned 100 percent of the common equity of, five unconsolidated trusts that were formed for the purpose of issuing Company-obligated mandatorily redeemable preferred securities ("Trust Preferred Securities") to third party investors and investing the proceeds from the sale of the Trust Preferred Securities solely in Debentures issued by the Company. The Debentures held by these trusts, which totaled $2.7 billion at December 31, 2011,were the sole assets of these trusts. During 2012, the Company elected to redeem all of the outstanding Debentures and dissolved the trusts.

NOTE 14 Shareholders' Equity

At December 31, 2012 and 2011, the Company had authority to issue 4 billion shares of common stock and 50 million shares of preferred stock. The Company had 1.9 billion shares of common stock outstanding at December 31, 2012 and 2011, and had 126 million shares reserved for future issuances, primarily under stock option plans, at December 31, 2012.

The number of shares issued and outstanding and the carrying amount of each outstanding series of the Company's preferred stock was as follows:

At December 31 (Dollars in Millions)	2012 Shares Issued and Outstanding	2012 Liquidation Preference	2012 Discount	2012 Carrying Amount	2011 Shares Issued and Outstanding	2011 Liquidation Preference	2011 Discount	2011 Carrying Amount
Series A	12,510	$1,251	$145	$1,106	12,510	$1,251	$145	$1,106
Series B	40,000	1,000	–	1,000	40,000	1,000	–	1,000
Series D	20,000	500	–	500	20,000	500	–	500
Series F	44,000	1,100	12	1,088	–	–	–	–
Series G	43,400	1,085	10	1,075	–	–	–	–
Total preferred stock (a)	159,910	$4,936	$167	$4,769	72,510	$2,751	$145	$2,606

(a) The par value of all shares issued and outstanding at December 31, 2012 and 2011, was $1.00 per share.

During 2012, the Company issued depositary shares representing an ownership interest in 44,000 shares of Series F Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the "Series F Preferred Stock"), and depositary shares representing an ownership interest in 43,400 shares of Series G Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the "Series G Preferred Stock"). The Series F Preferred Stock and Series G Preferred Stock have no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to 6.50 percent from the date of issuance to, but excluding, January 15, 2022, and thereafter at a floating rate per annum equal to three-month LIBOR plus 4.468 percent for the Series F Preferred Stock, and 6.00 percent from the date of issuance to, but excluding, April 15, 2017, and thereafter at a floating rate per annum equal to three-month LIBOR plus 4.86125 percent for the Series G Preferred Stock. Both series are redeemable at the Company's option, in whole or in part, on or after January 15, 2022, for the Series F Preferred Stock and April 15, 2017, for the Series G Preferred Stock. Both series are redeemable at the Company's option, in whole, but not in part, prior to January 15, 2022, for the Series F Preferred Stock and prior to April 15, 2017, for the Series G Preferred Stock, within 90 days following an official administrative or judicial decision, amendment to, or change in the laws or regulations that would not allow the Company to treat the full liquidation value of the Series F Preferred Stock or Series G Preferred Stock, respectively, as Tier 1 capital for purposes of the capital adequacy guidelines of the Federal Reserve Board.

During 2010, the Company issued depositary shares representing an ownership interest in 5,746 shares of Series A Preferred Stock to investors, in exchange for their portion of USB Capital IX Income Trust Securities. During 2011, the Company issued depositary shares representing an ownership interest in 6,764 shares of Series A Preferred Stock to USB Capital IX, thereby settling the stock purchase contract established between the Company and USB Capital IX as part of the 2006 issuance of USB Capital IX Income Trust Securities. The preferred shares were issued to USB Capital IX for the purchase price specified in the stock forward purchase contract. The Series A Preferred stock has a liquidation preference of $100,000 per share, no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to the greater of three-month LIBOR plus 1.02 percent or 3.50 percent. The Series A Preferred Stock is redeemable at the Company's option, subject to prior approval by the Federal Reserve Board.

During 2006, the Company issued depositary shares representing an ownership interest in 40,000 shares of Series B Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the "Series B Preferred Stock"), and during 2008, the Company issued depositary shares representing an ownership interest in 20,000 shares of Series D Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the "Series D Preferred Stock"). The Series B Preferred Stock and Series D Preferred Stock have no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to the greater of three-month LIBOR plus .60 percent, or 3.50 percent on the Series B Preferred Stock, and 7.875 percent per annum on the Series D Preferred Stock. Both series are redeemable at the Company's option, on or after specific dates, subject to the prior approval of the Federal Reserve Board.

During 2012, 2011 and 2010, the Company repurchased shares of its common stock under various authorizations approved by its Board of Directors. As of December 31, 2012, the Company had approximately 54 million shares that may yet be purchased under the current Board of Directors approved authorization.

The following table summarizes the Company's common stock repurchased in each of the last three years:

(Dollars and Shares in Millions)	Shares	Value
2012	59	$1,878
2011	22	550
2010	1	16

Shareholders' equity is affected by transactions and valuations of asset and liability positions that require adjustments to accumulated other comprehensive income (loss). The reconciliation of the transactions affecting accumulated other comprehensive income (loss) included in shareholders' equity for the years ended December 31, is as follows:

(Dollars in Millions)	Transactions			Balances
	Pre-tax	Tax-effect	Net-of-tax	Net-of-Tax
2012				
Changes in unrealized gains and losses on securities available-for-sale (a)	$ 491	$(188)	$ 303	$ 679
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	12	(5)	7	–
Changes in unrealized gains on securities transferred from available-for-sale to held-to-maturity (a)	173	(66)	107	107
Changes in unrealized gains (losses) on derivative hedges	(74)	28	(46)	(404)
Foreign currency translation	14	(5)	9	(40)
Reclassification to earnings of realized gains and losses	376	(144)	232	–
Unrealized gains (losses) on retirement plans	(543)	208	(335)	(1,265)
Total	$ 449	$(172)	$ 277	$ (923)
2011				
Changes in unrealized gains and losses on securities available-for-sale	$ 920	$(351)	$ 569	$ 360
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	(25)	10	(15)	–
Changes in unrealized gains (losses) on derivative hedges	(343)	130	(213)	(489)
Foreign currency translation	(16)	6	(10)	(49)
Reclassification to earnings of realized gains and losses	363	(138)	225	–
Unrealized gains (losses) on retirement plans	(464)	177	(287)	(1,022)
Total	$ 435	$(166)	$ 269	$(1,200)
2010				
Changes in unrealized gains and losses on securities available-for-sale	$ 277	$(105)	$ 172	$ (213)
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	(66)	25	(41)	–
Changes in unrealized gains (losses) on derivative hedges	(383)	148	(235)	(414)
Foreign currency translation	24	(10)	14	(39)
Reclassification to earnings of realized gains and losses	365	(139)	226	–
Unrealized gains (losses) on retirement plans	(197)	76	(121)	(803)
Total	$ 20	$ (5)	$ 15	$(1,469)

(a) Transactions reflect unrealized gains on securities transferred from available-for-sale to held-to-maturity at the date of transfer.

Regulatory Capital The measures used to assess capital by bank regulatory agencies include two principal risk-based ratios, Tier 1 and total risk-based capital. Tier 1 capital is considered core capital and includes common shareholders' equity plus qualifying preferred stock, trust preferred securities and noncontrolling interests in consolidated subsidiaries (subject to certain limitations), and is adjusted for the aggregate impact of certain items included in other comprehensive income (loss). Total risk-based capital includes Tier 1 capital and other items such as subordinated debt and the allowance for credit losses. Both measures are stated as a percentage of risk-adjusted assets, which are measured based on their perceived credit risk and include certain off-balance sheet exposures, such as unfunded loan commitments, letters of credit, and derivative contracts. The Company is also subject to a leverage ratio requirement, a non risk-based asset ratio, which is defined as Tier 1 capital as a percentage of average assets adjusted for goodwill and other non-qualifying intangibles and other assets.

For a summary of the regulatory capital requirements and the actual ratios as of December 31, 2012 and 2011, for the Company and its bank subsidiaries, see Table 22 included in Management's Discussion and Analysis, which is incorporated by reference into these Notes to Consolidated Financial Statements.

The following table provides the components of the Company's regulatory capital at December 31:

(Dollars in Millions)	2012	2011
Tier 1 Capital		
Common shareholders' equity	$ 34,229	$ 31,372
Qualifying preferred stock	4,769	2,606
Qualifying trust preferred securities	–	2,675
Noncontrolling interests, less preferred stock not eligible for Tier 1 capital	685	687
Less intangible assets		
Goodwill (net of deferred tax liability)	(8,351)	(8,239)
Other disallowed intangible assets	(829)	(905)
Other (a)	700	977
Total Tier 1 Capital	31,203	29,173
Tier 2 Capital		
Eligible portion of allowance for credit losses	3,609	3,412
Eligible subordinated debt	2,953	3,469
Other	15	13
Total Tier 2 Capital	6,577	6,894
Total Risk Based Capital	$ 37,780	$ 36,067
Risk-Weighted Assets	$287,611	$271,333

(a) Includes the impact of items included in other comprehensive income (loss), such as unrealized gains (losses) on available-for-sale securities, accumulated net gains on cash flow hedges, pension liability adjustments, etc.

Noncontrolling interests principally represent preferred stock of consolidated subsidiaries. During 2006, the Company's primary banking subsidiary formed USB Realty Corp., a real estate investment trust, for the purpose of issuing 5,000 shares of Fixed-to-Floating Rate Exchangeable Non-cumulative Perpetual Series A Preferred Stock with a liquidation preference of $100,000 per share ("Series A Preferred Securities") to third party investors, and investing the proceeds in certain assets, consisting predominately of mortgage-backed securities from the Company. Dividends on the Series A Preferred Securities, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to three-month LIBOR plus 1.147 percent. If USB Realty Corp. has not declared a dividend on the Series A Preferred Securities before the dividend payment date for any dividend period, such dividend shall not be cumulative and shall cease to accrue and be payable, and USB Realty Corp. will have no obligation to pay dividends accrued for such dividend period, whether or not dividends on the Series A Preferred Securities are declared for any future dividend period.

The Series A Preferred Securities will be redeemable, in whole or in part, at the option of USB Realty Corp. on each fifth anniversary after the dividend payment date occurring in January 2012, and in whole but not in part, at the option of USB Realty Corp. on any dividend date that is not a five-year date. Any redemption will be subject to the approval of the Office of the Comptroller of the Currency.

NOTE 15 Earnings Per Share

The components of earnings per share were:

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2012	2011	2010
Net income attributable to U.S. Bancorp	$5,647	$4,872	$3,317
Preferred dividends	(238)	(129)	(89)
Equity portion of gain on ITS exchange transaction, net of tax (a)	–	–	118
Earnings allocated to participating stock awards	(26)	(22)	(14)
Net income applicable to U.S. Bancorp common shareholders	$5,383	$4,721	$3,332
Average common shares outstanding	1,887	1,914	1,912
Net effect of the exercise and assumed purchase of stock awards and conversion of outstanding convertible notes	9	9	9
Average diluted common shares outstanding	1,896	1,923	1,921
Earnings per common share	$ 2.85	$ 2.47	$ 1.74
Diluted earnings per common share	$ 2.84	$ 2.46	$ 1.73

(a) During 2010, the Company exchanged depositary shares representing an ownership interest in 5,746 shares of Series A Preferred Stock for approximately 46 percent of the outstanding ITS issued by USB Capital IX to third party investors, retired a pro-rata portion of the related junior subordinated debentures and cancelled a pro-rata portion of the related stock purchase contracts.

Options and warrants outstanding at December 31, 2012, 2011 and 2010, to purchase 22 million, 54 million and 56 million common shares, respectively, were not included in the computation of diluted earnings per share for the years ended December 31, 2012, 2011 and 2010, respectively, because they were antidilutive. Convertible senior debentures that could potentially be converted into shares of the Company's common stock pursuant to specified formulas, were not included in the computation of dilutive earnings per share because they were antidilutive.

NOTE 16 Employee Benefits

Employee Retirement Savings Plan The Company has a defined contribution retirement savings plan that covers substantially all its employees. Qualified employees are allowed to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested, at the employees' direction, among a variety of investment alternatives. Employee contributions are 100 percent matched by the Company, up to four percent of an employee's eligible annual compensation. The Company's matching contribution vests immediately. Although the matching contribution is initially invested in the Company's common stock, an employee can reinvest the matching contribution among various investment alternatives. Total expense for the Company's matching contributions was $111 million, $103 million and $96 million in 2012, 2011 and 2010, respectively.

Pension Plans The Company has tax qualified noncontributory defined benefit pension plans that provide benefits to substantially all its employees. Participants receive annual cash balance pay credits based on eligible pay multiplied by a percentage determined by their age and years of service. Participants also receive an annual interest credit. Employees become vested upon completing three years of vesting service. For participants in the plan before 2010 that elected to stay under their existing formula, pension benefits are provided to eligible employees based on years of service, multiplied by a percentage of their final average pay. As a result of plan mergers, a portion of pension benefits may also be provided using a cash balance benefit formula where only interest credits continue to be credited to participants' accounts.

In general, the Company's qualified pension plans' funding objectives include maintaining a funded status sufficient to meet participant benefit obligations over time while reducing long-term funding requirements and pension costs. The Company has an established process for evaluating all of the plans, their performance and significant plan assumptions, including the assumed discount rate and the long-term rate of return ("LTROR"). Annually, the Company's Compensation and Human Resources Committee (the "Committee"), assisted by outside consultants, evaluates plan objectives, funding policies and plan investment policies considering its long-term investment time horizon and asset allocation strategies. The process also evaluates significant plan assumptions. Although plan assumptions are established annually, the Company may update its analysis on an interim basis in order to be responsive to significant events that occur during the year, such as plan mergers and amendments.

The Company's funding policy is to contribute amounts to its plans sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended by the Pension Protection Act, plus such additional amounts as the Company determines to be appropriate. The Company made a contribution of $35 million to its main pension plan in 2012, and made no contributions to its qualified pension plans in 2011. The Company anticipates making contributions of $207 million to its main pension plan in 2013. Any contributions made to the qualified plans are invested in accordance with established investment policies and asset allocation strategies.

In addition to the funded qualified pension plans, the Company maintains non-qualified plans that are unfunded and provide benefits to certain employees. The assumptions used in computing the accumulated benefit obligation, the projected benefit obligation and net pension expense are substantially consistent with those assumptions used for the funded qualified plans. In 2013, the Company expects to contribute $23 million to its non-qualified pension plans which equals the 2013 expected benefit payments.

Postretirement Welfare Plan In addition to providing pension benefits, the Company provides health care and death benefits to certain retired employees. Generally, all active employees may become eligible for subsidized retiree health care benefits by meeting defined age and service requirements. The medical plan contains other cost-sharing features such as deductibles and coinsurance. The estimated cost of these retiree benefit payments is accrued during the employees' active service. Contributions have previously been made to the plan, and in 2013, the Company anticipates no contributions to its postretirement welfare plan.

The following table summarizes the changes in benefit obligations and plan assets for the years ended December 31, and the funded status and amounts recognized in the Consolidated Balance Sheet at December 31 for the retirement plans:

	Pension Plans		Postretirement Welfare Plan	
(Dollars in Millions)	2012	2011	2012	2011
Change in Projected Benefit Obligation				
Benefit obligation at beginning of measurement period	$ 3,261	$ 2,929	$170	$181
Service cost	129	119	5	4
Interest cost	168	169	7	9
Plan participants' contributions	–	–	10	13
Actuarial loss (gain)	681	177	(26)	(15)
Lump sum settlements	(33)	(28)	–	–
Benefit payments	(110)	(105)	(26)	(25)
Federal subsidy on benefits paid	–	–	2	3
Benefit obligation at end of measurement period (a)	$ 4,096	$ 3,261	$142	$170
Change in Fair Value of Plan Assets				
Fair value at beginning of measurement period	$ 2,103	$ 2,305	$120	$131
Actual return on plan assets	305	(90)	–	–
Employer contributions	56	21	1	1
Plan participants' contributions	–	–	10	13
Lump sum settlements	(33)	(28)	–	–
Benefit payments	(110)	(105)	(26)	(25)
Fair value at end of measurement period	$ 2,321	$ 2,103	$105	$120
Funded (Unfunded) Status	$(1,775)	$(1,158)	$ (37)	$ (50)
Components of the Consolidated Balance Sheet				
Current benefit liability	$ (23)	$ (21)	$ –	$ –
Noncurrent benefit liability	(1,752)	(1,137)	(37)	(50)
Recognized amount	$(1,775)	$(1,158)	$ (37)	$ (50)
Accumulated Other Comprehensive Income (Loss), Pretax				
Net actuarial gain (loss)	$(2,152)	$(1,746)	$ 84	$ 67
Net prior service credit (cost)	21	25	–	–
Recognized amount	$(2,131)	$(1,721)	$ 84	$ 67

(a) At December 31, 2012 and 2011, the accumulated benefit obligation for all pension plans was $3.8 billion and $3.0 billion, respectively.

The following table provides information for pension plans with benefit obligations in excess of plan assets at December 31:

(Dollars in Millions)	2012	2011
Pension Plans with Projected Benefit Obligations in Excess of Plan Assets		
Projected benefit obligation	$4,096	$3,261
Fair value of plan assets	2,321	2,103
Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets		
Accumulated benefit obligation	3,776	2,986
Fair value of plan assets	2,321	2,066

The following table sets forth the components of net periodic benefit cost and other amounts recognized in accumulated other comprehensive income (loss) for the years ended December 31 for the retirement plans:

(Dollars in Millions)	Pension Plans			Postretirement Welfare Plan		
	2012	2011	2010	2012	2011	2010
Components of Net Periodic Benefit Cost						
Service cost	$ 129	$ 119	$ 93	$ 5	$ 4	$ 7
Interest cost	168	169	155	7	9	11
Expected return on plan assets	(191)	(207)	(215)	(2)	(5)	(5)
Prior service cost (credit) and transition obligation (asset) amortization	(4)	(9)	(12)	–	–	–
Actuarial loss (gain) amortization	161	125	64	(7)	(6)	(5)
Net periodic benefit cost	$ 263	$ 197	$ 85	$ 3	$ 2	$ 8
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income (Loss)						
Net actuarial gain (loss) arising during the year	$(567)	$(474)	$(203)	$24	$10	$ 6
Net actuarial loss (gain) amortized during the year	161	125	64	(7)	(6)	(5)
Net prior service credit (cost) arising during the year	–	–	–	–	–	–
Net prior service cost (credit) and transition obligation (asset) amortized during the year	(4)	(9)	(12)	–	–	–
Total recognized in other comprehensive income (loss)	$(410)	$(358)	$(151)	$17	$ 4	$ 1
Total recognized in net periodic benefit cost and other comprehensive income (loss) (a) (b)	$(673)	$(555)	$(236)	$14	$ 2	$ (7)

(a) The pretax estimated actuarial loss (gain) and prior service cost (credit) for the pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2013 are $264 million and $(5) million, respectively.

(b) The pretax estimated actuarial loss (gain) for the postretirement welfare plan that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2013 is $(11) million.

The following table sets forth weighted average assumptions used to determine the projected benefit obligations at December 31:

(Dollars in Millions)	Pension Plans		Postretirement Welfare Plan	
	2012	2011	2012	2011
Discount rate (a)	4.1%	5.1%	3.1%	4.3%
Rate of compensation increase (b)	4.1	4.1	*	*
Health care cost trend rate for the next year (c)				
Prior to age 65			8.0%	8.0%
After age 65			8.0	12.0
Effect on accumulated postretirement benefit obligation				
One percent increase			$ 5	$ 8
One percent decrease			(5)	(8)

(a) The discount rates were developed using a cash flow matching bond model with a modified duration for the qualified pension plans, non-qualified pension plans and postretirement welfare plan of 15.9, 12.2 and 7.2 years, respectively, for 2012, and 14.8, 11.4 and 7.7 years, respectively, for 2011.

(b) Determined on a liability weighted basis.

(c) The pre-65 and post-65 rates are assumed to decrease gradually to 5.0 percent by 2019 and remain at this level thereafter.

* *Not applicable*

The following table sets forth weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

(Dollars in Millions)	Pension Plans			Postretirement Welfare Plan		
	2012	2011	2010	2012	2011	2010
Discount rate (a)	5.1%	5.7%	6.2%	4.3%	4.9%	5.6%
Expected return on plan assets (b)	8.0	8.3	8.5	2.3	3.5	3.5
Rate of compensation increase (c)	4.1	4.0	3.0	*	*	*
Health care cost trend rate (d)						
Prior to age 65				8.0%	8.0%	8.0%
After age 65				12.0	14.0	14.0
Effect on total of service cost and interest cost						
One percent increase				$ –	$ –	$ –
One percent decrease				–	–	–

(a) *The discount rates were developed using a cash flow matching bond model with a modified duration for the qualified pension plans, non-qualified pension plans and postretirement welfare plan of 14.8, 11.4 and 7.7 years, respectively, for 2012, and 14.0, 11.0 and 7.7 years, respectively, for 2011.*
(b) *With the help of an independent pension consultant, a range of potential expected rates of return, economic conditions historical performance relative to assumed rates of return and asset allocation, and peer group LTROR information are used in developing the plan assumptions for its expected long-term rates of return on plan assets. The Company determined its 2012 expected long-term rates of return reflecting current economic conditions and plan assets.*
(c) *Determined on a liability weighted basis.*
(d) *The pre-65 and post-65 rates are assumed to decrease gradually to 5.5 percent by 2017 and 6.0 percent by 2015, respectively, and remain at these levels thereafter.*
* *Not applicable*

Investment Policies and Asset Allocation In establishing its investment policies and asset allocation strategies, the Company considers expected returns and the volatility associated with different strategies. An independent consultant performs modeling that projects numerous outcomes using a broad range of possible scenarios, including a mix of possible rates of inflation and economic growth. Starting with current economic information, the model bases its projections on past relationships between inflation, fixed income rates and equity returns when these types of economic conditions have existed over the previous 30 years, both in the United States and in foreign countries.

Generally, based on historical performance of the various investment asset classes, investments in equities have outperformed other investment classes but are subject to higher volatility. While an asset allocation including debt securities and other assets generally has lower volatility and may provide protection in a declining interest rate environment, it limits the pension plans' long-term up-side potential. Given the pension plans' investment horizon and the financial viability of the Company to meet its funding objectives, the Committee has determined that an asset allocation strategy investing principally in global equities diversified among various domestic and international equity categories is appropriate. The target asset allocation for the Company's qualified pension plans at December 31, 2012 was 35 percent passively managed global equities, 25 percent actively managed global equities, 10 percent mid-small cap equities, 5 percent emerging markets equities, 5 percent real estate equities, and 20 percent debt securities. The target asset allocation at December 31, 2011 was 45 percent passively managed global equities, 25 percent actively managed global equities, 10 percent mid-small cap equities, 5 percent emerging markets equities, 5 percent real estate equities, and 10 percent debt securities.

At December 31, 2012 and 2011, plan assets of the qualified pension plans included asset management arrangements with related parties totaling $168 million and $95 million, respectively.

Under a contractual agreement with U.S. Bancorp Asset Management, Inc. an affiliate of the Company, certain plan assets are lent to qualified borrowers on a short-term basis in exchange for investment fee income. These borrowers may collateralize the loaned securities with either cash or non-cash securities. Cash collateral held at December 31, 2012 and 2011 totaled $14 million and $12 million, respectively, with obligations to return the cash collateral of $20 million at December 31, 2012 and 2011.

Per authoritative accounting guidance, the Company groups plan assets into a three-level hierarchy for valuation techniques used to measure their fair value based on whether the valuation inputs are observable or unobservable. Refer to Note 20 for further discussion on these levels.

The assets of the qualified pension plans include investments in equity and U.S. Treasury securities whose fair values are determined based on quoted prices in active markets and are classified within Level 1 of the fair value hierarchy. The qualified pension plans also invest in collective investment and mutual funds whose fair values are determined using the net asset value provided by the administrator of the fund and as a result are classified as Level 2. In addition, the qualified pension plans invest in debt securities and foreign currency transactions that are valued using third party pricing services and are classified as Level 2. The qualified pension plan invests in a money market mutual fund with cash collateral from its securities lending arrangement, whose fair value is determined based on quoted prices in markets that are less active and therefore is classified as Level 2. Additionally, the qualified pension plan has investments in limited partnership interests and debt securities whose fair values are determined by the Company by analyzing the limited partnerships' audited financial statements and by averaging the prices obtained from independent pricing services, respectively. These securities are classified as Level 3.

The following table summarizes the plan investment assets measured at fair value at December 31:

	Pension Plans						Postretirement Welfare Plan	
	2012			2011			2012	2011
(Dollars in Millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 1
Cash and cash equivalents	$ 119	$ –	$ –	$ 23	$ –	$ –	$105	$120
Debt securities	151	114	7	63	36	7	–	–
Corporate stock								
Domestic equity securities	275	–	–	232	–	–	–	–
Mid-small cap equity securities	173	–	–	159	–	–	–	–
International equity securities	285	–	–	250	–	–	–	–
Real estate equity securities	132	–	–	103	–	–	–	–
Collective investment funds								
Domestic equity securities	–	400	–	–	509	–	–	–
Mid-small cap equity securities	–	59	–	–	53	–	–	–
Emerging markets equity securities	–	61	–	–	51	–	–	–
International equity securities	–	362	–	–	455	–	–	–
Mutual funds								
Money market	–	7	–	–	6	–	–	–
Debt securities	–	129	–	–	127	–	–	–
Emerging markets equity securities	–	71	–	–	50	–	–	–
Other	–	(7)	3	–	(7)	6	–	–
Total (a)	$1,135	$1,196	$10	$830	$1,280	$13	$105	$120

(a) *Total investment assets of the pension plans exclude obligations to return cash collateral to qualified borrowers of $20 million at December 31, 2012 and 2011, under security lending arrangements.*

The following table summarizes the changes in fair value for all plan investment assets measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31:

	2012		2011		2010	
(Dollars in Millions)	Debt Securities	Other	Debt Securities	Other	Debt Securities	Other
Balance at beginning of period	$ 7	$ 6	$ 8	$ 6	$ 7	$ 6
Unrealized gains (losses) relating to assets still held at end of year	1	(2)	–	(9)	3	–
Purchases, sales, and settlements, net	(1)	(1)	(1)	9	(2)	–
Balance at end of period	$ 7	$ 3	$ 7	$ 6	$ 8	$ 6

The following benefit payments are expected to be paid from the retirement plans for the years ended December 31:

(Dollars in Millions)	Pension Plans	Postretirement Welfare Plan (a)	Medicare Part D Subsidy Receipts
2013	$ 161	$16	$ 2
2014	166	16	2
2015	174	17	2
2016	184	17	2
2017	190	17	3
2018 – 2022	1,096	80	14

(a) *Net of expected retiree contributions and before Medicare Part D subsidy.*

NOTE 17 Stock-Based Compensation

As part of its employee and director compensation programs, the Company may grant certain stock awards under the provisions of the existing stock compensation plans, including plans assumed in acquisitions. The plans provide for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant. Option grants are generally exercisable up to ten years from the date of grant. In addition, the plans provide for grants of shares of common stock or stock units that are subject to restriction on transfer prior to vesting. Most stock and unit awards vest over three to five years and are subject to forfeiture if certain vesting requirements are not met. Stock incentive plans of acquired companies are generally terminated at the merger closing dates. Participants under such plans receive the Company's common stock, or options to buy the Company's stock, based on the conversion terms of the various merger agreements. At December 31, 2012, there were 58 million shares (subject to adjustment for forfeitures) available for grant under various plans.

Stock Option Awards

The following is a summary of stock options outstanding and exercised under various stock options plans of the Company:

Year Ended December 31	Stock Options/Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
2012				
Number outstanding at beginning of period	75,823,941	$27.60		
Granted	4,180,492	28.65		
Exercised	(15,681,323)	23.12		
Cancelled (a)	(1,151,192)	24.90		
Number outstanding at end of period (b)	63,171,918	$28.83	4.9	$ 196
Exercisable at end of period	50,671,654	$30.12	4.2	$ 92
2011				
Number outstanding at beginning of period	85,622,705	$26.80		
Granted	4,063,369	28.66		
Exercised	(8,508,107)	19.49		
Cancelled (a)	(5,354,026)	28.44		
Number outstanding at end of period (b)	75,823,941	$27.60	5.2	$ (42)
Exercisable at end of period	57,039,334	$29.14	4.4	$(120)
2010				
Number outstanding at beginning of period	88,379,469	$26.49		
Granted	5,417,631	23.98		
Exercised	(5,769,586)	19.38		
Cancelled (a)	(2,404,809)	27.03		
Number outstanding at end of period (b)	85,622,705	$26.80	5.5	$ 15
Exercisable at end of period	57,542,065	$28.28	4.4	$ (76)

(a) Options cancelled include both non-vested (i.e., forfeitures) and vested options.
(b) Outstanding options include stock-based awards that may be forfeited in future periods. The impact of the estimated forfeitures is reflected in compensation expense.

Stock-based compensation expense is based on the estimated fair value of the award at the date of grant or modification. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model, requiring the use of subjective assumptions. Because employee stock options have characteristics that differ from those of traded options, including vesting provisions and trading limitations that impact their liquidity, the determined value used to measure compensation expense may vary from their actual fair value. The following table includes the weighted average estimated fair value and assumptions utilized by the Company for newly issued grants:

Year Ended December 31	2012	2011	2010
Estimated fair value	$10.19	$10.55	$8.36
Risk-free interest rates	.9%	2.5%	2.5%
Dividend yield	2.6%	2.5%	3.0%
Stock volatility factor	.49	.47	.47
Expected life of options (in years)	5.5	5.5	5.5

Expected stock volatility is based on several factors including the historical volatility of the Company's stock, implied volatility determined from traded options and other factors. The Company uses historical data to estimate option exercises and employee terminations to estimate the expected life of options. The risk-free interest rate for the expected life of the options is based on the U.S. Treasury yield curve in effect on the date of grant. The expected dividend yield is based on the Company's expected dividend yield over the life of the options.

The following summarizes certain stock option activity of the Company:

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Fair value of options vested	$ 49	$ 54	$ 61
Intrinsic value of options exercised	143	61	35
Cash received from options exercised	362	165	112
Tax benefit realized from options exercised	75	23	13

To satisfy option exercises, the Company predominantly uses treasury stock.

Additional information regarding stock options outstanding as of December 31, 2012, is as follows:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$11.02 – $15.00	6,877,581	6.1	$11.39	3,922,950	$11.37
$15.01 – $20.00	186,439	3.7	19.35	171,651	19.47
$20.01 – $25.00	4,241,644	7.1	23.82	1,831,981	23.79
$25.01 – $30.00	17,691,503	5.4	29.05	10,591,999	29.36
$30.01 – $35.00	24,669,720	4.2	31.69	24,648,451	31.69
$35.01 – $36.25	9,505,031	4.0	36.06	9,504,622	36.06
	63,171,918	4.9	$28.83	50,671,654	$30.12

Restricted Stock and Unit Awards

A summary of the status of the Company's restricted shares of stock and unit awards is presented below:

	2012		2011		2010	
Year Ended December 31	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value
Nonvested Shares						
Outstanding at beginning of period	8,995,295	$22.46	8,811,027	$19.74	6,788,203	$16.68
Granted	3,085,077	28.70	3,136,086	28.20	4,398,660	24.05
Vested	(2,931,820)	20.97	(2,552,979)	20.15	(1,862,228)	18.71
Cancelled	(212,809)	25.01	(398,839)	22.20	(513,608)	20.00
Outstanding at end of period	8,935,743 (a)	$25.04	8,995,295	$22.46	8,811,027	$19.74

(a) Includes maximum number of shares to be received by participants under awards that are based on the achievement of certain future performance criteria by the Company.

The total fair value of shares vested was $86 million, $72 million and $44 million for 2012, 2011 and 2010, respectively. Stock-based compensation expense was $129 million, $118 million and $113 million for 2012, 2011 and 2010, respectively. On an after-tax basis, stock-based compensation was $80 million, $73 million and $70 million for 2012, 2011 and 2010, respectively. As of December 31, 2012, there was $151 million of total unrecognized compensation cost related to nonvested share-based arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 2.4 years as compensation expense.

NOTE 18 Income Taxes

The components of income tax expense were:

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Federal			
Current	$1,853	$ 907	$1,105
Deferred	45	689	(339)
Federal income tax	1,898	1,596	766
State			
Current	334	186	200
Deferred	4	59	(31)
State income tax	338	245	169
Total income tax provision	$2,236	$1,841	$ 935

A reconciliation of expected income tax expense at the federal statutory rate of 35 percent to the Company's applicable income tax expense follows:

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Tax at statutory rate	$2,704	$2,320	$1,470
State income tax, at statutory rates, net of federal tax benefit	220	159	110
Tax effect of			
Tax credits, net of related expenses	(479)	(458)	(462)
Tax-exempt income	(219)	(226)	(214)
Noncontrolling interests	55	29	18
Other items	(45)	17	13
Applicable income taxes	$2,236	$1,841	$ 935

The tax effects of fair value adjustments on securities available-for-sale, derivative instruments in cash flow hedges, foreign currency translation adjustments, pension and post-retirement plans and certain tax benefits related to stock options are recorded directly to shareholders' equity as part of other comprehensive income (loss).

In preparing its tax returns, the Company is required to interpret complex tax laws and regulations and utilize income and cost allocation methods to determine its taxable income. On an ongoing basis, the Company is subject to examinations by federal, state, local and foreign taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved. Changes in income tax expense and associated liabilities related to the resolution of income tax examinations in 2012, 2011 and 2010 were not significant. Federal tax examinations for all years ending through December 31, 2008, are completed and resolved. The Company's tax returns for the years ended December 31, 2009 and 2010 are under examination by the Internal Revenue Service. The years open to examination by state and local government authorities vary by jurisdiction.

A reconciliation of the changes in the federal, state and foreign unrecognized tax position balances are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Balance at beginning of period	$ 479	$532	$440
Additions for tax positions taken in prior years	73	24	116
Additions for tax positions taken in the current year	5	2	30
Exam resolutions	(245)	(70)	–
Statute expirations	(10)	(9)	(54)
Balance at end of period	$ 302	$479	$532

The total amount of unrecognized tax positions that, if recognized, would impact the effective income tax rate as of December 31, 2012, 2011 and 2010, were $240 million, $220 million and $253 million, respectively. The change in unrecognized tax position balances in 2012 from exam resolutions relates to determination of the timing of deductions for losses on various securities and debt obligations. The Company classifies interest and penalties related to unrecognized tax positions as a component of income tax expense. At December 31, 2012, the Company's uncertain tax position balances included $39 million in accrued interest. During the years ended December 31, 2012,

2011 and 2010 the Company recorded approximately $(8) million, $(2) million and $(6) million, respectively, in interest on unrecognized tax positions.

Deferred income tax assets and liabilities reflect the tax effect of estimated temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The significant components of the Company's net deferred tax asset (liability) as of December 31 were:

(Dollars in Millions)	2012	2011
Deferred Tax Assets		
Allowance for credit losses	$ 1,756	$ 1,872
Pension and postretirement benefits	523	281
Accrued expenses	476	399
Stock compensation	183	203
Federal, state and foreign net operating loss carryforwards	60	26
Securities available-for-sale and financial instruments	–	85
Partnerships and other investment assets	395	571
Other deferred tax assets, net	180	96
Gross deferred tax assets	3,573	3,533
Deferred Tax Liabilities		
Leasing activities	(2,792)	(3,048)
Goodwill and other intangible assets	(565)	(517)
Mortgage servicing rights	(490)	(522)
Securities available-for-sale and financial instruments	(232)	–
Loans	(168)	(175)
Fixed assets	(201)	(169)
Other deferred tax liabilities, net	(361)	(176)
Gross deferred tax liabilities	(4,809)	(4,607)
Valuation allowance	(84)	(51)
Net Deferred Tax Asset (Liability)	$(1,320)	$(1,125)

The Company has approximately $723 million of federal, state and foreign net operating loss carryforwards which expire at various times through 2032. Limitations on the ability to realize these carryforwards is reflected in the associated valuation allowance. Management has determined it is more likely than not the other net deferred tax assets could be realized through carry back to taxable income in prior years, future reversals of existing taxable temporary differences and future taxable income.

At December 31, 2012, retained earnings included approximately $102 million of base year reserves of acquired thrift institutions, for which no deferred federal income tax liability has been recognized. These base year reserves would be recaptured if the Company's banking subsidiaries cease to qualify as a bank for federal income tax purposes. The base year reserves also remain subject to income tax penalty provisions that, in general, require recapture upon certain stock redemptions of, and excess distributions to, stockholders.

NOTE 19 Derivative Instruments

The Company recognizes all derivatives in the Consolidated Balance Sheet at fair value in other assets or in other liabilities. On the date the Company enters into a derivative contract, the derivative is designated as either a hedge of the fair value of a recognized asset or liability ("fair value hedge"); a hedge of a forecasted transaction or the variability of cash flows to be paid related to a recognized asset or liability ("cash flow hedge"); a hedge of the volatility of an investment in foreign operations driven by changes in foreign currency exchange rates ("net investment hedge"); or a designation is not made as it is a customer-related transaction, an economic hedge for asset/liability risk management purposes or another stand-alone derivative created through the Company's operations ("free-standing derivative").

The following table provides information on the fair value of the Company's derivative positions as of December 31:

(Dollars in Millions)	2012		2011	
	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Total fair value of derivative positions	$1,806	$ 2,183	$1,913	$ 2,554
Netting (a)	(418)	(1,549)	(294)	(1,889)
Total	$1,388	$ 634	$1,619	$ 665

(a) Represents netting of derivative asset and liability balances, and related collateral, with the same counterparty subject to master netting agreements. At December 31, 2012, the amount of collateral posted by counterparties, consisting primarily of cash and money market investments, that was netted against derivative assets was $84 million and the amount of cash collateral posted by the Company that was netted against derivative liabilities was $1.2 billion, compared with $88 million and $1.7 billion, respectively, at December 31, 2011.

Of the Company's $62.0 billion of total notional amount of asset and liability management positions at December 31, 2012, $12.8 billion was designated as a fair value, cash flow or net investment hedge. When a derivative is designated as a fair value, cash flow or net investment hedge, the Company performs an assessment, at inception and, at a minimum, quarterly thereafter, to determine the effectiveness of the derivative in offsetting changes in the value or cash flows of the hedged item(s).

Fair Value Hedges These derivatives are primarily interest rate swaps that hedge the change in fair value related to interest rate changes of underlying fixed-rate debt and junior subordinated debentures. Changes in the fair value of derivatives designated as fair value hedges, and changes in the fair value of the hedged items, are recorded in earnings. All fair value hedges were highly effective for the year ended December 31, 2012, and the change in fair value attributed to hedge ineffectiveness was not material.

Cash Flow Hedges These derivatives are interest rate swaps that are hedges of the forecasted cash flows from the underlying variable-rate loans and debt. Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income (loss) until the cash flows of the hedged items are realized. If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in other comprehensive income (loss) is reported in earnings immediately, unless the forecasted transaction is at least reasonably possible of occurring, whereby the amounts within other comprehensive income (loss) remain. At December 31, 2012, the Company had $404 million (net-of-tax) of realized and unrealized losses on derivatives classified as cash flow hedges recorded in other comprehensive income (loss), compared with $489 million (net-of-tax) at December 31, 2011. The estimated amount to be reclassified from other comprehensive income (loss) into earnings during the next 12 months is a loss of $133 million (net-of-tax). This amount includes gains and losses related to hedges that were terminated early for which the forecasted transactions are still probable. All cash flow hedges were highly effective for the year ended December 31, 2012, and the change in fair value attributed to hedge ineffectiveness was not material.

Net Investment Hedges The Company uses forward commitments to sell specified amounts of certain foreign currencies, and occasionally non-derivative debt instruments, to hedge the volatility of its investment in foreign operations driven by fluctuations in foreign currency exchange rates. The ineffectiveness on all net investment hedges was not material for the year ended December 31, 2012. There were no non-derivative debt instruments designated as net investment hedges at December 31, 2012 or 2011.

Other Derivative Positions The Company enters into free-standing derivatives to mitigate interest rate risk and for other risk management purposes. These derivatives include forward commitments to sell to-be-announced securities ("TBAs") and other commitments to sell residential mortgage loans, which are used to economically hedge the interest rate risk related to residential mortgage loans held for sale and unfunded mortgage loan commitments. The Company also enters into interest rate swaps, forward commitments to buy TBAs, U.S. Treasury futures and options on U.S. Treasury futures to economically hedge the change in the fair value of the Company's MSRs. The Company also enters into foreign currency forwards to economically hedge remeasurement gains and losses the Company recognizes on foreign currency denominated assets and liabilities. In addition, the Company acts as a seller and buyer of interest rate derivatives and foreign exchange contracts for its customers. To mitigate the market and liquidity risk associated with these customer derivatives, the Company enters into similar offsetting positions with broker-dealers. The Company also has derivative contracts that are created through its operations, including commitments to originate mortgage loans held for sale and certain derivative financial guarantee contracts.

For additional information on the Company's purpose for entering into derivative transactions and its overall risk management strategies, refer to "Management Discussion and Analysis — Use of Derivatives to Manage Interest Rate and Other Risks" which is incorporated by reference into these Notes to Consolidated Financial Statements.

The following table summarizes the asset and liability management derivative positions of the Company:

(Dollars in Millions)	Asset Derivatives Notional Value	Asset Derivatives Fair Value	Asset Derivatives Weighted-Average Remaining Maturity In Years	Liability Derivatives Notional Value	Liability Derivatives Fair Value	Liability Derivatives Weighted-Average Remaining Maturity In Years
December 31, 2012						
Fair value hedges						
Interest rate contracts						
Receive fixed/pay floating swaps	$ 500	$ 30	3.09	$ –	$ –	–
Cash flow hedges						
Interest rate contracts						
Pay fixed/receive floating swaps	32	–	9.88	4,528	718	3.79
Receive fixed/pay floating swaps	7,000	45	1.84	–	–	–
Net investment hedges						
Foreign exchange forward contracts	758	1	.07	–	–	–
Other economic hedges						
Interest rate contracts						
Futures and forwards						
Buy	11,164	138	.07	2,921	13	.04
Sell	6,299	18	.11	12,223	57	.09
Options						
Purchased	2,435	–	.07	–	–	–
Written	4,991	123	.12	4	–	.06
Receive fixed/pay floating swaps	350	1	10.21	3,775	14	10.21
Foreign exchange forward contracts	618	4	.03	1,383	6	.01
Equity contracts	31	–	2.80	27	–	2.46
Credit contracts	1,056	3	4.56	1,947	10	3.11
December 31, 2011						
Fair value hedges						
Interest rate contracts						
Receive fixed/pay floating swaps	500	27	4.09	–	–	–
Foreign exchange cross-currency swaps	688	17	5.17	432	23	5.17
Cash flow hedges						
Interest rate contracts						
Pay fixed/receive floating swaps	–	–	–	4,788	803	4.03
Receive fixed/pay floating swaps	750	–	2.75	6,250	6	2.86
Net investment hedges						
Foreign exchange forward contracts	708	4	.08	–	–	–
Other economic hedges						
Interest rate contracts						
Futures and forwards						
Buy	14,270	150	.07	29	–	.12
Sell	231	1	.15	14,415	134	.11
Options						
Purchased	1,250	–	.07	–	–	–
Written	4,421	80	.10	11	1	.13
Receive fixed/pay floating swaps	2,625	9	10.21	–	–	–
Foreign exchange forward contracts	307	1	.08	1,414	11	.08
Equity contracts	54	1	1.05	10	–	.64
Credit contracts	800	7	3.71	1,600	8	3.59

The following table summarizes the customer-related derivative positions of the Company:

(Dollars in Millions)	Asset Derivatives			Liability Derivatives		
	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years
December 31, 2012						
Interest rate contracts						
Receive fixed/pay floating swaps	$16,671	$1,085	4.78	$ 1,090	$ 15	9.30
Pay fixed/receive floating swaps	928	14	11.12	16,923	1,042	4.74
Options						
Purchased	3,046	16	5.24	28	–	4.42
Written	286	–	.75	2,788	16	5.68
Foreign exchange rate contracts						
Forwards, spots and swaps (a)	12,186	322	.43	11,861	286	.44
Options						
Purchased	323	6	.55	–	–	–
Written	–	–	–	323	6	.55
December 31, 2011						
Interest rate contracts						
Receive fixed/pay floating swaps	16,230	1,216	4.98	523	1	2.52
Pay fixed/receive floating swaps	99	–	1.81	16,206	1,182	5.10
Options						
Purchased	2,660	26	6.11	–	–	–
Written	–	–	–	2,660	26	6.11
Foreign exchange rate contracts						
Forwards, spots and swaps (a)	7,936	369	.54	7,731	354	.54
Options						
Purchased	127	5	.41	–	–	–
Written	–	–	–	127	5	.41

(a) Reflects the net of long and short positions.

The table below shows the effective portion of the gains (losses) recognized in other comprehensive income (loss) and the gains (losses) reclassified from other comprehensive income (loss) into earnings (net-of-tax) for the years ended December 31:

(Dollars in Millions)	Gains (Losses) Recognized in Other Comprehensive Income (Loss)			Gains (Losses) Reclassified from Other Comprehensive Income (Loss) into Earnings		
	2012	2011	2010	2012	2011	2010
Asset and Liability Management Positions						
Cash flow hedges						
Interest rate contracts (a)	$(46)	$(213)	$(235)	$(131)	$(138)	$(148)
Net investment hedges						
Foreign exchange forward contracts	(19)	34	(25)	–	–	–
Non-derivative debt instruments	20	–	–	–	–	–

Note: Ineffectiveness on cash flow and net investment hedges was not material for the years ended December 31, 2012, 2011 and 2010.
(a) Gains (Losses) reclassified from other comprehensive income (loss) into interest income on loans and interest expense on long-term debt.

The table below shows the gains (losses) recognized in earnings for fair value hedges, other economic hedges and the customer-related positions for the years ended December 31:

(Dollars in Millions)	Location of Gains (Losses) Recognized in Earnings	2012	2011	2010
Asset and Liability Management Positions				
Fair value hedges (a)				
Interest rate contracts	Other noninterest income	$ 3	$ (36)	$ (31)
Foreign exchange cross-currency swaps	Other noninterest income	42	(69)	(193)
Other economic hedges				
Interest rate contracts				
Futures and forwards	Mortgage banking revenue	437	23	831
Purchased and written options	Mortgage banking revenue	854	456	425
Receive fixed/pay floating swaps	Mortgage banking revenue	175	518	–
Pay fixed/receive floating swaps	Mortgage banking revenue	–	1	–
Foreign exchange forward contracts	Commercial products revenue	(63)	(81)	(16)
Equity contracts	Compensation expense	2	1	1
Credit contracts	Other noninterest income/expense	(8)	–	(6)
Customer-Related Positions				
Interest rate contracts				
Receive fixed/pay floating swaps	Other noninterest income	(118)	302	201
Pay fixed/receive floating swaps	Other noninterest income	124	(317)	(196)
Purchased and written options	Other noninterest income	–	–	1
Foreign exchange rate contracts				
Forwards, spots and swaps	Commercial products revenue	50	53	49
Purchased and written options	Commercial products revenue	–	–	1

(a) Gains (Losses) on items hedged by interest rate contracts and foreign exchange forward contracts, included in noninterest income (expense), were $(3) million and $(44) million for the year ended December 31, 2012, respectively, $29 million and $72 million for the year ended December 31, 2011, respectively, and $35 million and $193 million for the year ended December 31, 2010, respectively. The ineffective portion was immaterial for the years ended December 31, 2012, 2011 and 2010.

Derivatives are subject to credit risk associated with counterparties to the derivative contracts. The Company measures that credit risk using a credit valuation adjustment and includes it within the fair value of the derivative. The Company manages counterparty credit risk through diversification of its derivative positions among various counterparties, by entering into master netting agreements and, where possible, by requiring collateral agreements. A master netting agreement allows two counterparties, who have multiple derivative contracts with each other, the ability to net settle amounts under all contracts, including any related collateral posted, through a single payment and in a single currency. Collateral agreements require the counterparty to post, on a daily basis, collateral (typically cash or money market investments) equal to the Company's net derivative receivable. For highly-rated counterparties, the agreements may include minimum dollar posting thresholds, but allow for the Company to call for immediate, full collateral coverage when credit-rating thresholds are triggered by counterparties.

The Company's collateral agreements are bilateral and, therefore, contain provisions that require collateralization of the Company's net liability derivative positions. Required collateral coverage is based on certain net liability thresholds and contingent upon the Company's credit rating from two of the nationally recognized statistical rating organizations. If the Company's credit rating were to fall below credit ratings thresholds established in the collateral agreements, the counterparties to the derivatives could request immediate full collateral coverage for derivatives in net liability positions. The aggregate fair value of all derivatives under collateral agreements that were in a net liability position at December 31, 2012, was $1.6 billion. At December 31, 2012, the Company had $1.2 billion of cash posted as collateral against this net liability position.

NOTE 20 Fair Values of Assets and Liabilities

The Company uses fair value measurements for the initial recording of certain assets and liabilities, periodic remeasurement of certain assets and liabilities, and disclosures. Derivatives, trading and available-for-sale investment securities, certain mortgage loans held for sale ("MLHFS") and MSRs are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-fair value accounting or impairment write-downs of individual assets.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement reflects all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of nonperformance.

The Company groups its assets and liabilities measured at fair value into a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value. This hierarchy is based on whether the valuation inputs are observable or unobservable. These levels are:

- Level 1 — Quoted prices in active markets for identical assets or liabilities. Level 1 includes U.S. Treasury and exchange-traded instruments.
- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 includes debt securities that are traded less frequently than exchange-traded instruments and which are typically valued using third party pricing services; derivative contracts and other assets and liabilities, including securities, whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data; and MLHFS whose values are determined using quoted prices for similar assets or pricing models with inputs that are observable in the market or can be corroborated by observable market data.
- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category includes MSRs, certain debt securities and certain derivative contracts.

When the Company changes its valuation inputs for measuring financial assets and financial liabilities at fair value, either due to changes in current market conditions or other factors, it may need to transfer those assets or liabilities to another level in the hierarchy based on the new inputs used. The Company recognizes these transfers at the end of the reporting period that the transfers occur. During the years ended December 31, 2012, 2011 and 2010, there were no transfers of financial assets or financial liabilities between the hierarchy levels.

The Company has processes and controls in place to increase the reliability of estimates it makes in determining fair value measurements. Items quoted on an exchange are verified to the quoted price. Items provided by a third party pricing service are subject to price verification procedures as discussed in more detail in the specific valuation discussions provided in the section that follows. For fair value measurements modeled internally, the Company's valuation models are subject to the Company's Model Risk Governance Policy and Program, as maintained by the Company's credit administration department. The purpose of model validation is to assess the accuracy of the models' input, processing, and reporting components. All models are required to be independently reviewed and approved prior to being placed in use, and are subject to formal change control procedures. Under the Company's Model Risk Governance Policy, models are required to be reviewed at least annually to ensure they are operating as intended. Inputs into the models are market observable inputs whenever available. When market observable inputs are not available, the inputs are developed based upon analysis of historical experience and evaluation of other relevant market data. Significant unobservable model inputs are subject to review by senior management in corporate functions, who are independent from the modeling. Significant unobservable model inputs are also compared to actual results, typically on a quarterly basis. Significant Level 3 fair value measurements are also subject to corporate-level review and are benchmarked to market transactions or other market data, when available. Additional discussion of processes and controls are provided in the valuation methodologies section that follows.

The following section describes the valuation methodologies used by the Company to measure financial assets and liabilities at fair value and for estimating fair value for financial instruments not recorded at fair value as required under disclosure guidance related to the fair value of financial instruments. In addition, the following section includes an indication of the level of the fair value hierarchy in which the assets or liabilities are classified. Where appropriate, the description includes information about the valuation models and key inputs to those models. During 2012, 2011 and 2010, there were no significant changes to the valuation techniques used by the Company to measure fair value.

Cash and Due From Banks The carrying value of cash and due from banks approximate fair value and are classified within Level 1. Fair value is provided for disclosure purposes only.

Federal Funds Sold and Securities Purchased Under Resale Agreements The carrying value of federal funds sold and securities purchased under resale agreements approximate fair value because of the relatively short time between the origination of the instrument and its expected realization and are classified within Level 2. Fair value is provided for disclosure purposes only.

Investment Securities When quoted market prices for identical securities are available in an active market, these prices are used to determine fair value and these securities are classified within Level 1 of the fair value hierarchy. Level 1 investment securities are predominantly U.S. Treasury securities.

For other securities, quoted market prices may not be readily available for the specific securities. When possible, the Company determines fair value based on market observable information, including quoted market prices for similar securities, inactive transaction prices, and broker quotes. These securities are classified within Level 2 of the fair value hierarchy. Level 2 valuations are generally provided by a third party pricing service. The Company reviews the valuation methodologies utilized by the pricing service and, on a quarterly basis, reviews the security level prices provided by the pricing service against management's expectation of fair value, based on changes in various benchmarks and market knowledge from recent trading activity. Additionally, each quarter, the Company validates the fair value provided by the pricing services by comparing them to recent observable market trades (where available), broker provided quotes, or other independent secondary pricing sources. Prices obtained from the pricing service are adjusted if they are found to be inconsistent with observable market data. Level 2 investment securities are predominantly agency mortgage-backed securities, certain other asset-backed securities, municipal securities, corporate debt securities, agency debt securities and perpetual preferred securities.

The fair value of securities for which there are no market trades, or where trading is inactive as compared to normal market activity, are classified within Level 3 of the fair value hierarchy. The Company determines the fair value of these securities using a discounted cash flow methodology and incorporating observable market information, where available. These valuations are modeled by a unit within the Company's treasury department. The valuations use assumptions regarding housing prices, interest rates and borrower performance. Inputs are refined and updated at least quarterly to reflect market developments and actual performance. The primary valuation drivers of these securities are the prepayment rates, default rates and default severities associated with the underlying collateral, as well as the discount rate used to calculate the present value of the projected cash flows. Level 3 fair values, including the assumptions used, are subject to review by senior management in corporate functions, who are independent from the modeling. The fair value measurements are also compared to fair values provided by third party pricing services, where available. Securities classified within Level 3 include non-agency mortgage-backed securities, non-agency commercial mortgage-backed securities, certain asset-backed securities, certain collateralized debt obligations and collateralized loan obligations, certain corporate debt securities and SIV-related securities.

Mortgage Loans Held For Sale MLHFS measured at fair value, for which an active secondary market and readily available market prices exist, are initially valued at the transaction price and are subsequently valued by comparison to instruments with similar collateral and risk profiles. MLHFS are classified within Level 2. Included in mortgage banking revenue was a $287 million net gain, a $15 million net gain and a $125 million net loss, for the years ended December 31, 2012, 2011 and 2010, respectively, from the changes to fair value of these MLHFS under fair value option accounting guidance. Changes in fair value due to instrument specific credit risk were immaterial. Interest income for MLHFS is measured based on contractual interest rates and reported as interest income in the Consolidated Statement of Income. Electing to measure MLHFS at fair value reduces certain timing differences and better matches changes in fair value of these assets with changes in the value of the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting.

Loans The loan portfolio includes adjustable and fixed-rate loans, the fair value of which was estimated using discounted cash flow analyses and other valuation techniques. The expected cash flows of loans considered historical prepayment experiences and estimated credit losses and were discounted using current rates offered to borrowers of similar credit characteristics. Generally, loan fair values reflect Level 3 information. Fair value is provided for disclosure purposes only, with the exception of impaired collateral-based loans that are measured at fair value on a non-recurring basis utilizing the underlying collateral fair value.

Mortgage Servicing Rights MSRs are valued using a discounted cash flow methodology. Accordingly, MSRs are classified within Level 3. The Company determines fair value by estimating the present value of the asset's future cash flows using prepayment rates, discount rates, and other assumptions. The MSR valuations, as well as the assumptions used, are developed by the mortgage banking division and are subject to review by senior management in corporate functions, who are independent from the modeling. The MSR valuations and assumptions are validated through comparison to trade information and industry surveys when available, and are also compared to independent third party valuations each quarter. Risks inherent in MSR valuation include higher than expected prepayment rates and/or delayed receipt of cash flows. There is minimal market activity for MSRs, therefore the determination of fair value requires significant management judgment. Refer to Note 9 for further information on MSR valuation assumptions.

Derivatives The majority of derivatives held by the Company are executed over-the-counter and are valued using standard cash flow, Black-Derman-Toy and Monte Carlo valuation techniques. The models incorporate inputs, depending on the type of derivative, including interest rate curves, foreign exchange rates and volatility. In addition, all derivative values incorporate an assessment of the risk of counterparty nonperformance, measured based on the Company's evaluation of credit risk as well as external assessments of credit risk, where available. The Company monitors and manages its nonperformance risk by considering its ability to net derivative positions under master netting agreements, as well as collateral received or provided under collateral support agreements. Accordingly, the Company has elected to measure the fair value of derivatives, at a counterparty level, on a net basis. The majority of the derivatives are classified within Level 2 of the fair value hierarchy, as the significant inputs to the models, including nonperformance risk, are observable. However, certain derivative transactions are with counterparties where risk of nonperformance cannot be observed in the market, and therefore the credit valuation adjustments result in these derivatives being classified within Level 3 of the fair value hierarchy. The credit valuation adjustments for nonperformance risk are determined by the Company's treasury department using credit assumptions provided by credit administration. The credit assumptions are compared to actual results quarterly and are recalibrated as appropriate.

The Company also has commitments to sell, purchase and originate mortgage loans that meet the accounting requirements of a derivative. These mortgage loan commitments are valued by pricing models that include market observable and unobservable inputs, which result in the commitments being classified within Level 3 of the fair value hierarchy. The unobservable inputs include assumptions about the percentage of commitments that actually become a closed loan and the MSR value that is inherent in the underlying loan value, both of which are developed by the Company's mortgage banking division. The closed loan percentages for the mortgage loan commitments are monitored on an on-going basis, as these percentages are also used for the Company's economic hedging activities. The inherent MSR value for the commitments are generated by the same models used for the Company's MSRs and thus are subject to the same processes and controls as described for the MSRs above.

Other Financial Instruments Other financial instruments include cost method equity investments and community development and tax-advantaged related assets and liabilities. The majority of the Company's cost method equity investments are in Federal Home Loan Bank and Federal Reserve Bank stock, whose carrying amounts approximate their fair value and are classified within Level 2. Investments in private equity and other limited partnership funds are estimated using fund provided net asset values. These equity investments are classified within Level 3. Fair value is provided for disclosure purposes only.

Community development and tax-advantaged investments generate a return primarily through the realization of federal and state income tax credits, with a duration typically equal to the period that the tax credits are realized. Asset balances primarily represent the assets of the underlying community development and tax-advantaged entities the Company consolidated per applicable authoritative accounting guidance. Liabilities of the underlying consolidated entities were included in long-term debt. The carrying value of the asset balances are a reasonable estimate of fair value and are classified within Level 3. Refer to Note 7 for further information on community development and tax-advantaged related assets and liabilities. Fair value is provided for disclosure purposes only.

Deposit Liabilities The fair value of demand deposits, savings accounts and certain money market deposits is equal to the amount payable on demand. The fair value of fixed-rate certificates of deposit was estimated by discounting the contractual cash flow using current market rates. Deposit liabilities are classified within Level 2. Fair value is provided for disclosure purposes only.

Short-term Borrowings Federal funds purchased, securities sold under agreements to repurchase, commercial paper and other short-term funds borrowed have floating rates or short-term maturities. The fair value of short-term borrowings was determined by discounting contractual cash flows using current market rates. Short-term borrowings are classified within Level 2. Fair value is provided for disclosure purposes only.

Long-term Debt The fair value for most long-term debt was determined by discounting contractual cash flows using current market rates. Junior subordinated debt instruments were valued using market quotes. Long-term debt is classified within Level 2. Fair value is provided for disclosure purposes only.

Loan Commitments, Letters of Credit and Guarantees The fair value of commitments, letters of credit and guarantees represents the estimated costs to terminate or otherwise settle the obligations with a third party. Other loan commitments, letters of credit and guarantees are not actively traded, and the Company estimates their fair value based on the related amount of unamortized deferred commitment fees adjusted for the probable losses for these arrangements. These arrangements are classified within Level 3. Fair value is provided for disclosure purposes only.

Significant Unobservable Inputs of Level 3 Assets and Liabilities

The following section provides information on the significant inputs used by the Company to determine the fair value measurements of Level 3 assets and liabilities recorded at fair value on the Consolidated Balance Sheet. In addition, the following section includes a discussion of the sensitivity of the fair value measurements to changes in the significant inputs and a description of any interrelationships between these inputs for Level 3 assets and liabilities recorded at fair value on a recurring basis. The discussion below excludes nonrecurring fair value measurements of collateral value used for impairment measures for loans and other real estate owned. These valuations utilize third party appraisal or broker price opinions, and are classified as Level 3 due to the significant judgment involved.

Available-For-Sale Investment Securities The significant unobservable inputs used in the fair value measurement of the Company's modeled Level 3 available-for-sale investment securities are prepayment rates, probability of default and loss severities associated with the underlying collateral, as well as the discount margin used to calculate the present value of the projected cash flows. Increases in prepayment rates for Level 3 securities will typically result in higher fair values, as increased prepayment rates accelerate the receipt of expected cash flows and reduce exposure to credit losses. Increases in the probability of default and loss severities will result in lower fair values, as these increases reduce expected cash flows. Discount margin is the Company's estimate of the current market spread above the respective benchmark rate. Higher discount margin will result in lower fair values, as it reduces the present value of the expected cash flows.

Prepayment rates generally move in the opposite direction of market interest rates. In the current environment, an increase in the probability of default will generally be accompanied with an increase in loss severity, as both are impacted by underlying collateral values. Discount margins are influenced by market expectations about the security's collateral performance, and therefore may directionally move with probability and severity of default; however, discount margins are also impacted by broader market forces, such as competing investment yields, sector liquidity, economic news, and other macroeconomic factors.

The following table shows the significant valuation assumption ranges for Level 3 available-for-sale investment securities at December 31, 2012:

	Minimum	Maximum	Average
Residential Prime Non-Agency Mortgage-Backed Securities (a)			
Estimated lifetime prepayment rates	5%	22%	13%
Lifetime probability of default rates	–	6	3
Lifetime loss severity rates	25	70	43
Discount margin	2	6	4
Residential Non-Prime Non-Agency Mortgage-Backed Securities (b)			
Estimated lifetime prepayment rates	2%	10%	6%
Lifetime probability of default rates	3	10	7
Lifetime loss severity rates	15	70	54
Discount margin	2	7	5
Other Asset-Backed Securities			
Estimated lifetime prepayment rates	6%	6%	6%
Lifetime probability of default rates	4	4	4
Lifetime loss severity rates	40	40	40
Discount margin	18	18	18

(a) Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).

(b) Includes all securities not meeting the conditions to be designated as prime.

Mortgage Servicing Rights The significant unobservable inputs used in the fair value measurement of the Company's MSRs are expected prepayments and the discount rate used to calculate the present value of the projected cash flows. Significant increases in either of these inputs in isolation would result in a significantly lower fair value measurement. Significant decreases in either of these inputs in isolation would result in a significantly higher fair value measurement. There is no direct interrelationship between prepayments and discount rate. Prepayment rates generally move in the opposite direction of market interest rates. Discount rates are generally impacted by changes in market return requirements.

The following table shows the significant valuation assumption ranges for MSRs at December 31, 2012:

	Minimum	Maximum	Average
Expected prepayment	13%	28%	20%
Discount rate	10	14	10

Derivatives The Company has two distinct Level 3 derivative portfolios: (i) the Company's commitments to sell, purchase and originate mortgage loans that meet the requirements of a derivative, and (ii) the Company's asset/liability and customer-related derivatives that are Level 3 due to unobservable inputs related to measurement of risk of nonperformance by the counterparty.

The significant unobservable inputs used in the fair value measurement of the Company's derivative commitments to sell, purchase and originate mortgage loans are the percentage of commitments that actually become a closed loan and the MSR value that is inherent in the underlying loan value. A significant increase in the rate of loans that close would result in a larger derivative asset or liability. A significant increase in the inherent MSR value would result in an increase in the derivative asset or a reduction in the derivative liability. Expected loan close rates and the inherent MSR values are directly impacted by changes in market rates and will generally move in the same direction as interest rates.

The following table shows the significant valuation assumption ranges for the Company's derivative commitments to sell, purchase and originate mortgage loans at December 31, 2012:

	Minimum	Maximum	Average
Expected loan close rate	17%	100%	79%
Inherent MSR value (basis points per loan)	54	192	109

The significant unobservable input used in the fair value measurement of certain of the Company's asset/liability and customer-related derivatives is the credit valuation adjustment related to the risk of counterparty nonperformance. A significant increase in the credit valuation adjustment would result in a lower fair value measurement. A significant decrease in the credit valuation adjustment would result in a higher fair value measurement. The credit valuation adjustment is impacted by changes in the Company's assessment of the counterparty's credit position. At December 31, 2012, the minimum, maximum and average credit valuation adjustment as a percentage of the derivative contract fair value prior to adjustment was 0 percent, 90 percent and 7 percent, respectively.

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis:

(Dollars in Millions)	Level 1	Level 2	Level 3	Netting	Total
December 31, 2012					
Available-for-sale securities					
U.S. Treasury and agencies	$491	$ 735	$ –	$ –	$ 1,226
Mortgage-backed securities					
Residential					
Agency	–	29,495	–	–	29,495
Non-agency					
Prime (a)	–	–	624	–	624
Non-prime (b)	–	–	355	–	355
Commercial					
Agency	–	193	–	–	193
Asset-backed securities					
Collateralized debt obligations/Collateralized loan obligations	–	42	–	–	42
Other	–	577	15	–	592
Obligations of state and political subdivisions	–	6,455	–	–	6,455
Obligations of foreign governments	–	6	–	–	6
Corporate debt securities	–	722	9	–	731
Perpetual preferred securities	–	218	–	–	218
Other investments	187	15	–	–	202
Total available-for-sale	678	38,458	1,003	–	40,139
Mortgage loans held for sale	–	7,957	–	–	7,957
Mortgage servicing rights	–	–	1,700	–	1,700
Derivative assets	–	572	1,234	(418)	1,388
Other assets	94	386	–	–	480
Total	$772	$47,373	$3,937	$ (418)	$51,664
Derivative liabilities	$ –	$ 2,128	$ 55	$(1,549)	$ 634
Short-term borrowings (c)	50	351	–	–	401
Total	$ 50	$ 2,479	$ 55	$(1,549)	$ 1,035
December 31, 2011					
Available-for-sale securities					
U.S. Treasury and agencies	$562	$ 495	$ –	$ –	$ 1,057
Mortgage-backed securities					
Residential					
Agency	–	40,314	–	–	40,314
Non-agency					
Prime (a)	–	–	803	–	803
Non-prime (b)	–	–	802	–	802
Commercial					
Agency	–	140	–	–	140
Non-agency	–	–	42	–	42
Asset-backed securities					
Collateralized debt obligations/Collateralized loan obligations	–	86	120	–	206
Other	–	564	117	–	681
Obligations of state and political subdivisions	–	6,539	–	–	6,539
Obligations of foreign governments	–	6	–	–	6
Corporate debt securities	–	818	9	–	827
Perpetual preferred securities	–	318	–	–	318
Other investments	193	9	–	–	202
Total available-for-sale	755	49,289	1,893	–	51,937
Mortgage loans held for sale	–	6,925	–	–	6,925
Mortgage servicing rights	–	–	1,519	–	1,519
Derivative assets	–	632	1,281	(294)	1,619
Other assets	146	467	–	–	613
Total	$901	$57,313	$4,693	$ (294)	$62,613
Derivative liabilities	$ –	$ 2,501	$ 53	$(1,889)	$ 665
Short-term borrowings (c)	75	538	–	–	613
Total	$ 75	$ 3,039	$ 53	$(1,889)	$ 1,278

(a) *Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).*

(b) *Includes all securities not meeting the conditions to be designated as prime.*

(c) *Represents the Company's obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.*

The following table presents the changes in fair value for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2012 and 2011:

(Dollars in Millions)	Beginning of Period Balance	Net Gains (Losses) Included in Net Income	Net Gains (Losses) Included in Other Comprehensive Income (Loss)	Purchases	Sales	Principal Payments	Issuances	Settlements	End of Period Balance	Net Change in Unrealized Gains (Losses) Relating to Assets Still Held at End of Period
2012										
Available-for-sale securities										
Mortgage-backed securities										
Residential non-agency										
Prime (a)	$ 803	$ (10)	$ 91	$ –	$(109)	$(151)	$ –	$ –	$ 624	$ 65
Non-prime (b)	802	(24)	228	–	(562)	(89)	–	–	355	80
Commercial non-agency	42	1	–	–	(38)	(5)	–	–	–	–
Asset-backed securities										
Collateralized debt obligations/ Collateralized loan obligations	120	13	(8)	–	(104)	(21)	–	–	–	–
Other	117	7	–	3	(93)	(19)	–	–	15	2
Corporate debt securities	9	–	–	–	–	–	–	–	9	–
Total available-for-sale	1,893	(13) (c)	311 (f)	3	(906)	(285)	–	–	1,003	147
Mortgage servicing rights	1,519	(818) (d)	–	42	–	–	957 (g)	–	1,700	(818) (d)
Net derivative assets and liabilities	1,228	2,398 (e)	–	3	(5)	–	–	(2,445)	1,179	(2,068) (h)
2011										
Available-for-sale securities										
Mortgage-backed securities										
Residential non-agency										
Prime (a)	$1,103	$ 6	$ 4	$ –	$(115)	$(195)	$ –	$ –	$ 803	$ (4)
Non-prime (b)	947	(7)	1	–	(13)	(126)	–	–	802	1
Commercial non-agency	50	3	(3)	–	(4)	(4)	–	–	42	(2)
Asset-backed securities										
Collateralized debt obligations/ Collateralized loan obligations	135	13	5	–	–	(33)	–	–	120	5
Other	133	10	(7)	5	–	(24)	–	–	117	(7)
Corporate debt securities	9	–	–	–	–	–	–	–	9	–
Total available-for-sale	2,377	25 (i)	– (f)	5	(132)	(382)	–	–	1,893	(7)
Mortgage servicing rights	1,837	(972) (d)	–	35	–	–	619 (g)	–	1,519	(972) (d)
Net derivative assets and liabilities	851	1,550 (j)	–	1	(8)	–	–	(1,166)	1,228	(383) (k)

(a) Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).

(b) Includes all securities not meeting the conditions to be designated as prime.

(c) Approximately $(47) million included in securities gains (losses) and $34 million included in interest income.

(d) Included in mortgage banking revenue.

(e) Approximately $359 million included in other noninterest income and $2.0 billion included in mortgage banking revenue.

(f) Included in changes in unrealized gains and losses on securities available-for-sale.

(g) Represents MSRs capitalized during the period.

(h) Approximately $109 million included in other noninterest income and $2.0 billion included in mortgage banking revenue.

(i) Approximately $(31) million included in securities gains (losses) and $56 million included in interest income.

(j) Approximately $716 million included in other noninterest income and $834 million included in mortgage banking revenue.

(k) Approximately $262 million included in other noninterest income and $(645) million included in mortgage banking revenue.

The following table presents the changes in fair value for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2010:

(Dollars in Millions)	Beginning of Period Balance	Net Gains (Losses) Included in Net Income	Net Gains (Losses) Included in Other Comprehensive Income (Loss)	Net Total Purchases, Sales Principal Payments, Issuances and Settlements	End of Period Balance	Net Change in Unrealized Gains (Losses) Relating to Assets Still Held at End of Period
Available-for-sale securities						
Mortgage-backed securities						
Residential non-agency						
Prime (a)	$1,429	$ 2	$ 82	$ (410)	$1,103	$ 76
Non-prime (b)	968	(47)	146	(120)	947	145
Commercial non-agency	13	2	3	32	50	3
Asset-backed securities						
Collateralized debt obligations/Collateralized loan obligations	98	7	–	30	135	4
Other	357	2	11	(237)	133	12
Corporate debt securities	10	(1)	–	–	9	–
Other investments	231	5	10	(246)	–	–
Total available-for-sale	3,106	(30) (c)	252 (f)	(951)	2,377	240
Mortgage servicing rights	1,749	(616) (d)	–	704	1,837	(616) (d)
Net derivative assets and liabilities	815	1,427 (e)	–	(1,391)	851	(318) (g)

(a) Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(b) Includes all securities not meeting the conditions to be designated as prime.
(c) Approximately $(91) million included in securities gains (losses) and $61 million included in interest income.
(d) Included in mortgage banking revenue.
(e) Approximately $632 million included in other noninterest income and $795 million included in mortgage banking revenue.
(f) Included in changes in unrealized gains and losses on securities available-for-sale.
(g) Approximately $483 million included in other noninterest income and $(801) million included in mortgage banking revenue.

The Company is also required periodically to measure certain other financial assets at fair value on a nonrecurring basis. These measurements of fair value usually result from the application of lower-of-cost-or-fair value accounting or write-downs of individual assets.

The following table summarizes the adjusted carrying values and the level of valuation assumptions for assets measured at fair value on a nonrecurring basis as of December 31:

	2012				2011			
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans (a)	$–	$–	$140	$140	$–	$–	$168	$168
Other assets (b)	–	–	194	194	–	–	310	310

(a) Represents the carrying value of loans for which adjustments were based on the fair value of the collateral, excluding loans fully charged-off.
(b) Primarily represents the fair value of foreclosed properties that were measured at fair value based on an appraisal or broker price opinion of the collateral subsequent to their initial acquisition.

The following table summarizes losses recognized related to nonrecurring fair value measurements of individual assets or portfolios for the years ended December 31:

(Dollars in Millions)	2012	2011	2010
Loans (a)	$ 68	$177	$363
Other assets (b)	160	316	309

(a) Represents write-downs of loans which were based on the fair value of the collateral, excluding loans fully charged-off.
(b) Primarily represents related losses of foreclosed properties that were measured at fair value subsequent to their initial acquisition.

Fair Value Option

The following table summarizes the differences between the aggregate fair value carrying amount of MLHFS for which the fair value option has been elected and the aggregate unpaid principal amount that the Company is contractually obligated to receive at maturity as of December 31:

	2012			2011		
(Dollars in Millions)	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal
Total loans	$7,957	$7,588	$369	$6,925	$6,635	$290
Nonaccrual loans	8	13	(5)	10	15	(5)
Loans 90 days or more past due	2	3	(1)	3	4	(1)

Disclosures about Fair Value of Financial Instruments

The following table summarizes the estimated fair value for financial instruments as of December 31, 2012 and 2011, and includes financial instruments that are not accounted for at fair value. In accordance with disclosure guidance related to fair values of financial instruments, the Company did not include assets and liabilities that are not financial instruments, such as the value of goodwill, long-term relationships with deposit, credit card, merchant processing and trust customers, other purchased intangibles, premises and equipment, deferred taxes and other liabilities. Additionally, in accordance with the disclosure guidance, insurance contracts and investments accounted for under the equity method are excluded.

The estimated fair values of the Company's financial instruments as of December 31, are shown in the table below:

	2012					2011	
		Fair Value					
(Dollars in Millions)	Carrying Amount	Level 1	Level 2	Level 3	Total	Carrying Amount	Fair Value
Financial Assets							
Cash and due from banks	$ 8,252	$8,252	$ –	$ –	$ 8,252	$ 13,962	$ 13,962
Federal funds sold and securities purchased under resale agreements	437	–	437	–	437	64	64
Investment securities held-to-maturity	34,389	2,984	31,845	123	34,952	18,877	19,216
Mortgages held for sale (a)	–	–	–	–	–	3	3
Other loans held for sale	19	–	–	19	19	228	228
Loans	218,905	–	–	220,494	220,494	205,082	206,646
Other financial instruments	7,367	–	1,228	6,157	7,385	6,095	6,140
Financial Liabilities							
Deposits	249,183	–	249,594	–	249,594	230,885	231,184
Short-term borrowings (b)	25,901	–	25,917	–	25,917	29,855	29,835
Long-term debt	25,516	–	26,205	–	26,205	31,953	32,664

(a) Balance excludes mortgages held for sale for which the fair value option under applicable accounting guidance was elected.
(b) Excludes the Company's obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.

The fair value of unfunded commitments, standby letters of credit and other guarantees is approximately equal to their carrying value. The carrying value of unfunded commitments and standby letters of credit was $415 million and $381 million at December 31, 2012 and 2011, respectively. The carrying value of other guarantees was $452 million and $359 million at December 31, 2012 and 2011, respectively.

NOTE 21 Guarantees and Contingent Liabilities

Visa Restructuring and Card Association Litigation The Company's payment services business issues and acquires credit and debit card transactions through the Visa U.S.A. Inc. card association or its affiliates (collectively "Visa"). In 2007, Visa completed a restructuring and issued shares of Visa Inc. common stock to its financial institution members in contemplation of its initial public offering ("IPO") completed in the first quarter of 2008 (the "Visa Reorganization"). As a part of the Visa Reorganization, the Company received its proportionate number of shares of Visa Inc. common stock, which were subsequently converted to Class B shares of Visa Inc. ("Class B shares"). Visa U.S.A. Inc. ("Visa U.S.A.") and MasterCard International (collectively, the "Card Associations") are defendants in antitrust lawsuits challenging the practices of the Card Associations (the "Visa Litigation"). Visa U.S.A. member banks have a contingent obligation to indemnify Visa Inc. under the Visa U.S.A. bylaws (which were modified at the time of the restructuring in October 2007) for potential losses arising from the Visa Litigation. The indemnification by the Visa U.S.A. member banks has no specific maximum amount.

Using proceeds from its IPO and through reductions to the conversion ratio applicable to the Class B shares held by Visa U.S.A. member banks, Visa Inc. has funded an escrow account for the benefit of member financial institutions to fund their indemnification obligations associated with the Visa Litigation. The receivable related to the escrow account is classified in other liabilities as a direct offset to the related Visa Litigation contingent liability. On October 19, 2012, Visa signed a settlement agreement to resolve class action claims associated with the multi-district interchange litigation, the largest of the remaining Visa Litigation matters. The settlement has not yet been finally approved by the court, is not yet binding, and has been challenged by some class members. At December 31, 2012, the carrying amount of the Company's liability related to the Visa Litigation matters, net of its share of the escrow fundings, was $65 million and included the Company's estimate of its share of the temporary reduction in interchange rates specified in the settlement agreement. The remaining Class B shares held by the Company will be eligible for conversion to Class A shares, and thereby become marketable, upon settlement of the Visa Litigation. These shares are excluded from the Company's financial instruments disclosures included in Note 20.

Commitments to Extend Credit Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses. The contractual amount represents the Company's exposure to credit loss, in the event of default by the borrower. The Company manages this credit risk by using the same credit policies it applies to loans. Collateral is obtained to secure commitments based on management's credit assessment of the borrower. The collateral may include marketable securities, receivables, inventory, equipment and real estate. Since the Company expects many of the commitments to expire without being drawn, total commitment amounts do not necessarily represent the Company's future liquidity requirements. In addition, the commitments include consumer credit lines that are cancelable upon notification to the consumer.

The contract or notional amounts of unfunded commitments to extend credit at December 31, 2012, excluding those commitments considered derivatives, were as follows:

	Term		
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Commercial and commercial real estate	$23,486	$73,183	$96,669
Corporate and purchasing cards (a)	19,737	—	19,737
Residential mortgages	224	8	232
Retail credit cards (a)	65,207	408	65,615
Other retail	9,947	16,628	26,575
Covered	59	828	887

(a) Primarily cancelable at the Company's discretion.

Lease Commitments Rental expense for operating leases totaled $295 million in 2012, $291 million in 2011 and $277 million in 2010. Future minimum payments, net of sublease rentals, under capitalized leases and noncancelable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 2012:

(Dollars in Millions)	Capitalized Leases	Operating Leases
2013	$10	$ 232
2014	9	208
2015	7	173
2016	7	139
2017	5	114
Thereafter	25	432
Total minimum lease payments	63	$1,298
Less amount representing interest	24	
Present value of net minimum lease payments	$39	

Other Guarantees and Contingent Liabilities

The following table is a summary of other guarantees and contingent liabilities of the Company at December 31, 2012:

(Dollars in Millions)	Collateral Held	Carrying Amount	Maximum Potential Future Payments
Standby letters of credit	$ —	$ 83	$18,481
Third-party borrowing arrangements	—	—	303
Securities lending indemnifications	5,748	—	5,634
Asset sales	—	324	2,797
Merchant processing	623	82	77,804
Contingent consideration arrangements	—	12	14
Tender option bond program guarantee	5,337	—	5,027
Minimum revenue guarantees	—	15	17
Other	—	19	3,466

Letters of Credit Standby letters of credit are commitments the Company issues to guarantee the performance of a customer to a third party. The guarantees frequently support public and private borrowing arrangements, including commercial paper issuances, bond financings and other similar transactions. The Company issues commercial letters of credit on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer's nonperformance, the Company's credit loss exposure is the same as in any extension of credit, up to the letter's contractual amount. Management assesses the borrower's credit to determine the necessary collateral, which may include marketable securities, receivables, inventory, equipment and real estate. Since the conditions requiring the Company to fund letters of credit may not occur, the Company expects its liquidity requirements to be less than the total outstanding commitments. The maximum potential future payments guaranteed by the Company under standby letter of credit arrangements at December 31, 2012, were approximately $18.5 billion with a weighted-average term of approximately 20 months. The estimated fair value of standby letters of credit was approximately $83 million at December 31, 2012.

The contract or notional amount of letters of credit at December 31, 2012, were as follows:

(Dollars in Millions)	Term: Less Than One Year	Term: Greater Than One Year	Total
Standby	$7,958	$10,523	$18,481
Commercial	273	43	316

Guarantees Guarantees are contingent commitments issued by the Company to customers or other third parties. The Company's guarantees primarily include parent guarantees related to subsidiaries' third party borrowing arrangements; third party performance guarantees inherent in the Company's business operations, such as indemnified securities lending programs and merchant charge-back guarantees; indemnification or buy-back provisions related to certain asset sales; and contingent consideration arrangements related to acquisitions. For certain guarantees, the Company has recorded a liability related to the potential obligation, or has access to collateral to support the guarantee or through the exercise of other recourse provisions can offset some or all of the maximum potential future payments made under these guarantees.

Third Party Borrowing Arrangements The Company provides guarantees to third parties as a part of certain subsidiaries' borrowing arrangements, primarily representing guaranteed operating or capital lease payments or other debt obligations with maturity dates extending through 2013. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $303 million at December 31, 2012.

Commitments from Securities Lending The Company participates in securities lending activities by acting as the customer's agent involving the loan of securities. The Company indemnifies customers for the difference between the fair value of the securities lent and the fair value of the collateral received. Cash collateralizes these transactions. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $5.6 billion at December 31, 2012, and represented the fair value of the securities lent to third parties. At December 31, 2012, the Company held $5.7 billion of cash as collateral for these arrangements.

Asset Sales The Company has provided guarantees to certain third parties in connection with the sale or syndication of certain assets, primarily loan portfolios and tax-advantaged investments. These guarantees are generally in the form of asset buy-back or make-whole provisions that are triggered upon a credit event or a change in the tax-qualifying status of the related projects, as applicable, and remain in effect until the loans are collected or final tax credits are realized, respectively. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $2.8 billion at December 31, 2012, and represented the proceeds received from the buyer or the guaranteed portion in these transactions where the buy-back or make-whole provisions have not yet expired. At December 31, 2012, the Company had reserved $84 million for potential losses related to the sale or syndication of tax-advantaged investments.

The maximum potential future payments do not include loan sales where the Company provides standard representation and warranties to the buyer against losses related to loan underwriting documentation defects that may have existed at the time of sale that generally are identified after the occurrence of a triggering event such as delinquency. For these types of loan sales, the maximum potential future payments is generally the unpaid principal balance of loans sold measured at the end of the current reporting period. Actual losses will be significantly less than the maximum exposure, as only a fraction of loans sold will have a representation and warranty breach, and any losses on repurchase would generally be mitigated by any collateral held against the loans.

The Company regularly sells loans to GSEs as part of its mortgage banking activities. The Company provides customary representation and warranties to the GSEs in conjunction with these sales. These representations and warranties generally require the Company to repurchase assets if it is subsequently determined that a loan did not meet specified criteria, such as a documentation deficiency or rescission of mortgage insurance. If the Company is unable to cure or refute a repurchase request, the Company is generally obligated to repurchase the loan or otherwise reimburse the counterparty for losses. At December 31, 2012, the Company had reserved $240 million for potential losses from representation and warranty obligations, compared with $160 million at December 31, 2011. The $80 million increase was primarily the result of the GSEs increasing the number of loans selected for repurchase review, including expanding the review period to include earlier years. The Company's reserve reflects management's best estimate of losses for representation and warranty obligations. The Company's reserving methodology uses current information about investor repurchase requests, and assumptions about defect rate, concur rate, repurchase mix, and loss severity, based upon the Company's most recent loss trends. The Company also considers qualitative factors that may result in anticipated losses differing from historical loss trends, such as loan vintage, underwriting characteristics and macroeconomic trends.

The following table is a rollforward of the Company's representation and warranty reserve:

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Balance at beginning of period	$ 160	$ 180	$ 72
Net realized losses	(120)	(137)	(93)
Additions to reserve	200	117	201
Balance at end of period	$ 240	$ 160	$180

As of December 31, 2012 and 2011, the Company had $131 million and $105 million, respectively, of unresolved representation and warranty claims from the GSEs. The Company does not have a significant amount of unresolved claims from investors other than the GSEs.

Merchant Processing The Company, through its subsidiaries, provides merchant processing services. Under the rules of credit card associations, a merchant processor retains a contingent liability for credit card transactions processed. This contingent liability arises in the event of a billing dispute between the merchant and a cardholder that is ultimately resolved in the cardholder's favor. In this situation, the transaction is "charged-back" to the merchant and the disputed amount is credited or otherwise refunded to the cardholder. If the Company is unable to collect this amount from the merchant, it bears the loss for the amount of the refund paid to the cardholder.

A cardholder, through its issuing bank, generally has until the latter of up to four months after the date the transaction is processed or the receipt of the product or service to present a charge-back to the Company as the merchant processor. The absolute maximum potential liability is estimated to be the total volume of credit card transactions that meet the associations' requirements to be valid charge-back transactions at any given time. Management estimates that the maximum potential exposure for charge-backs would approximate the total amount of merchant transactions processed through the credit card associations for the last four months. For the last four months this amount totaled approximately $77.8 billion. In most cases, this contingent liability is unlikely to arise, as most products and services are delivered when purchased and amounts are refunded when items are returned to merchants. However, where the product or service is not provided until a future date ("future delivery"), the potential for this contingent liability increases. To mitigate this risk, the Company may require the merchant to make an escrow deposit, place maximum volume limitations on future delivery transactions processed by the merchant at any point in time, or require various credit enhancements (including letters of credit and bank guarantees). Also, merchant processing contracts may include event triggers to provide the Company more financial and operational control in the event of financial deterioration of the merchant.

The Company's primary exposure to future delivery is related to merchant processing for airline companies. The Company currently processes card transactions in the United States, Canada and Europe for these merchants. In the event of liquidation of these merchants, the Company could become financially liable for refunding tickets purchased through the credit card associations under the charge-back provisions. Charge-back risk related to these merchants is evaluated in a manner similar to credit risk assessments and, as such, merchant processing contracts contain various provisions to protect the Company in the event of default. At December 31, 2012, the value of airline tickets purchased to be delivered at a future date was $4.5 billion. The Company held collateral of $515 million in escrow deposits, letters of credit and indemnities from financial institutions, and liens on various assets. With respect to future delivery risk for other merchants, the Company held $17 million of merchant escrow deposits as collateral. In addition to specific collateral or other credit enhancements, the Company maintains a liability for its implied guarantees associated with future delivery. At December 31, 2012, the liability was $70 million primarily related to these airline processing arrangements.

In the normal course of business, the Company has unresolved charge-backs. The Company assesses the likelihood of its potential liability based on the extent and nature of unresolved charge-backs and its historical loss experience. At December 31, 2012, the Company held $91 million of merchant escrow deposits as collateral and had a recorded liability for potential losses of $12 million.

Contingent Consideration Arrangements The Company has contingent payment obligations related to certain business combination transactions. Payments are guaranteed as long as certain post-acquisition performance-based criteria are met or customer relationships are maintained. At December 31, 2012, the maximum potential future payments required to be made by the Company under these arrangements was approximately $14 million. If required, the majority of these contingent payments are payable within the next 12 months.

Tender Option Bond Program Guarantee As discussed in Note 7, the Company sponsors a municipal bond securities tender option bond program and consolidates the program's entities on its Consolidated Balance Sheet. The Company provides financial performance guarantees related to the program's entities. At December 31, 2012, the Company guaranteed $5.0 billion of borrowings of the program's entities, included on the Consolidated Balance Sheet in short-term borrowings. The Company also included on its Consolidated Balance Sheet the related $5.3 billion of available-for-sale investment securities serving as collateral for this arrangement.

Minimum Revenue Guarantees In the normal course of business, the Company may enter into revenue share agreements with third party business partners who generate customer referrals or provide marketing or other services related to the generation of revenue. In certain of these agreements, the Company may guarantee that a minimum amount of revenue share payments will be made to the third party over a specified period of time. At December 31, 2012, the maximum potential future payments required to be made by the Company under these agreements were $17 million and the Company had recorded a related liability of $15 million.

Other Guarantees and Commitments The Company has also made other financial performance guarantees and commitments related to the operations of its subsidiaries. At December 31, 2012, the maximum potential future payments guaranteed or committed by the Company under these arrangements were approximately $3.5 billion and the Company had recorded a related liability of $19 million.

Checking Account Overdraft Fee Litigation The Company is a defendant in three separate cases primarily challenging the Company's daily ordering of debit transactions posted to customer checking accounts for the period from 2003 to 2010. On July 2, 2012, the Company reached a settlement in principle with the lead plaintiffs for these cases, subject to final documentation and court approvals. The settlement will provide for a payment by the Company of $55 million, which was previously accrued, in exchange for a release of claims asserted against the Company in these matters.

Mortgage-Related Actions and Investigations Certain federal and state governmental authorities have reached a settlement agreement with five major financial institutions regarding their mortgage origination, servicing, and foreclosure activities. Those governmental authorities contacted other financial institutions, including the Company, to discuss their potential participation in a settlement. The Company has not agreed to any settlement at this point; however, if a settlement were reached it would likely include an agreement to comply with specified servicing standards, and settlement payments to governmental authorities as well as a monetary commitment that could be satisfied under various loan modification programs (in addition to the programs the Company already has in place). The Company has a $130 million accrued liability with respect to these and related matters.

During the second quarter of 2011, the Company and its two primary banking subsidiaries entered into Consent Orders with U.S. federal banking regulators regarding the Company's residential mortgage servicing and foreclosure processes. On January 7, 2013, U.S. federal banking regulators announced a settlement agreement had been reached with the Company and other financial institutions relating to certain portions of the Consent Orders. In conjunction with the settlement, the Company agreed to pay $80 million, which it has accrued, to be distributed to borrowers, in a manner to be determined by the regulators. The Company also agreed to make certain concessions to borrowers, including potential principal forgiveness, short sale approvals and loan modifications. The impact of these concessions is reflected in the Company's allowance for loan losses and discounts on acquired loans.

The Company is currently subject to other investigations and examinations by government agencies concerning mortgage-related practices, including those related to Federal Housing Administration insured residential home loans.

Other The Company is subject to various other litigation, investigations and legal and administrative cases and proceedings that arise in the ordinary course of its businesses. Due to their complex nature, it may be years before some matters are resolved. While it is impossible to ascertain the ultimate resolution or range of financial liability with respect to these contingent matters, the Company believes that the aggregate amount of such liabilities will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

NOTE 22 U.S. Bancorp (Parent Company)

Condensed Balance Sheet

At December 31 (Dollars in Millions)	2012	2011
Assets		
Due from banks, principally interest-bearing	$ 3,630	$ 4,728
Available-for-sale securities	425	1,166
Investments in bank subsidiaries	38,007	33,179
Investments in nonbank subsidiaries	1,445	1,321
Advances to bank subsidiaries	6,173	6,094
Advances to nonbank subsidiaries	1,404	1,190
Other assets	1,550	1,481
Total assets	$52,634	$49,159
Liabilities and Shareholders' Equity		
Short-term funds borrowed	$ 134	$ 29
Long-term debt	12,772	14,593
Other liabilities	730	559
Shareholders' equity	38,998	33,978
Total liabilities and shareholders' equity	$52,634	$49,159

Condensed Statement of Income

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Income			
Dividends from bank subsidiaries	$ 250	$1,500	$ –
Dividends from nonbank subsidiaries	4	7	3
Interest from subsidiaries	96	101	109
Other income	149	134	105
Total income	499	1,742	217
Expense			
Interest on short-term funds borrowed	1	1	1
Interest on long-term debt	392	424	366
Other expense	122	79	80
Total expense	515	504	447
Income before income taxes and equity in undistributed income of subsidiaries	(16)	1,238	(230)
Applicable income taxes	(85)	(83)	(70)
Income of parent company	69	1,321	(160)
Equity in undistributed income of subsidiaries	5,578	3,551	3,477
Net income attributable to U.S. Bancorp	$5,647	$4,872	$3,317

Condensed Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Operating Activities			
Net income attributable to U.S. Bancorp	$ 5,647	$ 4,872	$ 3,317
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed income of subsidiaries	(5,578)	(3,551)	(3,477)
Other, net	(35)	12	130
Net cash provided by (used in) operating activities	34	1,333	(30)
Investing Activities			
Proceeds from sales and maturities of investment securities	979	297	298
Purchases of investment securities	(35)	(36)	(63)
Investments in subsidiaries	–	–	(1,750)
Equity distributions from subsidiaries	845	77	58
Net (increase) decrease in short-term advances to subsidiaries	207	(4,613)	(253)
Long-term advances to subsidiaries	(500)	–	(300)
Principal collected on long-term advances to subsidiaries	–	–	300
Other, net	(22)	(3)	33
Net cash provided by (used in) investing activities	1,474	(4,278)	(1,677)
Financing Activities			
Net increase (decrease) in short-term borrowings	105	(31)	(782)
Proceeds from issuance of long-term debt	3,550	2,426	4,250
Principal payments or redemption of long-term debt	(5,412)	(851)	(5,250)
Fees paid on exchange of income trust securities for perpetual preferred stock	–	–	(4)
Proceeds from issuance of preferred stock	2,163	676	–
Proceeds from issuance of common stock	395	180	119
Repurchase of common stock	(1,856)	(514)	–
Cash dividends paid on preferred stock	(204)	(118)	(89)
Cash dividends paid on common stock	(1,347)	(817)	(383)
Net cash provided by (used in) financing activities	(2,606)	951	(2,139)
Change in cash and due from banks	(1,098)	(1,994)	(3,846)
Cash and due from banks at beginning of year	4,728	6,722	10,568
Cash and due from banks at end of year	$ 3,630	$ 4,728	$ 6,722

Transfer of funds (dividends, loans or advances) from bank subsidiaries to the Company is restricted. Federal law requires loans to the Company or its affiliates to be secured and generally limits loans to the Company or an individual affiliate to 10 percent of each bank's unimpaired capital and surplus. In the aggregate, loans to the Company and all affiliates cannot exceed 20 percent of each bank's unimpaired capital and surplus.

Dividend payments to the Company by its subsidiary banks are subject to regulatory review and statutory limitations and, in some instances, regulatory approval. The approval of the Office of the Comptroller of the Currency is required if total dividends by a national bank in any calendar year exceed the bank's net income for that year combined with its retained net income for the preceding two calendar years, or if the bank's retained earnings are less than zero. Furthermore, dividends are restricted by the Comptroller of the Currency's minimum capital constraints for all national banks. Within these guidelines, all bank subsidiaries have the ability to pay dividends without prior regulatory approval. The amount of dividends available to the parent company from the bank subsidiaries at December 31, 2012, was approximately $7.9 billion.

NOTE 23 Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2012 through the date the consolidated financial statements were filed with the United States Securities and Exchange Commission. Based on this evaluation, the Company has determined none of these events were required to be recognized or disclosed in the consolidated financial statements and related notes.

U.S. Bancorp
Consolidated Balance Sheet — Five Year Summary (Unaudited)

At December 31 (Dollars in Millions)	2012	2011	2010	2009	2008	% Change 2012 v 2011
Assets						
Cash and due from banks	$ 8,252	$ 13,962	$ 14,487	$ 6,206	$ 6,859	(40.9)%
Held-to-maturity securities	34,389	18,877	1,469	47	53	82.2
Available-for-sale securities	40,139	51,937	51,509	44,721	39,468	(22.7)
Loans held for sale	7,976	7,156	8,371	4,772	3,210	11.5
Loans	223,329	209,835	197,061	194,755	184,955	6.4
Less allowance for loan losses	(4,424)	(4,753)	(5,310)	(5,079)	(3,514)	6.9
Net loans	218,905	205,082	191,751	189,676	181,441	6.7
Other assets	44,194	43,108	40,199	35,754	34,881	2.5
Total assets	$353,855	$340,122	$307,786	$281,176	$265,912	4.0
Liabilities and Shareholders' Equity						
Deposits						
Noninterest-bearing	$ 74,172	$ 68,579	$ 45,314	$ 38,186	$ 37,494	8.2%
Interest-bearing	175,011	162,306	158,938	145,056	121,856	7.8
Total deposits	249,183	230,885	204,252	183,242	159,350	7.9
Short-term borrowings	26,302	30,468	32,557	31,312	33,983	(13.7)
Long-term debt	25,516	31,953	31,537	32,580	38,359	(20.1)
Other liabilities	12,587	11,845	9,118	7,381	7,187	6.3
Total liabilities	313,588	305,151	277,464	254,515	238,879	2.8
Total U.S. Bancorp shareholders' equity	38,998	33,978	29,519	25,963	26,300	14.8
Noncontrolling interests	1,269	993	803	698	733	27.8
Total equity	40,267	34,971	30,322	26,661	27,033	15.1
Total liabilities and equity	$353,855	$340,122	$307,786	$281,176	$265,912	4.0

U.S. Bancorp
Consolidated Statement of Income — Five-Year Summary (Unaudited)

Year Ended December 31 (Dollars in Millions)	2012	2011	2010	2009	2008	% Change 2012 v 2011
Interest Income						
Loans	$10,558	$10,370	$10,145	$ 9,564	$10,051	1.8%
Loans held for sale	282	200	246	277	227	41.0
Investment securities	1,792	1,820	1,601	1,606	1,984	(1.5)
Other interest income	251	249	166	91	156	.8
Total interest income	12,883	12,639	12,158	11,538	12,418	1.9
Interest Expense						
Deposits	691	840	928	1,202	1,881	(17.7)
Short-term borrowings	442	531	548	539	1,066	(16.8)
Long-term debt	1,005	1,145	1,103	1,279	1,739	(12.2)
Total interest expense	2,138	2,516	2,579	3,020	4,686	(15.0)
Net interest income	10,745	10,123	9,579	8,518	7,732	6.1
Provision for credit losses	1,882	2,343	4,356	5,557	3,096	(19.7)
Net interest income after provision for credit losses	8,863	7,780	5,223	2,961	4,636	13.9
Noninterest Income						
Credit and debit card revenue	892	1,073	1,091	1,055	1,039	(16.9)
Corporate payment products revenue	744	734	710	669	671	1.4
Merchant processing services	1,395	1,355	1,253	1,148	1,151	3.0
ATM processing services	346	452	423	410	366	(23.5)
Trust and investment management fees	1,055	1,000	1,080	1,168	1,314	5.5
Deposit service charges	653	659	710	970	1,081	(.9)
Treasury management fees	541	551	555	552	517	(1.8)
Commercial products revenue	878	841	771	615	492	4.4
Mortgage banking revenue	1,937	986	1,003	1,035	270	96.5
Investment products fees and commissions	150	129	111	109	147	16.3
Securities gains (losses), net	(15)	(31)	(78)	(451)	(978)	51.6
Other	743	1,011	731	672	741	(26.5)
Total noninterest income	9,319	8,760	8,360	7,952	6,811	6.4
Noninterest Expense						
Compensation	4,320	4,041	3,779	3,135	3,039	6.9
Employee benefits	945	845	694	574	515	11.8
Net occupancy and equipment	917	999	919	836	781	(8.2)
Professional services	530	383	306	255	240	38.4
Marketing and business development	388	369	360	378	310	5.1
Technology and communications	821	758	744	673	598	8.3
Postage, printing and supplies	304	303	301	288	294	.3
Other intangibles	274	299	367	387	355	(8.4)
Other	1,957	1,914	1,913	1,755	1,216	2.2
Total noninterest expense	10,456	9,911	9,383	8,281	7,348	5.5
Income before income taxes	7,726	6,629	4,200	2,632	4,099	16.5
Applicable income taxes	2,236	1,841	935	395	1,087	21.5
Net income	5,490	4,788	3,265	2,237	3,012	14.7
Net (income) loss attributable to noncontrolling interests	157	84	52	(32)	(66)	86.9
Net income attributable to U.S. Bancorp	$ 5,647	$ 4,872	$ 3,317	$ 2,205	$ 2,946	15.9
Net income applicable to U.S. Bancorp common shareholders	$ 5,383	$ 4,721	$ 3,332	$ 1,803	$ 2,819	14.0

U.S. Bancorp
Quarterly Consolidated Financial Data (Unaudited)

(Dollars in Millions, Except Per Share Data)	2012 First Quarter	2012 Second Quarter	2012 Third Quarter	2012 Fourth Quarter	2011 First Quarter	2011 Second Quarter	2011 Third Quarter	2011 Fourth Quarter
Interest Income								
Loans	$2,638	$2,631	$2,650	$2,639	$2,552	$2,563	$2,621	$2,634
Loans held for sale	65	67	76	74	63	34	42	61
Investment securities	468	470	438	416	428	459	470	463
Other interest income	61	60	63	67	57	63	67	62
Total interest income	3,232	3,228	3,227	3,196	3,100	3,119	3,200	3,220
Interest Expense								
Deposits	181	177	172	161	234	210	202	194
Short-term borrowings	123	127	103	89	133	131	143	124
Long-term debt	294	266	226	219	281	290	289	285
Total interest expense	598	570	501	469	648	631	634	603
Net interest income	2,634	2,658	2,726	2,727	2,452	2,488	2,566	2,617
Provision for credit losses	481	470	488	443	755	572	519	497
Net interest income after provision for credit losses	2,153	2,188	2,238	2,284	1,697	1,916	2,047	2,120
Noninterest Income								
Credit and debit card revenue	202	235	213	242	267	286	289	231
Corporate payment products revenue	175	190	201	178	175	185	203	171
Merchant processing services	337	359	345	354	301	338	338	378
ATM processing services	87	89	87	83	112	114	115	111
Trust and investment management fees	252	262	265	276	256	258	241	245
Deposit service charges	153	156	174	170	143	162	183	171
Treasury management fees	134	142	135	130	137	144	137	133
Commercial products revenue	211	216	225	226	191	218	212	220
Mortgage banking revenue	452	490	519	476	199	239	245	303
Investment products fees and commissions	35	38	38	39	32	35	31	31
Securities gains (losses), net	–	(19)	1	3	(5)	(8)	(9)	(9)
Other	201	197	193	152	204	175	186	446
Total noninterest income	2,239	2,355	2,396	2,329	2,012	2,146	2,171	2,431
Noninterest Expense								
Compensation	1,052	1,076	1,109	1,083	959	1,004	1,021	1,057
Employee benefits	260	229	225	231	230	210	203	202
Net occupancy and equipment	220	230	233	234	249	249	252	249
Professional services	84	136	144	166	70	82	100	131
Marketing and business development	109	80	96	103	65	90	102	112
Technology and communications	201	201	205	214	185	189	189	195
Postage, printing and supplies	74	77	75	78	74	76	76	77
Other intangibles	71	70	67	66	75	75	75	74
Other	489	502	455	511	407	450	458	599
Total noninterest expense	2,560	2,601	2,609	2,686	2,314	2,425	2,476	2,696
Income before income taxes	1,832	1,942	2,025	1,927	1,395	1,637	1,742	1,855
Applicable income taxes	527	564	593	552	366	458	490	527
Net income	1,305	1,378	1,432	1,375	1,029	1,179	1,252	1,328
Net (income) loss attributable to noncontrolling interests	33	37	42	45	17	24	21	22
Net income attributable to U.S. Bancorp	$1,338	$1,415	$1,474	$1,420	$1,046	$1,203	$1,273	$1,350
Net income applicable to U.S. Bancorp common shareholders	$1,285	$1,345	$1,404	$1,349	$1,003	$1,167	$1,237	$1,314
Earnings per common share	$ .68	$ .71	$ .74	$ .72	$ .52	$ .61	$ .65	$ .69
Diluted earnings per common share	$ .67	$ .71	$ .74	$ .72	$ .52	$ .60	$ .64	$ .69

U.S. Bancorp
Consolidated Daily Average Balance Sheet and Related Yields and Rates (a) (Unaudited)

Year Ended December 31 (Dollars in Millions)	2012 Average Balances	2012 Interest	2012 Yields and Rates	2011 Average Balances	2011 Interest	2011 Yields and Rates
Assets						
Investment securities	$ 72,501	$ 1,939	2.67%	$ 63,645	$ 1,980	3.11%
Loans held for sale	7,847	282	3.60	4,873	200	4.10
Loans (b)						
Commercial	60,830	2,168	3.56	51,616	2,071	4.01
Commercial real estate	36,505	1,638	4.49	35,514	1,622	4.57
Residential mortgages	40,290	1,827	4.53	33,711	1,632	4.84
Credit card	16,653	1,693	10.16	16,084	1,538	9.56
Other retail	47,938	2,488	5.19	48,199	2,649	5.50
Total loans, excluding covered loans	202,216	9,814	4.85	185,124	9,512	5.14
Covered loans	13,158	826	6.28	16,303	928	5.69
Total loans	215,374	10,640	4.94	201,427	10,440	5.18
Other earning assets	10,548	251	2.38	13,345	250	1.87
Total earning assets	306,270	13,112	4.28	283,290	12,870	4.54
Allowance for loan losses	(4,642)			(5,192)		
Unrealized gain (loss) on investment securities	1,077			227		
Other assets	40,144			39,939		
Total assets	$342,849			$318,264		
Liabilities and Shareholders' Equity						
Noninterest-bearing deposits	$ 67,241			$ 53,856		
Interest-bearing deposits						
Interest checking	45,433	46	.10	42,827	65	.15
Money market savings	46,874	62	.13	45,119	76	.17
Savings accounts	29,596	66	.22	26,654	112	.42
Time certificates of deposit less than $100,000	14,509	248	1.71	15,237	290	1.91
Time deposits greater than $100,000	32,057	269	.84	29,466	297	1.01
Total interest-bearing deposits	168,469	691	.41	159,303	840	.53
Short-term borrowings	28,549	447	1.57	30,703	537	1.75
Long-term debt	28,448	1,005	3.53	31,684	1,145	3.61
Total interest-bearing liabilities	225,466	2,143	.95	221,690	2,522	1.14
Other liabilities	11,406			9,602		
Shareholders' equity						
Preferred equity	4,381			2,414		
Common equity	33,230			29,786		
Total U.S. Bancorp shareholders' equity	37,611			32,200		
Noncontrolling interests	1,125			916		
Total equity	38,736			33,116		
Total liabilities and equity	$342,849			$318,264		
Net interest income		$10,969			$10,348	
Gross interest margin			3.33%			3.40%
Gross interest margin without taxable-equivalent increments			3.26%			3.32%
Percent of Earning Assets						
Interest income			4.28%			4.54%
Interest expense			.70			.89
Net interest margin			3.58%			3.65%
Net interest margin without taxable-equivalent increments			3.51%			3.57%

** Not meaningful*

(a) Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.

(b) Interest income and rates on loans include loan fees. Nonaccrual loans are included in average loan balances.

2010			2009			2008			2012 v 2011
Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	% Change Average Balances
$ 47,763	$ 1,763	3.69%	$ 42,809	$ 1,770	4.13%	$ 42,850	$ 2,160	5.04%	13.9%
5,616	246	4.37	5,820	277	4.76	3,914	227	5.80	61.0
47,028	1,977	4.20	52,827	2,074	3.93	54,307	2,702	4.98	17.9
34,269	1,530	4.46	33,751	1,453	4.30	31,110	1,771	5.69	2.8
27,704	1,436	5.18	24,481	1,380	5.64	23,257	1,419	6.10	19.5
16,403	1,516	9.25	14,937	1,363	9.12	11,954	1,284	10.74	3.5
47,686	2,756	5.78	47,086	2,762	5.87	43,616	2,850	6.53	(.5)
173,090	9,215	5.32	173,082	9,032	5.22	164,244	10,026	6.10	9.2
19,932	985	4.94	12,723	578	4.54	1,308	61	4.68	(19.3)
193,022	10,200	5.28	185,805	9,610	5.17	165,552	10,087	6.09	6.9
5,641	166	2.94	2,853	91	3.20	2,730	156	5.71	(21.0)
252,042	12,375	4.91	237,287	11,748	4.95	215,046	12,630	5.87	8.1
(5,399)			(4,451)			(2,527)			10.6
94			(1,594)			(2,068)			*
39,124			37,118			33,949			.5
$285,861			$268,360			$244,400			7.7
$ 40,162			$ 37,856			$ 28,739			24.9%
40,184	77	.19	36,866	78	.21	31,137	251	.81	6.1
39,679	132	.33	31,795	145	.46	26,300	330	1.25	3.9
20,903	121	.58	13,109	71	.54	5,929	20	.34	11.0
16,628	303	1.82	17,879	461	2.58	13,583	472	3.47	(4.8)
27,165	295	1.08	30,296	447	1.48	30,496	808	2.65	8.8
144,559	928	.64	129,945	1,202	.93	107,445	1,881	1.75	5.8
33,719	556	1.65	29,149	551	1.89	38,237	1,144	2.99	(7.0)
30,835	1,103	3.58	36,520	1,279	3.50	39,250	1,739	4.43	(10.2)
209,113	2,587	1.24	195,614	3,032	1.55	184,932	4,764	2.58	1.7
7,787			7,869			7,405			18.8
1,742			4,445			2,246			81.5
26,307			21,862			20,324			11.6
28,049			26,307			22,570			16.8
750			714			754			22.8
28,799			27,021			23,324			17.0
$285,861			$268,360			$244,400			7.7
	$ 9,788			$ 8,716			$ 7,866		
		3.67%			3.40%			3.29%	
		3.59%			3.32%			3.23%	
		4.91%			4.95%			5.87%	
		1.03			1.28			2.21	
		3.88%			3.67%			3.66%	
		3.80%			3.59%			3.60%	

U.S. Bancorp
Supplemental Financial Data (Unaudited)

Earnings Per Common Share Summary	2012	2011	2010	2009	2008
Earnings per common share	$ 2.85	$ 2.47	$ 1.74	$ .97	$ 1.62
Diluted earnings per common share	2.84	2.46	1.73	.97	1.61
Dividends declared per common share	.78	.50	.20	.20	1.70

Ratios					
Return on average assets	1.65%	1.53%	1.16%	.82%	1.21%
Return on average common equity	16.2	15.8	12.7	8.2	13.9
Average total U.S. Bancorp shareholders' equity to average assets	11.0	10.1	9.8	9.8	9.2
Dividends per common share to net income per common share	27.4	20.2	11.5	20.6	104.9

Other Statistics (Dollars and Shares in Millions)					
Common shares outstanding (a)	1,869	1,910	1,921	1,913	1,755
Average common shares outstanding and common stock equivalents					
Earnings per common share	1,887	1,914	1,912	1,851	1,742
Diluted earnings per common share	1,896	1,923	1,921	1,859	1,756
Number of shareholders (b)	49,430	52,677	55,371	58,610	61,611
Common dividends declared	$ 1,474	$ 961	$ 385	$ 375	$ 2,971

(a) Defined as total common shares less common stock held in treasury at December 31.
(b) Based on number of common stock shareholders of record at December 31.

Stock Price Range and Dividends

	2012				2011			
	Sales Price				Sales Price			
	High	Low	Closing Price	Dividends Declared	High	Low	Closing Price	Dividends Declared
First quarter	$32.23	$27.21	$31.68	$.195	$28.94	$25.65	$26.43	$.125
Second quarter	32.98	28.58	32.16	.195	27.05	23.66	25.51	.125
Third quarter	35.15	31.76	34.30	.195	27.17	20.10	23.54	.125
Fourth quarter	35.46	30.96	31.94	.195	27.58	21.84	27.05	.125

The common stock of U.S. Bancorp is traded on the New York Stock Exchange, under the ticker symbol "USB." At January 31, 2013, there were 49,345 holders of record of the Company's common stock.

Stock Performance Chart

The following chart compares the cumulative total shareholder return on the Company's common stock during the five years ended December 31, 2012, with the cumulative total return on the Standard & Poor's 500 Index and the KBW Bank Index. The comparison assumes $100 was invested on December 31, 2007, in the Company's common stock and in each of the foregoing indices and assumes the reinvestment of all dividends. The comparisons in the graph are based upon historical data and are not indicative of, nor intended to forecast, future performance of the Company's common stock.



Total Return
150
125
100
75
50
25
100
83
63
52
80
76
52
92
92
64
94
94
49
113
109
65
2007
2008
2009
2010
2011
2012
USB
S&P 500
KBW Bank Index

Company Information

General Business Description U.S. Bancorp is a multi-state financial services holding company headquartered in Minneapolis, Minnesota. U.S. Bancorp was incorporated in Delaware in 1929 and operates as a financial holding company and a bank holding company under the Bank Holding Company Act of 1956. The Company provides a full range of financial services, including lending and depository services, cash management, capital markets, and trust and investment management services. It also engages in credit card services, merchant and ATM processing, mortgage banking, insurance, brokerage and leasing.

U.S. Bancorp's banking subsidiaries are engaged in the general banking business, principally in domestic markets. The subsidiaries range in size from $51 million to $254 billion in deposits and provide a wide range of products and services to individuals, businesses, institutional organizations, governmental entities and other financial institutions. Commercial and consumer lending services are principally offered to customers within the Company's domestic markets, to domestic customers with foreign operations and to large national customers focusing on specific targeted industries. Lending services include traditional credit products as well as credit card services, leasing financing and import/export trade, asset-backed lending, agricultural finance and other products. Depository services include checking accounts, savings accounts and time certificate contracts. Ancillary services such as capital markets, treasury management and receivable lock-box collection are provided to corporate customers. U.S. Bancorp's bank and trust subsidiaries provide a full range of asset management and fiduciary services for individuals, estates, foundations, business corporations and charitable organizations.

U.S. Bancorp's non-banking subsidiaries primarily offer investment and insurance products to the Company's customers principally within its markets, and fund processing services to a broad range of mutual and other funds.

Banking and investment services are provided through a network of 3,084 banking offices principally operating in the Midwest and West regions of the United States. The Company operates a network of 5,065 ATMs and provides 24-hour, seven day a week telephone customer service. Mortgage banking services are provided through banking offices and loan production offices throughout the Company's markets. Lending products may be originated through banking offices, indirect correspondents, brokers or other lending sources. The Company is also one of the largest providers of Visa® corporate and purchasing card services and corporate trust services in the United States. A wholly-owned subsidiary, Elavon, Inc. ("Elavon"), provides merchant processing services directly to merchants and through a network of banking affiliations. Affiliates of Elavon provide similar merchant services in Canada, Mexico, Brazil and segments of Europe. The Company also provides trust services in Europe. These foreign operations are not significant to the Company.

On a full-time equivalent basis, as of December 31, 2012, U.S. Bancorp employed 64,486 people.

Risk Factors An investment in the Company involves risk, including the possibility that the value of the investment could fall substantially and that dividends or other distributions on the investment could be reduced or eliminated. Below are risk factors that could adversely affect the Company's financial results and condition and the value of, and return on, an investment in the Company. There may be other factors not discussed below or elsewhere that could adversely affect the Company's financial results and condition.

Industry Risk Factors

Difficult business and economic conditions may continue to adversely affect the financial services industry The Company's business activities and earnings are affected by general business conditions in the United States and abroad, including factors such as the level and volatility of short-term and long-term interest rates, inflation, home prices, unemployment and under-employment levels, bankruptcies, household income, consumer spending, fluctuations in both debt and equity capital markets, liquidity of the global financial markets, the availability and cost of capital and credit, investor sentiment and confidence in the financial markets, and the strength of the domestic and global economies in which the Company operates. The deterioration of any of these conditions can adversely affect the Company's consumer and commercial businesses and securities portfolios, its level of charge-offs and provision for credit losses, its capital levels and liquidity, and its results of operations.

Although the domestic economy continued its modest recovery in 2012, elevated unemployment, under-employment and household debt, along with continued stress in the consumer real estate market and certain commercial real estate markets, pose challenges to domestic economic performance and the financial services industry. The sustained high unemployment rate and the lengthy duration of unemployment have directly impaired consumer finances and pose risks to the financial services industry. The housing market remains weak and elevated levels of distressed and delinquent mortgages pose further risks to the housing market. The declines in the housing and commercial real estate markets, with falling real estate prices, increasing foreclosures and high unemployment, continue to negatively impact the credit performance of real estate related loans and have resulted in, and may continue to result in, significant write-downs of asset values by the Company and other financial institutions. Additionally, certain European countries have experienced credit deterioration primarily due to excessive debt levels, poor economic conditions, and fiscal disorder. Deterioration in economic conditions in Europe could slow the recovery of the domestic economy or negatively impact the Company's borrowers or other counterparties that have direct or indirect exposure to Europe. Additional negative market developments may further erode consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates. Such developments could increase the Company's charge-offs and provision for credit losses. Continuing economic deterioration that affects household or corporate incomes could also result in reduced demand for credit or fee-based products and services. A worsening of these conditions would likely exacerbate the lingering effects of the difficult market conditions experienced by the Company and others in the financial services industry.

Proposed rulemaking may adversely affect the Company The Company's regulators have recently proposed rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") that impact the Company, and the Company expects to continue to face increased regulation. These regulations may affect the manner in which the Company does business and the products and services that it provides, affect or restrict the Company's ability to compete in its current businesses or its ability to enter into or acquire new businesses, reduce or limit the Company's revenue or impose additional fees, assessments or taxes on the Company, intensify the regulatory supervision of the Company and the financial services industry, and adversely affect the Company's business operations or have other negative consequences.

The Dodd-Frank Act was signed into law in 2010 and mandated the most wide-ranging overhaul of financial industry regulation in decades. This legislation, among other things, established a Consumer Financial Protection Bureau (the "CFPB") with broad authority to administer and enforce a new federal regulatory framework of consumer financial regulation. Since its establishment in 2012, the CFPB has become active in its oversight of business practices relating to various consumer financial products, resulting in fines and penalties against certain of the Company's competitors. The Dodd-Frank Act also enhanced the regulation of consumer mortgage banking and gave authority to the new CFPB to implement mortgage regulations. Proposed and anticipated mortgage rules could dramatically alter how the industry makes mortgage loans as changes are being made throughout the life cycle of a loan, from application to origination to servicing. In addition, many of the other provisions of the Dodd-Frank Act have extended implementation periods and delayed effective dates and still require extensive rulemaking, guidance and interpretation by various regulatory agencies. Accordingly, in many respects, the ultimate impact of the legislation and its effects on the United States financial system and the Company still remain uncertain. Nevertheless, the Company expects that the Dodd-Frank Act, including current and future rules implementing its provisions and the interpretations of those rules, will have a detrimental impact on revenues and expenses, require the Company to change certain of its business practices, intensify the regulatory supervision of the Company and the financial services industry, increase the Company's capital requirements and impose additional assessments and costs on the Company, and otherwise adversely affect the Company's business.

Other changes in the laws, regulations and policies governing financial services companies could alter the Company's business environment and adversely affect operations The Board of Governors of the Federal Reserve System regulates the supply of money and credit in the United States. Its fiscal and monetary policies determine in a large part the Company's cost of funds for lending and investing and the return that can be earned on those loans and investments, both of which affect the Company's net interest margin. Federal Reserve Board policies can also materially affect the value of financial instruments that the Company holds, such as debt securities, certain mortgage loans held for sale and mortgage servicing rights ("MSRs"). Its policies also can affect the Company's borrowers, potentially increasing the risk that they may fail to repay their loans or satisfy their obligations to the Company. Changes in policies of the Federal Reserve Board are beyond the Company's control and the impact of changes in those policies on the Company's activities and results of operations can be difficult to predict.

The Company and its bank subsidiaries are heavily regulated at the federal and state levels. This regulation is to protect depositors, federal deposit insurance funds and the banking system as a whole. Congress and state legislatures and federal and state agencies continually review banking laws, regulations and policies for possible changes. Changes in statutes, regulations or policies could affect the Company in substantial and unpredictable ways, including limiting the types of financial services and products that the Company offers and/or increasing the ability of non-banks to offer competing financial services and products. The Company cannot predict whether any of this potential legislation will be enacted, and if enacted, the effect that it or any regulations would have on the Company's financial condition or results of operations.

Further downgrades in the U.S. government's sovereign credit rating could result in risks to the Company and general economic conditions that the Company is not able to predict Recently, certain ratings agencies downgraded their sovereign credit rating, or negatively revised their outlook, of the U.S. government, and have indicated that they will continue to assess fiscal projections, as well as the medium-term economic outlook for the United States. Because of these developments, there continues to be the perceived risk of a sovereign credit ratings downgrade of the U.S. government, including the ratings of U.S. Treasury securities. If such a downgrade were to occur, the ratings and perceived creditworthiness of instruments issued, insured or guaranteed by institutions, agencies or instrumentalities directly linked to the U.S. government could also be correspondingly affected. A downgrade might adversely affect the market value of such instruments. Instruments of this nature are often held by financial institutions, including the Company, for investment, liquidity planning and collateral purposes. A downgrade of the sovereign credit ratings of the U.S. government and perceived creditworthiness of U.S. government-related obligations could impact the Company's liquidity.

The Company's lending businesses and the value of the loans and debt securities it holds may be adversely affected by economic conditions, including a reversal or slowing of the current moderate recovery. Downward valuation of debt securities could also negatively impact the Company's capital position Given the high percentage of the Company's assets represented directly or indirectly by loans, and the importance of lending to its overall business, weak economic conditions are likely to have a negative impact on the Company's business and results of operations. This could adversely impact loan utilization rates as well as delinquencies, defaults and customer ability to meet obligations under the loans. This is particularly the case during the period in which the aftermath of recessionary conditions continues and the positive effects of economic recovery appear to be slow to materialize and unevenly spread among the Company's customers.

Further, weak economic conditions would likely have a negative impact on the Company's business, its ability to serve its customers, and its results of operations. Such conditions are likely to lead to increases in the number of borrowers who become delinquent or default or otherwise demonstrate a decreased ability to meet their obligations under their loans. This would result in higher levels of nonperforming loans, net charge-offs, provision for credit losses and valuation adjustments on loans held for sale. The value to the Company of other assets such as investment securities, most of which are debt securities or other financial instruments supported by loans, similarly would be negatively impacted by widespread decreases in credit quality resulting from a weakening of the economy.

The Company is subject to liquidity risk The Company's liquidity is essential for the operation of its business. Market conditions or other events could negatively affect the Company's level or cost of funding. Although the Company has implemented strategies to maintain sufficient and diverse sources of funding to accommodate planned, as well as unanticipated, changes in assets and liabilities under both normal and adverse conditions, any substantial, unexpected or prolonged changes in the level or cost of liquidity could adversely affect the Company's business.

The Company's credit ratings affect its liquidity The Company's credit ratings are important to its liquidity. A reduction in the Company's credit ratings could adversely affect its liquidity and competitive position, increase its funding costs or limit its access to the capital markets. The Company's credit ratings are subject to ongoing review by the rating agencies which consider a number of factors, including the Company's own financial strength, performance, prospects and operations, as well as factors not within the control of the Company, including conditions affecting the financial services industry generally. There can be no assurance that the Company will maintain its current ratings.

Loss of customer deposits could increase the Company's funding costs The Company relies on bank deposits to be a low cost and stable source of funding. The Company competes with banks and other financial services companies for deposits. If the Company's competitors raise the rates they pay on deposits, the Company's funding costs may increase, either because the Company raises its rates to avoid losing deposits or because the Company loses deposits and must rely on more expensive sources of funding. Higher funding costs reduce the Company's net interest margin and net interest income. In addition, the Company's bank customers could take their money out of the bank and put it in alternative investments. Checking and savings account balances and other forms of customer deposits may decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff. When customers move money out of bank deposits and into other investments, the Company may lose a relatively low cost source of funds, increasing the Company's funding costs and reducing the Company's net interest income.

The soundness of other financial institutions could adversely affect the Company The Company's ability to engage in routine funding or settlement transactions could be adversely affected by the actions and commercial soundness of other domestic or foreign financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. The Company has exposure to many different counterparties, and the Company routinely executes and settles transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, could lead to losses or defaults by the Company or by other institutions and impact the Company's predominately United States-based businesses or the less significant merchant processing and trust businesses it operates in foreign countries. Many of these transactions expose the Company to credit risk in the event of default of the Company's counterparty or client. In addition, the Company's credit risk may be further increased when the collateral held by the Company cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due the Company. There is no assurance that any such losses would not materially and adversely affect the Company's results of operations.

The financial services industry is highly competitive, and competitive pressures could intensify and adversely affect the Company's financial results The Company operates in a highly competitive industry that could become even more competitive as a result of legislative, regulatory and technological changes, as well as continued industry consolidation which may increase in connection with current economic and market conditions. This consolidation may produce larger, better-capitalized and more geographically diverse companies that are capable of offering a wider array of financial products and services at more competitive prices. The Company competes with other commercial banks, savings and loan associations, mutual savings banks, finance companies, mortgage banking companies, credit unions, investment companies, credit card companies, and a variety of other financial services and advisory companies. In addition, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, and for financial institutions to compete with technology companies in providing electronic and internet-based financial services. Many of the Company's competitors have fewer regulatory constraints, and some have lower cost structures. Also, the potential need to adapt to industry changes in information technology systems, on which the Company and financial services industry are highly dependent, could present operational issues and require capital spending.

The Company continually encounters technological change The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. The Company's future success depends, in part, upon its ability to address customer needs by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in the Company's operations. The Company may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could negatively affect the Company's revenue and profit.

Improvements in economic indicators disproportionately affecting the financial services industry may lag improvements in the general economy Should the stabilization of the United States economy continue, the improvement of certain economic indicators, such as unemployment and real estate asset values and rents, may nevertheless continue to lag behind the overall economy. These economic indicators typically affect certain industries, such as real estate and financial services, more significantly. Furthermore, financial services companies with a substantial lending business, like the Company's, are dependent upon the ability of their borrowers to make debt service payments on loans. Should unemployment or real estate asset values fail to recover for an extended period of time, the Company could be adversely affected.

Changes in consumer use of banks and changes in consumer spending and saving habits could adversely affect the Company's financial results Technology and other changes now allow many consumers to complete financial transactions without using banks. For example, consumers can pay bills and transfer funds directly without going through a bank. This process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and income generated from those deposits. In addition, changes in consumer spending and saving habits could adversely affect the Company's operations, and the Company may be unable to timely develop competitive new products and services in response to these changes that are accepted by new and existing customers.

Changes in interest rates could reduce the Company's net interest income The operations of financial institutions such as the Company are dependent to a large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. An institution's net interest income is significantly affected by market rates of interest, which in turn are affected by prevailing economic conditions, by the fiscal and monetary policies of the federal government and by the policies of various regulatory agencies. Like all financial institutions, the Company's balance sheet is affected by fluctuations in interest rates. Volatility in interest rates can also result in the flow of funds away from financial institutions into direct investments. Direct investments, such as United States government and corporate securities and other investment vehicles (including mutual funds) generally pay higher rates of return than financial institutions, because of the absence of federal insurance premiums and reserve requirements.

Company Risk Factors

The Company's allowance for loan losses may not cover actual losses When the Company loans money, or commits to loan money, it incurs credit risk, or the risk of losses if its borrowers do not repay their loans. Like all financial institutions, the Company reserves for credit losses by establishing an allowance through a charge to earnings to provide for loan defaults and non-performance. The amount of the Company's allowance for loan losses is based on its historical loss experience as well as an evaluation of the risks associated with its loan portfolio, including the size and composition of the loan portfolio, current economic conditions and geographic concentrations within the portfolio. The stress on the United States economy and the local economies in which the Company does business may be greater or last longer than expected, resulting in, among other things, greater than expected deterioration in credit quality of the loan portfolio, or in the value of collateral securing those loans. In addition, the process the Company uses to estimate losses inherent in its credit exposure requires difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of its borrowers to repay their loans, which may no longer be capable of accurate estimation which may, in turn, impact the reliability of the process. As with any such assessments, there is also the possibility that the Company will fail to identify the proper factors or to accurately estimate the impacts of the factors that the Company does identify. The Company also makes loans to borrowers where it does not have or service the loan with the first lien on the property securing its loan. For loans in a junior lien position, the Company may not have access to information on the position or performance of the first lien when it is held and serviced by a third party and this may adversely affect the accuracy of the loss estimates for loans of these types. Increases in the Company's allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect its financial results.

The Company may suffer increased losses in its loan portfolio despite its underwriting practices The Company seeks to mitigate the risks inherent in its loan portfolio by adhering to specific underwriting practices. These practices generally include: analysis of a borrower's credit history, financial statements, tax returns and cash flow projections; valuation of collateral based on reports of independent appraisers; and verification of liquid assets. Although the Company believes that its underwriting criteria are, and historically have been, appropriate for the various kinds of loans it makes, the Company has already incurred high levels of losses on loans that have met these criteria, and may continue to experience higher than expected losses depending on economic factors and consumer behavior. In addition, the Company's ability to assess the creditworthiness of its customers may be impaired if the models and approaches it uses to select, manage, and underwrite its customers become less predictive of future behaviors. Finally, the Company may have higher credit risk, or experience higher credit losses, to the extent its loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral. For example, the Company's credit risk and credit losses can increase if borrowers who engage in similar activities are uniquely or disproportionately affected by economic or market conditions, or by regulation, such as regulation related to climate change. Continued deterioration in economic conditions or real estate values in states or regions where the Company has relatively larger concentrations of residential or commercial real estate could result in significantly higher credit costs. For example, at December 31, 2012, 21.8 percent of the Company's commercial real estate loans and 13.7 percent of its residential mortgages were secured by collateral in California. Continued deterioration in real estate values and underlying economic conditions in California could result in significantly higher credit losses to the Company.

The Company faces increased risk arising out of its mortgage lending and servicing businesses During 2011, the Company and its two primary banking subsidiaries, entered into consent orders with various regulatory authorities as a result of an interagency horizontal review of the foreclosure practices of the 14 largest mortgage servicers in the United States. The consent orders mandated certain changes to the Company's mortgage servicing and foreclosure processes. In addition to the interagency examination by U.S. federal banking regulators, the Company has received inquiries from other governmental, legislative and regulatory authorities on this topic, has cooperated, and continues to cooperate, with these inquiries. These inquiries may lead to other administrative, civil or criminal proceedings, possibly resulting in remedies including fines, penalties, restitution, or alterations in the Company's business practices. Additionally, reputational damage arising from the consent orders or from other inquiries and industry-wide publicity could also have an adverse effect upon the Company's existing mortgage business and could reduce future business opportunities.

In addition to governmental or regulatory investigations, the Company, like other companies with residential mortgage origination and servicing operations, faces the risk of class actions and other litigation arising out of these operations. The Company has reserved for these matters, but the ultimate resolution could exceed those reserves.

Changes in interest rates can reduce the value of the Company's mortgage servicing rights and mortgages held for sale, and can make its mortgage banking revenue volatile from quarter to quarter, which can reduce its earnings The Company has a portfolio of MSRs, which is the right to service a mortgage loan–collect principal, interest and escrow amounts–for a fee. The Company initially carries its MSRs using a fair value measurement of the present value of the estimated future net servicing income, which includes assumptions about the likelihood of prepayment by borrowers. Changes in interest rates can affect prepayment assumptions and thus fair value. As interest rates fall, prepayments tend to increase as borrowers refinance, and the fair value of MSR's can decrease, which in turn reduces the Company's earnings.

An increase in interest rates tends to lead to a decrease in demand for mortgage loans, reducing the Company's income from loan originations. Although revenue from the Company's MSRs may increase at the same time through increases in fair value, this offsetting revenue effect, or "natural hedge," is not perfectly correlated in amount or timing. The Company typically uses derivatives and other instruments to hedge its mortgage banking interest rate risk, but this hedging activity may not always be successful. The Company could incur significant losses from its hedging activities, and there may be periods where it elects not to hedge its mortgage banking interest rate risk. As a result of these factors, mortgage banking revenue can experience significant volatility.

Maintaining or increasing the Company's market share may depend on lowering prices and market acceptance of new products and services The Company's success depends, in part, on its ability to adapt its products and services to evolving industry standards. There is increasing pressure to provide products and services at lower prices. Lower prices can reduce the Company's net interest margin and revenues from its fee-based products and services. In addition, the widespread adoption of new technologies, including internet services, could require the Company to make substantial expenditures to modify or adapt the Company's existing products and services. Also, these and other capital investments in the Company's businesses may not produce expected growth in earnings anticipated at the time of the expenditure. The Company might not be successful in introducing new products and services, achieving market acceptance of its products and services, or developing and maintaining loyal customers.

The Company relies on its employees, systems and certain counterparties, and certain failures could materially adversely affect its operations The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from the Company's operations, including, but not limited to, the risk of fraud by employees or persons outside of the Company, unauthorized access to its computer systems, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements and business continuation and disaster recovery. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. Third parties with which the Company does business could also be sources of operational risk to the Company, including risks relating to breakdowns or failures of those parties' systems or employees. In the event of a breakdown in the internal control system, improper operation of systems or improper employee actions, the Company could suffer financial loss, face regulatory action and suffer damage to its reputation.

If personal, confidential or proprietary information of customers or clients in the Company's possession were to be mishandled or misused, the Company could suffer significant regulatory consequences, reputational damage and financial loss. This mishandling or misuse could include, for example, situations in which the information is erroneously provided to parties who are not permitted to have the information, either by fault of the Company's systems, employees, or counterparties, or where the information is intercepted or otherwise inappropriately taken by third parties.

A breach in the security of the Company's systems could disrupt its businesses, result in the disclosure of confidential information, damage its reputation and create significant financial and legal exposure Although the Company devotes significant resources to maintain and regularly upgrade its systems and processes that are designed to protect the security of the Company's computer systems, software, networks and other technology assets and the confidentiality, integrity and availability of information belonging to the Company and its customers, there is no assurance that the Company's security measures will provide absolute security. In fact, many other financial services institutions and companies engaged in data processing have reported breaches in the security of their websites or other systems, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage systems, often through the introduction of computer viruses or malware, cyberattacks and other means. The Company and several other financial institutions in the United States have recently experienced attacks from technically sophisticated and well-resourced third parties that were intended to disrupt normal business activities by making internet banking systems inaccessible to customers for extended periods. These "denial-of-service" attacks have not breached the Company's data security systems, but require substantial resources to defend, and may affect customer satisfaction and behavior.

Despite the Company's efforts to ensure the integrity of its systems, it is possible that the Company may not be able to anticipate or to implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently or are not recognized until launched, and because security attacks can originate from a wide variety of sources, including persons who are involved with organized crime or associated with external service providers or who may be linked to terrorist organizations or hostile foreign governments. Those parties may also attempt to fraudulently induce employees, customers or other users of the Company's systems to disclose sensitive information in order to gain access to the Company's data or that of its customers or clients. These risks may increase in the future as the Company continues to increase its mobile payments and other internet-based product offerings and expands its internal usage of web-based products and applications.

If the Company's security systems were penetrated or circumvented, it could cause serious negative consequences for the Company, including significant disruption of the Company's operations, misappropriation of confidential information of the Company or that of its customers, or damage to computers or systems of the Company and those of its customers and counterparties, and could result in violations of applicable privacy and other laws, financial loss to the Company or to its customers, loss of confidence in the Company's security measures, customer dissatisfaction, significant litigation exposure, and harm to the Company's reputation, all of which could have a material adverse effect on the Company.

The change in residual value of leased assets may have an adverse impact on the Company's financial results The Company engages in leasing activities and is subject to the risk that the residual value of the property under lease will be less than the Company's recorded asset value. Adverse changes in the residual value of leased assets can have a negative impact on the Company's financial results. The risk of changes in the realized value of the leased assets compared to recorded residual values depends on many factors outside of the Company's control, including supply and demand for the assets, condition of the assets at the end of the lease term, and other economic factors.

Negative publicity could damage the Company's reputation and adversely impact its business and financial results Reputation risk, or the risk to the Company's business, earnings and capital from negative publicity, is inherent in the Company's business and increased substantially because of the financial crisis beginning in 2008. The reputation of the financial services industry in general has been damaged as a result of the financial crisis and other matters affecting the financial services industry, including mortgage foreclosure issues. Negative public opinion about the financial services industry generally or the Company specifically could adversely affect the Company's ability to keep and attract customers, and expose the Company to litigation and regulatory action. Negative publicity can result from the Company's actual or alleged conduct in any number of activities, including lending practices, mortgage servicing and foreclosure practices, corporate governance, regulatory compliance, mergers and acquisitions, and related disclosure, sharing or inadequate protection of customer information, and actions taken by government regulators and community organizations in response to that conduct. Because most of the Company's businesses operate under the "U.S. Bank" brand, actual or alleged conduct by one business can result in negative publicity about other businesses the Company operates. Although the Company takes steps to minimize reputation risk in dealing with customers and other constituencies, the Company, as a large diversified financial services company with a high industry profile, is inherently exposed to this risk.

The Company's reported financial results depend on management's selection of accounting methods and certain assumptions and estimates The Company's accounting policies and methods are fundamental to how the Company records and reports its financial condition and results of operations. The Company's management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with generally accepted accounting principles and reflect management's judgment regarding the most appropriate manner to report the Company's financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances, yet might result in the Company's reporting materially different results than would have been reported under a different alternative.

Certain accounting policies are critical to presenting the Company's financial condition and results. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include: the allowance for credit losses; estimations of fair value; the valuation of purchased loans and related indemnification assets; the valuation of MSRs; the valuation of goodwill and other intangible assets; and income taxes. Because of the uncertainty of estimates involved in these matters, the Company may be required to do one or more of the following: significantly increase the allowance for credit losses and/or sustain credit losses that are significantly higher than the reserve provided; recognize significant impairment on its goodwill and other intangible asset balances; or significantly increase its accrued taxes liability. For more information, refer to "Critical Accounting Policies" in this Annual Report.

Changes in accounting standards could materially impact the Company's financial statements From time to time, the Financial Accounting Standards Board and the United States Securities and Exchange Commission change the financial accounting and reporting standards that govern the preparation of the Company's financial statements. These changes can be hard to predict and can materially impact how the Company records and reports its financial condition and results of operations. In some cases, the Company could be required to apply a new or revised standard retroactively, resulting in the Company's restating prior period financial statements.

Acquisitions may not produce revenue enhancements or cost savings at levels or within timeframes originally anticipated and may result in unforeseen integration difficulties and dilution to existing shareholders The Company regularly explores opportunities to acquire financial services businesses or assets and may also consider opportunities to acquire other banks or financial institutions. The Company cannot predict the number, size or timing of acquisitions.

There can be no assurance that the Company's acquisitions will have the anticipated positive results, including results related to expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from the acquisition. Integration efforts could divert management's attention and resources, which could adversely affect the Company's operations or results. The integration could result in higher than expected customer loss, deposit attrition (run-off), loss of key employees, disruption of the Company's business or the business of the acquired company, or otherwise adversely affect the Company's ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. Also, the negative effect of any divestitures required by regulatory authorities in acquisitions or business combinations may be greater than expected.

The Company must generally receive federal regulatory approval before it can acquire a bank or bank holding company. The Company cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. The Company may be required to sell banks or branches as a condition to receiving regulatory approval.

Future acquisitions could be material to the Company and it may issue additional shares of stock to pay for those acquisitions, which would dilute current shareholders' ownership interests.

The Company's business could suffer if the Company fails to attract and retain skilled people The Company's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities the Company engages in can be intense. The Company may not be able to hire the best people or to keep them. Recent strong scrutiny of compensation practices has resulted and may continue to result in additional regulation and legislation in this area as well as additional legislative and regulatory initiatives, and there is no assurance that this will not cause increased turnover or impede the Company's ability to retain and attract the highest caliber employees.

The Company relies on other companies to provide key components of the Company's business infrastructure Third party vendors provide key components of the Company's business infrastructure, such as internet connections, network access and mutual fund distribution. While the Company has selected these third party vendors carefully, it does not control their actions. Any problems caused by these third parties, including as a result of their not providing the Company their services for any reason or their performing their services poorly, could adversely affect the Company's ability to deliver products and services to the Company's customers and otherwise to conduct its business. Replacing these third party vendors could also entail significant delay and expense. In addition, failure of third party vendors to handle current or higher volumes of use could adversely affect the Company's ability to deliver products and services to clients and otherwise to conduct business. Technological or financial difficulties of a third party service provider could adversely affect the Company's business to the extent those difficulties result in the interruption or discontinuation of services provided by that party.

The Company has risk related to legal proceedings The Company is involved in judicial, regulatory and arbitration proceedings concerning matters arising from its business activities. The Company establishes reserves for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The Company may still incur legal costs for a matter even if it has not established a reserve. In addition, the actual cost of resolving a legal claim may be substantially higher than any amounts reserved for that matter. The ultimate resolution of any pending or future legal proceeding, depending on the remedy sought and granted, could materially adversely affect the Company's results of operations and financial condition.

The Company is exposed to risk of environmental liability when it takes title to properties In the course of the Company's business, the Company may foreclose on and take title to real estate. As a result, the Company could be subject to environmental liabilities with respect to these properties. The Company may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if the Company is the owner or former owner of a contaminated site, it may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If the Company becomes subject to significant environmental liabilities, its financial condition and results of operations could be adversely affected.

The Company's business and financial performance could be adversely affected, directly or indirectly, by disasters, by terrorist activities or by international hostilities Neither the occurrence nor the potential impact of disasters, terrorist activities or international hostilities can be predicted. However, these occurrences could impact the Company directly (for example, by interrupting the Company's systems, which could prevent the Company from obtaining deposits, originating loans and processing and controlling its flow of business, causing significant damage to the Company's facilities or otherwise preventing the Company from conducting business in the ordinary course), or indirectly as a result of their impact on the Company's borrowers, depositors, other customers, suppliers or other counterparties (for example, by damaging properties pledged as collateral for the Company's loans or impairing the ability of certain borrowers to repay their loans). The Company could also suffer adverse consequences to the extent that disasters, terrorist activities or international hostilities affect the financial markets or the economy in general or in any particular region. These types of impacts could lead, for example, to an increase in delinquencies, bankruptcies or defaults that could result in the Company experiencing higher levels of nonperforming assets, net charge-offs and provisions for credit losses.

The Company's ability to mitigate the adverse consequences of these occurrences is in part dependent on the quality of the Company's resiliency planning, and the Company's ability, if any, to anticipate the nature of any such event that occurs. The adverse impact of disasters, terrorist activities or international hostilities also could be increased to the extent that there is a lack of preparedness on the part of national or regional emergency responders or on the part of other organizations and businesses that the Company transacts with, particularly those that it depends upon, but has no control over. Additionally, the nature and level of natural disasters may be exacerbated by global climate change.

The Company relies on dividends from its subsidiaries for its liquidity needs The Company is a separate and distinct legal entity from its bank subsidiaries and non-bank subsidiaries. The Company receives a significant portion of its cash from dividends paid by its subsidiaries. These dividends are the principal source of funds to pay dividends on the Company's stock and interest and principal on its debt. Various federal and state laws and regulations limit the amount of dividends that its bank subsidiaries and certain of its non-bank subsidiaries may pay to the Company without regulatory approval. Also, the Company's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to prior claims of the subsidiary's creditors, except to the extent that any of the Company's claims as a creditor of that subsidiary may be recognized.

The Company has non-banking businesses that are subject to various risks and uncertainties The Company is a diversified financial services company, and the Company's business model is based on a mix of businesses that provide a broad range of products and services delivered through multiple distribution channels. In addition to banking, the Company provides payment services, investments, mortgages and corporate and personal trust services. Although the Company believes its diversity helps lessen the effect of downturns in any one segment of its industry, it also means the Company's earnings could be subject to various specific risks and uncertainties related to these non-banking businesses.

The Company's stock price can be volatile The Company's stock price can fluctuate widely in response to a variety of factors, including:

- actual or anticipated variations in the Company's quarterly operating results;
- recommendations by securities analysts;
- significant acquisitions or business combinations;
- strategic partnerships, joint ventures or capital commitments by, or involving, the Company or the Company's competitors;
- operating and stock price performance of other companies that investors deem comparable to the Company;
- new technology used or services offered by the Company's competitors;
- news reports relating to trends, concerns and other issues in the financial services industry; and
- changes in government regulations.

General market fluctuations, industry factors and general economic and political conditions and events, as well as interest rate changes, currency fluctuations, or unforeseen events such as terrorist attacks could cause the Company's stock price to decrease regardless of the Company's operating results.

Executive Officers

Richard K. Davis
Mr. Davis is Chairman, President and Chief Executive Officer of U.S. Bancorp. Mr. Davis, 54, has served as Chairman of U.S. Bancorp since December 2007, Chief Executive Officer since December 2006 and President since October 2004. He also served as Chief Operating Officer from October 2004 until December 2006. Mr. Davis has held management positions with the Company since joining Star Banc Corporation, one of its predecessors, as Executive Vice President in 1993.

Jennie P. Carlson
Ms. Carlson is Executive Vice President, Human Resources, of U.S. Bancorp. Ms. Carlson, 52, has served in this position since January 2002. Until that time, she served as Executive Vice President, Deputy General Counsel and Corporate Secretary of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001. From 1995 until the merger, she was General Counsel and Secretary of Firstar Corporation and Star Banc Corporation.

Andrew Cecere
Mr. Cecere is Vice Chairman and Chief Financial Officer of U.S. Bancorp. Mr. Cecere, 52, has served in this position since February 2007. Until that time, he served as Vice Chairman, Wealth Management and Securities Services of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001. Previously, he had served as an executive officer of the former U.S. Bancorp, including as Chief Financial Officer from May 2000 through February 2001.

James L. Chosy
Mr. Chosy is Executive Vice President, General Counsel and Corporate Secretary of U.S. Bancorp. Mr. Chosy, 49, has served in this position since March 1, 2013. From 2001 to 2013, he served as the General Counsel and Secretary of Piper Jaffray Companies. From 1995 to 2001, Mr. Chosy was Vice President and Associate General Counsel of U.S. Bancorp, having also served as Assistant Secretary of U.S. Bancorp from 1995 through 2000 and as Secretary from 2000 until 2001.

Terrance R. Dolan
Mr. Dolan is Vice Chairman, Wealth Management and Securities Services, of U.S. Bancorp. Mr. Dolan, 51, has served in this position since July 2010. From September 1998 to July 2010, Mr. Dolan served as U.S. Bancorp's Controller. He additionally held the title of Executive Vice President from January 2002 until June 2010 and Senior Vice President from September 1998 until January 2002.

John R. Elmore
Mr. Elmore is Vice Chairman, Community Banking and Branch Delivery, of U.S. Bancorp. Mr. Elmore, 56, has served in this position since March 1, 2013. From 1999 to 2013, he served as Executive Vice President, Community Banking, of U.S. Bancorp and its predecessor company, Firstar Corporation.

Richard C. Hartnack
Mr. Hartnack served as Vice Chairman, Consumer and Small Business Banking, of U.S. Bancorp until March 1, 2013. Mr. Hartnack, 67, served in this position since April 2005, when he joined U.S. Bancorp. Prior to joining U.S. Bancorp, he served as Vice Chairman of Union Bank of California from 1991 to 2005 with responsibility for Community Banking and Investment Services.

Richard J. Hidy
Mr. Hidy is Executive Vice President and Chief Risk Officer of U.S. Bancorp. Mr. Hidy, 50, has served in this position since 2005. From 2003 until 2005, he served as Senior Vice President and Deputy General Counsel of U.S. Bancorp, having served as Senior Vice President and Associate General Counsel of U.S. Bancorp and Firstar Corporation since 1999.

Joseph C. Hoesley
Mr. Hoesley is Vice Chairman, Commercial Real Estate, of U.S. Bancorp. Mr. Hoesley, 58, has served in this position since June 2006. From June 2002 until June 2006, he served as Executive Vice President and National Group Head of Commercial Real Estate at U.S. Bancorp, having previously served as Senior Vice President and Group Head of Commercial Real Estate since joining U.S. Bancorp in 1992.

Pamela A. Joseph
Ms. Joseph is Vice Chairman, Payment Services, of U.S. Bancorp. Ms. Joseph, 53, has served in this position since December 2004. Since November 2004, she has been Chairman and Chief Executive Officer of Elavon Inc., a wholly owned subsidiary of U.S. Bancorp. Prior to that time, she had been President and Chief Operating Officer of Elavon Inc. since February 2000.

Michael S. LaFontaine
Mr. LaFontaine is Executive Vice President and Chief Operational Risk Officer of U.S. Bancorp. Mr. LaFontaine, 34, has served in this position since October 2012. From 2007 to 2012, he served as Senior Vice President with responsibility for U.S. Bancorp's corporate compliance, anti-money laundering, and fair lending divisions, and also served as Chief Compliance Officer since 2005.

Howell D. McCullough III
Mr. McCullough is Executive Vice President and Chief Strategy Officer of U.S. Bancorp and Head of U.S. Bancorp's Enterprise Revenue Office. Mr. McCullough, 56, has served in these positions since September 2007. From July 2005 until September 2007, he served as Director of Strategy and Acquisitions of the Payment Services business of U.S. Bancorp. He also served as Chief Financial Officer of the Payment Services business from October 2006 until September 2007. From March 2001 until July 2005, he served as Senior Vice President and Director of Investor Relations at U.S. Bancorp.

Lee R. Mitau
Mr. Mitau served as Executive Vice President and General Counsel of U.S. Bancorp until March 1, 2013. Mr. Mitau, 64, served in this position since 1995. Mr. Mitau also served as Corporate Secretary. Prior to 1995 he was a partner at the law firm of Dorsey & Whitney LLP.

P.W. Parker
Mr. Parker is Executive Vice President and Chief Credit Officer of U.S. Bancorp. Mr. Parker, 56, has served in this position since October 2007. From March 2005 until October 2007, he served as Executive Vice President of Credit Portfolio Management of U.S. Bancorp, having served as Senior Vice President of Credit Portfolio Management of U.S. Bancorp since January 2002.

Richard B. Payne, Jr.
Mr. Payne is Vice Chairman, Wholesale Banking, of U.S. Bancorp. Mr. Payne, 65, has served in this position since November 2010, when he assumed the additional responsibility for Commercial Banking at U.S. Bancorp. From July 2006, when he joined U.S. Bancorp, until November 2010, Mr. Payne served as Vice Chairman, Corporate Banking at U.S. Bancorp. Prior to joining U.S. Bancorp, he served as Executive Vice President for National City Corporation in Cleveland, with responsibility for Capital Markets, from 2001 to 2006.

Kent V. Stone
Mr. Stone is Vice Chairman, Consumer Banking Sales and Support, of U.S. Bancorp. Mr. Stone, 55, has served in this position since March 1, 2013. He served as an Executive Vice President of U.S. Bancorp from 2000 to 2013, most recently with responsibility for Consumer Banking Support Services since 2006, and held other senior leadership positions with U.S. Bancorp since 1991.

Jeffry H. von Gillern
Mr. von Gillern is Vice Chairman, Technology and Operations Services, of U.S. Bancorp. Mr. von Gillern, 47, has served in this position since July 2010. From April 2001, when he joined U.S. Bancorp, until July 2010, Mr. von Gillern served as Executive Vice President of U.S. Bancorp, additionally serving as Chief Information Officer from July 2007 until July 2010.

Directors

Richard K. Davis[1,6]
Chairman, President and Chief Executive Officer
U.S. Bancorp
Minneapolis, Minnesota

Douglas M. Baker, Jr.[5,6]
Chairman and Chief Executive Officer
Ecolab Inc.
(Cleaning and sanitizing products)
St. Paul, Minnesota

Y. Marc Belton[3,4]
Executive Vice President, Global Strategy, Growth and Marketing Innovation
General Mills, Inc.
(Consumer food products)
Minneapolis, Minnesota

Victoria Buyniski Gluckman[2,4]
Retired Chairman and Chief Executive Officer
United Medical Resources, Inc.,
a wholly owned subsidiary of
UnitedHealth Group Incorporated
(Healthcare benefits administration)
Cincinnati, Ohio

Arthur D. Collins, Jr.[1,2,5]
Retired Chairman and Chief Executive Officer
Medtronic, Inc.
(Medical device and technology)
Chicago, Illinois

Roland A. Hernandez[3,4]
Founding Principal and Chief Executive Officer
Hernandez Media Ventures
(Media)
Pasadena, California

Doreen Woo Ho[3,6]
President
San Francisco Port Commission
(Government)
San Francisco, California

Joel W. Johnson[3,6]
Retired Chairman and Chief Executive Officer
Hormel Foods Corporation
(Consumer food products)
Scottsdale, Arizona

Olivia F. Kirtley[1,3,5]
Business Consultant
(Consulting)
Louisville, Kentucky

Jerry W. Levin[1,2,5]
Chairman and Chief Executive Officer
Wilton Brands Inc.
(Consumer products) and
Chairman and Chief Executive Officer
JW Levin Partners LLC
(Private investment and advisory)
New York, New York

David B. O'Maley[2,5]
Retired Chairman, President and Chief Executive Officer
Ohio National Financial Services, Inc.
(Insurance)
Cincinnati, Ohio

O'dell M. Owens, M.D., M.P.H.[1,3,4]
President
Cincinnati State Technical and Community College
(Higher education)
Cincinnati, Ohio

Craig D. Schnuck[4,6]
Former Chairman and Chief Executive Officer
Schnuck Markets, Inc.
(Food retail)
St. Louis, Missouri

Patrick T. Stokes[1,2,6]
Former Chairman and Former Chief Executive Officer
Anheuser-Busch Companies, Inc.
(Consumer products)
St. Louis, Missouri

1. Executive Committee
2. Compensation and Human Resources Committee
3. Audit Committee
4. Community Reinvestment and Public Policy Committee
5. Governance Committee
6. Risk Management Committee

Executive Offices
U.S. Bancorp
800 Nicollet Mall
Minneapolis, MN 55402

Common Stock Transfer Agent and Registrar
Computershare acts as our transfer agent and registrar, dividend paying agent and dividend reinvestment plan administrator, and maintains all shareholder records for the corporation. Inquiries related to shareholder records, stock transfers, changes of ownership, lost stock certificates, changes of address and dividend payment should be directed to the transfer agent at:

Computershare
P.O. Box 43006
Providence, RI 02940-3006
Phone: 888-778-1311 or
201-680-6578 (international calls)
Internet: www.computershare.com/investor

Registered or Certified Mail:
Computershare
250 Royall Street
Canton, MA 02021

Telephone representatives are available weekdays from 8:00 a.m. to 6:00 p.m. Central Standard Time, and automated support is available 24 hours a day, 7 days a week. Specific information about your account is available on Computershare's Investor Centre™ website.

Independent Auditor
Ernst & Young LLP serves as the independent auditor for U.S. Bancorp's financial statements.

Common Stock Listing and Trading
U.S. Bancorp common stock is listed and traded on the New York Stock Exchange under the ticker symbol USB.

Dividends and Reinvestment Plan
U.S. Bancorp currently pays quarterly dividends on our common stock on or about the 15th day of January, April, July and October, subject to approval by our Board of Directors. U.S. Bancorp shareholders can choose to participate in a plan that provides automatic reinvestment of dividends and/or optional cash purchase of additional shares of U.S. Bancorp common stock. For more information, please contact our transfer agent, Computershare.

Investor Relations Contact
Sean C. O'Connor, CFA
Senior Vice President
Investor Relations
sean.oconnor@usbank.com
Phone: 612-303-0778 or 866-775-9668

Financial Information
U.S. Bancorp news and financial results are available through our website and by mail.

Website For information about U.S. Bancorp, including news, financial results, annual reports and other documents filed with the Securities and Exchange Commission, access our home page on the internet at **usbank.com**, click on *About U.S. Bank.*

Mail At your request, we will mail to you our quarterly earnings, news releases, quarterly financial data reported on Form 10-Q, Form 10-K and additional copies of our annual reports. Please contact:

U.S. Bancorp Investor Relations
800 Nicollet Mall
Minneapolis, MN 55402
investorrelations@usbank.com
Phone: 866-775-9668

Media Requests
Thomas J. Joyce
Senior Vice President
Corporate Public Relations
thomas.joyce@usbank.com
Phone: 612-303-3167

Privacy
U.S. Bancorp is committed to respecting the privacy of our customers and safeguarding the financial and personal information provided to us. To learn more about the U.S. Bancorp commitment to protecting privacy, visit usbank.com and click on Privacy Pledge.

Code of Ethics
At U.S. Bancorp, we value high ethical standards above all else. Our ethical principles — integrity, respect, responsibility and good citizenship — guide everything we do. Demonstrating these principles through our words and actions is how we put the power of US to work for our employees, customers, shareholders and communities. Each year, every employee certifies compliance with the letter and spirit of our Code of Ethics and Business Conduct. For details about our Code of Ethics and Business Conduct, visit **usbank.com** and click on *About U.S. Bank* and *Working at U.S. Bank.*

Diversity and Inclusion
U.S. Bancorp and our subsidiaries are committed to developing and maintaining a workplace that reflects the diversity of the communities we serve. We value creating a culture of inclusion where individual differences are valued and respected which enables us to innovate and drive business success. We support a work environment where each individual who shares the fundamental values of the company has an opportunity to contribute and grow based on merit.

Equal Opportunity and Affirmative Action
U.S. Bancorp and our subsidiaries are committed to providing Equal Employment Opportunity to all employees and applicants for employment. In keeping with this commitment, employment decisions are made based on abilities, not race, color, religion, national origin or ancestry, gender, age, disability, veteran status, sexual orientation, marital status, gender identity or expression, genetic information or any other factors protected by law. The corporation complies with municipal, state and federal fair employment laws, including regulations applying to federal contractors.

U.S. Bancorp, including each of our subsidiaries, is an Equal Opportunity Employer committed to creating a diverse workforce.


LENDER


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U.S. Bancorp
800 Nicollet Mall
Minneapolis, MN 55402

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SEC MAIL PROCESSING
RECEIVED
MAR 13 2013
WASH, DC
193
SECTION

2013 Proxy Statement

Notice of Annual Meeting of Shareholders

Tuesday, April 16, 2013, at 11:00 a.m., local time
Morrison Center for the Performing Arts
Boise State University
2201 West Cesar Chavez Lane, Boise, Idaho





800 Nicollet Mall
Minneapolis, Minnesota 55402
(651) 466-3000

March 8, 2013

Dear Shareholders:

We are pleased to invite you to our 2013 annual meeting of shareholders to be held on Tuesday, April 16, 2013, at 11:00 a.m., local time, at the Morrison Center for the Performing Arts, Boise State University, 2201 West Cesar Chavez Lane, Boise, Idaho. At this year's meeting, you will hear a report on matters of current interest to our shareholders and be asked to vote on the items described in the proxy statement.

We hope you will be able to attend the meeting. However, even if you are planning to attend the meeting in person, we strongly encourage you to vote by Internet or telephone or complete, sign and return your proxy card prior to the meeting. This will ensure that your shares are represented at the meeting. The proxy statement explains more about proxy voting and contains additional information about the business to be conducted at the meeting. Please read it carefully.

If you are not able to attend the meeting, you will still be able to access an audio replay of the management presentation given at the meeting from our website. Instructions on how to access the replay are included in the attached proxy statement.

Every shareholder vote is important. To ensure your vote is counted at the annual meeting, please vote as promptly as possible.

Thank you for your ongoing support of our company. We look forward to seeing you at the annual meeting.

Sincerely,

Richard K. Davis
Chairman, President and Chief Executive Officer

ANNUAL MEETING LOCATION

Morrison Center for the Performing Arts
Boise State University
2201 West Cesar Chavez Lane
Boise, Idaho 83725



Parking Lots
BOISE RIVER
MAIN LOBBY ENTRY
CESAR CHAVEZ LANE
9TH STREET
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800 Nicollet Mall
Minneapolis, Minnesota 55402
(651) 466-3000

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF U.S. BANCORP

Date and Time: Tuesday, April 16, 2013, at 11:00 a.m., local time

Place: Morrison Center for the Performing Arts
Boise State University
2201 West Cesar Chavez Lane
Boise, Idaho 83725

Items of Business:

1. The election of 14 directors named in the proxy statement.
2. The ratification of the selection of Ernst & Young LLP as our independent auditor for the 2013 fiscal year.
3. An advisory vote to approve the compensation of our executives disclosed in this proxy statement.
4. A shareholder proposal seeking the establishment of a policy requiring that the Chairman of the Board be an independent director.
5. Any other business that may properly be considered at the meeting or any adjournment of the meeting.

Record Date: You may vote at the meeting if you were a shareholder of record at the close of business on February 20, 2013.

Voting by Proxy: It is important that your shares be represented and voted at the meeting. You may vote your shares by Internet or telephone by no later than 11:59 p.m., Eastern time, on April 15, 2013 (or April 11, 2013, for shares held in the U.S. Bank 401(k) Savings Plan), as directed on the enclosed proxy card. You may also complete, sign and return the enclosed proxy card by mail. Voting in any of these ways will not prevent you from attending or voting your shares at the meeting. We encourage you to vote by Internet or telephone in order to reduce mailing and handling expenses.

By Order of the Board of Directors

James L. Chosy
Secretary

March 8, 2013

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on April 16, 2013:

Our proxy statement and 2012 Annual Report are available at www.usbank.com/proxymaterials.

PROXY STATEMENT TABLE OF CONTENTS

The Board of Directors of U.S. Bancorp is soliciting proxies for use at the annual meeting of shareholders to be held on April 16, 2013, and at any adjournment of the meeting. This proxy statement and the enclosed proxy card are first being mailed or made available to shareholders on or about March 8, 2013.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

How do I vote my shares?

If you are a shareholder of record as of the record date, you can give a proxy to be voted at the meeting in any of the following ways:

- electronically, using the Internet;
- over the telephone by calling a toll-free number; or
- by completing, signing and mailing the printed proxy card.

The Internet and telephone voting procedures have been set up for your convenience. We encourage you to reduce corporate expense by submitting your vote by Internet or telephone. The procedures have been designed:

- to authenticate your identity;
- to allow you to give voting instructions; and
- to confirm that those instructions have been recorded properly.

If you are a shareholder of record and you would like to submit your proxy vote by Internet or telephone, please refer to the specific instructions and the control number provided on the enclosed proxy card. If you wish to submit your proxy by mail, please return your signed proxy card to us before the annual meeting. If you received your proxy materials by e-mail, the e-mail contains voting instructions, including a control number required to vote your shares, and links to the proxy materials on the Internet.

If you hold your shares in street name, you must vote your shares in the manner prescribed by your broker, bank, trust or other nominee. Your broker, bank, trust or other nominee has enclosed or otherwise provided a voting instruction form for you to use in directing the broker, bank, trust or nominee how to vote your shares. Internet and telephone voting are also encouraged for shareholders who hold their shares in street name.

How does the Board recommend that I vote?

The Board of Directors recommends that you vote:

- **"FOR"** the election of each of the nominees to the Board of Directors;
- **"FOR"** the ratification of the selection of Ernst & Young LLP as our independent auditor for the 2013 fiscal year;
- **"FOR"** the advisory approval of the compensation of our executives disclosed in this proxy statement; and
- **"AGAINST"** the shareholder proposal seeking the establishment of a policy requiring that the Chairman of the Board be an independent director.

We are not aware of any other matters that will be voted on at the annual meeting. However, if any other business properly comes before the meeting, the persons named as proxies for shareholders will vote on those matters in a manner they consider appropriate.

What is the purpose of the meeting?

At our annual meeting, shareholders will act upon the matters outlined in the notice of annual meeting of shareholders and described in this proxy statement. Management will also report on our performance during the last fiscal year and, once the business of the annual meeting is concluded, respond to questions from shareholders.

Questions and Answers About the Annual Meeting and Voting

Who is entitled to vote at the meeting?
The Board has set February 20, 2013, as the record date for the annual meeting. If you were a shareholder of record at the close of business on February 20, 2013, you are entitled to vote at the meeting. As of the record date, 1,864,005,910 shares of our common stock were issued and outstanding and, therefore, eligible to vote at the meeting.

What are my voting rights?
Holders of our common stock are entitled to one vote per share. Therefore, a total of 1,864,005,910 votes are entitled to be cast at the meeting. There is no cumulative voting.

How many shares must be present to hold the meeting?
In accordance with our bylaws, shares equal to at least one-third of the voting power of our outstanding shares of common stock as of the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. Your shares are counted as present at the meeting if:

> you have properly submitted a proxy vote by Internet, telephone or mail, even if you abstain from voting on one or more matters;

> you are present and vote in person at the meeting; or

> you hold your shares in street name (as discussed below) and you do not provide voting instructions and your broker, bank, trust or other nominee uses its discretionary authority to vote your shares on the ratification of the selection of our independent auditor.

What is a proxy statement?
It is a document that we are required to give you, or provide you access to, when we are soliciting your vote in accordance with regulations of the Securities and Exchange Commission (the "SEC").

What is a proxy?
It is your designation of another person to vote stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. When you designate a proxy, you also may direct the proxy how to vote your shares. We refer to this as your "proxy vote." Two executive officers, Richard K. Davis and James L. Chosy, have been designated as the proxies to cast the votes of our shareholders at our 2013 annual meeting of shareholders.

What is the difference between a shareholder of record and a "street name" holder?
If your shares are registered directly in your name with our transfer agent, Computershare Investor Services, you are considered the shareholder of record with respect to those shares.

If your shares are held in a stock brokerage account or by a bank, trust or other nominee, then the broker, bank, trust or other nominee is considered to be the shareholder of record with respect to those shares. However, you still are considered the beneficial owner of those shares and your shares are said to be held in "street name." Street name holders generally cannot vote their shares directly and must instead instruct the broker, bank, trust or other nominee how to vote their shares using the voting instruction form provided by it.

How do I vote if my shares are held in the U.S. Bank 401(k) Savings Plan?
If you hold any shares in the U.S. Bank 401(k) Savings Plan, you are receiving, or being provided access to, the same proxy materials as any other shareholder of record. However, your proxy vote will serve as voting instructions to the plan trustee. Your voting instructions must be received at least five days prior to the annual meeting in order to count. In accordance with the terms of the plan, the trustee will vote all of the shares held in the plan in the same proportion as the actual proxy votes submitted by plan participants at least five days prior to the annual meeting.

Questions and Answers About the Annual Meeting and Voting

Can I vote my shares in person at the meeting?
If you are a shareholder of record, you may vote your shares in person by completing a ballot at the meeting. Even if you currently plan to attend the meeting, we recommend that you also submit your proxy as described above so that your vote will be counted if you later decide not to attend the meeting.

If you are a street name holder, you may vote your shares in person at the meeting only if you obtain a signed letter or other document from your broker, bank, trust or other nominee giving you the right to vote the shares at the meeting.

If you are a participant in the U.S. Bank 401(k) Savings Plan, you may submit a proxy vote as described above, but you may not vote your 401(k) Savings Plan shares in person at the meeting.

What if I hold my shares in street name and do not provide voting instructions?
If you hold your shares in street name and do not provide voting instructions, your broker, bank, trust or other nominee has discretionary authority to vote your shares on the ratification of the selection of Ernst & Young LLP as our independent auditor. However, in the absence of your specific instructions as to how to vote, your broker, bank, trust or other nominee does not have discretionary authority to vote on any other proposal. It is important, therefore, that you provide instructions to your broker, bank, trust or other nominee so that your vote with respect to the other proposals is counted.

What vote is required and what is the effect of abstentions?
You may vote "FOR," "AGAINST" or "ABSTAIN" for each nominee for the Board of Directors and on the other proposals. The following table summarizes for each proposal the votes required for approval of the proposal and the effect of voting "ABSTAIN."

Proposal	Votes Required for Approval	Effect of "ABSTAIN" Vote
Election of directors	Majority of shares voted	No effect
Approval of all other proposals	Majority of shares present and entitled to vote	Same effect as "AGAINST" vote

What does it mean if I receive more than one proxy card or voting instruction form?
If you receive more than one proxy card or voting instruction form, it means that you hold shares in more than one account. To ensure that all of your shares are voted, vote separately by Internet or telephone for each proxy card and voting instruction form you receive, or sign and return each proxy card and voting instruction form.

What if I do not specify how I want my shares voted?
If you submit your proxy by Internet or submit a signed proxy card and do not specify how you want to vote your shares, we will vote your shares in accordance with the above recommendations of the Board. Our telephone voting procedures do not permit you to submit your proxy vote by telephone without specifying how you want your shares voted.

Can I change my vote after submitting my proxy?
Yes. You may revoke your proxy and change your vote at any time before your proxy is voted at the annual meeting. If you are a shareholder of record, you may revoke your proxy and change your vote by:

- if you voted over the Internet or by telephone, voting again over the Internet or by telephone by no later than 11:59 p.m., Eastern time, on April 15, 2013;
- if you completed and returned a proxy card, submitting a new proxy card with a later date and returning it so that it is received by April 15, 2013; or
- submitting written notice of revocation to our Corporate Secretary at the address shown on page 5 of this proxy statement so that it is received by April 15, 2013.

Attending the meeting will not revoke your proxy unless you specifically request to revoke it or submit a ballot at the meeting. To request an additional proxy card, or if you have any questions about the annual meeting or how to vote or revoke your proxy, you should write to Investor Relations, U.S. Bancorp, 800 Nicollet Mall, Minneapolis, MN 55402 or call (866) 775-9668.

If you are a participant in the U.S. Bank 401(k) Savings Plan, you may revoke your proxy and change your vote as described above, but only until 11:59 p.m., Eastern time, on April 11, 2013. If you hold your shares in street name, contact your broker, bank, trust or other nominee regarding how to revoke your proxy and change your vote.

Will my vote be kept confidential?
Yes. We have procedures to ensure that all proxies, ballots and voting tabulations that identify shareholders are kept permanently confidential, except to meet legal requirements, to assert claims for or defend claims against our company, to allow authorized individuals to count and certify the results of the shareholder vote, if a proxy solicitation in opposition to the Board takes place or to respond to shareholders who have written comments on proxy cards or who have requested disclosure. We also have the voting tabulations performed by an independent third party.

Who will count the votes?
Representatives of Broadridge Financial Solutions, Inc., our tabulation agent, will tabulate the votes and act as independent inspectors of election.

How do I attend the meeting?
You are entitled to attend the annual meeting only if you were, or you hold a valid legal proxy naming you to act for, one of our shareholders on the record date. Before we will admit you to the meeting, we must be able to confirm:

> your identity by reviewing a valid form of photo identification, such as a driver's license; and

> you were, or are validly acting for, a shareholder of record on the record date by:

> verifying your name and stock ownership against our list of registered shareholders, if you are the record holder of your shares;

> reviewing other evidence of your stock ownership, such as your most recent brokerage or bank statement, if you hold your shares in street name; or

> reviewing a written proxy that shows your name and is signed by the shareholder you are representing, in which case either the shareholder must be a registered shareholder of record or you must have a brokerage or bank statement for that shareholder as described above.

Please let us know whether you plan to attend the meeting by responding affirmatively when prompted during Internet or telephone voting or by marking the attendance box on the proxy card.

At the entrance to the meeting, we will verify that your name appears in our stock records, or will inspect your brokerage or bank statement as your proof of ownership or any written proxy you present as the representative of a shareholder. We will decide in our sole discretion whether the documentation you present for admission to the meeting meets the requirements described above. The admission of persons who are guests of shareholders is subject to the discretion of management. Anyone needing special assistance should call Investor Relations at (866) 775-9668. Please allow ample time for the admission procedures described above.

If you are not able to attend the meeting, you will still be able to access an audio replay of the management presentation given at the meeting from our website. You can find instructions on how to access the replay and the presentation materials on our website at www.usbank.com by clicking on "About U.S. Bank" and then "Webcasts & Presentations."

Who pays for the cost of proxy preparation and solicitation?
We pay for the cost of proxy preparation and solicitation, including the reasonable charges and expenses of brokerage firms, banks, trusts or other nominees for forwarding proxy materials to street name holders. We have retained Phoenix Advisory Partners to assist in the solicitation of proxies for the annual meeting for a fee of approximately $10,500, plus associated costs and expenses.

We are soliciting proxies primarily by mail. In addition, our directors, officers and regular employees may solicit proxies by telephone, facsimile, e-mail or in person. They will not receive any additional compensation for these activities.

How can I contact U.S. Bancorp's Board of Directors?
You or any other interested party may communicate with our Board of Directors by sending a letter addressed to our Board of Directors, non-management directors, lead director or specified individual directors to:

The Office of the Corporate Secretary
U.S. Bancorp
BC-MN-H23I
800 Nicollet Mall
Minneapolis, MN 55402

Any such letters will be delivered to the independent lead director, or to a specified director if so addressed. Letters relating to accounting matters will also be delivered to our chief risk officer for handling in accordance with the Audit Committee's policy on investigation of complaints relating to accounting matters.

How can I receive my proxy materials electronically in the future?
Instead of receiving future copies of our proxy materials by mail, you can elect to receive an e-mail with links to these documents, your control number and instructions for voting over the Internet. Opting to receive your proxy materials electronically will save the cost of producing and mailing documents to you and will also help conserve environmental resources. Your e-mail address will be kept separate from any other company operations and will be used for no other purpose.

If we mailed you a printed copy of our proxy statement and annual report and you would like to sign up to receive these materials electronically in the future, you can choose this option by:

- following the instructions provided on your proxy card or voting instruction form;
- following the instructions provided when you vote over the Internet; or
- going to http://enroll.icsdelivery.com/usb and following the instructions provided.

You may revoke this request at any time by following the instructions at http://enroll.icsdelivery.com/usb. Your election is permanent unless you revoke it later.

PROPOSAL 1 — ELECTION OF DIRECTORS

Our Board of Directors currently has 14 members, and directors are elected annually to one-year terms. All of our current directors have been nominated for election by the Board to hold office until the 2014 annual meeting and the election of their successors.

The current directors are the only nominees, and each of them has previously been elected by the shareholders. The Board has determined that, except for Richard K. Davis, each nominee for election as a director at the annual meeting is independent from U.S. Bancorp as discussed later in this proxy statement under "Corporate Governance — Director Independence."

Director Selection and Qualifications

Director Nominee Selection Process

The selection process for director candidates includes the following steps:

> identification of director candidates by the Governance Committee based upon suggestions from current directors and executive officers and recommendations received from shareholders;

> possible engagement of a director search firm to provide names and biographies of director candidates for the Governance Committee's consideration;

> interviews of candidates by the chair of the Governance Committee and two other Governance Committee members;

> reports to the Board by the Governance Committee on the selection process;

> recommendations by the Governance Committee; and

> formal nomination by the Board for inclusion in the slate of directors at the annual meeting.

Director candidates recommended by shareholders are given the same consideration as candidates suggested by directors and executive officers. A shareholder seeking to recommend a prospective candidate for the Governance Committee's consideration should submit the candidate's name and sufficient written information about the candidate to permit a determination by the Governance Committee whether the candidate meets the director selection criteria set forth below and in our Corporate Governance Guidelines. Recommendations should be sent to the Chair of the Governance Committee in care of the Corporate Secretary of U.S. Bancorp at the address listed on page 5 of this proxy statement.

Director Qualification Standards

We will only consider individuals as candidates for director who possess the highest personal and professional ethics, integrity and values, and who are committed to representing the long-term interests of our shareholders. In evaluating candidates for nomination as a director of U.S. Bancorp, the Governance Committee will also consider other criteria, including:

> current or recent experience as a CEO of a public company or as a leader of another major complex organization;

> business and financial expertise;

> geography;

> experience as a director of a public company;

> gender and ethnic diversity on the Board; and

> independence.

For incumbent directors, the Governance Committee also considers past performance on the Board and contributions to their respective committees.

The Governance Committee also expects each director to display independent thought, practical wisdom and mature judgment. In addition, directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively and should be committed to serving on the Board for an extended period of time. One or more of our directors must possess the education or experience required to qualify as an audit committee financial expert.

2013 Nominees for Director

Each of our director nominees meets the qualification standards described above and in our Corporate Governance Guidelines. In nominating current and new directors, our Governance Committee considers, among other things:

> *Business Experience*. Our Governance Committee considers the balance of business experience represented on the Board. Many of our directors have had experience as a CEO of a large publicly held or private corporation. This background provides experience in general management of large organizations, and oversight of finance, marketing, sales and administrative functions. It also provides experience in risk assessment, corporate governance matters and interaction with boards of directors. Many of our directors have current or recent experience as a director of another large publicly held or private company, which also provides valuable experience in addressing complex governance and business issues relevant to our company.

> *Diversity*. Our Governance Committee considers racial, gender and geographical diversity in our director candidates, and discusses these matters in the course of considering the mix of attributes and qualifications of each candidate. As a financial institution with activities in all 50 states, and a retail footprint of 25 states, we believe it is useful to have directors with backgrounds and experience in our significant geographic markets, and we have indicated the primary geographic location of each director in his or her biographical information below.

> *Tenure*. Our Governance Committee also finds it important to maintain a balance of tenure on the Board. Long-serving directors bring valuable business and governance experience with our company and familiarity with the challenges it has faced over the years, while newer directors bring fresh perspective and new ideas.

Each of the nominees has agreed to serve as a director if elected. Proxies may not be voted for more than 14 directors. If, for any reason, any nominee becomes unable to serve before the election, the persons named as proxies will vote your shares for a substitute nominee selected by the Board of Directors. Alternatively, the Board of Directors, at its option, may reduce the number of directors that are nominated for election. In addition, as described below under "Corporate Governance — Majority Vote Standard for Election of Directors," each of the nominees has tendered his or her resignation as a director in accordance with our corporate governance guidelines to be effective if he or she fails to receive the required vote for election to the Board and the Board accepts the tendered resignation.

Included below is certain information that the nominees for election as directors have provided as well as additional information that the Board considered in nominating the individuals for election to the Board. Board service dates listed include service as directors of U.S. Bancorp's predecessor companies.

Proposal 1 — Election of Directors



Douglas M. Baker, Jr.

St. Paul, Minnesota
Director since 2008

Committees
- Governance
- Risk Management

Business Experience: Mr. Baker, 54, is the Chairman and Chief Executive Officer of Ecolab Inc., a provider of water and hygiene services and technologies for the food, hospitality, industrial and energy markets. He has served as Chairman since May 2006 and Chief Executive Officer since July 2004. He served as President of Ecolab from 2002 until 2011. He joined Ecolab in 1989 and held various leadership positions within the company before being named President and Chief Operating Officer in 2002.

Other Directorships:

- **Ecolab Inc.** since May 2006 (Chairman)

Mr. Baker provides the valuable perspective gained from leading a company through the current economic and corporate governance environment as the CEO of an S&P 500 industrial company with global operations.



Y. Marc Belton

Minneapolis, Minnesota
Director since 2009

Committees
- Audit
- Community Reinvestment and Public Policy

Business Experience: Mr. Belton, 53, is Executive Vice President, Global Strategy, Growth and Marketing Innovation of General Mills, Inc., an S&P 500 manufacturer and marketer of consumer food products. He has held this position since September 2010. Mr. Belton served as Executive Vice President, Worldwide Health, Brand and New Business Development of General Mills from 2005 until September 2010. He joined General Mills in 1983 and held various leadership positions within the company before being named Senior Vice President of Yoplait USA, General Mills Canada Corporation and New Business Development in 2002.

Other Directorships:

- Navistar International Corporation from 1999 to 2009

As a current executive officer with overall responsibility for the global strategy and marketing functions of General Mills, Mr. Belton brings to our Board of Directors expertise in the retail industry, an important area for a major consumer bank such as U.S. Bank, and many years of outstanding work in the field of brand management and business development. Mr. Belton is a member of the Executive Leadership Council in Washington D.C., the nation's premier leadership organization comprised of the most senior African-American corporate executives in Fortune 500 companies, where he participates in current discussions of leadership, management and business issues across many industries.



Victoria Buyniski Gluckman

Cincinnati, Ohio
Director since 1990

Committees
> Compensation and Human Resources
> Community Reinvestment and Public Policy

Business Experience: Ms. Buyniski Gluckman, 61, is retired Chairman and Chief Executive Officer of United Medical Resources, Inc., a third-party administrator of employer healthcare benefits. She served as Chief Executive Officer since founding United Medical Resources in 1983 until April 2008, and as Chairman from 1983 until the acquisition of United Medical Resources by UnitedHealth Group Incorporated in December 2005. Commencing with that transaction and until April 2008, Ms. Buyniski Gluckman assumed the additional duties of Chief Executive Officer of Midwest Security Administrators, another third-party administrator of employer healthcare benefits that is also a subsidiary of UnitedHealth Group.

Other Directorships:

> **Ohio National Financial Services, Inc.** since 1993 (Audit and Investment Committees)

Ms. Buyniski Gluckman brings an entrepreneurial perspective to our Board, having founded her own successful company based on a concept she developed while working in the public healthcare field. Her company grew on the basis of excellent customer service, which is also a cornerstone of U.S. Bancorp's brand and strategy. In addition, Ms. Buyniski Gluckman's service on the board of directors of Ohio National gives her additional experience in the business and management of a large, complex financial services company.



Arthur D. Collins, Jr.

Chicago, Illinois
Director since 1996

Committees
> Chair, Governance
> Compensation and Human Resources
> Executive

Business Experience: Mr. Collins, 65, is retired Chairman and Chief Executive Officer of Medtronic, Inc., a leading medical device and technology company, and, like U.S. Bancorp, an S&P 100 company. Mr. Collins served as Chairman of Medtronic from 2002 until August 2008 and Chief Executive Officer from 2002 until August 2007. Mr. Collins also served as Chief Operating Officer of Medtronic from 1994 to 1996 and President and Chief Operating Officer from 1996 to 2002. Since April 2009, Mr. Collins has acted as a senior advisor for Oak Hill Capital Partners, which manages a private equity portfolio of over $8 billion of private equity capital, and over $20 billion of investment capital.

Other Directorships:

> **Cargill, Incorporated** since 2000 (Human Resources Committee Chair; Governance, Audit and Executive Committees)
> **The Boeing Company** since 2007 (Finance Committee Chair; Audit Committee)
> **Alcoa Inc.** since 2010 (Audit and Compensation and Benefits Committees)
> Medtronic, Inc. from 2002 to 2008

Mr. Collins's experience at Medtronic and Oak Hill Capital gives him a broad perspective on a variety of business and financial issues that is valuable in his service on our Board. Additionally, his experience on Cargill's Board has provided an opportunity for him to gain perspective in an industry directly applicable to U.S. Bancorp's business, as Cargill has a number of significant business segments in the financial services sector.



Richard K. Davis

Minneapolis, Minnesota
Director since 2006

Committees
> Chair, Executive
> Risk Management

Business Experience: Mr. Davis, 55, is Chairman, President and Chief Executive Officer of U.S. Bancorp. He has served as Chairman since December 2007, as President since October 2004 and as Chief Executive Officer since December 2006. He also served as Chief Operating Officer of U.S. Bancorp from October 2004 until December 2006. Mr. Davis has held management positions with our company since joining Star Banc Corporation, one of our predecessors, as Executive Vice President in 1993.

Other Directorships:

> **Xcel Energy Inc.** since 2006 (Lead Director)

As Chairman, President and Chief Executive Officer of U.S. Bancorp, Mr. Davis brings to all Board discussions and deliberations deep knowledge of the company and its business and is the voice of management on the Board. Mr. Davis also brings extensive leadership experience and industry knowledge to the Board gained as Chairman of the Financial Services Roundtable, as Chairman of The Clearing House, and as representative for the Ninth District of the Federal Reserve where he serves on its Financial Advisory Committee.



Roland A. Hernandez

Pasadena, California
Director since 2012

Committees
> Audit
> Community Reinvestment and Public Policy

Business Experience: Mr. Hernandez, 55, is the Founding Principal and Chief Executive Officer of Hernandez Media Ventures, a privately held company engaged in the acquisition and management of media assets. He has served in this capacity since January 2001. Mr. Hernandez served as Chairman of Telemundo Group, Inc., a Spanish-language television and entertainment company, from 1998 to 2000 and as President and Chief Executive Officer from 1995 to 2000.

Other Directorships:

> **MGM Resorts International** since 2002 (Lead Director; Audit Committee Chair; Corporate and Social Responsibility Committee)
> **Vail Resorts, Inc.** since 2002 (Lead Director; Nominating and Governance Committee Chair; Executive and Audit Committees)
> **Sony Corporation** since 2008 (Nominating Committee)
> The Ryland Group, Inc. from 2001 to 2012
> Lehman Brothers Holdings, Inc. from 2005 to 2012
> Wal-Mart Stores, Inc. from 1998 to 2008
> Telemundo Group, Inc. from 1990 to 2000

As the former President, Chief Executive Officer and Chairman of a television and entertainment company, and through his experience on the Boards of MGM Resorts, Sony Corporation and Wal-Mart Stores, Mr. Hernandez has gained a broad understanding of the retail consumer particularly relevant to a major consumer bank such as U.S. Bank. In addition, with his extensive experience on the boards of large public corporations, Mr. Hernandez brings broad corporate governance expertise, along with significant knowledge of board operations, to our Board of Directors.



Doreen Woo Ho

San Francisco, California
Director since 2012

Committees
> Audit
> Risk Management

Business Experience: Ms. Woo Ho, 64, is President of the San Francisco Port Commission, the governing board responsible for the San Francisco, California, waterfront adjacent to San Francisco Bay. She has served as President since January 2012 and as a Commissioner since May 2011. Ms. Woo Ho served as President and Chief Executive Officer of United Commercial Bank, a California commercial bank, from September 2009 to November 2009. She served as President of Community Banking at United Commercial from January 2009 to September 2009. Ms. Woo Ho served as Executive Vice President responsible for Enterprise Marketing at Wells Fargo & Company, a diversified financial services company, in 2008. She served as President of the Consumer Credit Group of Wells Fargo from 1998 to 2007. Ms. Woo Ho was also a member of the Wells Fargo Management Committee from 1999 to 2008.

Ms. Woo Ho's over 35 years of commercial and consumer banking experience brings valuable industry experience and knowledge to U.S. Bancorp's Board.



Joel W. Johnson

Scottsdale, Arizona
Director since 1999

Committees
> Audit
> Risk Management

Business Experience: Mr. Johnson, 69, is the retired Chairman and Chief Executive Officer of Hormel Foods Corporation, a food processing company, and serves as a director of the Hormel Foundation. Mr. Johnson served as Chairman of Hormel from 1995 through October 2006 and Chief Executive Officer from 1993 through December 2005. He served as President from 1992 until May 2004. He joined Hormel in 1991 as Executive Vice President, Sales and Marketing.

Other Directorships:

> **Meredith Corporation** since 1994 (Finance Committee Chair; Nominating/Governance Committee)
> **Ecolab Inc.** since 1996 (Audit Committee Chair; Governance Committee)
> Hormel Foods Corporation from 1991 to 2006

Mr. Johnson's perspective as the former Chairman and Chief Executive Officer of a multinational S&P 500 consumer products company is valuable to U.S. Bancorp, given its major consumer lines of business as well as businesses expanding outside U.S. markets.



Olivia F. Kirtley

Louisville, Kentucky
Director since 2006

Committees
> Chair, Audit
> Governance
> Executive

Business Experience: Ms. Kirtley, 62, a certified public accountant, is a business consultant on strategic and corporate governance issues. She has served in this capacity during all of the past five years. Ms. Kirtley brings extensive experience, expertise and insight to our Board in the areas of audit and corporate governance. In addition to her expertise in audit and tax issues developed in part as a senior manager at a predecessor to auditing firm Ernst & Young LLP, Ms. Kirtley also brings corporate management experience from her tenure at Vermont American Corporation, where she held the positions of Treasurer, Vice President and Chief Financial Officer.

Other Directorships:

> **Res-Care, Inc.** since 1998 (Audit Committee Chair)
> **Papa Johns International, Inc.** since 2003 (Audit Committee Chair; Compensation Committee)
> Lancer Corporation from 1999 to 2006
> Alderwoods Group, Inc. from 2002 to 2006

Ms. Kirtley's excellence in her field has been recognized in her past service as Chair of the American Institute of Certified Public Accountants, Chair of the AICPA Board of Examiners, and as a current U.S. member and Deputy President of the Board of the International Federation of Accountants (IFAC), which establishes international auditing, ethics and education standards for the global accounting profession. In addition, she brings to our Board and Governance Committee a deep understanding of a wide range of current governance issues gained by her work as a corporate governance consultant and a faculty member of The Conference Board Directors' Institute.



Jerry W. Levin

New York, New York
Director since 1995

Committees
> Chair, Compensation and Human Resources
> Governance
> Executive

Business Experience: Mr. Levin, 68, is Chairman and Chief Executive Officer of Wilton Brands Inc., a creative consumer products company, and has served in that position since October 2009. Mr. Levin has also served as Chairman and Chief Executive Officer of JW Levin Partners LLC, a management and investment firm, since founding the firm in February 2005. He served as Vice Chairman of Clinton Group, a private diversified asset management company, from December 2007 until October 2008. Mr. Levin served as Chairman of Sharper Image Corporation, a specialty retailer, from September 2006 until April 2008 and as interim Chief Executive Officer from September 2006 until April 2007. From 1998 until January 2005, Mr. Levin served as the Chairman and Chief Executive Officer of American Household, Inc. (formerly Sunbeam Corporation), a leading consumer products company.

Other Directorships:

> **Ecolab Inc.** since 1992 (Lead Director; Compensation Committee Vice Chair; Governance Committee Chair)
> **Saks Incorporated** since 2007 (Audit and Finance Committees)
> Sharper Image Corporation from 2006 to 2008
> Wendy's International from 2006 to 2008
> American Household, Inc. (formerly Sunbeam Corporation) from 1998 to 2005

Mr. Levin has served as the CEO of six well-known companies, including those listed above, in the branded consumer products sector, and possesses significant expertise in corporate strategy and governance through his successful career as a turnaround, restructuring, and mergers and acquisitions expert. Retail branding and marketing expertise is important to U.S. Bancorp's businesses, and Mr. Levin's expertise in those fields provides great value to our Board.



David B. O'Maley

Cincinnati, Ohio
Director since 1995

Committees
> Compensation and Human Resources
> Governance

Business Experience: Mr. O'Maley, 66, is the retired Chairman, President and Chief Executive Officer of Ohio National Mutual Holdings, Inc. and its subsidiary Ohio National Financial Services, Inc., an intermediate insurance holding company that markets insurance and financial products through its affiliates, including The Ohio National Life Insurance Company. Mr. O'Maley served as Executive Chairman of these companies from November 2010 to May 2012 after serving as Chairman, President and Chief Executive Officer of Ohio National Mutual Holdings and Ohio National Financial Services from 1994 until November 2010. He joined Ohio National in 1992.

Other Directorships:

> The Midland Company from 1998 to 2008

As the retired Chairman, President and Chief Executive Officer of a large financial services company, Mr. O'Maley provides significant financial industry expertise to our Board discussions and is familiar with the current regulatory and business environment.



O'dell M. Owens, M.D., M.P.H.

Cincinnati, Ohio
Director since 1991

Committees
> Chair, Community Reinvestment and Public Policy
> Audit
> Executive

Business Experience: Dr. Owens, 65, is President of Cincinnati State Technical and Community College, an institution of higher education, and has served in that position since September 2010. Dr. Owens has also been providing services as an independent consultant in medicine, business, education and work-site employee benefits since 2001 and has served as the President and Chairman of the Board for Project GRAD (Graduation Really Achieves Dreams), a national non-profit organization formed to improve inner-city education, since 2001. From 2004 to 2010, Dr. Owens served as Coroner of Hamilton County, Ohio.

An internationally known physician and an entrepreneur with accomplished administrative skills in medicine, education and business who has served the public on a variety of community boards, Dr. Owens brings a unique perspective to our Board by combining business expertise and leadership with a strong focus on community service and public policy. Dr. Owens has served as president and chairman of national non-profit organizations devoted to education and empowerment, and has focused his efforts on founding and supporting a number of community service organizations. Dr. Owens's experience is especially valuable in his role as chair of our Board's Community Reinvestment and Public Policy Committee.



Craig D. Schnuck

St. Louis, Missouri
Director since 2002

Committees
> Community Reinvestment and Public Policy
> Risk Management

Business Experience: Mr. Schnuck, 64, is the former Chairman and Chief Executive Officer of Schnuck Markets, Inc., a regional supermarket chain. He was elected President of Schnuck Markets in 1984 and served as Chief Executive Officer from 1989 until January 2006. He served as Chairman from 1991 until December 2006. Mr. Schnuck continues to be active in the Schnuck Markets business and serves as Chair of its Executive Committee.

As the Chair of the Executive Committee of a large, regional food retailer, Mr. Schnuck continues to be involved in the strategic and business concerns of that company, and brings to our company substantial leadership experience gained as its longtime Chairman and Chief Executive Officer. Mr. Schnuck also served for nine years on the board of governors of the Uniform Code Council, the agency that oversees his industry's most fundamental technologies, serving as chairman for two terms, giving him additional insight into technological innovation in retail business, which is an important focus in various U.S. Bancorp business lines. Mr. Schnuck served as a bank director for several of U.S. Bank's predecessor banks from 1979 to 1991, and of predecessor bank holding companies from 1991 to 2001.



Patrick T. Stokes

St. Louis, Missouri
Director since 1992

Committees
> Chair, Risk Management
> Compensation and Human Resources
> Executive

Business Experience: Mr. Stokes, 70, is the former Chairman and former Chief Executive Officer of Anheuser-Busch Companies, Inc., a marketer and producer of beer, operator of family entertainment parks and manufacturer of packaging materials which is now a part of Anheuser-Busch In-Bev N.V./S.A. He served as Chairman of Anheuser-Busch Companies, Inc. from December 2006 to November 2008. He served as President and Chief Executive Officer from 2002 until December 2006 and was affiliated with Anheuser-Busch commencing in 1969.

Other Directorships:

> **Ameren Corporation** since 2004 (Human Resources Committee Chair; Finance Committee)
> Anheuser-Busch Companies, Inc. from 2006 to 2008

As the former Chairman and Chief Executive Officer of a large, multinational consumer products company, Mr. Stokes's experience in the retail industry, along with the customer service and customer experience critical to that company's theme parks, brings valuable consumer and retail insights to our Board. Mr. Stokes also has valuable management experience in another highly regulated industry through his service as a director of Ameren Corporation, an S&P 500 electric and natural gas utility company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ELECTION OF THE 14 NOMINATED DIRECTORS TO SERVE UNTIL THE NEXT ANNUAL MEETING AND THE ELECTION OF THEIR SUCCESSORS.

CORPORATE GOVERNANCE

Our Board of Directors and management are dedicated to exemplary corporate governance. Good corporate governance is vital to our continued success. Our Board of Directors has adopted Corporate Governance Guidelines to provide a corporate governance framework for our directors and management to effectively pursue our objectives for the benefit of our shareholders. The Board reviews and updates these guidelines and the charters of the Board committees at least annually in response to evolving best practices and the results of annual Board and committee evaluations. Our Corporate Governance Guidelines, as well as our Code of Ethics and Business Conduct, can be found at www.usbank.com by clicking on "About U.S. Bank" and then "Corporate Governance" and then, as applicable, "Corporate Governance Guidelines" or "Code of Ethics."

Director Independence

Our Board of Directors has determined that each of the following directors, comprising all of our non-employee directors, has no material relationship with U.S. Bancorp and is independent: Douglas M. Baker, Jr., Y. Marc Belton, Victoria Buyniski Gluckman, Arthur D. Collins, Jr., Roland A. Hernandez, Doreen Woo Ho, Joel W. Johnson, Olivia F. Kirtley, Jerry W. Levin, David B. O'Maley, O'dell M. Owens, M.D., M.P.H., Craig D. Schnuck and Patrick T. Stokes. Richard K. Davis, our only other director, is not independent because he is an executive officer of U.S. Bancorp.

Our Board has adopted a set of standards in our Corporate Governance Guidelines to assist it in assessing the independence of each of our directors. Absent other material relationships with U.S. Bancorp, a director of U.S. Bancorp who otherwise meets the independence qualifications of the New York Stock Exchange (the "NYSE") listing standards may be deemed "independent" by the Board of Directors after consideration of all of the relationships between U.S. Bancorp, or any of our subsidiaries, and the director, or any of his or her immediate family members (as defined in the NYSE listing standards), or any entity with which the director or any of his or her immediate family members is affiliated by reason of being a partner, executive officer or a significant shareholder thereof; provided that an individual is not deemed to be an executive officer of an organization if that role does not constitute his or her principal occupation. However, ordinary banking relationships (such as depository, lending, transfer agency, registrar, trust and custodial, private banking, investment management, securities brokerage, cash management and other services readily available from other financial institutions) are not considered by the Board in determining a director's independence, as the Board considers these relationships to be categorically immaterial. A banking relationship is considered "ordinary" if:

- the relationship is on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons;
- with respect to an extension of credit, it has been made in compliance with applicable law, including Regulation O of the Board of Governors of the Federal Reserve and Section 13(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
- no event of default has occurred and is continuing beyond any cure period; and
- the relationship has no other extraordinary characteristics.

In assessing the independence of our directors, our Governance Committee and full Board carefully considered all of the business relationships between U.S. Bancorp and our directors and their respective affiliated companies, other than ordinary banking relationships. This review was based primarily on responses of the directors to a questionnaire regarding employment, business, familial, compensation and other relationships with U.S. Bancorp and our management. Where relationships other than ordinary banking relationships existed, the Board determined that, except in the case of Mr. Davis, none of the relationships between U.S. Bancorp and the directors or the directors' affiliated companies impairs the directors' independence because the amounts involved are immaterial to the directors or to those companies when compared to their annual income or gross revenues. The Board also determined that, for all of the relationships between U.S. Bancorp and our directors or the directors' affiliated companies, none of the relationships had unique characteristics that could influence the director's impartial judgment as a director of U.S. Bancorp.

The business relationships between U.S. Bancorp and our directors or the directors' affiliated companies that were considered by the Board were:

- U.S. Bank National Association ("U.S. Bank"), U.S. Bancorp's principal banking subsidiary, purchased approximately $7,600 of water care, pest elimination and commercial food equipment products and services in 2012 from Ecolab Inc., of which Douglas M. Baker is Chairman and Chief Executive Officer;
- U.S. Bank has a real estate lease arrangement with General Mills, Inc., of which Y. Marc Belton is Executive Vice President, Global Strategy, Growth and Marketing Innovation, that pre-dates Mr. Belton's service on our Board; and
- Victoria Buyniski Gluckman has a son that is a non-executive employee of U.S. Bank, and O'dell M. Owens, M.D., M.P.H., has a son that was a non-executive employee of U.S. Bank during a portion of 2012.

The Board also considered the relationship between U.S. Bancorp and Schnuck Markets, Inc., a corporation with which our director Craig D. Schnuck is affiliated, that is described later in this proxy statement under the heading "Certain Relationships and Related Transactions — Related Person Transactions."

Board Meetings and Committees

The Board of Directors conducts its business through meetings of the Board and the following standing committees: Audit; Governance; Compensation and Human Resources; Risk Management; Community Reinvestment and Public Policy; and Executive. The standing committees report on their deliberations and actions at each full Board meeting. Each of the standing committees has the authority to engage outside experts, advisors and counsel to the extent it considers appropriate to assist the committee in its work. Each of the standing committees has adopted and operates under a written charter. These charters can be found on our website at www.usbank.com by clicking on "About U.S. Bank" and then "Corporate Governance" and "Board of Directors."

The Board of Directors held eight meetings during fiscal year 2012. Each director attended at least 75% of the total meetings of the Board and Board committees on which he or she served during the fiscal year. The average attendance rate of all directors in 2012 was 97%.

Executive Sessions

The non-employee directors meet in executive session, without the chief executive officer ("CEO") or any other member of management present, at the end of each regularly scheduled Board meeting and may meet without the CEO at any other time. The lead director presides over these executive sessions. See "Board Leadership Structure." In addition, at each regularly scheduled meeting, the Board holds a session between the CEO and the independent directors. This provides a platform for discussions outside the presence of the non-Board management attendees, as well as an opportunity for the independent directors to go into executive session (without the CEO).

During each committee meeting, the committees held executive sessions without members of management present except that, during four Audit Committee meetings, the Audit Committee met in private session with our independent auditor instead of holding an executive session.

Committee Member Qualifications

All of the Audit Committee members meet the independence and experience requirements of the NYSE and the SEC. Our Board of Directors has identified Olivia F. Kirtley, our Audit Committee chair, as an audit committee financial expert under the rules of the SEC. The Audit Committee charter generally prohibits Audit Committee members from serving on more than two other public company audit committees. Currently, no Audit Committee members exceed this restriction.

All of the Governance Committee members and Compensation and Human Resources Committee members meet the independence requirements of the NYSE.

Committee Responsibilities

Committee	Primary Responsibilities
Audit Held 9 meetings during 2012	> Assisting the Board of Directors in overseeing the quality and integrity of our financial statements, including matters related to risks associated with financial reporting and audit and accounting issues, as well as internal control, our compliance with legal and regulatory requirements, the qualifications and independence of our independent auditor, the integrity of the financial reporting processes, both internal and external, and the performance of our internal audit function and independent auditor; > retaining and terminating the independent auditor; and > compensating and overseeing the work of the independent auditor.
Governance Held 5 meetings during 2012	> Discharging the Board's responsibilities relating to corporate governance matters, including developing and recommending to the Board a set of corporate governance principles; > overseeing succession planning for our CEO; > identifying and recommending to the Board individuals qualified to become directors; > managing the performance review process for our current directors; > overseeing the evaluation of management; and > making recommendations to the Board regarding any shareholder proposals.
Compensation and Human Resources Held 7 meetings during 2012	> Discharging the Board's responsibilities relating to the compensation of our executive officers and non-employee directors; > approving our compensation plans, practices and programs; > evaluating and discussing with the risk officers of the Company the risk incentives in our compensation plans and programs; and > evaluating the CEO's performance and the succession plans for executive officers other than our CEO.
Risk Management Held 7 meetings during 2012	> Overseeing our overall enterprise risk management function, including our policies, procedures and practices relating to the management of credit risk; financial, liquidity and market risk; and operational risk; > approving and making recommendations to the Board of Directors regarding the issuance or repurchase of debt and equity securities; > reviewing and evaluating potential mergers and acquisitions; and > reviewing actions regarding our capital, including our dividend policy.
Community Reinvestment and Public Policy Held 4 meetings during 2012	> Reviewing and considering our position and practices on matters of public interest and public responsibility and similar issues involving our relationship with the community at large; > reviewing our activities, performance and compliance with the Community Reinvestment Act and fair lending regulations; and > reviewing our policies and procedures with respect to sustainability and corporate political contributions and related activity.
Executive Held no meetings during 2012	The Executive Committee has authority to exercise all powers of the Board of Directors between regularly scheduled Board meetings.

Risk Oversight by the Board of Directors

As part of its overall responsibility to oversee the management, business and strategy of our company, one of the primary responsibilities of our Board of Directors is to oversee the risk management and the risk mitigation processes of the company. While management is responsible for defining the various risks facing our company, formulating risk management policies and procedures, and managing risk exposures on a day-to-day basis, our Board's responsibility is to monitor the company's risk management processes by informing itself concerning our material risks and evaluating whether management has reasonable controls in place to address the material risks.

While we do not want to eliminate all risk, we want to understand, assess and manage risk consistent with our business strategy. We want our decisions to reflect a defined risk tolerance, which has been approved by the Board of Directors, and we have long had a robust enterprise risk management framework in order to manage risk appropriately. As part of its oversight responsibility, the Board:

- considers the company's risk tolerance as an integral part of the strategic planning process;
- oversees the amounts and types of risk taken by management in executing the corporate strategy;
- monitors the risk experience of the company against the policies and procedures set to control those risks; and
- evaluates the role of incentive compensation in managing the company's risk tolerance.

The Board's risk oversight function is carried out through its committees, and the primary risks faced by the company that are most likely to affect its financial stability and results of operations are overseen by the Risk Management, Audit, and Compensation and Human Resources Committees.

As described in the preceding discussion of committee responsibilities:

- the **Risk Management Committee** is primarily responsible for oversight of the company's risks, such as credit risk, financial, liquidity, market, compliance, operational and reputational risk, and overall enterprise risk;
- the **Audit Committee** is focused on financial statement and accounting risk and internal control;
- the **Compensation and Human Resources Committee** oversees the company's compensation policies and arrangements to ensure that they encourage appropriate levels of risk-taking by management with respect to the company's strategic goals, and to determine whether any of them give rise to risks that are reasonably likely to have a material adverse effect on the company. More information on the evaluation performed by the Compensation and Human Resources Committee is included in the Compensation Discussion and Analysis section beginning on page 38 of this proxy statement; and
- the **Governance Committee** reviews carefully the responsibilities of each Board committee to ensure that all significant risk categories are addressed by at least one committee.

In addition, the Risk Management and Audit Committees meet annually in joint session to give each committee the opportunity to review the risk areas primarily overseen by the other. Finally, at each meeting of the full Board of Directors, each committee gives a detailed review of the matters it discussed and conclusions it reached during its recent meetings.

The Board committees carry out their responsibilities using informational reports from management with respect to all risk areas that are relevant and important at the time. The committees must therefore be confident that an appropriate risk monitoring structure is in place at the management level, in order to be provided accurate and useful informational reports. Our management-level risk oversight structure is robust. We rely on a comprehensive enterprise risk management process to aggregate, monitor, measure and manage risks. This system enables the Board of Directors to establish a mutual understanding with management of the effectiveness of the company's risk management practices and capabilities, to review the company's risk exposure and to elevate certain key risks for discussion at the Board level. A framework exists designed to account for the introduction of emerging risks or any increase in risks routinely taken, which would either be largely controlled by the risk limits in place or identified through the frequent risk reporting that occurs throughout the company.

In addition, an **Executive Risk Committee**, chaired by the chief risk officer and including our CEO, chief financial officer ("CFO"), chief operational risk officer, chief credit officer, chief technology officer and general counsel, meets monthly, and more frequently when circumstances merit, to provide executive management oversight of our enterprise risk framework, assess appropriate levels of risk exposure and actions that may be required for identified risks to be adequately mitigated, promote effective management of all risk categories, and foster the establishment and maintenance of an effective risk culture. The executive vice president of human resources also joins the meetings to report on the Federal Reserve examination process for executive compensation and the risk measurement aspects of that evaluation, which is described further below. These officers manage large, sophisticated groups within the company that are dedicated to controlling and monitoring risk to the levels deemed appropriate by the Board of Directors and executive management. These individuals, together with the company's controller, treasurer and others, also provide the Board's committees with the information the committees need and request in order to carry out their oversight responsibilities.

A robust framework of management-level risk management committees supports the work of the Executive Risk Committee and the Board of Directors. The four primary committees are:

- **Corporate Risk Committee**, chaired by the chief operational risk officer, which manages operational risk exposures;
- **Executive Credit Management Committee**, chaired by the chief credit officer, which ensures that products that have credit risk are supported by sound credit practices; reviews asset quality, trends, portfolio performance statistics and loss forecasts; and reviews and adjusts credit policies accordingly;
- **Asset Liability Committee**, chaired by the CFO, which ensures that the policies, guidelines and practices established to manage our financial risks, including interest rate risk, market risk, liquidity risk, operations risk and capital adequacy, are followed; and
- **Incentive Review Committee**, chaired by the executive vice president of human resources and including the CFO, the chief risk officer, the chief operational risk officer, the chief credit officer and the general counsel, which reviews and evaluates all of the company's incentive compensation programs and policies for risk sensitivity and mitigation, and reports to the Compensation and Human Resources Committee of the Board.

These committees are supported by among others: the Basel Oversight Committee, which helps oversee our Basel II project implementation; the Independent Model Validation Committee, which assists in the efficient and effective implementation of our Independent Model Validation Program; the Trust Risk Management Committee, which coordinates fiduciary governance and risk management processes for our trust divisions; and the Information Security Program Committee, which assists in the efficient and effective implementation of our Information Security Program.

Board Leadership Structure

Our Board has carefully considered the critical issue of Board leadership. In the context of risk management, the leadership of each of the committees that is primarily responsible for risk management is vested in an independent committee chair. With regard to the leadership of the meetings of the full Board, our Board of Directors has adopted a flexible policy regarding the issue of whether the positions of chairman and CEO should be separate or combined. This policy allows the Board to evaluate regularly whether the company is best served at any particular time by having the CEO or another director hold the position of chairman. If the position of chairman is not held by an independent director, an independent lead director is elected with powers virtually identical to those of an independent chairman.

At this time, Mr. Davis serves as chairman and as CEO. The Board believes there are a number of important advantages to combining the positions of chairman and CEO at this time. Critically, it most effectively utilizes Mr. Davis's extensive experience and knowledge regarding the company and provides for the most efficient leadership of our Board and company. Mr. Davis, with over 19 years' experience at U.S. Bancorp, including eight years as President and six years as CEO, has the knowledge, expertise and experience to understand and clearly articulate to the Board the opportunities and risks facing U.S. Bancorp and to lead discussions on important matters affecting our business. The Board believes that combining the CEO and chairman positions creates a firm link between management and the Board and helps the Board respond quickly and effectively to the many business, market and regulatory challenges resulting from the rapidly changing financial services industry. Mr. Davis's service as chairman also provides clarity of leadership for the company and more effectively allows the company to present its vision and strategy with a unified voice.

Although the Board believes that it is more effective to have one person serve as the chairman and CEO at this time, it also recognizes the importance of strong independent leadership on the Board. Accordingly, it has reaffirmed the strong role of the lead director, whose specific duties are to:

- lead executive sessions of the Board's independent or non-management directors, and preside at any session of the Board where the chairman is not present;
- act as a regular communication channel between our independent directors and the CEO;
- set the Board's agenda jointly with the CEO;
- approve Board meeting schedules to ensure there is sufficient time for discussion of all agenda items;
- oversee the scope, quantity and timing of the flow of information from management to the Board;
- be the representative of the independent directors in discussions with our major shareholders regarding their concerns and expectations;
- call special Board meetings or special meetings of the independent directors, as needed;
- approve the retention of consultants who report directly to the Board;
- assist the Board and company officers in assuring compliance with and implementation of our Corporate Governance Guidelines;
- advise the independent Board committee chairs in fulfilling their designated roles and responsibilities to the Board;
- review shareholder communications addressed to the full Board or to the lead director; and
- interview, along with the chair of the Governance Committee, all Board candidates and make recommendations to the Governance Committee and the Board.

The powers and duties of chairman and lead director differ only in that the chairman presides over the normal business portion of the meetings of the Board. Since the lead director may call for an executive session of independent directors at any time, and has joint control over the agenda and the information provided to directors for Board meetings, the Board does not believe that the fact that he does not preside over the normal Board meeting business sessions limits the ability of the Board to have open exchanges of views, or to address any issues the Board chooses, independently of the chairman. In addition, much of the work of the Board is conducted through its committees, none of which, other than the Executive Committee, is chaired by the chairman of the Board.

The lead director is appointed by the Board upon recommendation of the Governance Committee. Patrick T. Stokes, chair of the Risk Management Committee, has served as lead director since January 2011. Mr. Stokes is actively engaged as lead director and works closely with Mr. Davis on Board matters. The lead director is appointed annually by the Board upon recommendation of the Governance Committee with the expectation that the lead director will generally serve three, and may serve up to five, consecutive terms.

Majority Vote Standard for Election of Directors

Our bylaws provide that in uncontested elections a nominee for director will be elected to the Board if the number of votes cast "FOR" the nominee's election exceeds the number of votes cast "AGAINST" that nominee's election. The voting standard for directors in a contested election is a plurality of the votes cast at the meeting.

Our Corporate Governance Guidelines provide that director nominees must submit a contingent resignation in writing to the Governance Committee, which becomes effective if the director fails to receive a sufficient number of votes for re-election at the annual meeting of shareholders and the Board accepts the resignation. The Board will nominate for election or re-election as director only candidates who have tendered such a contingent resignation.

Our Corporate Governance Guidelines further provide that if an incumbent director fails to receive the required vote for re-election, our Governance Committee will act within 90 days after certification of the shareholder vote to determine whether to accept the director's resignation, and will submit a recommendation for prompt consideration by the Board. The Board expects the director whose resignation is under consideration to abstain from participating in any decision regarding his or her resignation. The Governance Committee and the Board may consider any factors they deem relevant in deciding whether to accept a director's resignation.

If each member of the Governance Committee fails to receive the required vote in favor of his or her election in the same election, then those independent directors who did receive the required vote will appoint a committee amongst themselves to consider the resignations and recommend to the Board whether to accept them. However, if the only directors who received the required vote in the same election constitute three or fewer directors, all directors may participate in the decision regarding whether to accept the resignations.

Each director nominee named in this proxy statement has tendered an irrevocable resignation as a director in accordance with our Corporate Governance Guidelines, which resignation will become effective if he or she fails to receive the required vote for election at the annual meeting and the Board accepts his or her resignation.

Succession Planning and Management Development

A primary responsibility of the Board is planning for succession with respect to the positions of Chairman of the Board and CEO, as well as overseeing management succession planning for other senior management positions. The Board's process targets the building of enhanced management depth, considers continuity and stability within the company, and responds to the company's evolving needs and changing circumstances. Toward that goal, the executive talent development and succession planning process is integrated into the Board's annual activities.

The Board works with the Governance Committee to evaluate a number of potential internal and external candidates as successors to the CEO, and considers emergency, temporary succession as well as long-term succession. The Compensation and Human Resources Committee is responsible for reviewing succession planning for executive officer positions other than the CEO. The CEO makes available to the Board his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for those individuals.

Director Policies

Policy Regarding Service on Other Boards

Our Board of Directors has established a policy that restricts our directors from serving on the boards of directors of more than three public companies in addition to their service on our Board of Directors unless the Board determines that such service will not impair their service on the U.S. Bancorp Board. Currently, no directors exceed this restriction.

Policy Regarding Attendance at Annual Meetings

We encourage, but do not require, our Board members to attend the annual meeting of shareholders. Last year all but one of our then-current directors attended the annual shareholders' meeting.

Retirement Policy

Our Board of Directors has established a guideline that an independent director will retire at the first annual meeting of shareholders held after his or her 72nd birthday. In accordance with this guideline, Richard G. Reiten retired from our Board of Directors at the 2012 annual meeting.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Person Transactions

Lending Transactions

During 2012, U.S. Bancorp and our banking and investment subsidiaries engaged in transactions in the ordinary course of business with some of our directors, officers and the persons we know that beneficially owned more than 5% of our common stock on December 31, 2012, and the entities with which they are associated. All loans and loan commitments and any transactions involving other financial products and services in connection with these transactions were made in the ordinary course of business, on substantially the same terms, including current interest rates and collateral, as those prevailing at the time for comparable transactions with others not related to our banking and investment subsidiaries and did not involve more than the normal risk of collectibility or present other unfavorable features.

Transactions with Entities Affiliated with Directors

During 2012, U.S. Bank operated 36 branches and 71 ATMs in grocery stores owned by Schnuck Markets, Inc., of which Craig D. Schnuck, one of our directors, beneficially owns approximately 13% of the outstanding capital stock. Mr. Schnuck's sister, Nancy A. Diemer, and his four brothers, Scott C. Schnuck, Todd R. Schnuck, Mark J. Schnuck and Terry E. Schnuck, also each beneficially own approximately 13% of the outstanding capital stock of Schnuck Markets. In addition, each of Mr. Schnuck's brothers is a director of, and holds the following officer positions with, Schnuck Markets: Scott C. Schnuck, Chairman and Chief Executive Officer; Todd R. Schnuck, President; Mark J. Schnuck, Vice President; and Terry E. Schnuck, Assistant Secretary. Rent and fee payments by U.S. Bank to Schnuck Markets were approximately $2.04 million in 2012. In addition, during 2012, U.S. Bank leased a free-standing building from Schnuck Markets. Rent and fee payments by U.S. Bank were approximately $0.35 million in 2012. The consolidated gross revenues of Schnuck Markets in 2012 were approximately $2.6 billion. These transactions were conducted at arms' length in the ordinary course of business of each party to the transaction. As discussed above under the heading "Corporate Governance — Director Independence," the Board of Directors has determined that this relationship is immaterial to Mr. Schnuck, and that Mr. Schnuck is an independent director.

Transactions with 5% Shareholder

BlackRock, Inc. ("BlackRock") has reported that it, together with certain of its subsidiaries, is the beneficial owner of more than 5% of our common stock, as indicated below under the heading "Security Ownership of Certain Beneficial Owners and Management." From time to time, customers of our Wealth Management and Securities Services and Money Center business lines invest in certain mutual funds that are affiliated with BlackRock. In connection with these investments, we perform certain customary shareholder servicing on behalf of the administrators of these funds that may include, among other things, printing and mailing prospectuses to our customers, aggregating customer buy and sell orders, engaging in recordkeeping and other similar services. We receive a servicing fee from the relevant fund administrators for these services. In 2012, these shareholder servicing fees were approximately $2.93 million in the aggregate. Additionally, in 2012 U.S. Bank and our broker-dealer subsidiary engaged in the purchase and sale of approximately $3.8 billion of corporate and municipal fixed income securities with various entities affiliated with BlackRock. The purchases and sales to BlackRock represented approximately 5.5% of the aggregate purchases and sales of corporate fixed income securities and 1.2% of the aggregate purchases and sales of municipal fixed income securities by U.S. Bank and our broker-dealer subsidiary. These fixed income securities included U.S. Bancorp bonds that were underwritten by that broker-dealer subsidiary. All of these business relationships and transactions with BlackRock and its affiliates were conducted at arms' length in the ordinary course of business of each party to the relationship or transaction.

Review of Related Person Transactions

The Board has adopted written Related Party Transactions Evaluation and Approval Policy and Procedures for the review, evaluation and approval or ratification of transactions between the Company and its related persons and/or their respective affiliated entities. "Related persons" under this policy include our directors, director nominees, executive officers, holders of more than 5% of our common stock, and their respective immediate family members. Their "immediate family members" include children, stepchildren, parents, stepparents, spouses, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and any person (other than a tenant or employee) sharing the person's household. Each of the related person transactions described above was approved or ratified in accordance with the policy.

Except as described below, the policy requires the Governance Committee of the Board to review and evaluate and either approve or disapprove all transactions or series of transactions in which:

> the amount involved will, or may be expected to exceed $120,000 in any fiscal year; and

> the company is, or will be a participant; and

> a related person or an entity affiliated with a related person has, or will have a direct or indirect interest (other than solely as a result of being a director or less than 10% owner of an entity that is party to the transaction).

The Board, however, has determined that the Governance Committee does not need to review or approve certain transactions even if the amount involved will exceed $120,000, including the following transactions:

> lending and other financial services transactions or relationships that are in the ordinary course of business and non-preferential, and comply with applicable laws;

> transactions in which the related person's interest derives solely from his or her services as a director of, and/or his or her ownership of less than ten percent of the equity interest (other than a general partner interest) in, another corporation or organization that is a party to the transaction;

> transactions in which the related person's interest derives solely from his or her ownership of a class of equity securities of the company and all holders of that class of equity securities received the same benefit on a pro rata basis;

> transactions where the rates or charges involved are determined by competitive bids, or that involve the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; and

> employment and compensation arrangements for any executive officer and compensation arrangements for any director, provided that such arrangements have been approved by the Compensation and Human Resources Committee of the Board.

Under the policy, if advance Governance Committee approval of a transaction is not feasible, then the transaction will be considered for ratification at the next regular meeting of the Committee. When considering whether to approve or ratify a transaction, the Governance Committee will consider facts and circumstances that it deems relevant to its determination, including:

> the nature and extent of the related person's interest in the transaction;

> whether the transaction is on substantially the same terms as those prevailing at the time for comparable transactions with persons not affiliated with the Company;

> the materiality of the transaction to each party;

> whether the company's Code of Ethics could be implicated, including whether the transaction would create a conflict of interest or appearance of a conflict of interest;

> whether the transaction is in the best interest of the Company; and

> in the case of a non-employee director, whether the transaction would impair his or her independence.

No director is allowed to participate in the deliberations or vote on the approval or ratification of a transaction if that director is a related person with respect to the transaction under review. On an annual basis the Governance Committee assesses all ongoing relationships with related persons to confirm that the transactions are still appropriate.

COMPENSATION DISCUSSION AND ANALYSIS

This section explains how we compensate the executive officers named in the Summary Compensation Table below on page 46, or the "NEOs." All of the NEOs are members of our "managing committee," which is made up of our CEO and his senior leadership team. Compensation for members of the managing committee is determined by the Compensation and Human Resources Committee of the Board of Directors (the "Compensation Committee").

Executive Compensation Highlights

Elements of Compensation (page 29)

NEO direct compensation at U.S. Bancorp is made up of the following three elements:

- NEOs receive an annual salary.
- NEOs are eligible for an annual cash bonus. The target bonus amount is a percentage of base salary. The actual bonus amount for each year is determined primarily by applying a formula that uses the prior year's earnings per share ("EPS") performance against targets and business line pretax operating income against targets. The Compensation Committee determines the final bonus amount for an NEO after considering individual performance during the year. (page 30)
- NEOs receive a long-term incentive compensation award. During 2012, 50% of this award was granted in the form of performance-based restricted stock units ("RSUs") and 50% was granted in the form of stock options. The number of RSUs awarded each year is adjusted the following year according to a formula that uses a comparison of our actual return on average common equity ("ROE") to a pre-set target, as well as our ROE performance relative to our peer group companies. (page 32)

The amounts of the annual cash bonuses and the long-term incentive compensation awards are determined based on corporate performance, and make up a significant majority of each NEO's total compensation.

Strong Pay and Performance Correlation

NEO compensation at U.S. Bancorp varies significantly from year to year because it is directly linked to achievement of financial plans and operational targets.

Actual cash bonus and equity compensation received varies from targets primarily as a result of formula calculations. These calculations are based on the difference between actual corporate performance and target corporate performance using several different metrics — EPS, ROE, and business line operating income — that the Compensation Committee believes correspond strongly to the creation of shareholder value. In 2008 and 2009, below-target performance resulted in below-target award amounts, and in 2010, 2011 and 2012, above-target performance resulted in above-target award amounts. This fluctuation demonstrates the strong correlation between corporate performance and the variable pay received by our executives.

Strong Corporate and Financial Performance

The Compensation Committee believes that the company's compensation structure has been effective at encouraging the achievement of superior financial and operating results relative to our peers in an uncertain economic environment, while maintaining reasonable risk tolerances.

Our financial performance exceeded expectations during 2012, a year in which the financial services industry continued to face the challenges presented by continued economic weakness and increased regulation. Despite this environment, U.S. Bancorp exceeded its own objectives and outperformed its peers in most leading financial and operational measures during 2012.

Our company's superior performance during 2012 included the following achievements:

> U.S. Bancorp achieved record net revenue in 2012, having consistently shown annual revenue growth over the past five years.

> U.S. Bancorp has consistently been the top performer in our peer group in the common industry performance measures of return on average assets, return on average common equity, and efficiency ratio, and was again the leader in these measures in 2012.[1]

#1 in Return on Average Assets


1.65%
1.41%
1.34%
1.11%
1.11%
1.02%
0.99%
0.94%
0.92%
0.19%
USB
Peer 1
Peer 2
Peer 3
Peer 4
Peer 5
Peer 6
Peer 7
Peer 8
Peer 9

#1 in Return on Average Common Equity


16.2%
13.0%
11.6%
10.8%
10.4%
9.6%
8.5%
8.3%
7.0%
1.3%
USB
Peer 1
Peer 2
Peer 3
Peer 4
Peer 5
Peer 6
Peer 7
Peer 8
Peer 9

#1 in Efficiency Ratio[2]


51.5%
58.0%
59.2%
61.9%
65.3%
67.7%
67.7%
68.3%
73.3%
86.7%
USB
Peer 1
Peer 2
Peer 3
Peer 4
Peer 5
Peer 6
Peer 7
Peer 8
Peer 9

(1) Source: SNL and company reports. The peer group companies included in these tables are listed under the heading "2012 U.S. Bancorp Peer Group" on page 35 of this proxy statement.

(2) Efficiency ratio computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding securities gains (losses).

> This consistent superior financial performance over time has increased long-term shareholder value for our investors.


10-Year Total Shareholder Return
250
200
150
100
50
0
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
$211
$199
$91
USB
KBW Bank Index (BKX)
S&P 500 Index

(1) Source: FactSet and Bloomberg as of December 31, 2012. Assumes $100 was invested on December 31, 2002, in U.S. Bancorp's common stock and each of the two indices and assumes reinvestment of dividends.

> We continued to grow market share in many of our business lines, in part because our consistent financial performance has allowed us to continue to invest in our businesses during the economic downturn experienced in the United States and globally since 2008.

> U.S. Bancorp continued to enjoy among the highest debt ratings in our industry, which reflect the ratings agencies' recognition of our strong, consistent financial performance, the quality of our balance sheet, our future earnings capacity and our strong management team.

Results of Our Executive Compensation Program in 2012

The results of our executive compensation program in 2012 reflected U.S. Bancorp's pay for performance philosophy:

> Annual cash incentives for 2012 were awarded in amounts consistent with our strong 2012 business results. Awards for the NEOs for 2012 ranged from 109% to 139% of their individual bonus targets, based on the company's above-target financial performance in 2012. These awards were calculated under our formula-based bonus plan and granted by the Compensation Committee after making adjustments related to individual performance.

> The number of performance-based restricted stock units awarded in early 2012 to our managing committee members was adjusted upward to 129.4% of target following the one-year performance period. This adjustment was a direct result of 2012 company ROE exceeding both its financial plan and peer ROE performance under the formula included as part of the RSU award terms.

Sound Compensation Practices

Our executive compensation program includes many strong governance features, such as:

- a significant emphasis on long-term equity incentive pay, in order to reinforce a long-term view of performance and enhance the alignment of the executives' goals with those of our shareholders;
- one-half of the value of the long-term incentive award has historically been made in the form of performance-based restricted stock units;
- the inclusion of provisions in equity agreements that cancel all or a portion of the vesting of equity awards under certain circumstances if it is determined that the executive exhibited an inadequate sensitivity to risk;
- formal "risk scorecard" analyses for our senior management-level employees, which may result in annual incentive compensation adjustments in cases where the executive has demonstrated inadequate sensitivity to risk;
- a policy addressing "clawbacks" of executive compensation, under which the company may recover payments of incentive compensation attributable to incorrectly reported earnings;
- a prohibition on hedging and pledging of U.S. Bancorp stock by its senior executives and directors;
- double-trigger vesting of outstanding long-term incentive awards in the event of a change in control;
- a prohibition on repricing of stock options;
- the use of tally sheets by the Compensation Committee in reviewing the overall compensation of our managing committee members, which includes all of the NEOs; and
- stock ownership guidelines for our executive officers and directors.

Philosophy and Objectives of Our Executive Compensation Program

Compensation Program Goals

The Compensation Committee has designed the executive compensation program to attract, motivate, reward and retain the management talent required to achieve our corporate objectives and increase shareholder value, while at the same time making the most efficient use of our resources and strongly emphasizing pay for performance.

The Compensation Committee achieves these objectives through a compensation package that:

- links a significant portion of total compensation to corporate, business line and individual performance, which we believe will create long-term shareholder value;
- provides total compensation that is market competitive, permitting us to hire and retain high-caliber individuals at all levels of management;
- emphasizes stock-based compensation, encouraging our executive officers to think and act as long-term shareholders;
- subjects a significant percentage of executive officer total compensation to multi-year vesting, in order to enhance executive retention and encourage a long-term view of corporate achievement; and
- encourages an appropriate sensitivity to risk on the part of senior management, which protects long-term shareholder interests.

Pay for Performance

U.S. Bancorp operates in a highly complex business environment, where it competes with many well-established financial institutions. Our long-term business objective is to maximize shareholder value by increasing net income and earnings per share without exposing the company to undue risk. If we are successful in achieving this objective, the Compensation Committee believes the results will inure to the financial benefit of our shareholders.

Accordingly, our executive compensation program is designed to reward our executives for achieving annual and long-term financial results that further these objectives. As we describe below under "Compensation Components," the cash incentive plan rewards performance relative to corporate and business line financial plans established at the beginning of the fiscal year, and the performance RSUs granted under the stock incentive plan are linked to ROE targets that directly measure the return generated by the company on its shareholders' investment. At the same time, the Compensation Committee carefully weighs the risks inherent in these programs against the goals of the programs and the company's stated risk tolerance. Additional discussion of the risk oversight undertaken by the Compensation Committee can be found below under "Decision Making and Policies — Risk Considerations in Setting Managing Committee Compensation."

In 2010, 2011 and 2012, our corporate performance was strong, significantly exceeding our financial plan and in 2011 and 2012 achieving record net revenue, and the formula-based annual incentive plan resulted in funding for executive bonuses that was above target levels. In 2008 and 2009, the company did not achieve its financial plans for the year and, as a result, the cash bonuses awarded under the plan were below target levels. Likewise, the amounts of performance RSUs included in the annual long-term incentive equity grants were adjusted upward in 2010, 2011 and 2012 and downward in 2009 (the first year in which this form of equity compensation was used), according to our ROE performance during the performance period applicable to these awards. This variability in the amount of the bonus pool funding and final equity award amounts is a cornerstone of our pay-for-performance compensation philosophy. However, the unusual economic and regulatory environment for financial institutions since 2008 has produced larger variances from target performance than would be expected in a more normal environment.

At-Risk Compensation

In order to have the desired incentive effect, the amount of pay that is directly linked to performance is significant. Base salary, broad-based employee benefits and our very limited perquisites are the only elements of compensation whose value does not vary annually based upon company performance. As shown in the charts below, between 85% and 89% of 2012 total direct compensation for our NEOs is dependent on our company's financial performance:

CEO Pay Mix


Base Salary 11%
Annual Cash Incentive 30%
Long-term Incentive 59%

At-risk Compensation: 89%

Other NEO Pay Mix


Base Salary 15%
Annual Cash Incentive 26%
Long-term Incentive 59%

At-risk Compensation: 85%

Our CEO's base salary represents a smaller percentage of total annual compensation than the other NEOs, and therefore his proportion of annual cash incentive and long-term equity compensation are correspondingly higher. This greater emphasis on incentive compensation is consistent with our compensation philosophy of providing compensation that involves greater risk and reward potential as an employee takes on greater management responsibility at U.S. Bancorp, and is also consistent with the pay practices of our peer group.

Compensation Components

Total Compensation

The direct compensation of our NEOs consists primarily of the following components:

Annual Compensation Component	Purpose	Considerations
Base Salary	Provide a fixed amount of cash compensation upon which our NEOs can rely	Levels are intended to reward experience and demonstrated skills and competencies relative to the market value of the position ——— The NEO's salary level relative to peers. Any base salary increases are based on factors such as: > experience and tenure in a position; > increased scope of responsibilities; and > individual performance
Annual Incentive Compensation **(Cash Bonus Award)**	Motivate and reward NEOs for achieving or exceeding corporate, business line and individual performance goals, which is key for our pay-for-performance objectives ——— Aligns NEOs' interests with those of our shareholders by promoting strong annual results through achievement of financial goals set based on strategic plan	Compensation Committee annually sets target percentage of base salary for each NEO's annual cash bonus amount ——— Target levels are structured to provide cash bonus opportunities ranging from 125% to 150% (225% for the CEO) of the NEO's base salary. At target levels, this results in more than half of the NEO's total cash compensation being dependent upon our financial results
Long-Term Incentive Compensation	Aligns NEOs' interests with long-term shareholder interests by linking part of each NEO's compensation to long-term corporate and stock price performance ——— **Performance-Based RSUs** Motivate our NEOs to manage the company to achieve additional financial goals that are expected to lead to increased shareholder value; multi-year vesting requirement serves as an additional retention tool ——— **Stock Options** Support our growth strategy, provide a strong link between NEOs' compensation and our stock price, and serve as a retention tool	Compensation Committee uses long-term compensation to emphasize alignment with the company's performance over a several-year period and minimize the risk of short-term cash bonuses influencing excessive risk-taking behavior ——— When setting long-term award amounts, Compensation Committee considers corporate performance as well as the individual performance of the NEOs ——— Compensation Committee uses ROE as the performance measure for RSUs because this measure directly reflects the return generated by the company on its shareholders' investment. ROE encompasses profitability, efficiency, balance sheet management and financial leverage, and requires prudent management of the balance between risk and return on capital investments ——— Compensation Committee sets the company ROE goals necessary to earn 100% of the RSUs originally awarded at the ROE level included in the company's financial plan at the beginning of the fiscal year. Compensation Committee believes this target to be moderately challenging and to create incentives for superior performance without incentivizing unreasonable risk-taking that could be encouraged by unachievable goals

Executive Benefits and Perquisites
In addition to the primary components of our executive compensation program, NEOs are also eligible to receive health benefits under the same plans available to our other employees, matching contributions to their U.S. Bank 401(k) Savings Plan accounts on the same basis as our other employees, and retirement benefits that are earned over their career with the company. Perquisites for NEOs are limited, consisting primarily of financial planning expenses, home security, parking and executive physicals, and NEOs are not grossed up for tax liabilities resulting from perquisites.

Change-in-Control Agreements
We maintain change-in-control agreements with all of our NEOs. The terms of these agreements are discussed below under the headings "Executive Compensation — Potential Payments Upon Termination or Change-in-Control — Potential Payments Upon Change-in-Control" and "— Employment Agreement with Pamela Joseph." These change-in-control agreements are designed to reinforce and encourage the continued attention and dedication of our managing committee members to their assigned duties without distraction in the face of the potentially disruptive circumstances arising from the possibility of a change in control.

Annual Cash Incentive Awards

Our annual incentive plan is based on a formula
All management-level employees, including the NEOs and our other managing committee members, have the opportunity to earn annual cash bonus awards based on achievement of corporate and business line financial plans. The size of the award pool is calculated by evaluating company performance against pre-established, annual plan targets for corporate EPS and for business line pre-tax income.

How the incentive plan formula works
The company's business is comprised of 45 revenue-producing business lines and 11 corporate support business lines, each of which establishes an individual annual financial plan that makes up a portion of the company's overall annual financial plan. Each business line financial plan contains a pre-tax operating income target. Under the annual cash incentive plan applicable to most of our management-level employees, that target and the corporate EPS target are then compared to actual results to determine what formula percentage (from 0% to 200%) of the aggregate target bonuses of those employees in the business line will be available to fund awards.

The formula percentage to be applied to the aggregate target bonuses to determine bonus funding available for each business line under the annual cash incentive plan is calculated as follows:

> The percentages by which actual corporate EPS differs from the EPS target and actual business line pretax operating income differs from target pretax operating income are each multiplied by a leverage factor of four, which magnifies the positive or negative variation of actual results. For example, if the actual corporate EPS were 5% greater than the EPS target, the formula would multiply 5% by four to arrive at 20%. The 20% would then be added to 100% to get an EPS percentage component ("EPS Bonus Funding Component") of 120%. If the actual business line pretax operating income were 3% below target, the formula would multiply 3% by four to arrive at 12%. The 12% would then be subtracted from 100% to get a business line percentage component ("Business Line Bonus Funding Component") of 88%. Neither the EPS Bonus Funding Component nor the Business Line Bonus Funding Component may be less than 0% or greater than 200%.

> The formula percentage is then calculated by applying 35% to the EPS Bonus Funding Component and 65% to the Business Line Bonus Funding Component to arrive at a weighted aggregate percentage (the "Bonus Funding Percentage") for a particular business line. For example, a 120% EPS Bonus Funding Component weighted 35% and an 88% Business Line Bonus Funding Component weighted 65% results in a Bonus Funding Percentage of 99.2%.

> The Bonus Funding Percentage in the case of a corporate support business line is calculated slightly differently, with 35% based on the EPS Bonus Funding Component, 50% based on the weighted average Business Line Bonus Funding Components of all of the business lines, and 15% based on the support line's performance against its financial target.

> The aggregate target bonuses of management-level employees in the business line are multiplied by that business line's Bonus Funding Percentage to determine the total amount available to fund bonus awards in that business line.

The initial calculation used to determine cash bonus awards for the managing committee members, including the NEOs, is made at a total company level after the above calculation has been made for each of the 56 business lines. That percentage (the "Overall Bonus Funding Percentage") is calculated by dividing (1) the total dollar amount of all funds available for bonuses in all 56 business lines, by (2) the total dollar amount of all target bonuses of all bonus-eligible employees in all 56 business lines. The Overall Bonus Funding Percentage is used as the initial calculation of the percentage of target bonuses to be awarded to the managing committee members, including the NEOs. For 2012, the EPS value used for purposes of the annual cash incentive plan was $2.90, which reflects an aggregate $0.06 upward adjustment to reported EPS for two items. Under the terms of the cash incentive plan, the effect on EPS of any variation between the actual and planned amount of credit loss accounting reserve change is reduced by 50%, which for 2012 resulted in an increase to the EPS used for purposes of funding calculations. The Compensation Committee also increased the EPS used for funding calculations so that the effect of a regulatory settlement would affect bonus funding for 2013 rather than 2012. Using precision to three decimal points in the calculation, the $2.90 level of achievement of EPS was 9.6% greater than the 2012 EPS target of $2.64, so the EPS Bonus Funding Component was 138.4%. The 2012 Business Line Bonus Funding Components for the company's 56 business lines ranged from 0% to 200%. The Bonus Funding Percentages for the company's 56 business lines in 2012 ranged from 49.9% to 177%. The Overall Bonus Funding Percentage in 2012 was 122.7%.

The economic instability of the past several years has been a primary driver behind fluctuating corporate financial performance, which resulted in a funding amount for the NEOs that has varied substantially from year to year. The Overall Bonus Funding Percentage for the past five years has fluctuated between 32.2% and 141.2% of target. Since the targets used in the formula plan are taken from the company's financial plans, the Compensation Committee would expect the Overall Bonus Funding Percentage to fluctuate more closely around 100% as the economy stabilizes and financial performance becomes more predictable. During the five-year period from 2008 to 2012, a time of substantial economic uncertainty, the Overall Bonus Funding Percentage has averaged 98.9% of target.

The Compensation Committee believes that the annual cash incentives for managing committee members should be set based on the aggregate measure of overall bonus funding, rather than using a measure solely related to the performance of the set of business lines for which the individual is responsible. This is because, in the view of the Compensation Committee, the managing committee is a team responsible for the performance of the entire company and should therefore have incentive funding levels that reflect the performance of the entire company.

Why we use these performance measures for the incentive plan

The Compensation Committee believes that the EPS and business line operating plan targets used in the annual cash incentive plan, which forms the basis for the managing committee members' bonus funding amounts, are appropriate performance measurements for the managing committee members because:

> EPS is an important indicator of profitability that aligns the interests of the executive officers with those of shareholders;

> EPS captures elements of corporate performance that are beyond those of the individual operating business lines, such as corporate funding policies and the management and use of capital;

> the business line income targets are the fundamental drivers of the company's revenues and income before taxes;

> using business line and corporate targets that are part of the company's annual financial plan, which is approved by the company's Board of Directors after discussion of, among other things, the degree of achievability of that financial plan, is designed to create goals that are challenging yet reasonably achievable, which should not only tend to result in bonus funding amounts that are at approximately 100% of target, but also to provide incentives to take appropriate amounts of risk to achieve those goals; and

> the Compensation Committee values the clear alignment of incentives for executive officers and other management employees resulting from shared performance metrics.

How we determine cash bonus amounts for each NEO
The cash bonus awards for managing committee members for 2012 were determined in January 2013 based on 2012 corporate and business line performance. While the initial calculation of the incentive bonus amounts is determined by formula as described above, the actual bonus amounts awarded by the Compensation Committee may be increased or decreased to reflect individual performance. Beginning with the amount determined as described above, the Compensation Committee then determines the final amount of each executive officer's annual incentive award based on the Compensation Committee's consideration of his or her individual performance and contributions during the year. Cash incentive award amounts are adjusted downward as well as upward based on these performance reviews. The maximum upward adjustment for any NEO during the past three years was 13.5% above the Overall Bonus Funding Percentage. The Committee believes that it is important to retain the ability to recognize outstanding individual performance in awarding annual bonuses, as well as to acknowledge circumstances where individual performance improvements are suggested or where inappropriate risk-taking behaviors have occurred.

With the view that the level of each managing committee member's cash bonus should reflect in part the levels of the cash bonuses received by the people who work, directly or indirectly, under his or her management, one measure of individual performance considered by the Compensation Committee in setting the final bonus award for each managing committee member that manages a revenue-producing business was the amount by which the total funding levels for the bonus pools of the business lines for which the managing committee member is responsible differed from their target funding levels. The Compensation Committee also considered the CEO's individual performance, and the CEO's views regarding the individual performance of the other managing committee members, in determining managing committee members' cash bonuses. Performance criteria for all managing committee members include performance relative to risk management, internal leadership, development and other business goals, community involvement, involvement in special projects and new initiatives, and talent management, as well as factors including credit quality and audit, regulatory and compliance results. Finally, the Compensation Committee reviews the level of our corporate performance relative to our peer group in the principal profitability measures used by the Board in assessing corporate performance, as well as in relative levels of total shareholder return, as a check on the appropriateness of the award levels in the context of these operational performance measures.

The Compensation Committee's determination of the amount of the 2012 cash bonus award for each NEO is described beginning on page 41 under "Compensation Decisions for Named Executive Officers."

Long-Term Incentive Awards
In 2012 and prior years, 50% of the value of each NEO's long-term incentive award was granted in the form of performance-based restricted stock units ("RSUs") and 50% was granted in the form of stock options. RSU award amounts are adjusted according to a formula tied to our one-year ROE performance, as described in detail below. Both RSUs and options vest ratably over four years from the grant date, and RSU awards are settled in shares of our common stock. Cash dividends on unvested RSUs are accrued during the performance period, but accrued dividends are only paid after the end of the performance period on shares actually earned by the executives.

How long-term incentive award amounts are set
Each year in January, the Compensation Committee determines the dollar value of that year's annual long-term incentive awards for members of the managing committee, including all of the NEOs. In setting each year's award amounts, the Compensation Committee considers the competitive market for each executive's position; absolute

and relative total compensation amounts; internal equity; individual contributions to the company; and cost to the company. The long-term equity award amounts granted in early 2012 reflected increases for certain managing committee members, including several of the NEOs, in recognition of those individuals' value to the company. These awards were granted under the shareholder-approved U.S. Bancorp Amended and Restated 2007 Stock Incentive Plan (the "2007 Stock Plan").

Why we use the ROE performance measure for the RSU awards

The number of RSUs awarded each year is adjusted the following year according to a formula that uses a comparison of our actual return on average common equity ("ROE") to a pre-set target, as well as our ROE performance relative to our peer group companies. ROE is used as the performance measure because:

> it directly reflects the return generated by the company on its shareholders' investment;

> it encompasses profitability, efficiency, balance sheet management and financial leverage, and is among the most widely used indicators of financial performance in our industry;

> achieving a high ROE requires prudent management of the tradeoffs between risk and return, requiring a decision-making process that establishes an appropriate balance between achieving the highest return on invested capital and managing risk within the company's established risk tolerance levels; and

> using ROE as a performance measure aligns the interests of the executives with that of long-term company shareholders, as sustaining a high return on equity is a primary driver of strong earnings growth.

The Compensation Committee believes that using a one-year performance cycle for the performance RSUs provides important clarity for the NEOs and a strong pay and performance link. The one-year performance period creates a sense that strong leadership and effort will directly affect the number of RSUs ultimately received. The Compensation Committee has carefully considered using a longer cycle for its performance-based equity grants, but believes that the uncertainty in the economy and the financial industry, as well as the regulatory environment affecting our business, could have a significant effect on the company's ROE over a longer time horizon that could mute the effects of management performance. The link between performance and pay would be weakened and the incentive effect of the award reduced if members of executive management perceived that the relationship between their performance and their ultimate award value may be largely diluted by factors outside of their control.

How we determine the final award amount of performance RSUs

At the time of each RSU grant, the Compensation Committee establishes a one-year target level for U.S. Bancorp's absolute level of ROE, as well as levels of ROE achievement that would correspond to certain magnitudes of increase or decrease in award amounts. The target level of absolute ROE achievement arises directly from the company's annual financial plan, which is approved by the company's Board of Directors after consideration of, among other things, the degree of achievability of that financial plan, and is therefore designed to be a goal that is challenging yet reasonably achievable, and which should tend to result in performance that is at or near target levels. The Compensation Committee also sets the magnitude of increase or decrease in award amount based on ROE achieved relative to the median of our peers, and uses a matrix reflecting both the absolute and relative ROE parameters to determine the final RSU award amounts by interpolation using the actual ROE level achieved during the year.

The following chart shows the payout matrix set by the Compensation Committee at the time the 2012 awards were made. The adjustment matrix that was used for the 2012 awards provided for the final award amounts to range from 25% to 150% of the number of units subject to the award. Our corporate performance exceeded expectations in many respects in 2012, including by achieving an ROE of 16.2%. Based on these pre-established parameters, 16.2% was between the target and maximum levels for the 2012 award (on the vertical axis). In comparison to its peer group, U.S. Bancorp's ROE ranked first, which was above the 75th percentile (on the horizontal axis). The final adjustment resulted in the number of units ultimately awarded being adjusted upward to 129.4% of the target number of units awarded.

2012 ROE PERFORMANCE MATRIX

		Target Award Number Percentage		
Company ROE Result (Vertical Axis)	Company ROE of 19.5% or more	87.5%	125%	150%
	Company ROE Target (15.5%)	62.5%	100%	125%
	Company ROE of 11.5% or less	25.0%	62.5%	87.5%
		Peer Group ROE Ranking at 25th %ile or below	Peer Group ROE Ranking at Median	Peer Group ROE Ranking at 75th %ile or above
		Peer Group ROE Ranking (Horizontal Axis)		

The Compensation Committee believes that the RSU adjustment structure provides an important balance between rewarding the achievement of absolute performance goals and strong relative performance. For example, if our ROE is less than the specified ROE minimum for U.S. Bancorp, the target award number will be reduced, even if our ROE is at or above the 75th percentile in the peer group ROE ranking. In such a case, the executive's final award (i.e. the number of RSUs that are in fact awarded and eligible to vest over the vesting period) will be less than target, even if U.S. Bancorp substantially outperforms every other company in the peer group. Conversely, if our relative ROE is significantly below the median in the peer group ROE ranking, the executive's target award number will be reduced, even if U.S. Bancorp's absolute ROE substantially exceeds the target ROE for U.S. Bancorp. Thus, executives are not rewarded for poor performance simply because peer group members have even worse performance, nor are they rewarded for exceeding expectations (set at the beginning of the performance year) if performance relative to peers is substandard. In addition, by using a sliding scale for each ROE performance measure, the matrix takes into account the amount of variance from the ROE target and peer group ROE results, providing for a performance-based award while mitigating the incentive for excessive risk-taking that may result from an "all-or-nothing" award.

Changes we made to the long-term incentive award program for 2013

Beginning with awards granted in early 2013, 75% of the value of each NEO's long-term incentive award will be comprised of performance RSU's and 25% will be comprised of stock options. In addition, beginning in 2013, the range for adjusting performance RSU award amounts will be scaled downward. The number of units subject to each award may be adjusted downward to zero or adjusted upward to 125% of the original award amount, based on corporate ROE performance. As described above, awards granted in prior years allowed the final award amounts to range from 25% to 150% of the original award amount. This change decreases the upside leverage of the formula under which final award amounts are determined.

Decision-Making and Policies

Process for Determining Compensation

Executive compensation is determined by the Compensation Committee, which is composed entirely of independent outside directors and is responsible for setting our compensation policy. The Compensation Committee has responsibility for setting each component of compensation for our CEO with the assistance and guidance of Frederic W. Cook & Co., Inc. ("Cook & Co."), its independent professional compensation consultant. The Compensation Committee also sets the total amount and types of compensation paid to members of the Board of Directors. Our CEO and our executive vice president of human resources, also with the help of the independent compensation consultant, develop initial recommendations for all components of compensation for the other managing committee members and present their recommendations to the Compensation Committee for review and approval.

In making executive compensation determinations, our Compensation Committee has also considered the results of the non-binding, advisory shareholder votes on our executive compensation program in each year since 2009. Our shareholders approved our executive compensation program in each of those years, most recently approving it by 93.7% in 2012. The Compensation Committee also considered feedback from some of our largest investors, who expressed no significant concerns about our executive compensation policies and practices. The Compensation Committee was mindful of our shareholders' endorsement of the Compensation Committee's decisions and policies to date and decided to retain our general approach to executive compensation during 2012, with an emphasis on short and long-term incentive compensation that rewards our most senior executives when they deliver value for our shareholders. The Compensation Committee will continue to consider the results from this year's and future advisory shareholder votes regarding our executive compensation program.

Peer Group Analysis

Using peer information as a point of reference, the Compensation Committee focuses on corporate, business line and individual performance in determining each component of compensation. In order to recruit and retain high-performing executives, our compensation program must be competitive with the compensation opportunities provided by companies with which we compete for executive talent. In performing market checks on the level of compensation of our CEO and the other managing committee members, the Compensation Committee uses the same financial services peer group for comparative compensation data that management uses for annual financial performance comparisons.

For 2012, this peer group was unchanged from that used in prior years, and was composed of the following companies, ranked in order of asset size as of December 31, 2012, and showing U.S. Bancorp's relative positioning within the group:

2012 U.S. Bancorp Peer Group

JPMorgan Chase & Co.	BB&T Corporation
Bank of America Corporation	SunTrust Banks, Inc.
Wells Fargo & Company	Fifth Third Bancorp
U.S. Bancorp	Regions Financial Corporation
The PNC Financial Services Group, Inc.	KeyCorp

This group was chosen by management for financial comparison purposes because these financial institutions, along with U.S. Bancorp, represent the ten largest financial services companies based in the United States that provide retail and commercial banking services, other than Citigroup. These companies are used for financial comparisons because, of the U.S. financial institutions, their significant lines of business are most similar to U.S. Bancorp's, with an emphasis on retail and commercial banking, and they are the companies with whom we compete for customer market share. Other companies that provide financial or similar services and are within the asset size range represented by our peer group have significantly different businesses and business strategies from ours. Some of our peer companies are significantly larger than we are, and some are significantly smaller. Within this broad range, U.S. Bancorp is at the 66th percentile rank in asset size of this peer group. All of these peer companies are included in the KBW Bank Index, which we believe is the most appropriate stock market index to use for financial comparison purposes, and which is used in the Stock Performance Chart presented on page 144 of our 2012 Annual Report.

The Compensation Committee believes that it is appropriate to monitor relative compensation amounts with respect to the same peer group that is used by management and the Board for financial performance comparisons, and that this group represents our primary industry competitors for executive talent.

Compensation Market Checks

In January of each year, at the time that compensation decisions are made with respect to amounts of annual incentive awards and long-term incentive awards, the Compensation Committee reviews the past year's company performance relative to the peer group in the profitability measures primarily used by the Board in assessing corporate performance, as well as in relative levels of total shareholder return ("TSR"), stock price performance and company valuation. This review serves as a check on the appropriateness of the equity award levels that have been set by the Compensation Committee, as well as the appropriateness of the cash bonus funding levels that result from the application of the formula contained in the annual cash incentive plan.

In January 2013, when the Compensation Committee reviewed 2012 corporate performance in accordance with this process, the committee discussed the company's one-, two-, three- and five-year TSR in addition to ten-year TSR and other performance measures. The Compensation Committee noted that the company's one-year TSR of 21.0% was higher than that of the S&P 500 and higher than the prior year's one-year TSR. Although our one-year TSR was below the median of our peer group, the Compensation Committee noted that our two-year TSR was the highest among our peer group, demonstrating that the unusually high one-year TSR of a number of our peers was not sufficient to offset their relatively poor stock performance during the prior year. The committee also discussed our company's steady, positive short- and longer-term TSR over the past several years, which were achieved during a time of uncertainty and stress for the financial services industry and contrasted sharply with the more volatile stock performance of many of our peers. After also considering absolute and relative profitability measures as well as company valuation, the Compensation Committee concluded that the compensation decisions that were made in accordance with our compensation program were appropriate when viewed in the context of overall performance.

Later in the year, after complete compensation information is known for our peer group for the preceding fiscal year, the Compensation Committee conducts a more specific comparison of relative total compensation levels for the NEOs against various relative one-, three- and five-year performance measures. In performing this check during 2012, the Compensation Committee reviewed the following performance measures against the grant date value of executive compensation earned in 2011:

Percent Rank Relative to Peer Group[1]



100%
75%
50%
25%
0%
100% 100% 100%
100% 100% 100%
100% 100% 100%
100%
77%
86%
100%
65%
63%
44%
46%
53%
50% 50%
81%
CEO Pay: 77th %ile
Other NEO Pay: 57th %ile
ROA(2)
ROCE(3)
Efficiency Ratio(4)
TSR(5)
Revenue Growth(6)
Net Income Growth(7)
EPS Growth(8)
Primary Measures
Secondary Measures
1-Year
3-Year
5-Year
CEO 2011 TDC
Other NEO 2011 TDC

(1) Source: SNL and FactSet (TSR); data is as of December 31, 2011. The peer group companies are listed under the heading "2012 U.S. Bancorp Peer Group" on page 35 of this proxy statement. Percent rank relative to peer group computed as the rank of the Company's value in a data set as a percentage of the data set.

(2) Return on average assets computed as (i) fiscal year ("FY") net income as a percentage of (ii) average assets. Three-year and five-year performance calculated by adding the return in each year and dividing by 3 or 5, as applicable.

[3] Return on average common equity computed as (i) FY net income available to common shareholders as a percentage of (ii) average common equity. Three-year and five-year performance calculated by adding the return in each year and dividing by 3 or 5, as applicable.

[4] Efficiency Ratio computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding securities gains (losses). Three-year and five-year performance calculated by adding the ratio in each year and dividing by 3 or 5, as applicable.

[5] Total shareholder return computed as common stock value appreciation over the performance period plus reinvestment of dividends and the compounding effect of dividends paid on reinvested dividends.

[6] Revenue growth computed as (i) FY revenue divided by revenue for the relevant prior FY minus (ii) 1. Revenue is computed as the sum of FY net interest income on a taxable-equivalent basis and noninterest income. These numbers were not adjusted for certain significant acquisitions by our peers during these time periods that positively impacted their revenue growth.

[7] Net income growth computed as (i) FY net income divided by net income for the relevant prior FY, minus (ii) 1. These numbers were not adjusted for certain significant acquisitions by our peers during these time periods that positively impacted their net income growth. Net income growth excludes all peer companies with negative net income growth during the relevant time period.

[8] EPS growth computed as (i) FY diluted earnings per share divided by diluted earnings per share for the relevant prior FY, minus (ii) 1. These numbers were not adjusted for certain significant acquisitions by our peers during these time periods that positively impacted their earnings per share growth. EPS growth excludes all peer companies with negative EPS growth during the relevant time period.

These market checks are used to assess the alignment of relative compensation levels within the peer group with relative performance levels within the group, to ensure that relative levels of pay are competitive with those of the companies with whom the company competes for executive talent, while remaining reasonable and appropriate. The Committee believes that the relative compensation of our NEOs within our peer group is appropriate, given that U.S. Bancorp is at the 66th percentile rank of that group in asset size and has consistently led its peers in the common industry measures of return on assets, return on equity and efficiency ratio over the years.

Tally Sheets

Each year, after that year's compensation determinations have been made, a tally sheet summarizing the following information for each of the managing committee members, including each of the NEOs, is reviewed by the Compensation Committee and the Board:

- total direct compensation;
- current value of outstanding vested and unvested equity awards based on year-end fair market values;
- deferred compensation balances;
- present value of accumulated pension benefits;
- value of perquisites; and
- value of termination benefits.

Compensation Committee Consultant

The Compensation Committee retains Cook & Co. to:

- provide advice regarding compensation program design, competitive practices, market trends and peer group composition;
- make recommendations to the Compensation Committee in setting the pay of our CEO;
- provide the same advisory services to the Compensation Committee and our CEO and executive vice president of human resources regarding the compensation of the other managing committee members; and
- advise the Compensation Committee on director compensation.

Cook & Co. does not provide any other services to our company.

The Compensation Committee reviews Cook & Co.'s independence annually. In conducting this review in 2012, the Compensation Committee considered:

- the absence of any other services Cook & Co. provides to the company;
- the amount of fees received by Cook & Co. from the company as a percentage of Cook & Co.'s revenue;
- Cook & Co.'s compliance with its conflict of interest policies with respect to its engagement;
- the absence of any business or personal relationships between Cook & Co., or the individual advisors employed by Cook & Co. working on U.S. Bancorp matters, and any Compensation Committee member;
- the absence of any business or personal relationships between U.S. Bancorp's executive officers and Cook & Co. or the individual advisors employed by Cook & Co. and working on U.S. Bancorp matters; and
- the lack of ownership of any U.S. Bancorp stock by Cook & Co. and the individual advisors employed by Cook & Co. and working on U.S. Bancorp matters.

Based on its review, the Compensation Committee has concluded that Cook & Co is independent of the company and Cook & Co.'s work for the Compensation Committee does not raise any conflicts of interest.

Risk Considerations in Setting Managing Committee Compensation

The Compensation Committee recognizes that the structure of our compensation program for managing committee members, to the extent that it rewards achievement of annual financial performance goals and consists partly of awards tied to the company's stock value, could lead to behaviors that focus executives on short-term performance rather than on our company's long-term welfare. If these behaviors were to occur, they could weaken the link between pay and performance, and diminish the correlation between executive compensation and the return realized by our shareholders.

Taking carefully considered risks is an integral part of any business strategy, and our compensation program is not intended to encourage management decisions that eliminate risk. Rather, the combination of various elements in our program is designed to encourage appropriate sensitivity to risk and mitigate the potential to reward risk-taking that may produce short-term results that appear in isolation to be favorable, but that may undermine the successful execution of our long-term business strategy and negatively affect shareholder value. Together with the company's processes for strategic planning, its internal control over financial reporting and other financial and compliance policies and practices, the design of our compensation program helps to discourage management actions that demonstrate insensitivity to risk.

The Compensation Committee has had a formal process for overseeing these risks since 2008, when the committee undertook a formal and extensive review of our executive compensation program to assess whether any aspect of the program would encourage any of our senior executive officers to take any unnecessary or inappropriate risks that could threaten our company's value.

As a large financial services company, we have been subject to a continuing review of incentive compensation policies and practices undertaken by the Federal Reserve Board since 2009. In the process of participating in that review, we have undertaken a thorough analysis of every incentive compensation plan in the company, the individuals covered by each plan and the risks inherent in each plan's design and implementation. An Incentive Review Committee was created to oversee that review and to provide more comprehensive oversight of the relationship between the various kinds of risk we manage and our company's incentive compensation plans and programs. The Incentive Review Committee meets at least monthly and is responsible for the ultimate review and recommendation of all company incentive plans. This committee reviews plan elements such as plan participants, performance measures, performance and payout curves or formulas, how target level performance is determined (including whether any thresholds and caps exist), how frequently payouts occur, and the mix of fixed and variable compensation that the plan delivers. The plans and programs are also reviewed from the standpoint of reasonableness (e.g. how target pay levels compare to similar plans for similar populations at other companies, and how payout amounts relate to the results which generate the payments), how well the plans and programs are aligned with U.S. Bancorp's goals and objectives, and from an overall standpoint, whether these plans and programs represent an appropriate mix of short-term and long-term compensation.

As part of this review by our Incentive Review Committee, our management team, including senior risk officers and individuals from the compensation department, have identified the risks inherent in these programs and have modified plans and procedures where appropriate to mitigate certain potential risks. For example, all business line incentive compensation plans with a credit component track early defaults, or defaults that occur within the first 12 months, and must include a provision that allows the company to offset future payments by the amount of the previously paid incentives related to the early default. In addition, a "risk scorecard" analysis measuring adequacy of risk management is included in the annual performance reviews of all senior management-level employees, including the NEOs, and serves as the basis for annual cash incentive compensation plan adjustments for those employees. The use of "risk scorecards" was expanded during 2012 to include all employees who have credit responsibility and participate in annual corporate cash incentive plans. The Incentive Review Committee has reviewed its process with the Compensation Committee and discussed the areas where compensation-related risks were being addressed by plan modifications, or were mitigated by internal controls or otherwise.

The Compensation Committee also conducts an annual risk assessment of the compensation packages and components for the managing committee members. The Compensation Committee assesses the incentives for risk-taking contained in the compensation program and balances them with the other goals of the compensation program. The Compensation Committee meets at that time with our CFO, chief credit officer, chief risk officer, general counsel and executive vice president of human resources for a specific discussion of the material risks our company faces, in order to assess those risks and the overall risk tolerance of the company approved by the Board of Directors in relation to the levels of risk inherent in the compensation plans and programs and the performance targets set each year.

In evaluating the incentives for risk-taking in compensation plans and policies for managing committee members, the Compensation Committee considered the following risk-mitigating aspects of those plans and policies:

Overall Compensation Program Risk Mitigation Factors

> *Long-term incentive focus.* The majority of the total compensation received by managing committee members is in the form of equity awards with long-term vesting schedules, which helps to ensure that executives have significant value tied to long-term stock price performance and mitigates incentives to manage the company with an excessive focus on short-term gain.

Annual Incentive Risk Mitigation Factors

> *Broad corporate focus.* The starting point for setting the annual cash incentive award amounts for the NEOs is overall corporate (rather than business line) performance. This structure encourages the overall achievement of annual goals important to our success, while mitigating the incentives to take excessive risks in order to achieve those goals that may exist where incentive amounts are more closely linked to performance of a business line managed by the individual.

> *Specific risk performance analysis.* A "risk scorecard analysis" is performed for all senior management-level employees, including managing committee members, and is reviewed by our Incentive Risk Committee. The results of this analysis may result in decreases in annual incentive compensation amounts in cases of inadequate risk management.

> *Clawback policy.* The company's incentive compensation "clawback" policy discourages risk-taking that would lead to improper financial reporting.

Long-Term Incentive Risk Mitigation Factors

> *Specific equity cancellation provisions.* Beginning in 2012, the equity award agreements for managing committee members have contained a provision that cancels the vesting of equity awards if it is determined that the executive exhibited an inadequate sensitivity to risk that caused a material adverse impact on the company or the executive's line of business.

> *Choice of performance measure.* The performance RSUs use ROE as the measure of corporate performance for determining the final number of units subject to the award. Achieving a high ROE requires a management decision-making process that establishes an appropriate balance between achieving the highest return on invested capital and managing risk within the company's established risk tolerance levels.

> *Adjustment cap on RSU amounts.* The amount by which the performance RSU awards may be adjusted under the performance formula is capped, which limits the potential incentive to take excessive risk in order to realize a greater payout.

> *Stock ownership requirements.* Executives are required to hold significant amounts of company stock through ownership guidelines, which is supported by a policy prohibiting hedging and pledging of company stock, and which supports the alignment of executives' interests with long-term shareholder interests.

> *Policy prohibiting hedging of shares.* Executives are prohibited from actions designed to hedge or offset any decrease in the market value of our common stock.

Stock Ownership
The Compensation Committee believes that significant ownership of our common stock by our managing committee members directly aligns their interests with those of our other shareholders and also helps balance the incentives for risk-taking inherent in equity-based awards. We have had a requirement for many years that our senior executives hold significant amounts of company stock. The current ownership requirements are:

Officer	Requirement
CEO	6 × base salary
Other managing committee members	3 × base salary

Unvested equity awards are not included in determining whether a management committee member satisfies these guidelines.

Deductibility of Performance-Based Compensation
Cash incentive awards for the NEOs are determined using the formula contained in the annual cash incentive plan and granted under our 2006 Executive Incentive Plan (the "EIP"). The EIP is designed to allow the company to issue awards that qualify as performance-based compensation under Section 162(m) of the Internal Revenue code, as amended (the "Code"). Accordingly, the annual incentive plan sets the maximum award level that can be given to any NEO under the plan for any year at 0.2% of the company's net income for the year. The Compensation Committee then uses negative discretion to reduce the amount of an executive's cash bonus award to an amount that is determined based on the process described above. This maximum award amount was established principally to position the EIP to comply with regulations under Section 162(m) of the Internal Revenue code, as amended (the "Code"), and is not indicative of the expected level of actual awards.

We review all compensation programs and payments to determine the tax impact on the company as well as on the executive officers. In addition, we review the impact of our programs against other considerations, such as accounting impact, shareholder alignment, market competitiveness, effectiveness and perceived value to employees. Because many different factors influence a well-rounded, comprehensive executive compensation program, the Compensation Committee may award compensation that may not be deductible under Section 162(m) of the Code.

Compensation Decisions for Named Executive Officers

The information below discusses the 2012 total compensation for each NEO.

Richard K. Davis

Mr. Davis serves as our Chairman, President and CEO.

Mr. Davis's annual cash incentive bonus was determined by the Compensation Committee, beginning with the company's Overall Bonus Funding Percentage as described above and considering the assessment of his strong individual performance. The Compensation Committee believes that, as leader of the entire organization, Mr. Davis's bonus amount should closely reflect the Overall Bonus Funding Percentage achieved by the entire company.

In assessing Mr. Davis's individual performance during 2012, the Compensation Committee performed an evaluation that identified and examined a broad range of corporate and individual performance factors, including:

- strong, ethical company leadership;
- industry leadership in responding to legislative and regulatory developments;
- consistent and disciplined progress toward strategic goals;
- achievement of financial plans; and
- effective representation of the company with external constituents such as investors, regulators, customers, analysts, rating agencies and media.

Mr. Davis's annual cash incentive bonus awarded was 123% of target.

Davis Target Bonus as a % of Salary	Company Overall Bonus Funding % of Target	Davis Bonus Awarded % of Target
225%	122.7%	123%

The Compensation Committee increased Mr. Davis's base salary in 2012 to demonstrate the Committee's approval of his leadership, and the value of his 2012 long-term incentive award was 9.1% higher than the prior year's award. The Compensation Committee believed that Mr. Davis's long-term equity award should be increased over the amount of the prior year's award because of his outstanding leadership in the company, the financial services industry, and the community; his tenure in his position; and the relative performance of the company under his leadership compared to peer group companies. His 2012 total direct compensation was as follows, compared to 2011:

	2012	% Change	2011
Base Salary	$ 1,100,042	12.8%	$ 975,037
Annual Cash Incentive Bonus	$ 3,044,350	(4.9)%	$3,200,000
Long Term Incentive	$ 6,000,000	9.1%	$5,500,000
Total Direct Compensation (base salary, bonus and long-term incentive grant)	$10,144,392	4.9%	$9,675,037

Andrew Cecere

Mr. Cecere serves as our Vice Chairman and CFO.

Mr. Cecere's annual cash incentive bonus was determined by the Compensation Committee as described above, beginning with the Overall Bonus Funding Percentage and increased based on his strong individual performance and the recognition of his professional excellence throughout the organization and the industry.

The Compensation Committee reviewed the CEO's evaluation of Mr. Cecere's performance, which included:

- the company's results exceeding its financial plans;
- strong balance sheet management;
- effective representation of the company with investors, regulators, analysts and rating agencies;
- strong support of investment, strategic and regulatory initiatives, including outstanding management of Federal Reserve stress testing processes and results; and
- analysis and implementation relating to changing regulatory capital frameworks, directly resulting in early achievement of anticipated new capital requirements.

His annual cash incentive bonus awarded was 129.3% of target.

Cecere Target Bonus as a % of Salary	Company Overall Bonus Funding % of Target	Cecere Bonus Awarded % of Target
150%	122.7%	129.3%

The Compensation Committee increased Mr. Cecere's base salary in 2012, based on its recognition of his tenure and experience as one of the longest-serving CFOs in our peer group and the significant value he brings to the company. The value of Mr. Cecere's 2012 long-term incentive award was 7.1% higher than the prior year's award. The Compensation Committee believed that Mr. Cecere's long-term equity award should be increased over the amount of the prior year's award in order to recognize his significant contributions to the company. His 2012 total direct compensation was as follows, compared to 2011:

	2012	% Change	2011
Base Salary	$ 675,026	8.0%	$ 625,024
Annual Cash Incentive Bonus	$1,309,163	(3.7)%	$1,360,000
Long-Term Incentive	$3,750,000	7.1%	$3,500,000
Total Direct Compensation (base salary, bonus and long-term incentive grant)	$5,734,189	4.5%	$5,485,024

Pamela A. Joseph

Ms. Joseph serves as a Vice Chairman of U.S. Bancorp with responsibility for our payment services business and as Chairman and Chief Executive Officer of Elavon, Inc., a subsidiary of U.S. Bancorp.

Ms. Joseph's annual cash incentive bonus was determined by the Compensation Committee as described above, beginning with the Overall Bonus Funding Percentage, increased to reflect the higher funding levels of the incentive bonus pools of the business lines under her responsibility resulting from their stronger 2012 financial performance, and decreased as a result of the risk scorecard analysis process, relating to risk management results within her business lines.

The Compensation Committee also considered the CEO's evaluation of Ms. Joseph's performance, which included:

- the strong financial performance of the lines of business under her responsibility;

- strong leadership of the varied aspects of her business lines, including continued international expansion of the Elavon business;
- successful responses to significant changes in regulatory requirements affecting her business line;
- increasing responsibility as a payments leader; and
- leadership in corporate customer experience initiatives.

Her annual cash incentive bonus awarded was 116.7% of target.

Joseph Target Bonus as a % of Salary	Company Overall Bonus Funding % of Target	Joseph Bonus Awarded % of Target
125%	122.7%	116.7%

The Compensation Committee increased Ms. Joseph's base salary in 2012, based on her strong performance and following several years without an increase. Her 2012 total direct compensation was as follows, compared to 2011:

	2012	% Change	2011
Base Salary	$ 675,026	11.8 %	$ 603,773
Annual Cash Incentive Bonus	$ 984,656	(10.0)%	$1,094,000
Long-Term Incentive	$2,000,000	—	$2,000,000
Total Direct Compensation (base salary, bonus and long-term incentive grant)	$3,659,682	(1.0)%	$3,697,773

Richard C. Hartnack

During 2012, Mr. Hartnack served as a Vice Chairman, with responsibility for our consumer and small business banking operations.

Mr. Hartnack's annual cash incentive bonus was determined by the Compensation Committee as described above, beginning with the Overall Bonus Funding Percentage, and increased to reflect the higher funding levels of the incentive bonus pools of the lines of business under his responsibility resulting from their stronger 2012 financial performance.

The Compensation Committee also considered the CEO's evaluation of Mr. Hartnack's performance, which included:

- the strong financial performance of the lines of business under his responsibility;
- strong leadership of our consumer, small business banking and mortgage divisions;
- strong succession planning and talent management in preparation for his retirement;
- demonstrated industry leadership;
- increased customer satisfaction; and
- successful efforts in increasing the company's distribution of retail financial services.

His annual cash incentive bonus awarded was 139.3% of target.

Hartnack Target Bonus as a % of Salary	Company Overall Bonus Funding % of Target	Hartnack Bonus Awarded % of Target
140%	122.7%	139.3%

Mr. Hartnack's 2012 total direct compensation was as follows, compared to 2011:

	2012	% Change	2011
Base Salary	$ 603,773	—	$ 603,773
Annual Cash Incentive Bonus	$1,177,433	3.2%	$1,141,000
Long-Term Incentive	$1,800,000	—	$1,800,000
Total Direct Compensation (base salary, bonus and long-term incentive grant)	$3,581,206	1.0%	$3,544,773

Richard B. Payne, Jr.

Mr. Payne serves as a Vice Chairman and has responsibility for our wholesale banking operations.

Mr. Payne's annual cash incentive bonus was determined by the Compensation Committee as described above, beginning with the Overall Bonus Funding Percentage, and decreased to more closely reflect the lower funding levels of the incentive bonus pools of the lines of business under his responsibility resulting from their 2012 financial performance.

The Compensation Committee also considered the CEO's evaluation of Mr. Payne's performance, which included:

> the financial performance of the lines of business under his responsibility;

> his leadership in the continuing development of our wholesale banking division, including expansion in the capital markets business; and

> his leadership in establishing the company's municipal bond business.

His annual cash incentive bonus awarded was 109.4% of target.

Payne Target Bonus as a % of Salary	Company Overall Bonus Funding % of Target	Payne Bonus Awarded % of Target
125%	122.7%	109.4%

The value of Mr. Payne's 2012 long-term incentive was 10% higher than the prior year's award. The Compensation Committee believed that Mr. Payne's long-term equity award should be increased over the amount of the prior year's award, primarily in recognition of the success of his first year of responsibility for the middle-market commercial banking operations. His 2012 total direct compensation was as follows, compared to 2011:

	2012	% Change	2011
Base Salary	$ 500,019	—	$ 500,019
Annual Cash Incentive Bonus	$ 683,750	(27.1)%	$ 937,500
Long-Term Incentive	$2,200,000	10 %	$2,000,000
Total Direct Compensation (base salary, bonus and long-term incentive grant)	$3,383,769	(1.6)%	$3,437,519

COMPENSATION COMMITTEE REPORT

The Compensation and Human Resources Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based upon this review and discussion, the Compensation and Human Resources Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and in our 2012 Annual Report on Form 10-K.

Compensation and Human Resources Committee of the Board of Directors of U.S. Bancorp

Jerry W. Levin, *Chair*
Victoria Buyniski Gluckman
Arthur D. Collins, Jr.
David B. O'Maley
Patrick T. Stokes

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows the cash and non-cash compensation for each of the last three fiscal years awarded to or earned by the individuals who served as our CEO or CFO during 2012 and each of our three other most highly compensated executive officers in 2012.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Richard K. Davis	2012	1,100,042	3,000,000	3,000,000	3,044,350	8,051,875	17,572	18,213,839
Chairman, President and	2011	975,037	2,750,000	2,750,000	3,200,000	3,930,307	14,114	13,619,458
Chief Executive Officer	2010	975,037	9,500,000	2,500,000	3,115,125	2,666,929	14,114	18,771,205
Andrew Cecere	2012	675,026	1,875,000	1,875,000	1,309,163	1,885,417	30,185	7,649,791
Vice Chairman and	2011	625,024	1,750,000	1,750,000	1,360,000	954,753	32,163	6,471,940
Chief Financial Officer	2010	603,773	5,500,000	1,500,000	1,313,000	918,078	13,754	9,848,605
Pamela A. Joseph	2012	675,026	1,000,000	1,000,000	984,656	3,022,698	16,619	6,698,999
Vice Chairman,	2011	603,773	1,000,000	1,000,000	1,094,000	1,536,113	12,975	5,246,861
Payment Services	2010	603,773	2,720,000	850,000	1,192,000	1,070,276	28,988	6,465,037
Richard C. Hartnack[6]	2012	603,773	900,000	900,000	1,177,433	726,518	29,720	4,337,444
Vice Chairman,	2011	603,773	900,000	900,000	1,141,000	35,369	29,200	3,609,342
Consumer and Small	2010	603,773	1,600,000	800,000	1,285,000	235,663	20,780	4,545,216
Business Banking								
Richard B. Payne, Jr.	2012	500,019	1,100,000	1,100,000	683,750	403,888	29,720	3,817,377
Vice Chairman,	2011	500,019	1,000,000	1,000,000	937,500	354,213	29,200	3,820,932
Wholesale Banking	2010	460,018	1,600,000	800,000	845,000	120,206	22,104	3,847,328

(1) **Notes on Stock Awards**

The amounts in this column are calculated based on the number of restricted shares or units awarded and the fair market value of U.S. Bancorp common stock on the date the award was made in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718.

The 2012 values in this table reflect the fair market value of each officer's target payout for the 2012 performance-based restricted stock units on the grant date. Each of these officers had the number of units subject to these awards increased to 129.4% of their respective target amounts based on our actual 2012 performance compared to the targets set in the award agreements. The fair market value of the maximum potential payout amounts for these awards on the grant date were as follows: (i) Mr. Davis, $4,500,000; (ii) Mr. Cecere, $2,812,500; (iii) Ms. Joseph, $1,500,000; (iv) Mr. Hartnack, $1,350,000; and (v) Mr. Payne, $1,650,000.

The 2011 values in this table reflect the fair market value of each officer's target payout for the 2011 performance-based restricted stock units on the grant date. Each of these officers had the number of units subject to these awards increased to 140.6% of their respective target amounts based on our actual 2011 performance compared to the targets set in the award agreements. The fair market value of the maximum potential payout amounts for these awards on the grant date were as follows: (i) Mr. Davis, $4,125,000; (ii) Mr. Cecere, $2,625,000; (iii) Ms. Joseph, $1,500,000; (iv) Mr. Hartnack, $1,350,000; and (v) Mr. Payne, $1,500,000.

On February 16, 2010, we made two grants of performance-based restricted stock unit awards to these officers. One grant was the annual long-term incentive grant to these officers, and the other was a special one-time retention equity award to the officers. The 2010 values in this table reflect the fair market value of each officer's target payout on the grant date for the two awards. For each officer's 2010 performance-based restricted stock units, each of these officers had the number of units subject to these awards increased to 141.9% of their respective target amounts based on our actual 2010 performance compared to the targets set in the award agreements. The fair market value of the target and maximum potential payout amounts for these awards on the grant date were as follows: (i) Mr. Davis, $2,500,000 target and $3,750,000 maximum; (ii) Mr. Cecere, $1,500,000 target and $2,250,000 maximum; (iii) Ms. Joseph, $850,000 target and $1,275,000 maximum; and (iv) Messrs. Hartnack and Payne, $800,000 target and $1,200,000 maximum.

The special one-time retention equity awards would only vest if the average of our annual ROE in 2010, 2011 and 2012 was at or above the 50th percentile of the average annual peer group ROE during this three-year period. Our average annual ROE during this period was at the 100th percentile of the peer group, and the awards will vest in accordance with their terms. Target payouts are the same as the maximum payouts for those awards and are as follows: (i) Mr. Davis, $7,000,000; (ii) Mr. Cecere, $4,000,000; (iii) Ms. Joseph, $1,870,000; and (iv) Messrs. Hartnack and Payne, $800,000.

(2) The amounts in this column are based on the fair value of the stock option awards as estimated using the Black-Scholes option-pricing model. The assumptions used to arrive at the Black-Scholes value are disclosed in Notes 17, 18 and 18 to our consolidated financial statements in our 2012, 2011 and 2010 Annual Reports on Form 10-K, respectively.

(3) The amounts in this column relate to awards granted under our EIP. The EIP and these awards are discussed above in the "Compensation Discussion and Analysis" section of this proxy statement.

(4) The amounts in this column represent the increase in the actuarial net present value of all future retirement benefits under the U.S. Bank Pension Plan and the U.S. Bancorp Non-Qualified Retirement Plan. The increase in value is primarily due to a significant decrease in the discount rate, an increase in pay, an increase in the age of the officers and the officers' years of service. All of the pension benefits for Messrs. Davis and Payne and Ms. Joseph are based on their respective highest five consecutive years' average pay. For Mr. Cecere, the aggregate supplemental benefits are based on his final three consecutive years' average pay, and his remaining pension benefits accrue using the cash balance formula of our pension plan as described below under the heading "Pension Benefits — Defined Benefit Pension Plans." Mr. Hartnack is eligible for a fixed amount of total retirement benefits, which is reduced by benefits he earned at his former employers, as further explained below under the heading "Pension Benefits — Supplemental Retirement Benefits." Pay includes both base pay and cash incentive awards earned in the applicable year.

The net present values of the pension benefits as of December 31, 2012, 2011 and 2010, used to calculate the net change in pension benefits were determined using the same assumptions used to determine our pension obligations and expense for financial statement purposes. See Note 16 to our consolidated financial statements included in our 2012 Annual Report on Form 10-K for these specific assumptions. Additional information about our Pension Plan and Non-Qualified Retirement Plan is included below under the heading "Pension Benefits." We have not provided above-market or preferential earnings on any nonqualified deferred compensation and, accordingly, no such amounts are reflected in this column.

(5) **Notes on Other Compensation**
The following table describes each component of the All Other Compensation column for 2012:

Name	Parking Reimbursement ($)	Matching Contribution into 401(k) Savings Plan ($)	Reimbursement of Financial Planning Expenses ($)	Executive Physical ($)	Home Security System Expenses ($)	Other ($)	Total ($)
Mr. Davis	3,180	10,000	—	2,116	2,276	—	17,572
Mr. Cecere	3,180	10,000	16,366	—	639	—	30,185
Ms. Joseph	—	10,000	5,750	—	—	869[a]	16,619
Mr. Hartnack	3,180	10,000	16,540	—	—	—	29,720
Mr. Payne	3,180	10,000	16,540	—	—	—	29,720

(a) Represents a $500 cash award and related $369 tax gross up.

The company occasionally allows its executives the personal use of tickets for sporting and special events previously acquired by the company for the purpose of business entertainment. There is no incremental cost to the company for the use.

(6) Mr. Hartnack retired from his position as Vice Chairman, Consumer and Small Business Banking, on March 1, 2013.

Grants of Plan-Based Awards

The following table summarizes the equity and non-equity plan-based awards granted in 2012 to the executive officers named in the Summary Compensation Table. The first line of information for each executive contains information about the 2012 cash awards (paid in February 2013) that each executive was eligible to receive under our EIP, and the remaining information relates to performance-based restricted stock units and stock options granted in 2012 under our 2007 Stock Plan.

Grants of Plan-Based Awards for Fiscal 2012

Name	Grant Date	Date of Compensation Committee Meeting at Which Grant Was Approved	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Target ($)	Maximum ($)[2]	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[3]
Richard K. Davis	—	—	2,475,000	11,294,000	—	—	—	—	—	—
	2/15/12[4]	1/16/12	—	—	26,196	104,785	157,177	—	—	3,000,000
	2/15/12[5]	1/16/12	—	—	—	—	—	294,696	28.63	3,000,000
Andrew Cecere	—	—	1,012,500	11,294,000	—	—	—	—	—	—
	2/15/12[4]	1/16/12	—	—	16,372	65,490	98,234	—	—	1,875,000
	2/15/12[5]	1/16/12	—	—	—	—	—	184,187	28.63	1,875,000
Pamela A. Joseph	—	—	843,750	11,294,000	—	—	—	—	—	—
	2/15/12[4]	1/16/12	—	—	8,732	34,928	52,392	—	—	1,000,000
	2/15/12[5]	1/16/12	—	—	—	—	—	98,233	28.63	1,000,000
Richard C. Hartnack	—	—	845,250	11,294,000	—	—	—	—	—	—
	2/15/12[4]	1/16/12	—	—	7,856	31,435	47,151	—	—	900,000
	2/15/12[5]	1/16/12	—	—	—	—	—	88,410	28.63	900,000
Richard B. Payne, Jr.	—	—	625,000	11,294,000	—	—	—	—	—	—
	2/15/12[4]	1/16/12	—	—	9,604	38,421	57,630	—	—	1,100,000
	2/15/12[5]	1/16/12	—	—	—	—	—	108,056	28.63	1,100,000

(1) These columns show the potential payments for each of these executive officers under our EIP in 2013, for 2012 performance. The actual bonus incentive amounts paid based on our performance are reported above in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table. Additional information regarding our cash bonus incentives is included above in "Compensation Discussion and Analysis — Compensation Components — Annual Cash Incentive Awards."

(2) Our EIP provides the opportunity for each participant in the plan to earn a bonus incentive amount equal to or less than 0.2% of our net income for the performance year. Our net income for the 2012 fiscal year was $5.647 billion, and 0.2% of net income was $11.294 million.

(3) The fair value of the performance-based restricted stock units was calculated using the target number of units multiplied by the closing market price of a share of our common stock on the grant date. The Black-Scholes option pricing model was used to estimate the grant date fair value of the options in this column. Use of this model should not be construed as an endorsement of its accuracy. All stock option pricing models require predictions about the future movement of the stock price. The assumptions used to develop the grant date valuations for the options granted on February 15, 2012, were: risk-free rate of return of 0.94%, dividend rate of 2.6%, volatility rate of 49.18%, quarterly reinvestment of dividends and an average term of 5.5 years. No adjustments have been made for non-transferability or risk of forfeiture. The real value of the stock options in this table will depend on the actual performance of our common stock during the applicable period and the fair market value of our common stock on the date the options are exercised.

(4) These performance-based restricted stock unit awards vest at 25% per year, with vesting dates of February 15, 2013, 2014, 2015 and 2016. The target number of award units is adjusted upward or downward using a sliding scale based on (i) our 2012 ROE result versus a predetermined target and (ii) our ROE ranking within our peer group. The performance-based restricted stock unit awards accrue an amount equal to the dividends paid on our shares of common stock, which is paid at the end of the performance period on the number of shares actually earned after the performance adjustment. Based on our actual 2012 performance compared to the targets set in the award agreements for each officer's 2012 performance-based restricted stock units, each of these officers had the number of units subject to these awards increased to 129.4% of their respective target amounts. Additional information regarding these performance-based restricted stock unit awards is included above in "Compensation Discussion and Analysis — Compensation Components — Long-Term Incentive Awards" and the actual number of units received by each officer after this adjustment is included in the "Outstanding Equity Awards at 2012 Fiscal Year-End" table below.

(5) These stock options were granted on February 15, 2012, and vest at 25% per year, with vesting dates of February 15, 2013, 2014, 2015 and 2016.

Outstanding Equity Awards

The following table shows the unexercised stock options and the unvested restricted stock and restricted stock units held at the end of fiscal year 2012 by the executive officers named in the Summary Compensation Table.

Outstanding Equity Awards At 2012 Fiscal Year-End

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]
Richard K. Davis	—	294,696[2]	28.63	2/15/2022	—	—
	65,043[3]	195,129[3]	28.70	2/16/2021	—	—
	150,061[4]	150,061[4]	23.86	2/16/2020	—	—
	229,218[5]	76,407[5]	25.35	10/22/2019	—	—
	1,457,726	—	31.04	1/16/2018	—	—
	919,118	—	35.76	1/17/2017	—	—
	548,297	—	30.00	1/17/2016	—	—
	519,010	—	30.40	1/18/2015	—	—
	286,900	—	28.50	1/20/2014	—	—
	—	—	—	—	135,589[6]	4,330,713
	—	—	—	—	101,039[7]	3,227,186
	—	—	—	—	74,339[8]	2,374,388
	—	—	—	—	293,378[9]	9,370,493
	—	—	—	—	21,573[10]	689,042
Andrew Cecere	—	184,187[2]	28.63	2/15/2022	—	—
	41,391[3]	124,173[3]	28.70	2/16/2021	—	—
	90,037[4]	90,037[4]	23.86	2/16/2020	—	—
	137,530[5]	45,844[5]	25.35	10/22/2019	—	—
	874,636	—	31.04	1/16/2018	—	—
	321,691	—	35.76	1/17/2017	—	—
	250,650	—	30.00	1/17/2016	—	—
	237,262	—	30.40	1/18/2015	—	—
	124,300	—	28.50	1/20/2014	—	—
	—	—	—	—	84,742[6]	2,706,659
	—	—	—	—	64,299[7]	2,053,710
	—	—	—	—	44,603[8]	1,424,620
	—	—	—	—	167,644[9]	5,354,549
	—	—	—	—	12,946[10]	413,495
Pamela A. Joseph	—	98,233[2]	28.63	2/15/2022	—	—
	23,651[3]	70,956[3]	28.70	2/16/2021	—	—
	—	51,021[4]	23.86	2/16/2020	—	—
	75,620[11]	58,540[11]	13.10	3/2/2019	—	—
	583,090	—	31.04	1/16/2018	—	—
	275,735	—	35.76	1/17/2017	—	—
	219,319	—	30.00	1/17/2016	—	—
	207,604	—	30.40	1/18/2015	—	—
	38,479	—	28.50	1/20/2014	—	—
	—	—	—	—	45,196[6]	1,443,560
	—	—	—	—	36,741[7]	1,173,508
	—	—	—	—	25,274[8]	807,252
	—	—	—	—	78,373[9]	2,503,234
	—	—	—	—	14,195[10]	453,388
Richard C. Hartnack	—	88,410[2]	28.63	2/15/2022	—	—
	21,287[3]	63,862[3]	28.70	2/16/2021	—	—
	—	48,021[4]	23.86	2/16/2020	—	—
	—	55,097[11]	13.10	3/2/2019	—	—
	466,472	—	31.04	1/16/2018	—	—
	275,735	—	35.76	1/17/2017	—	—
	119,319	—	30.00	1/17/2016	—	—
	—	—	—	—	40,675[6]	1,299,160
	—	—	—	—	33,067[7]	1,056,160
	—	—	—	—	23,788[8]	759,789
	—	—	—	—	33,528[9]	1,070,884
	—	—	—	—	13,361[10]	426,750

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[(1)]
Richard B. Payne, Jr.	—	108,056[(2)]	28.63	2/15/2022	—	—
	23,651[(3)]	70,956[(3)]	28.70	2/16/2021	—	—
	48,020[(4)]	48,021[(4)]	23.86	2/16/2020	—	—
	65,289[(11)]	55,097[(11)]	13.10	3/2/2019	—	—
	510,204	—	31.04	1/16/2018	—	—
	294,118	—	35.76	1/17/2017	—	—
	118,194	—	31.81	7/24/2016	—	—
	—	—	—	—	49,714[(6)]	1,587,865
	—	—	—	—	36,741[(7)]	1,173,508
	—	—	—	—	23,788[(8)]	759,789
	—	—	—	—	33,528[(9)]	1,070,884
	—	—	—	—	13,361[(10)]	426,750

(1) The amounts in these columns are calculated using a per share value of $31.94, the closing market price of a share of our common stock on December 31, 2012, the last business day of the year.

(2) These non-qualified stock options vest at the rate of 25% per year, with vesting dates of February 15, 2013, 2014, 2015 and 2016.

(3) These non-qualified stock options vest at the rate of 25% per year; 25% vested on February 16, 2012, with remaining vesting to occur on February 16, 2013, 2014 and 2015.

(4) These non-qualified stock options vest at the rate of 25% per year; 25% vested on each of February 16, 2011 and 2012, with remaining vesting to occur on February 16, 2013 and 2014.

(5) These non-qualified stock options vest at the rate of 25% per year; 25% vested on each of October 22, 2010, 2011 and 2012, with remaining vesting to occur on October 22, 2013.

(6) These performance-based restricted stock units, the number of which was determined based on our actual 2012 performance compared to the targets set in the applicable award agreements, vest at the rate of 25% per year, with vesting dates of February 15, 2013, 2014, 2015 and 2016.

(7) These performance-based restricted stock units, the number of which was determined based on our actual 2011 performance compared to the targets set in the applicable award agreements, vest at the rate of 25% per year; 25% vested on February 16, 2012, with remaining vesting to occur on February 16, 2013, 2014 and 2015.

(8) These performance-based restricted stock units, the number of which was determined based on our actual 2010 performance compared to the targets set in the applicable award agreements, vest at the rate of 25% per year; 25% vested on each of February 16, 2011 and 2012, with remaining vesting to occur on February 16, 2013 and 2014.

(9) Since the average of our annual ROE in 2010, 2011 and 2012 was at or above the 50th percentile of the average annual peer group ROE during this three-year period, these retention performance-based restricted stock units will vest at the rate of 50% on the third anniversary of the grant date and 25% on each of the fourth and fifth anniversaries of the grant date, with vesting dates of February 16, 2013, 2014 and 2015.

(10) These performance-based restricted stock units, the number of which was determined based on our actual 2009 performance compared to the targets set in the applicable award agreements, vest at the rate of 25% per year; 25% vested on each of March 2, 2010, 2011 and 2012, with remaining vesting to occur on March 2, 2013.

(11) These non-qualified stock options vest at the rate of 25% per year; 25% vested on each of March 2, 2010, 2011 and 2012, with remaining vesting to occur on March 2, 2013.

Option Exercises and Stock Vested

The following table summarizes information with respect to stock option awards exercised and restricted stock and restricted stock unit awards vested during fiscal 2012 for each of the executive officers named in the Summary Compensation Table.

Option Exercises and Stock Vested for Fiscal 2012

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Richard K. Davis	235,591	2,476,745	92,421	2,672,455
Andrew Cecere	156,054	1,599,108	56,676	1,638,522
Pamela A. Joseph	151,021	2,383,239	39,076	1,135,707
Richard C. Hartnack	498,573	3,970,050	36,273	1,054,450
Richard B. Payne, Jr.	100,000	1,992,212	37,498	1,089,546

(1) Value determined by subtracting the exercise price per share from the market value per share of our common stock on the date of exercise and multiplying the difference by the number of shares acquired on exercise.

(2) Value determined by multiplying the number of vested shares or units by the opening market price of a share of our common stock on the vesting date, or on the next business day in the event the vesting date is not on a business day.

Pension Benefits

Defined Benefit Pension Plans

The U.S. Bank Pension Plan was created through the merger of the former U.S. Bancorp's career average pay defined benefit plan, known as the "U.S. Bancorp Cash Balance Pension Plan," and the former Firstar Corporation's non-contributory defined benefit plan, which was primarily a final average pay plan. Under the U.S. Bank Pension Plan, benefits are calculated using a final average pay formula, based upon the employee's years of service and average salary during the five consecutive years of service in which compensation was the highest during the ten years prior to retirement, with a normal retirement age of 65. Effective January 1, 2010, the company established a new cash balance formula for certain current and all future eligible employees. Participants will receive annual pay credits based on eligible pay multiplied by a percentage determined by their age and years of service. Participants will also receive an annual interest credit. Participants in the pension plan that elected to receive pension benefits using the cash balance formula had their existing benefits in the pension plan frozen and will earn future benefits under the cash balance formula. Substantially all employees are eligible to receive benefits under the U.S. Bank Pension Plan. Participation requires one year of service with U.S. Bancorp or its affiliates, and vesting of benefits requires five years of service for benefits under the final average pay formula and three years of service for benefits under the post-2009 cash balance formula. Mr. Cecere was the only officer named in the Summary Compensation Table in this proxy statement that elected to receive pension benefits using the cash balance formula.

Although no new benefits are accrued under the former U.S. Bancorp Cash Balance Pension Plan and Firstar Corporation's plan for service after 2001, benefits previously earned under those plans have been preserved and will be part of a retiree's total retirement benefit. In order to preserve the relative value of benefits that use the final average pay formula, subsequent changes in compensation (but not in service) may increase the amount of those benefits.

Federal laws limit the amount of compensation we may consider when determining benefits payable under qualified defined benefit pension plans. We also maintain a non-contributory, non-qualified retirement plan that pays the excess pension benefits that would have been payable under our current and prior qualified defined benefit pension plans if the federal limits were not in effect. This non-qualified plan also provides additional supplemental benefits for certain of our executive officers.

Mr. Davis earned benefits under the former Firstar Corporation plan that will be included in his ultimate retirement benefits. Mr. Cecere earned benefits under the former U.S. Bancorp Cash Balance Pension Plan that will be included in his ultimate retirement benefits. Ms. Joseph, Mr. Hartnack and Mr. Payne became employees in 2001, 2005 and 2006, respectively, and did not earn benefits under either of these prior plans.

Supplemental Retirement Benefits

Certain of our executive officers, including all of the NEOs except for Mr. Payne, are eligible for a supplemental benefit that augments benefits earned under the U.S. Bank Pension Plan and the non-qualified excess benefits discussed above. Except for Mr. Hartnack, the supplemental benefit ensures that eligible executives receive a total retirement benefit equal to a fixed percentage of the executive's final average cash compensation. For purposes of this supplemental benefit, final average cash compensation includes annual base salary, annual cash bonuses and other cash compensation awards as determined by the Compensation and Human Resources Committee. As discussed below, Mr. Hartnack's supplemental benefit is a fixed annual amount. Eligibility for these supplemental benefits has been determined by the Compensation and Human Resources Committee based on individual performance and level of responsibility.

Vesting of the supplemental benefit is generally subject to certain conditions, including that an executive officer provide a certain number of years of service determined by the Compensation and Human Resources Committee. Mr. Davis is eligible for an amount of total retirement benefits at age 62 equal to 60% of the average cash compensation during his five consecutive years of service in which he is most highly compensated, and he is fully vested in these benefits. Mr. Cecere is eligible for an amount of total retirement benefits at age 65 equal to 55% of the average cash compensation during his final three years of service, reduced by his estimated retirement benefits from Social Security. Mr. Cecere is fully vested in a portion of his supplemental benefit, with his vested portion increasing on a pro rata basis up to age 60. Ms. Joseph is eligible for an amount of total retirement benefits at age 62 equal to 55% of the average cash compensation during her five consecutive years of service in which she is most highly compensated. She will become vested in the supplemental benefit at age 56. Mr. Hartnack is eligible for an amount of total retirement benefits at age 65 of $500,000 per year, reduced by benefits he earned at his former employers, Union Bank of California and First Chicago Corporation, which will provide benefits of approximately $350,000 per year at age 65. Mr. Hartnack is fully vested in his supplemental benefit.

For Messrs. Davis and Hartnack and Ms. Joseph, the standard form of payment of the supplemental benefit is a ten-year certain, single life annuity. For a portion of Mr. Cecere's supplemental benefit, the standard form is either a lump sum or a joint and survivor annuity, depending on the size of the award, and for the remaining portion of the benefit, the standard form is a joint and survivor annuity. Each of Messrs. Davis, Cecere and Hartnack and Ms. Joseph have the option of electing to receive his or her supplemental benefit in other various forms of annuity benefits. In general, this election must be made prior to the applicable officer's retirement date. In addition, Mr. Davis has the option to elect to receive the pre-2005 portion of his supplemental benefit as a lump sum distribution, and Mr. Cecere has the option to elect to receive his entire supplemental benefit as a lump sum. This election must be made at least 12 months prior to the applicable officer's retirement date. The amount of the lump sum distribution equals the actuarial equivalent of the annuity form of payment and is calculated using the same actuarial assumptions for our pension plan obligations discussed in Note 16 to our consolidated financial statements included in our 2012 Annual Report on Form 10-K. The means of calculating the various annuity benefits is described in the pension plan.

Pension Benefits Table

The following table summarizes information with respect to each plan that provides for payments or other benefits at, following, or in connection with the retirement of any of the executive officers named in the Summary Compensation Table.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefits ($)[1][2]	Payments During Last Fiscal Year ($)
Richard K. Davis				
	U.S. Bancorp Non-Qualified Retirement Plan:			
	Supplemental Benefits	19	17,454,493	—
	Excess Benefit	19	4,061,482	—
	U.S. Bank Pension Plan	19	497,085	—
	Total		22,013,060[3]	—
Andrew Cecere				
	U.S. Bancorp Non-Qualified Retirement Plan:			
	Supplemental Benefits	27	2,314,770	—
	Excess Benefit	27	2,294,440	—
	U.S. Bank Pension Plan	27	387,071	—
	Total		4,996,281[4]	—
Pamela A. Joseph				
	U.S. Bancorp Non-Qualified Retirement Plan:			
	Supplemental Benefits	19	5,769,414	—
	Excess Benefit	19	1,303,913	—
	U.S. Bank Pension Plan	19	274,597	—
	Total		7,347,924[5]	—
Richard C. Hartnack				
	U.S. Bancorp Non-Qualified Retirement Plan:			
	Supplemental Benefits	8	1,123,919	—
	Excess Benefit	8	523,191	—
	U.S. Bank Pension Plan	8	302,556	—
	Total		1,949,666[6]	—
Richard B. Payne, Jr.				
	U.S. Bancorp Non-Qualified Retirement Plan:			
	Supplemental Benefits	N/A	N/A	—
	Excess Benefit	7	873,988	—
	U.S. Bank Pension Plan	7	271,733	—
	Total		1,145,721[6]	—

(1) The measurement date and material actuarial assumptions applied in quantifying the present value of the current accrued benefits are discussed in Note 16 to our consolidated financial statements included in our 2012 Annual Report on Form 10-K. These assumptions include the use of a 3.8% discount rate for the supplemental and excess plans, a 4.1% discount rate for the qualified pension plan and the RP 2000 mortality table projected to 2013. The average pay used for the benefit calculations was historical pay through the measurement date (December 31, 2012).

The amounts in this column were calculated based on the earliest age at which the applicable officer is entitled to receive unreduced retirement benefits and ignore any vesting requirements. The earliest age of unreduced retirement benefits is 62 for Mr. Davis and Ms. Joseph and 65 for Messrs. Cecere, Hartnack and Payne.

(2) In the event of the death of one of the officers in this table, a pre-established percentage of the officer's pension benefits will be paid to the officer's beneficiary. The actual percentage paid to the beneficiary is dependent on the form of payment of benefits elected by the officer. The default percentage is 50% to the officer's spouse. An additional lump sum death benefit may be payable based on certain actuarial calculations. Except with respect to Ms. Joseph, the present value of the payments to an officer's beneficiary would not exceed the total present value of accumulated benefits shown in this column. The amounts payable upon the death of Ms. Joseph are discussed below under the heading "Potential Payments Upon Termination or Change-in-Control — Employment Agreement with Pamela A. Joseph."

(3) Mr. Davis is eligible to begin receiving his U.S. Bank Pension Plan benefit and the pre-2005 portion of his excess and supplemental benefits upon retirement on or after reaching age 55. The remainder of his excess and supplemental benefits are payable upon the later of age 62 or retirement. The portion of his benefits available at retirement and age 55 are reduced by an early retirement benefit formula specified in the applicable plan for each year prior to him reaching age 62. The early retirement benefit formula reduces the annual pension benefit

amount payable to Mr. Davis due to the longer benefit payment period related to the earlier commencement of benefits. Assuming that Mr. Davis had retired at the end of 2012 and his benefit payments commenced upon reaching age 55, the present value of his total accumulated pension benefits calculated under the early retirement benefit formula would be approximately $489,000 greater than the total present value of accumulated benefit amount disclosed for him in this table.

(4) Mr. Cecere is eligible to begin receiving his U.S. Bank Pension Plan benefit and the pre-2005 portion of his excess and supplemental benefits upon retirement at any age. The remainder of his excess and supplemental benefits are payable upon the later of age 62 or retirement. If any of the vested benefits are paid before Mr. Cecere reaches age 65, the benefits are reduced by certain early retirement benefit formulas specified in the applicable plan for each year prior to Mr. Cecere reaching age 65. These early retirement benefit formulas reduce the annual pension benefit amount payable to Mr. Cecere due to the longer benefit payment period related to the earlier commencement of benefits. The early retirement reduction formulas are slightly more favorable than a standard actuarial factor. As a result, any portion of the benefit disclosed above that is paid out at the earlier date would be slightly larger than the amounts shown above.

(5) Includes supplemental benefit amounts which Ms. Joseph may not be entitled to receive because those amounts will not vest until December 2014. Ms. Joseph is not eligible to begin receiving her vested supplemental or excess benefits before she reaches age 62. Early retirement would not increase the amounts disclosed for her in the table.

(6) Messrs. Hartnack and Payne are currently vested in 100% of their pension benefits.

Nonqualified Deferred Compensation

Under the U.S. Bank Executive Employees Deferred Compensation Plan (2005 Statement) (the "Executive Deferred Compensation Plan"), members of our senior management, including all of our executive officers, may choose to defer all or a part of their annual base salary and annual bonus amounts. The minimum amount that can be deferred in any calendar year is $1,000. Cash compensation that is deferred is deemed to be invested in one of several investment funds, including a U.S. Bancorp common stock fund, as selected by the participant.

Shown below are the rates of return for each of the investment options (also known as measurement funds) available under the Executive Deferred Compensation Plan for the period from January 1, 2012, through December 31, 2012:

Fund Name	FY 2012 Returns
Stable Value Fund	1.64%
Bond Index Fund	4.07%
Active Bond Fund	10.25%
US Large Cap Equity Index Fund	15.87%
Active US Large Cap Equity Fund	12.08%
US Small-Mid Equity Index Fund	18.37%
Active US Small-Mid Equity Fund	15.89%
International Equity Index Fund	18.87%
Active International Equity Fund	17.54%
Deferred Savings U.S. Bancorp Stock Fund	20.31%

Amounts deferred under the Executive Deferred Compensation Plan are credited with earnings and investment gains and losses by assuming that deferred amounts were invested in one or more of the hypothetical investment options selected by the plan participant. Plan participants are allowed to change their investment elections at any time, but the changes are only effective at the beginning of the following calendar quarter. The measurement funds are merely measuring tools to determine the amount by which account balances will be debited or credited to reflect deemed investment returns on deferred compensation.

Although the plan administrator has established procedures permitting a plan participant to reallocate deferred amounts among these investment alternatives after the initial election to defer, the election to defer is irrevocable, and the deferred compensation will not be paid to the executive officer until his or her retirement or earlier termination of employment. At that time, the participant will receive, depending upon the investment alternative selected by the executive officer, payment of the amounts credited to his or her account under the plan in a lump-sum cash payment, in shares of our common stock, or in up to 20 annual cash installments. If a participant dies before the entire deferred amount has been distributed, the undistributed portion will be paid to the participant's beneficiary. The benefits under the plan otherwise are not transferable by the participant.

Prior to the establishment of the Executive Deferred Compensation Plan, members of our senior management could defer annual salary and annual bonus compensation into a prior U.S. Bancorp deferred compensation plan. Under our prior plan, a participant could defer the profit amount associated with U.S. Bancorp stock options or other equity awards. Mr. Davis has deferred amounts under our prior plan.

The following table summarizes information with respect to the participation of the executive officers named in the Summary Compensation Table in any defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Richard K. Davis	—	—	361,514	—	2,141,290[2]
Andrew Cecere	—	—	—	—	—
Pamela A. Joseph	—	—	—	—	—
Richard C. Hartnack	—	—	—	—	—
Richard B. Payne, Jr.	—	—	—	—	—

(1) The amount reported in this column represents the change during the last fiscal year in the value of the underlying investment fund or U.S. Bancorp stock fund in which the executive officer's deferred amounts were deemed to be invested and any increases in the deferred amounts due to dividends payable upon those funds.

(2) Of this amount, $776,000 represents deferrals of cash compensation from prior years that were reported in the Summary Compensation Table in our proxy statement for the relevant years. The remaining balance represents the cumulative earnings on the original deferred amounts.

Potential Payments Upon Termination or Change-in-Control

Payments Made Upon Termination

Except as discussed below under "Potential Payments Upon Change-in-Control" and "Employment Agreement with Pamela A. Joseph," if the employment of any of Messrs. Davis, Cecere, Hartnack or Payne or Ms. Joseph is voluntarily or involuntarily terminated, no additional payments or benefits will accrue or be paid to him or her, other than what the officer has accrued and is vested in under the benefit plans discussed above in this proxy statement, including under the heading "Pension Benefits." Except with respect to Ms. Joseph or in connection with a change-in-control of U.S. Bancorp, a voluntary or involuntary termination will not trigger an acceleration of the vesting of any outstanding stock options or shares of restricted stock.

Payments Made Upon Disability

Under the terms of the U.S. Bancorp Non-Qualified Retirement Plan, Messrs. Davis, Cecere and Hartnack, Ms. Joseph and all of our executive officers with a non-qualified supplemental pension benefit are eligible for a disability benefit that is equal to 60% of their current annual cash compensation. The definition of disability is similar to that used for the disability plan covering all employees. The definition of annual cash compensation is the same definition as is used to calculate supplemental pension benefits under this plan, without using a five-year average. Mr. Payne is eligible for a disability benefit under the terms of the U.S. Bank Long-Term Disability Insurance Plan insured by Standard Insurance Company that is equal to 60% of his annual cash compensation up to $400,000. The definition of disability is generally that a participant is unable to perform material duties of his or her own occupation, and suffers a loss of at least 20% in predisability earnings. The definition of annual cash compensation is actual cash compensation for a one-year period ending September 30. The disability benefit for any of the officers would be reduced by any benefits payable under the U.S. Bank Pension Plan, Social Security or worker's compensation and, in the case of Ms. Joseph, by benefits payable under her employment agreement. The payments continue until the participant dies, ceases to have a disability or reaches normal retirement age, or for Mr. Payne, when he reaches age 70.

If the employment of any of our officers who have received equity compensation awards, including Messrs. Davis, Cecere, Hartnack or Payne, is terminated due to disability, the terms of our standard stock option and restricted stock agreements provide that the vesting and other terms of the stock options and restricted stock will continue as if the termination of employment did not occur. No financial information for the event of disability is set forth below in the "Potential Payments Upon Disability, Death, Involuntary Termination, or Termination After a Change-in-Control" table for the stock options and restricted stock held by Messrs. Davis, Cecere, Hartnack or Payne, as there is no immediate financial impact upon the occurrence of any of these events. The payments to which Ms. Joseph would be entitled if her employment were terminated due to disability are discussed below under "Employment Agreement with Pamela A. Joseph."

Payments Made Upon Death

In the event of the death of any of Messrs. Davis, Cecere, Hartnack or Payne or Ms. Joseph, the benefits discussed above under the heading "Payments Made Upon Termination" would be payable. Additionally, our standard stock option, restricted stock unit and restricted stock agreements contain terms that provide for the acceleration of any unvested stock options, restricted stock units or shares of restricted stock upon the death of the officer. The stock option agreements generally provide that the administrator of the officer's estate has a three-year period after death during which to exercise the options. Ms. Joseph's estate is entitled to certain additional payments upon her death as discussed below under "Employment Agreement with Pamela A. Joseph."

Potential Payments Upon Change-in-Control

We have entered into change-in-control agreements with Messrs. Davis, Cecere, Hartnack and Payne. The change-in-control agreements provide that if within 24 months after a change-in-control of U.S. Bancorp the officer's employment is terminated either by U.S. Bancorp (other than for cause or disability), or by the officer for good reason, then the officer will be entitled to a lump-sum payment consisting of (a) the officer's prorated base salary through the date of termination plus the prorated amount of any bonus or incentive for the year in which the termination occurs, based on the target bonus for the officer for that year, and (b) a severance payment equal to three times the sum of the officer's highest base salary, on an annualized basis, paid by U.S. Bancorp during the prior five years plus the highest bonus earned by the executive with respect to any single year during the prior five years. The terms "cause," "good reason" and "change-in-control" are defined in the agreements. In the event of a termination following a change-in-control, the officer would also be entitled to the benefits listed above under the heading "Payments Made Upon Termination." In addition, these officers are entitled to a tax gross up in respect of excise taxes imposed on change-in-control payments or benefits under Section 4999 of the Code. The amount of Mr. Cecere's supplemental retirement benefits will be increased in the event he receives severance payments following a change-in-control of U.S. Bancorp. See the "Potential Payments Upon Disability, Death, Involuntary Termination, or Termination After a Change-in-Control" table below.

Our standard stock option, restricted stock unit and restricted stock agreements contain terms that provide for acceleration of the vesting of any unvested stock options, restricted stock units or shares of restricted stock if an officer is terminated within 12 months after a change-in-control of U.S. Bancorp other than for cause. The accelerated options may be exercised at any time during the 12 months following the officer's termination.

Employment Agreement with Pamela A. Joseph

In connection with our acquisition of Elavon, Inc. (formerly known as Nova Information Systems, Inc.), we entered into an employment agreement with Ms. Joseph on May 7, 2001. The agreement had a two-year term and automatically renews for successive one-year terms unless either party gives written notice of termination at least 180 days prior to the expiration of the then-current term. The employment agreement provides for base salary and annual bonus compensation opportunities, medical, life and disability insurance for Ms. Joseph and other employee benefits on the same basis afforded to our similarly situated employees. Upon the occurrence of a change-in-control of U.S. Bancorp, all of Ms. Joseph's unvested non-qualified retirement benefits, supplemental retirement benefits, stock options, restricted stock and similar rights will immediately vest. In addition, Ms. Joseph is entitled to a tax gross up in respect of excise taxes imposed on change-in-control payments or benefits under Section 4999 of the Code.

Upon a termination of Ms. Joseph's employment at any time for any reason (including death or disability, and other than a termination by us for "cause," a termination by Ms. Joseph without "good reason," or a termination due to expiration of the employment term), Ms. Joseph is entitled to:

> a payment equal to two times her annual base salary ("Base Salary Severance");

> a pro-rata portion of her annual bonus in respect of the calendar year in which the termination occurs;

> accelerated vesting of unvested supplemental retirement benefits, stock options, restricted stock and similar rights; and

> medical, life and disability insurance coverage for two years (or until such earlier time as Ms. Joseph shall become an employee of another company providing such benefits).

In addition, Ms. Joseph is entitled to the payments and benefits described in the foregoing bullets, other than the pro-rata bonus (i) following a change-in-control of U.S. Bancorp, (ii) upon a termination of employment by Ms. Joseph without "good reason" or (iii) due to the expiration of the employment term. In the event we become obligated to pay Base Salary Severance, Ms. Joseph will be prohibited from competing with us in specified ways during the two-year period following termination of her employment. In the event that Ms. Joseph experiences a termination of employment that does not give rise to Base Salary Severance, we have the option to pay Ms. Joseph her annual base salary for one year or two years or not at all and to prohibit Ms. Joseph from competing against us in specified ways for a period equal to the period of base salary continuation.

Pension Payments

No information regarding pension amounts payable to Messrs. Davis, Cecere, Hartnack or Payne is shown below in the Potential Payments Upon Disability, Death, Involuntary Termination, or Termination After a Change-in-Control table. Applicable pension amounts payable to these executive officers are discussed above under the heading "Pension Benefits." Ms. Joseph would receive acceleration of the vesting of her Supplemental Pension Benefits if her employment is terminated under the circumstances further discussed above under "Employment Agreement with Pamela A. Joseph," but that acceleration of vesting does not change the time or form of payment of her supplemental retirement benefit. The amounts reflected below are her entire benefits that would be payable if the termination of her employment occurred on December 31, 2012.

The following table shows potential payments to the executive officers named in the Summary Compensation Table upon disability, death, involuntary termination or termination upon a change-in-control of U.S. Bancorp. The amounts shown assume that termination was effective as of December 31, 2012, the last business day of the year, and are estimates of the amounts that would be paid to the executives upon termination in addition to the base salary and bonus earned by the executives during 2012. The actual amounts to be paid can only be determined at the actual time of an executive's termination.

Potential Payments Upon Disability, Death, Involuntary Termination, or Termination After a Change-in-Control

Name	Type of Payment	Annual Disability Payments ($)	Payments Upon Death ($)	Payments Upon Involuntary Termination ($)	Payments Upon Involuntary or Good Reason Termination After a Change-In-Control Occurs ($)
Richard K. Davis					
	Base Pay	660,000	—	—	3,300,000
	Bonus	1,826,610	—	—	9,600,000
	Acceleration of Unvested Equity Awards:				
	Stock Options[1]	—	3,323,675	—	3,323,675
	Restricted Stock and Restricted Stock Units[2]	—	19,991,820	—	19,991,820
	Excise Tax Gross Up Payment[3]	—	—	—	5,976,500
	Total	2,486,610	23,315,495	—	42,191,995

Name	Type of Payment	Annual Disability Payments ($)	Payments Upon Death ($)	Payments Upon Involuntary Termination ($)	Payments Upon Involuntary or Good Reason Termination After a Change-In-Control Occurs ($)
Andrew Cecere					
	Base Pay	405,000	—	—	2,025,000
	Bonus	785,498	—	—	4,080,000
	Acceleration of Unvested Equity Awards:				
	Stock Options[1]	—	2,041,592	—	2,041,592
	Restricted Stock and Restricted Stock Units[2]	—	11,953,034	—	11,953,034
	Increase in Supplemental Retirement Benefits	—	—	—	387,341[4]
	Excise Tax Gross Up Payment[3]	—	—	—	3,330,614
	Total	1,190,498	13,994,626	—	23,817,581
Pamela A. Joseph					
	Base Pay	—	1,350,000	1,350,000	1,350,000
	Bonus	—	—	—	—
	Acceleration of Unvested Equity Awards:				
	Stock Options[1]	—	2,070,191	2,070,191	2,070,191
	Restricted Stock and Restricted Stock Units[2]	—	6,380,940	6,380,940	6,380,940
	Supplemental Retirement Benefits	—	3,092,826	7,211,767	7,211,767
	Health and Welfare Benefits	—	—	21,874[5]	21,874[5]
	Excise Tax Gross Up Payment[3]	—	—	—	—
	Total	—[6]	12,893,957	17,034,772	17,034,772[7]
Richard C. Hartnack					
	Base Pay	362,250	—	—	1,811,250
	Bonus	706,460	—	—	3,855,000
	Acceleration of Unvested Equity Awards:				
	Stock Options[1]	—	1,925,588	—	1,925,588
	Restricted Stock and Restricted Stock Units[2]	—	4,612,743	—	4,612,743
	Excise Tax Gross Up Payment[3]	—	—	—	2,464,873
	Total	1,068,710	6,538,331	—	14,669,454
Richard B. Payne, Jr.					
	Base Pay	240,000	—	—	1,500,000
	Bonus	—	—	—	2,812,500
	Acceleration of Unvested Equity Awards:				
	Stock Options[1]	—	2,013,597	—	2,013,597
	Restricted Stock and Restricted Stock Units[2]	—	5,018,793	—	5,018,793
	Excise Tax Gross Up Payment[3]	—	—	—	2,034,855
	Total	240,000	7,032,390	—	13,379,745

(1) Value computed for each stock option grant by multiplying (i) the difference between (a) $31.94, the closing market price of a share of our common stock on December 31, 2012, the last business day of the year, and (b) the exercise price per share for that option grant by (ii) the number of shares subject to that option grant.

(2) Value determined by multiplying the number of shares or units that vest by $31.94, the closing market price of a share of our common stock on December 31, 2012, the last business day of the year.

(3) In the case of a change-in-control, the standard calculations as specified in regulations under Section 280(g) of the Code were applied to the various benefits the executive officers would receive in order to determine if any 280(g) excise taxes would be triggered and if so, what amount of 280(g) gross up payments would be required under the terms of the change-in-control agreements.

(4) Represents an increase in the amount of supplemental retirement benefits payable to Mr. Cecere. Such increase will not be paid upon involuntary termination or termination for good reason after a change-in-control, but will be paid in accordance with the terms of the supplemental retirement benefit plan in which he participates.

(5) Includes medical, life and disability insurance coverage for two years (or until such earlier time as Ms. Joseph shall become an employee of another company providing such benefits).

(6) As discussed above under "Employment Agreement with Pamela A. Joseph," a termination of Ms. Joseph due to disability would not entitle her to any annual payments, but she would be entitled to all of the payments described in the Payments Upon Involuntary Termination column of this table.

(7) As discussed above under "Employment Agreement with Pamela A. Joseph," Ms. Joseph is also entitled to the payments described in this column (i) following a change-in-control of U.S. Bancorp, (ii) upon a termination of employment by Ms. Joseph without "good reason" or (iii) due to the expiration of the employment term under her employment agreement.

DIRECTOR COMPENSATION

Fees for 2012

For 2012 our non-employee directors received the following cash fees:

Annual retainer for service on the Board	$90,000
Additional annual retainer for Lead Director	$25,000
Additional annual retainer for Audit and Risk Management Committee chairs	$25,000
Additional annual retainer for other committee chairs	$15,000
Additional annual retainer for Audit and Risk Management Committee members	$ 7,500

Beginning in 2012, directors who served on U.S. Bancorp's primary banking subsidiary's board of directors or on any ad hoc committee of the U.S. Bancorp Board of Directors received $1,500 per meeting for that service. Directors were also paid $1,500 for each meeting he or she attended that was not a regularly scheduled Board or committee meeting.

In addition, for 2012 each non-employee director was granted restricted stock units with a grant date fair market value of approximately $130,000. Based on our closing stock price on January 19, 2012, the date of grant, these directors were granted 4,552 restricted stock units.

The restricted stock units were granted under our 2007 Stock Plan and were fully vested at the time of grant. Each director is entitled to receive additional fully vested restricted stock units having a fair market value equal to the amount of dividends he or she would have received had restricted stock been awarded instead of restricted stock units. The restricted stock units are distributable in an equivalent number of shares of our common stock when the director ceases to serve on the Board, except that all units are forfeited if the director is removed by our shareholders for cause.

The Compensation and Human Resources Committee retained Cook & Co. to provide expertise regarding competitive compensation practices, peer analysis and recommendations to the Compensation and Human Resources Committee for guidance with respect to director compensation in 2012. To determine actual director compensation for 2012, the Compensation and Human Resources Committee reviewed director compensation information for our peer group companies. U.S. Bancorp ranked between the median and the 75th percentile of our peer group on revenue, market capitalization and assets and was at approximately the 75th percentile in net income. Estimated total average director compensation for 2012 was at approximately the 68th percentile of the peer group.

Director Stock Ownership Guidelines

The Compensation and Human Resources Committee has established stock ownership guidelines for each director of ownership of 10,000 shares of our common stock. New directors must satisfy this guideline within three years after joining the Board. All of the directors have sufficient holdings to meet or exceed the stock ownership requirements, or have not yet served on our Board for three years.

Deferred Compensation Plan Participation

Under the U.S. Bank Outside Directors Deferred Compensation Plan (2005 Statement) (the "Director Deferred Compensation Plan"), our non-employee directors may choose to defer all or a part of their cash fees. The minimum amount that can be deferred in any calendar year is $1,000. Cash fees that are deferred are deemed to be invested in one of several investment funds, including a U.S. Bancorp common stock fund, as selected by the participant.

These investment alternatives are the same as those available under the Executive Deferred Compensation Plan. See "Executive Compensation — Nonqualified Deferred Compensation" above on page 54 for the rates of return for 2012 for each of these investment options (also known as measurement funds).

Amounts deferred under the Director Deferred Compensation Plan are credited with earnings and investment gains and losses by assuming that deferred amounts were invested in one or more of the hypothetical investment options selected by the plan participant. Plan participants are allowed to change their investment elections at any time, but the changes are only effective at the beginning of the following calendar quarter. The measurement funds are merely measuring tools to determine the amount by which account balances will be debited or credited to reflect deemed investment returns on deferred compensation.

Although the plan administrator has established procedures permitting a plan participant to reallocate deferred amounts among these investment alternatives after the initial election to defer, the election to defer is irrevocable, and the deferred compensation will not be paid to the director until his or her termination of service on the Board. At that time, the director will receive, depending upon the investment alternative selected by the director, payment of the amounts credited to his or her account under the plan in a lump-sum cash payment, in shares of our common stock or in up to 20 annual cash installments. If a participant dies before the entire deferred amount has been distributed, the undistributed portion will be paid to the participant's beneficiary. The benefits under the plan otherwise are not transferable by the participant.

Prior to the establishment of the Director Deferred Compensation Plan, our non-employee directors could defer their cash fees into a prior U.S. Bancorp deferred compensation plan. Under our prior plan, a director could defer the profit amount associated with U.S. Bancorp stock options or other equity awards.

Director Compensation Table

The following table shows the compensation of the individuals who served as members of our Board of Directors during any part of fiscal year 2012.

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)[2]	Total ($)
Douglas M. Baker, Jr.	105,000	159,905	264,905
Y. Marc Belton	97,500	144,554	242,054
Victoria Buyniski Gluckman	90,000	163,844	253,844
Arthur D. Collins, Jr.	105,000[3]	161,556	266,556
Roland A Hernandez	97,500	132,671	230,171
Doreen Woo Ho	97,500	132,671	230,171
Joel W. Johnson	105,000[3]	161,873	266,873
Olivia F. Kirtley	115,000[3]	164,604	279,604
Jerry W. Levin	105,000	161,556	266,556
David B. O'Maley	90,000	163,970	253,970
O'dell M. Owens	112,500	159,011	271,511
Richard G. Reiten[4]	97,500	142,710	240,210
Craig D. Schnuck	97,500	168,736	266,236
Patrick T. Stokes	140,000[3]	161,556	301,556

(1) Richard K. Davis, our Chairman, President and Chief Executive Officer, is not included in this table because he was an employee of U.S. Bancorp during 2012 and therefore received no compensation for his service as director. The compensation he received as an employee of U.S. Bancorp is shown above in the Summary Compensation Table.

(2) The amounts in this column are calculated based on the fair market value of our common stock on the date the grant was made in accordance with FASB ASC Topic 718. In 2012 each director received a restricted stock unit grant of 4,552 units with a full grant value of approximately $130,000. In addition, the directors received units as dividend equivalents with full grant values as follows:

Name	Dividend Equivalents	Full Grant Value	Name	Dividend Equivalents	Full Grant Value
Mr. Baker	939	$29,900	Ms. Kirtley	1,087	$34,599
Mr. Belton	456	$14,549	Mr. Levin	991	$31,551
Ms. Buyniski Gluckman	1,063	$33,839	Mr. O'Maley	1,067	$33,965
Mr. Collins	991	$31,551	Dr. Owens	911	$29,006
Mr. Hernandez	82	$ 2,666	Mr. Reiten	420	$12,705
Ms. Woo Ho	82	$ 2,666	Mr. Schnuck	1,217	$38,731
Mr. Johnson	1,001	$31,868	Mr. Stokes	991	$31,551

All of the restricted stock units granted to directors in 2012 were fully vested at the time of grant and are distributable in an equivalent number of shares of our common stock upon the director leaving service on the Board, except that all units are forfeited if the director is removed by our shareholders for cause.

No stock options were granted to any of the directors in 2012. The directors held restricted stock units and options as of December 31, 2012, as follows:

Name	Restricted Stock Units	Vested Options	Name	Restricted Stock Units	Vested Options
Mr. Baker	43,461	—	Ms. Kirtley	50,208	37,015
Mr. Belton	21,567	—	Mr. Levin	45,871	109,801
Ms. Buyniski Gluckman	49,080	39,206	Mr. O'Maley	49,252	103,909
Mr. Collins	45,871	109,801	Dr. Owens	42,231	33,075
Mr. Hernandez	4,634	—	Mr. Reiten	—	33,075
Ms. Woo Ho	4,634	—	Mr. Schnuck	56,103	102,409
Mr. Johnson	46,289	103,352	Mr. Stokes	45,871	33,075

In accordance with their terms, the restricted stock units held by Mr. Reiten vested and were distributed in shares of common stock when he retired from our Board of Directors.

(3) Messrs. Collins, Johnson and Stokes and Ms. Kirtley chose to defer their cash fees under the Director Deferred Compensation Plan.

(4) Mr. Reiten retired from our Board of Directors on April 17, 2012.

AUDIT COMMITTEE REPORT AND PAYMENT OF FEES TO AUDITOR

Audit Committee Report

The Audit Committee of the Board of Directors is responsible for assisting the Board in monitoring the integrity of the financial statements of U.S. Bancorp, compliance by U.S. Bancorp with legal and regulatory requirements, and the independence and performance of U.S. Bancorp's internal and external auditors.

The consolidated financial statements of U.S. Bancorp for the year ended December 31, 2012, were audited by Ernst & Young LLP, independent auditor for U.S. Bancorp.

As part of its activities, the Audit Committee has:

1. Reviewed and discussed with management the audited financial statements of U.S. Bancorp;
2. Discussed with the independent auditor the matters required to be discussed under *Statement on Auditing Standards No. 61 (Communications with Audit Committees), Statement of Auditing Standards No. 99 (Consideration of Fraud in a Financial Statement Audit)*, and under the SEC, U.S. Public Company Accounting Oversight Board and NYSE rules;
3. Received the written disclosures and letter from the independent auditor required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence; and
4. Discussed with the independent auditor their independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements of U.S. Bancorp for the year ended December 31, 2012, be included in U.S. Bancorp's Annual Report on Form 10-K filed with the SEC.

Audit Committee of the Board of Directors of U.S. Bancorp

Olivia F. Kirtley, *Chair*	Doreen Woo Ho
Y. Marc Belton	Joel W. Johnson
Roland A. Hernandez	O'dell M. Owens, M.D., M.P.H.

Fees to Independent Auditor

The following aggregate fees were billed to us for professional services by Ernst & Young LLP for fiscal years 2012 and 2011:

	2012	2011
	($ in millions)	
Audit Fees	$ 10.0	$ 9.6
Audit-Related Fees	2.4	2.4
Tax Fees	6.0	5.0
All Other Fees	0.2	0.4
Total	$ 18.6	$ 17.4

Audit Fees

Audit fees consist of fees billed to us by Ernst & Young LLP for the audit of our consolidated financial statements included in our Annual Reports on Form 10-K, reviews of our financial statements included in each of our Quarterly Reports on Form 10-Q, and audits of financial statements of our subsidiaries required by regulation. Of the above amounts, $2.5 million in 2012 and $2.8 million in 2011 related to procedures required by regulators, comfort letters, consents and assistance provided with our regulatory filings.

Audit-Related Fees
Audit-related fees consist of fees billed to us by Ernst & Young LLP for audits of pension and other employee benefit plan financial statements, audits of the financial statements of certain of our subsidiaries and affiliated entities, reviews of internal controls not related to the audit of our consolidated financial statements, and Statement on Standards for Attestation Engagements No. 16 internal controls procedures in various lines of business to support their customers' business requirements.

Tax Fees
Tax fees consist of fees billed to us by Ernst & Young LLP for tax compliance and review, tax planning and other tax services. The aggregate fees billed for tax compliance and review services, including the preparation of and assistance with federal, state and local income tax returns, sales and use filings, foreign and other tax compliance, provided to us by Ernst & Young LLP was $3.8 million in each of 2012 and 2011. In addition to fees being paid for tax compliance services, we paid $2.1 million and $1.2 million for tax planning and other tax services provided to us by Ernst & Young LLP during 2012 and 2011, respectively. Included in tax planning and other tax services was $0.8 million in 2012 associated with advisory services related to new tax reporting regulations, and $0.7 million and $0.5 million for services associated with business acquisitions in 2012 and 2011, respectively. During 2011, we transitioned most domestic tax return preparation to our internal tax compliance function from Ernst & Young LLP, resulting in the decrease in fees for tax services paid to Ernst & Young LLP in 2011 and 2012.

All Other Fees
Other fees in 2012 related to a market study for a business line, and in 2011 consisted of advisory projects related to the implementation of new reporting requirements issued by banking regulators.

Administration of Engagement of Independent Auditor
The Audit Committee is responsible for appointing, compensating, retaining and overseeing the work of our independent auditor, including approving the services provided by the independent auditor and the associated fees. The Audit Committee has established a policy for pre-approving the services provided by our independent auditor in accordance with the auditor independence rules of the SEC. This policy requires the review and pre-approval by the Audit Committee of all audit and permissible non-audit services provided by our independent auditor and an annual review of the financial plan for audit fees. To ensure that auditor independence is maintained, the Audit Committee annually pre-approves the audit services to be provided by our independent auditor and the related estimated fees for such services, as well as the nature and extent of specific types of audit-related, tax and other non-audit services to be provided by the independent auditor during the year.

As the need arises, other specific permitted services are pre-approved on a case-by-case basis during the year. A request for pre-approval of services on a case-by-case basis must be submitted by our controller or chief risk officer. These requests are required to include information on the nature of the particular service to be provided, estimated related fees and management's assessment of the impact of the service on the auditor's independence. The Audit Committee has delegated to its chair pre-approval authority between meetings of the Audit Committee. Any pre-approvals made by the chair must be reported to the Audit Committee. The Audit Committee will not delegate to management the pre-approval of services to be performed by our independent auditor.

All of the services provided by our independent auditor in 2012 and 2011, including services related to the Audit-Related Fees, Tax Fees and All Other Fees described above, were approved by the Audit Committee under its pre-approval policies.

PROPOSAL 2 — RATIFICATION OF SELECTION OF INDEPENDENT AUDITOR

The Audit Committee has selected Ernst & Young LLP as our independent auditor for the 2013 fiscal year. Ernst & Young LLP began serving as our independent auditor for the fiscal year ended December 31, 2003. Our Audit Committee has carefully considered the selection of Ernst & Young LLP as our independent auditor, and has also considered whether there should be regular rotation of the independent external audit firm. In conjunction with the mandated rotation of the audit firm's lead engagement partner, the Audit Committee and its Chairman are involved in the process for selecting Ernst & Young LLP's new lead engagement partner. The members of the Audit Committee believe that the continued retention of Ernst & Young LLP to serve as our independent auditor is in the best interests of the company and its stockholders.

While we are not required to do so, we are submitting the selection of Ernst & Young LLP to serve as our independent auditor for the 2013 fiscal year, for ratification in order to ascertain the views of our shareholders on this appointment. If the selection is not ratified, the Audit Committee will reconsider its selection. Representatives of Ernst & Young LLP are expected to be present at the annual meeting, will be available to answer shareholder questions and will have the opportunity to make a statement if they desire to do so.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS THE INDEPENDENT AUDITOR OF U.S. BANCORP FOR THE 2013 FISCAL YEAR.

PROPOSAL 3 — ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR EXECUTIVES DISCLOSED IN THIS PROXY STATEMENT

Executive compensation is an important matter to us. We are asking our shareholders to provide advisory approval of the compensation of our executive officers named in the Summary Compensation Table, as we have described it in the "Compensation Discussion and Analysis" section of this proxy statement, beginning on page 24. While this "say-on-pay" vote is advisory (not binding on our company), it will provide information to our Compensation and Human Resources Committee regarding investor sentiment about our executive compensation philosophy, policies and practices, which the Compensation and Human Resources Committee will take into account when considering future compensation arrangements. We currently conduct annual advisory votes on executive compensation and expect to conduct the next advisory vote at our 2014 annual meeting of shareholders.

We have designed our executive compensation program to attract, motivate, reward and retain the senior management talent required to achieve our corporate objectives and increase shareholder value. Our compensation policies and procedures are centered on a pay-for-performance philosophy and are strongly aligned with the long-term interests of our shareholders.

The Company is presenting this proposal, which gives you as a shareholder the opportunity to endorse or not endorse our executive pay program by voting "FOR" or "AGAINST" the following resolution:

> "RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the named executive officers, as described in the Compensation Discussion and Analysis, the compensation tables and the related disclosure contained in this proxy statement."

As discussed in the "Compensation Discussion and Analysis" section earlier in this proxy statement, the Compensation and Human Resources Committee of the Board of Directors believes that the compensation for 2012 of our executive officers named in the Summary Compensation Table is reasonable and appropriate, is justified by the performance of the company in a difficult environment, and is working to ensure management's interests are aligned with our shareholders' interests to support long-term value creation.

In deciding how to vote on this proposal, the Board requests that you consider the following factors, which are more fully discussed in the "Compensation Discussion and Analysis" section beginning on page 24:

- Our company was the top performer among its peers by numerous industry measures in 2012 and has been among the top performers for many years.
- Our executive compensation programs are centered on a pay-for-performance philosophy and are strongly aligned with the long-term interests of our shareholders. A large majority of the total compensation of our senior executives is tied to short-term and long-term corporate performance, and therefore the value of that compensation varies widely depending upon the results we provide for our shareholders.
- Our executive compensation program reflects many best practices that are intended to further align executive compensation with shareholder interests and to mitigate risk.

This vote, which is required pursuant to Section 14A of the Exchange Act, is not intended to address any specific item of compensation, but rather our overall compensation policies and procedures relating to our named executive officers described in this proxy statement. Accordingly, your vote will not directly affect or otherwise limit any existing compensation or award arrangement of any of our named executive officers.

Because your vote is advisory, it will not be binding upon the Board of Directors. However, the Board values shareholders' opinions and the Compensation and Human Resources Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT.

PROPOSAL 4 — SHAREHOLDER PROPOSAL SEEKING THE ESTABLISHMENT OF A POLICY REQUIRING THAT THE CHAIRMAN OF THE BOARD BE AN INDEPENDENT DIRECTOR

The Board of Directors unanimously recommends that you vote "AGAINST" the shareholder proposal set forth below.

Shareholder Proposal

Gerald R. Armstrong, 910 Sixteenth Street, No. 412, Denver, Colorado 80202-2917, (303) 355-1199, the owner of 7,276 shares of our common stock, has advised us that he plans to introduce the following resolution at the annual meeting. In accordance with rules of the SEC, the text of the proponent's resolution and supporting statement is printed verbatim from his submission.

That the shareholders of U.S. BANCORP request its Board of Directors to establish a policy requiring that the Board's chairman be an "independent director," as defined by the rules of the New York Stock Exchange, and who has not previously served as an executive officer of U.S. BANCORP.

This policy should not be implemented to violate any contractual obligation and should specify: (a) how to select a new "Independent" chairman if the current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance is excused if no independent director is available and willing to serve as Chairman.

The reasons given by the proponent for the resolution are as follows:

This proposal's proponent is a long-term shareholder of U.S. BANCORP and is responsible for its declassification of terms of directors from three years to one year and the elimination of its super-majority voting requirements.

He is familiar with U.S. BANCORP's problems which originated under administrations where one person served as Chairman and President and was accountable only to himself. The current dividend remains reduced by more than 55%!

Our current chairman and president, Richard Davis, is serving as a director of Xcel Energy which also lacks an independent chairman and is faced with a failed "SmartGridCity" which could cost its shareholders millions. It is described as "poorly planned, poorly managed, and a failed experiment" (The Denver Post November 4, 2012).

This proposal was presented by the proponent in last year's meeting of KeyCorp where it received a majority vote of shareholders and had been recommended by governance consultants.

Norges Bank Investment Management, has stated in support of a similar proposal:

"The roles of Chairman of the Board and CEO are fundamentally different and should not be held by the same person. There should be a clear division of responsibilities between these positions to insure a balance of power and authority on the Board. Approximately, 43% of S&P 1500 companies have separate CEO and Chairman positions.

"The Board should be led by an independent Chairman. Such a structure will put the Board in a better position to make independent evaluations and decisions, hire management, decide a remuneration policy that encourages performance, provide strategic direction and support management in taking a long-term view in development of business strategies. An independently led board is better able to oversee and give guidance to corporation executives, help prevent conflict or the perception of conflict, and effectively strengthen the system of checks-and-balances with corporate structure and thus protect shareholder value."

If you agree, please vote "FOR" this proposal.

Proposal 4 — Shareholder Proposal Seeking the Establishment of a Policy Requiring That the Chairman of the Board be an Independent Director

Board of Directors' Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL. PROXIES WILL BE VOTED AGAINST THE PROPOSAL UNLESS YOU VOTE IN FAVOR OF IT.

The Board should retain the flexibility to determine the most effective leadership structure for U.S. Bancorp.

U.S. Bancorp's governing documents allow the roles of chairman and CEO to be filled by the same or different individuals. This approach allows the Board flexibility to determine whether the two roles should be separate or combined based upon U.S. Bancorp's needs and the Board's assessment of our company's leadership from time to time. The Board has deep knowledge of our strategic goals, the unique opportunities and challenges we face, and the various strengths and capabilities of our directors and U.S. Bancorp's senior management. Thus, rather than taking a "one-size fits all" approach to Board leadership, the Board is best positioned to determine the most effective leadership structure for U.S. Bancorp at any given time.

U.S. Bancorp's shareholders are best served by our current leadership structure.

In light of the current environment for the financial services industry and U.S. Bancorp's business objectives, the Board believes that the most effective leadership structure for U.S. Bancorp at the present time is for our CEO, Richard K. Davis, to serve as chairman of the Board. Combining the positions of chairman and CEO most effectively utilizes Mr. Davis' extensive experience and knowledge regarding our company. Mr. Davis, with over 19 years of service at U.S. Bancorp (including over eight years as President and six years as CEO), has the knowledge, expertise and experience to understand and clearly articulate to the Board the opportunities and risks facing U.S. Bancorp. The Board believes that combining the CEO and chairman positions helps the Board respond quickly and effectively to the many business, market and regulatory challenges facing companies in the rapidly changing financial services industry. The Board believes the combined role of chairman and CEO serves as a highly effective bridge between the Board and management and provides the leadership to execute our business strategy and create shareholder value. In addition, Mr. Davis's service as chairman provides a clarity of leadership for the company and more effectively allows the company to present its vision with one voice.

U.S. Bancorp's corporate governance practices provide for strong independent leadership and effective independent oversight of our company.

The Board is committed to the highest standards of good governance and has adopted practices and procedures to provide for Board independence and effective management oversight:

> With the exception of Mr. Davis, the Board is comprised entirely of independent directors.

> The Board has a strong, independent lead director. Whenever the chairman of the Board is not an independent director, the members of the Board elect an independent director to act as lead director based on the recommendation of our Governance Committee. The lead director is expected to serve in that capacity for three to five years, and has substantial leadership responsibilities. These responsibilities are described above under the caption "Corporate Governance — Board Leadership Structure." The powers and duties of the chairman and the lead director differ only in that chairman presides over the normal business portion of the meetings of the Board. The lead director conducts executive sessions of the Board without Mr. Davis at every regular Board meeting and may call for an executive session of independent directors at any time, and has joint control over Board meeting agendas. Patrick T. Stokes has served as lead director since January 2011. Mr. Stokes is actively engaged as lead director and works closely with Mr. Davis on Board matters. The lead director provides independent oversight of management and meaningful coordination between our chairman and our independent directors.

> Each of the Audit Committee, Governance Committee and Compensation and Human Resources Committee is comprised solely of independent directors. This means the independent directors oversee critical matters such as the quality and integrity of our financial statements; our compliance with legal and regulatory requirements; the compensation of our executive officers, including our chairman and CEO; the nomination of directors; and the evaluation of the Board and its committees.

Proposal 4 — Shareholder Proposal Seeking the Establishment of a Policy Requiring That the Chairman of the Board be an Independent Director

> The Compensation and Human Resources Committee is responsible for evaluating the CEO's performance and determining his compensation.

> The Board and the Audit Committee, Governance Committee and Compensation and Human Resources Committee each meet in executive session on a regular basis without the presence of management.

> All Board members have complete access to management and the authority to retain legal, accounting and other outside consultants to advise the Board and the committees as they deem appropriate.

The proposal's suggestion that U.S. Bancorp's dividend rate is attributable to its Board leadership structure is misleading.

In March 2009, the Board prudently reduced U.S. Bancorp's quarterly cash dividend rate to preserve capital in the face of the severe U.S. economic crisis. The proposal incorrectly suggests that this dividend reduction was somehow attributable to the chairman and CEO positions being held by the same person. Instead, U.S. Bancorp's dividend rate is determined by the Board based on U.S. Bancorp's capital position and discussions with federal bank regulators. Since March 2009, U.S. Bancorp's quarterly cash dividend rate has been increased by 290%.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows how many shares of our common stock were beneficially owned as of February 4, 2013, by:

> each current director and director nominee;

> each of the executive officers named in the Summary Compensation Table in this proxy statement;

> all of our directors and executive officers as a group; and

> each person who is known by us to beneficially own more than 5% of our voting securities.

Unless otherwise noted, the shareholders listed in the table have sole voting and investment power with respect to the shares of common stock owned by them. None of the shares beneficially owned by our directors or executive officers are subject to any pledge, in accordance with our company policy prohibiting them from pledging or hedging our common stock.

Name of Beneficial Owner	Common Stock[1]	Options Exercisable Within 60 Days of February 4, 2012	Restricted Stock Units[2]	Deferred Compensation[3]	Total	Percent of Common Stock Outstanding
Douglas M. Baker, Jr.	1,000	—	47,684	—	48,684	*
Y. Marc Belton	10,400	—	25,661	—	36,061	*
Victoria Buyniski Gluckman	188,393	39,206	53,336	7,106	288,041	*
Andrew Cecere	192,608	2,209,952	161,687	—	2,564,247	*
Arthur D. Collins, Jr.	45,290	109,801	50,108	13,338	218,537	*
Richard K. Davis	363,145	4,389,120	273,008	67,001	5,092,274	*
Richard C. Hartnack	125,304	1,005,309	63,210	—	1,193,823	*
Roland A. Hernandez	—	—	8,629	—	8,629	*
Doreen Woo Ho	—	—	8,629	—	8,629	*
Joel W. Johnson	64,759	103,352	50,528	15,433	234,072	*
Pamela A. Joseph	108,283	1,555,758	89,564	—	1,753,605	*
Olivia F. Kirtley	10,058	37,015	54,470	11,536	113,079	*
Jerry W. Levin	—	109,801	50,108	—	159,909	*
David B. O'Maley	284,102	103,909	53,509	11,061	452,581	*
O'dell M. Owens, M.D., M.P.H.	—	33,075	46,446	65,723	145,244	*
Richard B. Payne, Jr.	45,342	1,189,249	66,694	—	1,301,285	*
Craig D. Schnuck	21,813	102,409	60,400	—	184,622	*
Patrick T. Stokes	18,557	33,075	50,108	44,461	146,201	*
All directors and executive officers as a group (27 persons)[4]	2,091,758	16,232,642	1,510,510	246,095	20,081,005	1.07%
BlackRock, Inc.[5]	127,713,481	—	—	—	127,713,481	6.85%

* Indicates less than 1%.

(1) Includes the following shares beneficially owned by the indicated director or executive officer:

> For Mr. Cecere, includes 341 shares held by Mr. Cecere's wife, as to which Mr. Cecere has no voting or investment power; and 9,968 shares held in the U.S. Bank 401(k) Savings Plan;

> For Mr. Davis, includes 142,634 shares held in a trust of which Mr. Davis's wife is trustee and as to which Mr. Davis has no voting or investment power; 179,972 shares held in a trust of which Mr. Davis is trustee; and 15,539 shares held in the U.S. Bank 401(k) Savings Plan;

> For Mr. Hartnack, includes 2,719 shares held in the U.S. Bank 401(k) Savings Plan;

> For Ms. Joseph, includes 10,506 shares held in the U.S. Bank 401(k) Savings Plan;

Security Ownership of Certain Beneficial Owners and Management

- For Mr. Payne, includes 2,205 shares held in the U.S. Bank 401(k) Savings Plan and 2,000 shares held in an IRA account;
- For Mr. Schnuck, includes 9,756 shares held in a trust of which Mr. Schnuck is trustee;
- For Mr. Stokes, includes 17,122 shares held in a trust of which Mr. Stokes is trustee; and 1,435 shares in the aggregate held by a limited partnership and a limited liability company affiliated with Mr. Stokes and as to which Mr. Stokes has no voting or investment power; and
- For All executive officers as a group, includes 123,235 shares held in the U.S. Bank 401(k) Savings Plan for the accounts of certain executive officers; and 62,592 shares of restricted stock granted to certain executive officers which are subject to future vesting conditions.

(2) Restricted stock units held by our officers are distributable in an equivalent number of shares of our common stock upon vesting. Vested restricted stock units held by our directors are not distributable until the holder ceases to serve on the Board unless the holder is removed by our shareholders for cause. The number of restricted stock units that are currently vested, or that vest within 60 days of February 4, 2013, is included in this column.

(3) Certain of our directors and officers have deferred cash compensation under our deferred compensation plans. Some of these deferred amounts will be paid out in shares of our common stock upon the director's or officer's retirement or other termination of employment or service with U.S. Bancorp. The directors and officers have no voting or investment power as to these shares. The number of shares to which the directors and officers would have been entitled had their employment or service with U.S. Bancorp been terminated as of February 4, 2013, is included in this column.

(4) Two executive officers in this group, neither of whom are named in the Summary Compensation Table, own, either directly or indirectly, non-voting Depositary Shares, each share representing ownership of 1/1,000th of a share of our Series F Non-Cumulative Perpetual Preferred Stock (the "Series F Depositary Shares"), and non-voting Depositary Shares, each share representing ownership of 1/1,000th of a share of our Series G Non-Cumulative Perpetual Preferred Stock (the "Series G Depositary Shares"). The combined ownership of these two executive officers, 3,000 Series F Depositary Shares and 4,000 Series G Depositary Shares, is less than 1% of either series of Depositary Shares.

(5) Based on Amendment No. 3 to Schedule 13G filed with the SEC on February 5, 2013, by BlackRock, on behalf of itself and certain of its subsidiaries. The address for BlackRock is 40 East 52nd Street, New York, NY 10022.

OTHER MATTERS

Annual Report to Shareholders and Form 10-K

Our 2012 Annual Report to Shareholders, including financial statements for the year ended December 31, 2012, accompanies this proxy statement. The 2012 Annual Report to Shareholders is also available on our website at www.usbank.com/proxymaterials. Copies of our 2012 Annual Report on Form 10-K, which is on file with the SEC, are available to any shareholder who submits a request in writing to Investor Relations, U.S. Bancorp, BC-MN-H23K, 800 Nicollet Mall, Minneapolis, Minnesota 55402. Copies of any exhibits to the Form 10-K are also available upon written request and payment of a fee covering our reasonable expenses in furnishing the exhibits.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors to file initial reports of ownership and reports of changes in ownership of our securities with the SEC. Executive officers and directors are required to furnish us with copies of these reports. Based solely on a review of the Section 16(a) reports furnished to us with respect to 2012 and written representations from the executive officers and directors, we believe that all Section 16(a) filing requirements applicable to our executive officers and directors during 2012 were satisfied, except that Patrick T. Stokes was late in filing three Form 4 reports relating to purchases of common stock in 2010.

"Householding" of Proxy Materials

The SEC rules allow a single copy of the proxy statement and annual report to be delivered to multiple shareholders sharing the same address and last name, or who we reasonably believe are members of the same family, and who consent to receive a single copy of these materials in a manner provided by these rules. This practice is referred to as "householding." Although we do not household for our registered shareholders, some brokers, banks, trusts and other nominees household U.S. Bancorp proxy statements and annual reports, delivering a single copy of each to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker, bank, trust or other nominee that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate copy of our proxy statement or annual report, or if you are receiving multiple copies of either document and wish to receive only one, please notify your broker, bank, trust or other nominee. We will deliver promptly upon written or oral request a separate copy of our proxy statement and/or our annual report to a shareholder at a shared address to which a single copy of either document was delivered. For copies of either or both documents, shareholders should write to Investor Relations, U.S. Bancorp, BC-MN-H23K, 800 Nicollet Mall, Minneapolis, Minnesota 55402, or call (866) 775-9668.

Deadlines for Submitting Shareholder Proposals for 2014 Annual Meeting

In order for a shareholder proposal to be considered for inclusion in our proxy statement for the 2014 annual meeting, we must receive the written proposal at our principal executive offices at U.S. Bancorp, BC-MN-H23I, 800 Nicollet Mall, Minneapolis, Minnesota 55402, Attention: Corporate Secretary, on or before November 8, 2013. The proposal must comply with SEC regulations regarding the inclusion of shareholder proposals in company-sponsored proxy materials.

Our bylaws provide that a shareholder may nominate from the floor a director for election at the annual meeting if proper written notice is received by the Corporate Secretary of U.S. Bancorp at our principal executive offices in Minneapolis, Minnesota, at least 120 days in advance of the anniversary of the prior year's annual meeting. A shareholder may present from the floor a proposal other than a director nomination if proper written notice is received by the Corporate Secretary at least 120 days in advance of the anniversary of the date the proxy statement for the prior year's annual meeting was released to shareholders. For the 2014 annual meeting, notices of director nominations and shareholder proposals to be made from the floor must be received on or before December 17, 2013, and November 8, 2013, respectively. The notice must contain the specific information required by our bylaws. You can find a copy of our bylaws on our website at www.usbank.com by clicking on "About U.S. Bank" and then "Corporate Governance" and then "Corporate Governance Documents."

Shareholder proposals and director nominations for which notice is received by us after November 8, 2013, and December 17, 2013, respectively, may not be presented in any manner at the 2014 annual meeting.

Other Matters

We do not know of any other matters that may be presented for consideration at the annual meeting. If any other business does properly come before the annual meeting, the persons named as proxies on the enclosed proxy card, or proxy voting instruction form, will vote as they deem in the best interests of U.S. Bancorp.



James L. Chosy
Secretary
Dated: March 8, 2013



10% postconsumer waste fiber

A Rich Heritage, A Strong Future

On July 13, 2013, U.S. Bank celebrates its 150th anniversary operating under National Charter #24, signed in 1863, which originally established the First National Bank of Cincinnati.



Treasury Department,
Office of Comptroller of the Currency,
Washington, July 13th 1863.

Whereas, by satisfactory evidence presented to the undersigned, it has been made to appear that the First National Bank of Cincinnati in the County of Hamilton and State of Ohio has been duly organized under, and according to the requirements of the act of Congress, entitled "An act to provide a national currency, secured by a pledge of United States stocks, and to provide for the circulation and redemption thereof, approved February 25, 1863, and has complied with all the provisions of said act required to be complied with before commencing the business of Banking:

Now, therefore, Hugh McCulloch Comptroller of the Currency, do hereby certify that the said First National Bank of Cincinnati County of Hamilton and State of Ohio is authorized to commence the business of Banking under the act aforesaid.

In Testimony Whereof, witness my hand and seal of office, this Thirteenth day of July 1863.

(signed) Hugh McCulloch
Comptroller of the Currency.

No 24

Since then, our company has expanded greatly, and we have managed through times of prosperity and through times of hardship.

Our past has shaped our present and the strong future we see ahead.


All of us serving you®

EST.1863


usbancorp.

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